Form 10-K, Exhibit 13
period 1996-03-30
BOSTON ACOUSTICS INC
filed 1996-06-28
CIK 805268

BOSTON ACOUSTICS
1996


ANNUAL
REPORT

[Photograph of Rally RS10 Subwoofer]

FINANCIAL HIGHLIGHTS


[Bar graph presenting the following data regarding net sales
(amounts in thousands): '92 - $32,583; '93 - $32,603; '94 - $34,488;
'95 - $41,046; '96 - $46,325.]

[Bar graph presenting the following data regarding net income
(amounts in thousands): '92 - $4,933; '93 - $4,772; '94 - $4,682;
'95 - $5,949; '96 - $6,631.]

TO THE SHAREHOLDERS:

[Photograph of Frances L. Reed, Chairman and Chief Executive Officer]

[Photograph of Andrew G. Kotsatos, President]


FISCAL 1996 WAS OUR SEVENTEENTH STRAIGHT YEAR OF RECORD SALES. DESPITE A FOURTH QUARTER THAT WAS DEPRESSED BY ONE OF THE SNOWIEST WINTERS IN HISTORY, NET SALES FOR THE YEAR WERE UP BY 13%, TO $46,324,791, FROM $41,045,703 IN FISCAL 1995. NET INCOME ALSO REACHED A NEW RECORD, INCREASING 11% TO $6,630,576. EARNINGS PER SHARE HIT A NEW HIGH OF $1.52, UP 10% COMPARED TO LAST YEAR'S $1.38.

IT WAS ANOTHER EXCITING YEAR FOR THE COMPANY. IN ADDITION TO SETTING NEW SALES AND EARNINGS RECORDS, WE MOVED INTO A NEW FACILITY, INTRODUCED A HOST OF NEW PRODUCTS, STRENGTHENED OUR INTERNATIONAL DISTRIBUTION NETWORK, AND ANNOUNCED THE ACQUISITION OF A NEW SUBSIDIARY.

WHILE SALES WERE STRONG ACROSS THE BOARD, OUR GROWTH WAS FUELED BY NEW PRODUCTS--NEW COMPACT REFERENCE AND DESIGNER SERIES IN-WALL HOME
SPEAKERS--AND NEW AUTOMOTIVE SYSTEMS. OUR PRODUCT LINES NOW INCLUDE MORE THAN 75 SPEAKERS, RANGING IN PRICE FROM $60 TO $5,000 A PAIR.

HOME IS WHERE THE THEATER IS

The "action" in home speaker systems is in the home theater market. During fiscal 1996, we enhanced our position as the company best prepared to serve this market.

[Photograph of CR400. Caption: "CR400, introduced January 1996."]

We added two new products to the highly successful CR (Compact Reference) line that we launched in late 1994. The CR2 is a video-shielded center channel speaker, with a $200 suggested retail price, and the CR400 is a high performance powered subwoofer, affordably priced at a suggested retail of $400. Both products can be combined with other members of the CR family to create complete high performance home theater speaker systems.

[Photograph of Lynnfield VR System for Dolby Digital. Caption: "Lynnfield VR System for Dolby Digital, introduced December 1995."]

We also added three new models to our highly acclaimed Lynnfield VR family. Our new THX-certified VRS Pro diffuse-field surround speakers--priced at $500 per pair--offer the low frequency extension and power handling capabilities demanded by the new Dolby Digital-TM- (AC-3) systems. The new $1,200 VR2000 subwoofer incorporates a Boston-designed 300-watt amplifier and is the smallest single-unit subwoofer to meet THX requirements. Combined with our VR40 main speakers, the VRS Pro surround sounds and the VR12 center channel speaker, the subwoofer is a key component of a first-class $3,500 home theater speaker system.

[Photograph of Designer Series 381. Caption: "Designer Series 381, introduced November 1995."]

The third new VR speaker is the VR10 center channel. Smaller than the VR12, and with a $300 suggested retail price, this three-way speaker also meets the demands of Dolby Digital.

We introduced three new Designer Series of flush mount speakers in fiscal 1996. Featuring broad-dispersion Kortec-TM- tweeters and butyl rubber surrounds, the 351, 361 and 381 models feature improved sound and weather-proofing qualities.

NEW AUTO SOUNDS

We enriched our automotive product lines by completing the introduction of the Boston Rally-TM- RX Coaxial Series and the addition of the Rally RS subwoofer line. The new RS series consists of three models with suggested retail prices from $200 to $260 per pair.

[Photograph of Rally RS10. Caption: "Rally RS10, introduced July 1995."]

PRIZE PRODUCTS

Awards, positive reviews, and other forms of recognition are important in our industry. Faced with an overwhelming array of choices, consumers and professional sales people look to experts to evaluate alternatives and, through awards and reviews, to make recommendations. As a result, we are always pleased to see our name on the winners' list.

We had winners in seven categories of the AUDIOVIDEO INTERNATIONAL 17th Annual Hi-Fi Grand Prix Awards.

- - The VR40: mid-size floor standing speaker of the year.

- - The Lynnfield VR system: A/V speaker system of the year.

- - The SubSat7 system: best sub/sat speaker system.

- - The VR12: center channel speaker of the year.

- - Our VRS: special recognition in the rear channel/surround sound category.

- - The 380: in-wall speaker honors.

In the under 12" Subwoofer category, the VR500 was cited for features that include video shielding and automatic turn-on, as well as for its audiophile sound qualities.

We also won AutoSound 1996 Grand-Prix Awards in six categories:

- - The CX9: best of 6 x 9" speakers.

- - The RX67: best flush-mounted speaker.

- - The ProSeries 5.4: best speaker component system.

- - The ProSeries Neo4t: best tweeter.

- - The ProSeries 6.4LF: best midrange and midbass speaker.

- - The RS12: special speaker separates recognition.

Boston Acoustics products took three prestigious Innovations '96 awards for new product design and engineering at the International Winter Consumer Electronics Show in January. The awards are based on innovation, value, aesthetics and contributions to users' quality of life. The judges are consumer electronics experts that include industrial designers and members of the trade press. The winners were the VRS Pro Surround, the VR10 Center Channel and the Compact Reference CRX surround.

As a company, we made the BOSTON GLOBE's Eighth Annual Globe 100 "Best of Massachusetts Business" List, moving up from 98th place to 57th.



QUOTABLE REVIEWS

Reviewers consistently recognize the sound quality and the value of our products. During the past year, AUDIO magazine praised the CR7 as "a fine choice for a budget high-performance stereo system." VIDEO said that "Boston Acoustics' CR Series sounds great--and doesn't break the bank doing it." STEREOPHILE GUIDE TO HOME THEATER called the VR500 "remarkable."

OUR NEW BUILDING

In February, we moved our entire company--all manufacturing, warehouse and administrative offices--into a new building in Peabody, Massachusetts. We paid for the new building--the first designed for us--out of earnings, so we are still debt-free. With 150,000 square feet of floor space and a large high-bay area, we have more than twice the usable space we had before. Its facilities include our new automated tweeter manufacturing line, the first of its kind in the world.

[Photograph of interior of Company's new building]

IMPROVING OUR DISTRIBUTION NETWORK

Our international distribution network is a key factor in the continuing growth of our sales overseas. In fiscal 1996, we strengthened our Latin American organization and expanded our distribution channels in Asia and Europe.

OUR FIRST ACQUISITION

During fiscal 1996, we agreed to purchase Snell Acoustics, Inc. of Haverhill, Massachusetts. The closing is scheduled to occur in late June of 1996.

Snell has an excellent reputation for quality, and its high-end speaker systems complement ours. It was the first company to introduce a THX speaker system. Snell has its own distribution network, so we believe we can increase our total volume without adding distribution.

MORE NEW PRODUCTS ON THE WAY

To help fuel sales in the coming year, we have a number of new products for home and auto applications in the pipeline--a new Micro Reference Series to replace the SubSat Series, 3-way THX Tower and Center Channel speakers for the finest home theater and music systems, and new Boston Rally-TM- subwoofer enclosures for cars and trucks.




LOOKING AHEAD

We will celebrate our tenth year as a public company in fiscal 1997. While we are a well established, mature organization in many ways, we are still growing and developing at a healthy rate.

We are looking forward to another excellent year.

Sincerely,






/s/ Francis L. Reed              /s/ Andrew G. Kotsatos
Francis L. Reed                  Andrew G. Kotsatos
CHAIRMAN AND                     PRESIDENT
CHIEF EXECUTIVE OFFICER

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION


RESULTS OF OPERATIONS

The following table sets forth the results of operations for the years ended March 30, 1996, March 25, 1995, and March 26, 1994 expressed as percentages of net sales.


                                     For the Year Ended
                             March 30,   March 25,   March 26,
                               1996         1995       1994
                             (53 wks)
- --------------------------------------------------------------------
Net Sales                      100.0%      100.0%        100.0%
Cost of goods sold              57.1        56.1          57.3
- --------------------------------------------------------------------
  Gross profit                  42.9        43.9          42.7
Selling and marketing
  expenses                      12.6        12.4          12.8
General & administrative
  expenses                       5.5         6.0           5.7
Engineering & development
  expenses                       5.4         5.0           5.0
- --------------------------------------------------------------------
                                23.5        23.4          23.5
- --------------------------------------------------------------------
Income from operations          19.4        20.5          19.2
Interest income                  1.7         1.9           2.0
- --------------------------------------------------------------------
  Income before provision for
   income taxes                 21.1        22.4          21.2

Provision for income taxes       6.8         7.9           7.6
- --------------------------------------------------------------------
  Net income                    14.3%       14.5%         13.6%
- --------------------------------------------------------------------
- --------------------------------------------------------------------

FISCAL 1996 COMPARED WITH FISCAL 1995

Net sales increased 13% from approximately $41.0 million to $46.3 million. Because the Company works on a 5-4-4 week quarter, there is an extra week every five years. The third quarter fiscal 1996 represents 14 weeks of sales and earnings compared to 13 weeks during the third quarter fiscal 1995. Fiscal 1996, therefore, represents 53 weeks of sales and earnings compared to 52 weeks during fiscal 1995.

New product introductions throughout fiscal 1996 contributed to the continued growth in sales, both domestically and to international distributors. The Company augmented its automotive speaker categories by completing the introduction of the Boston Rally Coaxial Series during the first quarter. The RX57, RX67, RX87 and RX97 have suggested retail prices ranging from $140 to $200 per pair. In addition, during the second fiscal quarter the Rally RS subwoofer category of products was introduced. The Rally RS subwoofers are high power handling, low distortion woofers that work in small enclosures. The three models, the RS8, RS10 and RS12, have suggested retail prices ranging from $200 to $260 per pair.

The Company also expanded its home category of loudspeaker models. The CR2 video-shielded center channel speaker with a suggested retail price of $200 and the CR400 powered subwoofer with a suggested retail price of $400 were added to the CR Series of products. The VR2000, a powered subwoofer, the THX-certified VRS Pro diffuse-field surround speakers and the VR10 center channel with suggested retail prices of $1200, $500 and $300, respectively, were added to the highly acclaimed Lynnfield VR Series of products. These products make excellent components of a first class home theater speaker system. Our Designer Series was enhanced with the introduction of the 351, 361, and 381 models featuring improved sound and weather-proofing qualities.

The Company's gross margin decreased from 43.9% in fiscal 1995 to 42.9% primarily due to a shift in sales mix to products with lower margins, certain raw material price increases absorbed by the Company, and increased expenses relating to new production equipment and tooling. In addition, the Company had increased costs relating to temporary additional offsite warehouse space during the fiscal year, as well as an increased allocation of costs relating to the relocation of the Company's office and manufacturing facilities.

Total operating expenses remained relatively stable as a percentage of net sales in fiscal 1996 despite an increase in absolute dollars and increases associated with the allocation of facility relocation costs. Selling and marketing expenses have increased slightly due primarily to increased salaries and related payroll expenses along with certain advertising and international sales related expenses. General and administrative expenses as a percentage of net sales decreased slightly from 6.0% in fiscal 1995 to 5.5% in fiscal 1996. Increased salary and related expenses, as well as costs associated with the termination of the lease of the Company's former manufacturing and office facilities were partially offset by non-recurring legal costs expensed during fiscal 1995. Engineering and development expenses have increased primarily due to increased salaries and payroll related expenses, as well as materials and supplies relating to new product development.

Interest income decreased slightly as a percentage of net sales due primarily to long-term investments maturing and designated for capital expenditures during fiscal 1996.

The Company's effective income tax rate decreased from 35.3% in fiscal 1995 to 32.0%, primarily due to a lower effective state tax rate resulting from the favorable tax treatment afforded the Company's foreign sales corporation and Massachusetts securities corporation, as well as to tax credits relating to fiscal 1996 capital expenditures.

Net income increased 11%, from approximately $5.9 million to $6.6 million, while earnings per share increased 10% from $1.38 to $1.52 per share.




FISCAL 1995 COMPARED WITH FISCAL 1994

Net sales increased 19% from approximately $34.5 million to $41.0 million. Increases were reflected in all product categories, stimulated by new product introductions in fiscal 1995 and the latter part of fiscal 1994, and increased demand for the Company's products in both the domestic and international markets.

During fiscal 1995 the Company introduced the Lynnfield VR Series of home theater speaker systems. The VR20, VR30 and VR40 video-reference speaker systems, with suggested retail prices of approximately $550, $800 and $1,400, respectively, incorporate much of the high-performance technology of the higher-end Lynnfield Series. The Lynnfield VR Series also includes the VR12 center channel, the VRS dipole surround speaker and the VR500 powered subwoofer, with suggested retail prices of $400, $350 and $600, respectively. The VR series replaced the Company's Tower Series of floor-standing home speaker systems. During mid-December, the Company introduced the new Compact Reference (CR) Series of speaker systems. The CR series, which replaced the HD series, consists of one center channel model at $130 and four bookshelf models ranging in price from $200 to $420 per pair. CR Series speakers provide audiophile performance at moderate prices and are magnetically shielded so they can be used in home theater and multimedia systems.

Increased automotive speaker sales were primarily due to the CX series of coaxial speakers first introduced in March 1994, as well as the successful ProSeries .4 and the Rally RC Series of component speakers, both introduced during the third quarter of fiscal 1994.

The Company's gross margin increased from 42.7% in fiscal 1994 to 43.9% primarily due to a shift in the sales mix to loudspeaker models with higher margins, relatively stable raw material prices, and continued efforts to control overhead expenses.

Income from operations increased as a percentage of net sales from 19.2% in fiscal 1994 to 20.5% in fiscal 1995. Despite an increase in absolute dollars, operating expenses remained relatively stable as a percentage of net sales. Selling and marketing expenses decreased slightly as a percentage of net sales but increased in absolute dollars due to increased advertising expenditures, as well as salaries and related expenses associated with additional personnel. General and administrative expenses increased during the year due primarily to increased personnel and related expenses, as well as expenses relating to enhancements made to the Company's in-house computer systems and the search for new manufacturing and office facilities. Engineering and development expenses have increased primarily due to increased salaries and benefits relating to additional personnel, as well as increased consulting fees and materials and supplies relating to new product development.

Interest income remained relatively stable during fiscal 1995 due to funds generated by operations and invested in tax-free municipal bonds and money market instruments.

The Company's effective income tax rate decreased from 36.0% in fiscal 1994 to 35.3% in fiscal 1995 due primarily to the state effective tax rate resulting from the favorable tax treatment afforded the Company's foreign sales corporations and Massachusetts securities corporation.

Net income increased 27%, from approximately $4.7 million to $5.9 million, while earnings per share increased 25% from $1.10 to $1.38 per share.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal years 1994, 1995, and 1996, the Company financed its growth with cash generated by operations. As of March 30, 1996, the Company's working capital was approximately $26,083,000. The Company's cash and cash equivalents were approximately $4,702,000, short-term investments were approximately $6,679,000, and long-term investments were approximately $2,306,000. The Company has a $1,500,000 unsecured bank line of credit. The Company has had no line of credit borrowings since December 1985.

During fiscal 1995 and 1996 the Company purchased three parcels of land for approximately $1.4 million. This land was used to construct the Company's new manufacturing and office facilities. Construction of these facilities began in June 1995 with occupancy taking place in February 1996. Approximately $6.8 million of cash and investments were used to construct these facilities. As a result of the new facility construction, the Company expects to realize certain cost savings, primarily the difference between rent and depreciation, in future fiscal periods.

On March 28, 1996 the Company signed a letter of intent to acquire Snell Acoustics, Inc. The closing of the purchase is currently scheduled to occur in June 1996. Snell Acoustics, Inc. manufactures home entertainment loudspeaker systems.

On May 17, 1996, the Company announced that its Board of Directors approved a stock repurchase program under which the Company may repurchase up to 300,000 of its outstanding shares of common stock (4,408,701 shares at May 17, 1996) for general corporate purposes. The Company may repurchase the stock in open market transactions, from time to time, depending on the price of its stock. The funds for the repurchase program will come from internally generated cash and available working capital. As of June 14, 1996, the Company has repurchased 44,400 shares under this program at a cost of approximately $934,000.

The Company believes that its resources are adequate to meet its requirements for working capital and capital expenditures through fiscal 1997.

CAUTIONARY STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers, or employees may contain "forward-looking" information which involve risk and uncertainties. Any statements in this report that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of the Company's market and customers, the Company's objectives and plans for future operations, possible acquisitions, and the Company's expected liquidity and capital resources). Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of the Company's products, the rate of growth in the audio industry; the presence of competitors with greater technical marketing and financial resources; the Company's ability to promptly and effectively respond to technological change to meet evolving consumer demands; capacity and supply constraints or difficulties; and the Company's ability to successfully integrate new operations. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit 99 of the Company's Annual Report on Form 10-K for fiscal year March 30, 1996.

CONSOLIDATED BALANCE SHEETS

CONSOLIDATED STATEMENTS OF INCOME

ASSETS                                    MARCH 30, 1996       March 25, 1995
- ------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                    $ 4,702,299           $ 3,570,790
Short-term investments                         6,678,735             8,132,145
Accounts receivable, net of reserve of
 approximately $307,000 and $207,000,
 respectively                                  8,401,038             7,759,876
Inventories                                    8,458,593             8,726,944
Deferred income taxes                            730,000               585,000
Prepaid expenses                                 343,066               474,092
- ------------------------------------------------------------------------------
        Total current assets                  29,313,731            29,248,847
- ------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, AT COST:
Land                                           1,433,365             1,164,800
Building                                       6,762,323                    --
Machinery and equipment                        6,344,220             4,740,328
Office equipment and furniture                 1,448,950             1,392,176
Leasehold improvements                                --               440,413
Motor vehicles                                   373,177               345,454
- ------------------------------------------------------------------------------
                                              16,362,035             8,083,171
Less--Accumulated depreciation and
 amortization                                  5,665,178             5,252,728
- ------------------------------------------------------------------------------
                                              10,696,857             2,830,443

OTHER ASSETS:
Long-term investments                          2,305,992             5,308,601
Other assets                                     807,012               991,129
- ------------------------------------------------------------------------------
        Total other assets                     3,113,004             6,299,730
- ------------------------------------------------------------------------------
                                             $43,123,592           $38,379,020
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
- ------------------------------------------------------------------------------
CURRENT LIABILITIES:
Accounts payable                             $ 1,167,933            $  876,031
Accrued payroll and payroll-related expenses   1,078,186               941,319
Dividends payable                                551,088               540,550
Other accrued expenses                           350,031               325,594
Accrued income taxes                              83,617               641,558
- ------------------------------------------------------------------------------
        Total current liabilities              3,230,855             3,325,052
- ------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
Common stock, $.01 Par value--
authorized -- 6,000,000 shares
issued -- 4,602,621 shares at March 30, 1996
and 4,518,324 shares at march 25, 1995            46,026                45,183
Additional paid-in capital                     4,966,918             3,739,101
Retained earnings                             34,963,583            31,353,474
- ------------------------------------------------------------------------------
                                              39,976,527            35,137,758
Less--Treasury stock, 193,920 shares, at
 cost                                             83,790                83,790
- ------------------------------------------------------------------------------
        Total shareholders' equity            39,892,737            35,053,968
- ------------------------------------------------------------------------------
                                             $43,123,592           $38,379,020
- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                                            For the Years Ended
                              -------------------------------------------------
                               MARCH 30, 1996   March 25, 1995   March 26, 1994
- -------------------------------------------------------------------------------
NET SALES                        $46,324,791      $41,045,703      $34,488,132

COST OF GOODS SOLD                26,468,207       23,015,685       19,775,049
- -------------------------------------------------------------------------------
    Gross profit                  19,856,584       18,030,018       14,713,083
- -------------------------------------------------------------------------------
SELLING AND MARKETING EXPENSES     5,833,300        5,080,559        4,397,594

GENERAL AND ADMINISTRATIVE
 EXPENSES                          2,552,389        2,475,894        1,947,101

ENGINEERING AND DEVELOPMENT
 EXPENSES                          2,496,523        2,046,087        1,733,980
- -------------------------------------------------------------------------------
    Total expenses                10,882,212        9,602,540        8,078,675
- -------------------------------------------------------------------------------
    Income from operations         8,974,372        8,427,478        6,634,408
INTEREST INCOME                      777,204          763,944          681,446
- -------------------------------------------------------------------------------
    Income before provision
     for income taxes              9,751,576        9,191,422        7,315,854

PROVISION FOR INCOME TAXES         3,121,000        3,242,000        2,634,000
- -------------------------------------------------------------------------------
    Net income                    $6,630,576       $5,949,422       $4,681,854
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE            $1.52            $1.38            $1.10
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON
 SHARES OUTSTANDING                4,353,032        4,299,196        4,249,652
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
DIVIDENDS PER SHARE                     $.50            $.425             $.40
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                   COMMON STOCK
                             ------------------------
                                                            Additional                                Total
                                Number of     $.01 par       paid-in      Retained    Treasury     Shareholders'
                                  Shares        Value        Capital      Earnings      Stock         Equity
- ----------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 27, 1993          4,430,290      44,303      3,065,785    24,254,011     (83,790)     27,280,309
  Exercise of stock options         51,334         513        365,220            --          --         365,733
  Dividends                             --          --             --    (1,702,661)         --      (1,702,661)
  Net income                            --          --             --     4,681,854          --       4,681,854
- ----------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 26, 1994          4,481,624      44,816      3,431,005    27,233,204     (83,790)     30,625,235
  Exercise of stock options         36,700         367        308,096            --          --         308,463
  Dividends                             --          --             --    (1,829,152)         --      (1,829,152)
  Net income                            --          --             --     5,949,422          --       5,949,422
- ----------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 25, 1995          4,518,324     $45,183     $3,739,101   $31,353,474     (83,790)    $35,053,968
  Exercise of stock options        124,400       1,244      1,189,819            --          --       1,191,063
  Purchase and retirement of
   treasury stock                  (40,103)       (401)       (60,818)     (840,485)         --        (901,704)

  Income tax benefits of
   stock options                     --             --         98,816            --          --          98,816
  Dividends                          --             --             --    (2,179,982)         --      (2,179,982)
  Net income                         --             --             --     6,630,576          --       6,630,576

BALANCE, MARCH 30, 1996          4,602,621     $46,026     $4,966,918   $34,963,583    $(83,790)    $39,892,737
- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOW


                                                   For the Years Ended
                                     -------------------------------------------------
                                     MARCH 30, 1996   March 25, 1995   March 26, 1994
- --------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING
 ACTIVITIES:
Net income                               $6,630,576      $5,949,422       $4,681,854
Adjustments to reconcile net
  income to net cash provided
  by operating activities--
   Depreciation and amortization          1,195,993         899,681          803,900
   Changes in assets and liabilities--
     Accounts receivable                   (641,162)     (1,191,431)        (887,711)
     Inventories                            268,351      (2,754,323)         893,992
     Deferred tax asset                      18,000        (290,000)         (68,000)
     Prepaid expenses                       131,026        (169,854)         (56,481)
     Accounts payable                       291,902         196,722            7,499
     Accrued expenses                       161,304         341,924           13,298
     Accrued income taxes                  (557,941)        400,400           98,303
- --------------------------------------------------------------------------------------
     Net cash provided by operating
      activities                          7,498,049       3,382,541        5,486,654
- --------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment, net (9,062,407)     (2,302,217)      (1,030,079)
Purchase of investments                  (4,193,876)     (7,180,359)      (7,597,195)
Proceeds from sale and maturity of
 investments                              8,649,895       6,138,712        4,236,745
Decrease (increase) in other assets          21,117        (159,029)        (192,018)
- --------------------------------------------------------------------------------------
     Net cash used in investing
      activities                         (4,585,271)     (3,502,893)      (4,582,547)
- --------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of stock options                 1,191,063         308,463          365,733
Income tax benefit from stock options        98,816              --               --
Purchase and retirement of treasury
 stock                                     (901,704)             --               --
Dividends paid                           (2,169,444)     (1,716,472)      (1,698,428)
- --------------------------------------------------------------------------------------
     Net cash used in financing
      activities                         (1,781,269)     (1,408,009)      (1,332,695)
- --------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                         1,131,509      (1,528,361)        (428,588)
- --------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING
 OF YEAR                                  3,570,790       5,099,151        5,527,739
- --------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR   $4,702,299      $3,570,790       $5,099,151
- --------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------
ITEMS NOT AFFECTING CASH FLOWS:
Dividends payable                        $  551,088      $  540,550       $  427,870
- --------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH
 FLOW INFORMATION:
Cash paid for income taxes               $3,562,125      $3,198,600       $2,714,091
- --------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS MARCH 30,1996

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

   Boston Acoustics, Inc. (the Company) engineers, manufactures and markets home loudspeakers and automotive speakers. The Company's products are principally marketed in the United States, Canada, Europe and Asia through selected audio and audio-video specialty dealers and through distributors.

   The accompanying consolidated financial statements reflect the operations of the Company and its wholly owned subsidiaries. All significant intercompany amounts have been eliminated in consolidation.

   The accompanying consolidated financial statements reflect the application of the following significant accounting policies.

A. REVENUE RECOGNITION

   Revenue is recognized when products are shipped to customers.

B. CASH AND CASH EQUIVALENTS

   For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with remaining maturities of three months or less at the time of acquisition to be cash equivalents.

C. SHORT-TERM AND LONG-TERM INVESTMENTS

   The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, at March 30, 1996, the Company's investments are classified as held-to-maturity (recorded at amortized cost) and as available-for-sale (recorded at fair market value).

D. INVENTORIES

   Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

                                      March 30, 1996     March 25, 1995
- -----------------------------------------------------------------------
Raw materials and work-in-process        $4,518,656         $5,288,966
- -----------------------------------------------------------------------
Finished goods                            3,939,937          3,437,978
- -----------------------------------------------------------------------
                                         $8,458,593         $8,726,944
- -----------------------------------------------------------------------
- -----------------------------------------------------------------------

   Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead.

E. DEPRECIATION AND AMORTIZATION

   The Company provides for depreciation and amortization, using both straight-line and accelerated methods, by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives as follows:


ASSET CLASSIFICATION                         ESTIMATED USEFUL LIFE
- -----------------------------------------------------------------------
Building                                           39 Years
Machinery and equipment                           3-5 Years
Office equipment and furniture                      5 Years
Motor vehicles                                      3 Years

F. WARRANTY COSTS

   Warranty costs are recorded when incurred by the Company. During the three years in the period ended March 30, 1996, warranty costs were not significant, and future warranty costs are not expected to be significant.

G. INCOME TAXES

   The Company provides for income taxes in accordance with SFAS No. 109, ACCOUNTING FOR INCOME TAXES. SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

H. NET INCOME PER COMMON SHARE

   Net income per common share is computed using the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during each year when dilutive. Fully diluted earnings per share have not been presented, as the amounts would not differ significantly from primary earnings per share.

I. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The Company has no obligation for postretirement or postemployment benefits.

J. USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.




K. CONCENTRATION OF CREDIT RISK

   SFAS No. 105, DISCLOSURE OF INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT RISK, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of cash balances with three financial institutions. The Company's accounts receivable credit risk is not concentrated within any geographic area and does not represent a significant credit risk to the Company. During fiscal 1996, one customer represented 11% of the Company's net sales. No single customer accounted for 10% or more of the Company's net sales for fiscal 1995 and 1994.

L. FINANCIAL INSTRUMENTS

   SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure about fair value of financial instruments. Financial instruments consist of cash equivalents, marketable securities and accounts receivable. The estimated fair value of these financial instruments approximates their carrying value and, except for accounts receivable, is based primarily on market quotes. The Company's cash equivalents and marketable securities are generally obligations of the federal government or investment-grade corporate or municipal issuers. The Company, by policy, limits the amount of credit exposure to any one financial institution.

2. INVESTMENTS

   The Company's portfolio of investments consists of marketable securities classified as available-for-sale and held-to-maturity. Investments held at March 30, 1996 and March 25, 1995 are presented below.


                                  MARCH 30, 1996          March 25, 1995
                             -------------------------------------------------
                             AMORTIZED     MARKET       Amortized     Market
                               COST        VALUE          Cost        Value
- ------------------------------------------------------------------------------
Short-term investments:
Available-for-sale-
 Money market and equity
  securities                $1,274,734    $1,274,734    $1,000,024   $1,000,024
Held-to-maturity-
U.S. Treasury Notes and
 state and municipal
 generalobligation and
 revenue bonds               5,404,001     5,421,311     7,132,121    7,118,919
- -------------------------------------------------------------------------------
Total short-term
 investments                $6,678,735    $6,696,045    $8,132,145   $8,118,943
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
Long-term investments
 (one- to three-year
 maturity):
Available-for-sale-
 Mutual funds                      --            --     $1,477,175   $1,477,175
Held-to-maturity-
 State and municipal
  general obligation and
  revenue bonds               2,305,992    2,311,928     3,831,426    3,835,944
- -------------------------------------------------------------------------------
Total long-term investments  $2,305,992   $2,311,928    $5,308,601   $5,313,119
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

   Realized gains and losses on sales of marketable securities for each of the three years in the period ended March 30, 1996 were not material to the Company's results of operations.

3. INCOME TAXES

   The components of deferred tax assets consist of temporary differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance has not been provided, as the Company expects to realize all deferred tax amounts.

   The approximate tax effect of each temporary difference is as follows:


                                   MARCH 30, 1996           March 25, 1995
- --------------------------------------------------------------------------
Current deferred tax assets-
  Nondeductible accruals             $262,000                  $221,000
  Receivable reserves                 228,000                   185,000
  Inventory reserves                  240,000                   179,000
- --------------------------------------------------------------------------
                                      730,000                    585,000
Noncurrent deferred tax assets-
  Depreciation                        267,000                    430,000
- --------------------------------------------------------------------------
   Total deferred tax assets         $997,000                 $1,015,000



   The noncurrent deferred income taxes are included in other assets in the accompanying consolidated balance sheets.

   The components of the provision for income taxes shown in the accompanying consolidated statements of income consist of the following:

                           MARCH 30,         March 25,          March 26,
                             1996              1995               1994
- --------------------------------------------------------------------------
Current-
  Federal                 $2,800,000          $2,796,000        $2,125,000
  State                      303,000             736,000           615,000
- --------------------------------------------------------------------------
                           3,103,000           3,532,000         2,740,000
- --------------------------------------------------------------------------
Deferred-
  Federal                     23,000            (231,000)          (84,000)
  State                       (5,000)            (59,000)          (22,000)
- --------------------------------------------------------------------------
                              18,000            (290,000)         (106,000)
- --------------------------------------------------------------------------
Provision for
  income taxes            $3,121,000          $3,242,000        $2,634,000
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

   The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:



                           MARCH 30,         March 25,          March 26,
                             1996              1995               1994
- --------------------------------------------------------------------------
Federal statutory rate       34.0%               34.0%             34.0%
Increase in taxes resulting
 from state income taxes,
 net of federal income tax
 benefit                      2.0                 4.9               5.1
Municipal bond interest      (1.7)               (2.2)             (2.4)
Foreign sales corporation    (2.2)               (1.7)             (1.2)
Other                         (.1)                 .3                .5
- --------------------------------------------------------------------------
                             32.0%               35.3%             36.0%
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------


4. EMPLOYEE STOCK OPTIONS

   The Company maintains an incentive stock option plan (the Plan) administered by the Board of Directors. Options are granted at not less than the fair market value of the Company's common stock on the date of grant. At March 30, 1996, the Company had 59,198 shares available for future grants under the Plan. The Plan expires in October 1996. In February 1996, the Board of Directors approved a new incentive stock option plan covering 200,000 shares subject to stockholder approval.

   The following is a summary of stock option activity:


                                        Number of
                                         Options          Price Range
- --------------------------------------------------------------------------

Outstanding at March 27, 1993             212,434          $6.50 - $9.90
  Options exercised                       (51,334)          6.50 -  9.00
- --------------------------------------------------------------------------
Outstanding at March 26, 1994             161,100          8.125 -  9.90
  Options granted                          10,000               17.00
  Options exercised                       (36,700)         8.125 -  9.00
- --------------------------------------------------------------------------
Outstanding at March 25, 1995             134,400          8.875 - 17.00
  Options granted                          62,000          18.50 - 19.50
  Options exercised                      (124,400)         8.875 -  9.90
- --------------------------------------------------------------------------
Outstanding at March 30, 1996              72,000         $17.00 - $19.50
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------
Exercisable at March 30, 1996               3,322             $17.00
- --------------------------------------------------------------------------
- --------------------------------------------------------------------------

5. LINE OF CREDIT

   The Company has a $1,500,000 unsecured line of credit with a bank available for letters of credit, bankers' acceptances and direct advances. Interest on letters of credit and bankers' acceptances is based on the prevailing rate (1.5% at March 30, 1996). Direct advances accrue interest at the bank's commercial base rate (8.25% at March 30, 1996). No amounts were outstanding under the line of credit at March 30, 1996 and March 25, 1995.

6. EXPORT SALES

   Export sales (primarily to Europe, Asia and Canada) accounted for approximately 20% of net sales during fiscal 1996, and 22% during fiscal 1995 and 1994.

7. EMPLOYEE BENEFIT PLAN

   On March 1, 1995, the Company established the Boston Acoustics, Inc. 401(k) Retirement Plan (the 401(k) Plan). The 401(k) Plan is a defined contribution plan established under the provisions of Section 401(k) of the Internal Revenue Code. The Company may make a matching contribution of 25% of each participant's contribution, up to 5% of a participant's compensation for the plan year. The Company contributed approximately $55,000 and $4,000 to the 401(k) Plan for the year ended March 30, 1996 and March 25, 1995, respectively.

8. SUBSEQUENT EVENT

   On March 28, 1996 the Company signed a letter of intent to acquire Snell Acoustics, Inc. Terms of the purchase are currently being negotiated. Snell Acoustics manufactures home entertainment loudspeaker systems.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO BOSTON ACOUSTICS, INC.:

   We have audited the accompanying consolidated balance sheets of Boston Acoustics, Inc. (a Massachusetts corporation) and subsidiaries as of March 30, 1996 and March 25, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Acoustics, Inc. and subsidiaries as of March 30, 1996 and March 25, 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 30, 1996, in conformity with generally accepted accounting principles.

    ARTHUR ANDERSEN LLP


    Boston, Massachusetts

    May 10, 1996



FIVE YEAR SELECTED FINANCIAL DATA (Amounts In Thousands Except Per Share Data)



                                       1996       1995       1994       1993       1992
- -----------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net Sales                            $46,325     $41,046   $34,488    $32,603    $32,583
Net Income                             6,631       5,949     4,682      4,772      4,933
Net Income Per Common Share             1.52        1.38      1.10       1.10       1.14
Weighted Average Number of
 Common Shares Outstanding             4,353       4,299     4,250      4,333      4,319
Dividends Per Share                 $    .50     $  .425   $   .40    $   .30    $   .20
BALANCE SHEET DATA
Working Capital                     $ 26,083     $25,924   $22,723    $19,532    $20,248
Total Assets                         $43,124      38,379    32,899     29,430     25,651
Total Debt                                --          --        --         --        --
Shareholders' Equity                  39,893      35,054    30,625     27,280     23,589


QUARTERLY FINANCIAL DATA (Amounts In Thousands Except Per Share Data)



                                       First     Second     Third     Fourth
                                     Quarter     Quarter   Quarter    Quarter       Year
- -----------------------------------------------------------------------------------------
YEAR ENDED MARCH 30, 1996
Net Sales                            $9,862     $11,648    $13,558   $11,257     $46,325
Gross Profit                          4,373       5,048      5,807     4,629      19,857
Net Income                            1,464       1,790      2,120     1,257       6,631
Net Income per Common Share             .34         .41        .49       .28        1.52

- -----------------------------------------------------------------------------------------
Year Ended March 25, 1995
Net Sales                            $8,531      $9,507    $12,126   $10,882     $41,046
Gross Profit                          3,795       4,240      5,385     4,610      18,030
Net Income                            1,242       1,339      1,873     1,495       5,949
Net Income per Common Share             .29         .31        .44       .34        1.38

SHAREHOLDER INFORMATION

   Boston Acoustics, Inc. encourages investors to become informed about its business. Additional information, copies of this report and the Company's Form 10-K filed with the Securities and Exchange Commission may be obtained by writing to Debra A. Ricker-Rosato, VICE PRESIDENT -- FINANCE.


DIVIDEND POLICY

   In August of 1992 the Company authorized a 50% increase in its annual dividend rate from $.20 to $.30 per share. In February 1993 the Company authorized an increase to $.40 per share and a further increase to $.50 per share was authorized in February 1995. Dividends are declared and paid quarterly. Four quarterly dividends totaling $.50 were declared during fiscal 1996.

STOCK MARKET ACTIVITY

   The common stock of Boston Acoustics, Inc. has been listed on the NASDAQ National Market System under the symbol BOSA since its initial public offering on December 12, 1986. The following table sets forth high and low closing prices by quarter reported by NASDAQ:

Fiscal 1996         High       Low
- -----------------------------------
First Quarter      19 1/4       17
Second Quarter      21         18 1/4
Third Quarter      24 3/4      19 3/4
Fourth Quarter      23         18 1/4


Fiscal 1995         High       Low
- -----------------------------------
First Quarter      20 1/4      15 3/4
Second Quarter     16 1/4      13 3/4
Third Quarter       19         14 3/4
Fourth Quarter     20 1/4        17

   There were 161 shareholders of record as of March 30, 1996. Shareholders who beneficially own common stock held in nominee of street name are not included in the number of shareholders of record.



BOARD OF DIRECTORS

FRANCIS L. REED
CHAIRMAN, CHIEF EXECUTIVE OFFICER
AND TREASURER
Boston Acoustics,Inc.

ANDREW G. KOTSATOS
PRESIDENT AND ASSISTANT CLERK
Boston Acoustics, Inc.

FRED E. FAULKNER, JR.
VICE PRESIDENT OF ENGINEERING
Millipore Products Division
Millipore Corporation

JOHN G. MARKOS
PRESIDENT
Yell-O-Glow Corporation

LISA M. REED



EXECUTIVE OFFICERS

FRANCIS L. REED
CHAIRMAN, CHIEF EXECUTIVE OFFICER
AND TREASURER

ANDREW G. KOTSATOS
PRESIDENT AND ASSISTANT CLERK

ROBERT A. CLARK
VICE PRESIDENT -- MANUFACTURING

IRA S. FRIEDMAN
VICE PRESIDENT -- MARKETING

MOSES A. GABBAY
VICE PRESIDENT -- ENGINEERING

PAUL F. REED
VICE PRESIDENT -- ADMINISTRATIVE SERVICES

DEBRA A. RICKER-ROSATO
VICE PRESIDENT -- FINANCE

ROBERT L. SPANER
VICE PRESIDENT -- SALES



CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Boston Acoustics, Inc.
300 Jubilee Drive
Peabody, MA 01960
Telephone: (508) 538-5000
Fax: (508) 538-5091




AUDITORS
Arthur Andersen LLP
Boston, Massachusetts

LEGAL COUNSEL
Peabody & Arnold
Boston, Massachusetts

TRANSFER AGENT
The First National Bank of Boston
Boston, Massachusetts