Form 10-K, Exhibit 13
period 1997-03-29
BOSTON ACOUSTICS INC
filed 1997-06-27
CIK 805268

FINANCIAL HIGHLIGHTS

BOSTON ACOUSTICS
1997
ANNUAL
REPORT

[PHOTO OF BOSTON ACOUSTICS STEREO SYSTEM]

[GRAPH OF FINANCIAL HIGHLIGHTS]

[PHOTO OF ANDREW G. KOTSATOS]
Andrew G. Kotsatos
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER

[PHOTO OF FRED E. FAULKNER, JR.]
Fred E. Faulkner, Jr.
PRESIDENT AND
CHIEF OPERATING OFFICER

TO THE SHAREHOLDERS:

FISCAL 1997 WAS OUR EIGHTEENTH STRAIGHT YEAR OF RECORD SALES. THEY TOPPED $50 MILLION FOR THE FIRST TIME IN THE COMPANY'S HISTORY, INCREASING TO $50,308,962, UP APPROXIMATELY 9% FROM $46,324,791 THE PREVIOUS YEAR. COSTS ASSOCIATED WITH SNELL ACOUSTICS, THE ENGINEERING OF NEW PRODUCTS, AND OTHER FACTORS CUT INTO NET INCOME, HOWEVER, AND IT DROPPED TO $5,485,092 IN FISCAL 1997 FROM $6,630,576 IN FISCAL 1996.
    IT WAS A YEAR OF HISTORIC TRANSITION FOR THE COMPANY. WE MADE OUR FIRST ACQUISITION, INITIATED AN AGREEMENT TO SUPPLY SPEAKER SYSTEMS TO A MAJOR COMPUTER COMPANY, LAUNCHED INNOVATIVE NEW PRODUCTS FOR EMERGING AND CHANGING MARKETS, AND ELECTED A NEW PRESIDENT. IN CONTRAST TO THESE EXCITING EVENTS, WE LOST OUR CEO, CO-FOUNDER AND CLOSE FRIEND, FRANCIS L. REED. WE WILL MISS HIM.

[PHOTO OF MICROMEDIA]

CHANGING MARKETS
    The home entertainment industry is changing rapidly. Core markets are changing and emerging technologies are driving the pace of change. In 1996, sales of computers were greater than sales of television sets for the first time. CD sales declined. The Digital Versatile Disk (DVD)--capable of storing feature-length films and full surround sound on a disk the size of a CD--looms on the horizon.
    We see changes as opportunities, breathing new vigor into an otherwise maturing industry, creating new and different markets. Much of what we did in fiscal 1997 was indicative of how we expect to take advantage of them.
A GATEWAY TO GROWTH
    In February, we reached a preliminary agreement, which was finalized in May of 1997, to supply speaker systems to Gateway 2000, Inc.
    Gateway is a global leader in the direct marketing of personal computers, shipping 1.9 million computers--worth $5 billion--in 1996.
    Initial shipments to Gateway began in May with full production slated for the second quarter of fiscal 1998. We expect the contract to have a material effect on our fiscal 1998 sales and earnings.

[PHOTO OF MICRO90T WITH VRS SURROUNDS]

MICROMEDIA-TM-
    The product covered in the Gateway agreement is our new high performance MicroMedia system, consisting of a pair of miniature desktop speakers and a separate subwoofer containing a three-channel amplifier that powers the whole system. It is capable of producing true high fidelity sound for music, games and multi-media applications--from a computer, portable CD or tape player, TV or VCR.
    Gateway's choice was based on quality. Our Boston-designed drive units and active system equalization deliver a performance level that's comparable to much larger and more costly systems.
MICRO REFERENCE-TM-
    We replaced our SubSat products with a new Micro Reference Series.
    Two Micro Reference systems were introduced in fiscal 1997. The Micro80 is a three-piece system consisting of two miniature two-way satellite speakers and a compact PowerVent subwoofer. It sells for $400.
    Moving up the scale, our new Micro90 system consists of two satellites and a 75-watt powered subwoofer with an 8" Deep Channel Design (DCD-TM-) bass unit.
To further enrich sound quality, the housings are made of extraordinarily strong and rigid die-cast aluminum to eliminate cabinet vibrations that can degrade sound quality. The system is priced at $800.
THE BEST SMALL SATELLITE HOME THEATER SYSTEM
    The new Micro90t package adds a matching center-channel speaker. For a total home theater experience, the Micro90t package can be used with a pair of our new VRS Micro diffuse-field surround speakers. The VRS Micro emulates the performance of multiple theater surround speakers. STEREO REVIEW'S critic said "... by a wide and clearly audible margin, the Micro90t is the best small satellite home theater speaker system I have ever reviewed." The five-speaker Micro90t with VRS Micro package creates an extraordinary surround-sound system for only $1,200.
    Once again, we are living up to our reputation for great value at a reasonable price.

[PHOTO OF BOSTON RALLY-TM- SUBWOOFER BAND-PASS ENCLOSURES]

NEW HIGH-END PRODUCTS
    We also introduced two new products for the finest home theater and music systems. The Lynnfield VR14 is a three-way, five-driver horizontal center-channel speaker. The Lynnfield VR35 is a three-way, five-driver front tower speaker. Both offer the accurate frequency response and precise dispersion that make them perfect for high-end music, THX-Registered Trademark- and Dolby AC-3-Registered Trademark- systems.
NEW AUTO PRODUCTS
    As more and more consumers lease cars rather than buy them, the automotive market is changing. People who lease cars are less inclined to have extra holes cut out for custom speaker locations. For Boston Acoustics, this means developing products that fit factory cut holes and standard locations.
    Our new Boston Rally RM Series reflects this reality. Both the Boston Rally RM9 and RM6 systems can be installed in OEM speaker locations without modification, so lease customers can enjoy the advantages of premium two-way speaker systems.
    We also launched four new Boston Rally Subwoofers in Balanced Band-Pass Enclosures that offer maximum output with smooth response. With a slant fronted trapezoidal design, charcoal carpeted exteriors and rounded corners, they are "ready to roll" in hatchbacks, sedans and sport utility vehicles.
    For the serious automotive audiophiles, we introduced the ProSeries 6.4(3) system. Its premium components, a 6-inch woofer, 4-inch midrange and 1-inch tweeter are combined into a unified speaker system with a new system-specific three-way crossover. The result is an ultimate component package with unparalleled sonic performance and installation flexibility.
RECOGNIZING QUALITY AND INNOVATION
    Awards continue to be important in our industry. They are third-party endorsements of quality, noted by the people who recommend and sell audio systems. Thus, we're always happy to see our name on the winners' lists.
    We captured eight INNOVATIONS '97 awards for new product design and engineering excellence at the International Winter Consumer Electronics Show in Las Vegas. The MicroMedia was a personal stereo and computer winner. Home speaker award recipients included the Micro90t, the VRS Micro, the VR35 floorstanding main and the VR14 center channel. The ProSeries 6.4(3) and the Boston Rally RM6 and RM9 took automotive system honors.
    We also received eight AUDIOVIDEO INTERNATIONAL Hi Fi Grand Prix awards. Named "Product of the Year" in their respective categories were our: Lynnfield VR system; VR40 Floor Speaker;

[PHOTO OF RM6 SPEAKERS]

[PHOTO OF MICRO80 SPEAKERS]

Micro90t; 381 In-wall Speaker; VRS Rear Speaker; CR8 Bookshelf Speaker; VR500 Subwoofer; and VR12 Center Channel.
    Six of our automotive products earned AUDIOVIDEO INTERNATIONAL Autosound Grand Prix awards. "Products of the Year" included the ProSeries 5.4 component, the ProSeries 6.4 midrange, the RX67 flushmount, the CX9(2) speaker, and the Neo4t tweeter. The RS12 subwoofer received special recognition.
THE SNELL ACQUISITION
    In June, 1996, we completed the acquisition of Snell Acoustics of Haverhill, Massachusetts, a manufacturer of high-end home speakers for the audiophile market. Ira Friedman, our Vice President of Marketing, was named President of Snell.

[PHOTO OF PROSERIES 6.4(3) SYSTEM]

    The company--operating as an autonomous subsidiary--is not doing as well as we would like. To help improve its situation, Snell is eliminating products that are not selling well, redesigning others, and taking other steps to stimulate sales.
FRANK AND DOROTHEA REED
    Francis L. Reed passed away on November 16, 1996. He was co-founder of the company and a friend to all of us. There is no way to measure Frank's contributions, except perhaps to recognize that the company would never have existed without him.
    His wife, Dorothea, passed away on January 4, 1997. She was also active in the beginning, as the company's first accountant, and as a member of our Board of Directors.
    We miss their friendship and support, and their contributions to Boston Acoustics. All of us are the better for having known them.
A NEW PRESIDENT
    On December 2, 1996, the Board of Directors elected Andy Kotsatos to the positions previously held by Frank Reed: CEO, Treasurer, and Chairman of the Board.
    In March, 1997, Fred E. Faulkner, Jr. was named President and Chief Operating Officer. He had been with Millipore Corporation for 28 years, most recently as Vice President of Technical Operations for its Microelectronics Division. He brings more than extensive executive experience and skill to the job--as a member of our Board of Directors since the company went public in 1986, Fred knows the company, its products, and its markets well.
A NEW ERA
    Fiscal 1997 was our tenth year as a public company. It was, as reported, a year of profound change. Taking the long view, however, we see it as a point in a continuum of change. We have evolved from an entrepreneurial company into a professionally managed organization. Our product lines have grown from pairs of speakers for stereo to systems of three, five and even more components for home theater and entertainment applications. The growth of auto sound, CDs and home theater systems contributed to our first decade. Computer multi-media, Digital Versatile Disks and other technologies will play increasingly important roles in the future, and "lifestyle" issues will shape new product development.
    In short, we're looking forward to a healthy and exciting future.

Sincerely,


/s/ ANDREW G. KOTSATOS       /s/ FRED E. FAULKNER, JR.

ANDREW G. KOTSATOS           FRED E. FAULKNER, JR.
CHAIRMAN AND                 PRESIDENT AND
CHIEF EXECUTIVE OFFICER      CHIEF OPERATING OFFICER

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


RESULTS OF OPERATIONS
    The following table sets forth the results of operations for the years ended March 29, 1997, March 30, 1996, and March 25, 1995 expressed as percentages of net sales.
                                                     For the Year Ended
                                             March 29,    March 30,    March 25,
                                               1997         1996         1995
                                                          (53 wks)
--------------------------------------------------------------------------------
Net Sales                                     100.0%       100.0%       100.0%
Cost of goods sold                             57.4         57.1         56.1
--------------------------------------------------------------------------------
  Gross profit                                 42.6         42.9         43.9
Selling and marketing
  expenses                                     14.4         12.6         12.4
General & administrative
  expenses                                      5.9          5.5          6.0
Engineering & development
  expenses                                      6.3          5.4          5.0
--------------------------------------------------------------------------------
                                               26.6         23.5         23.4
--------------------------------------------------------------------------------
  Income from operations                       16.0         19.4         20.5
Interest income                                 0.8          1.7          1.9
--------------------------------------------------------------------------------
  Income before provision for
    income taxes                               16.8         21.1         22.4
Provision for income taxes                      5.9          6.8          7.9
--------------------------------------------------------------------------------
Net income                                     10.9%        14.3%        14.5%
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

FISCAL 1997 COMPARED WITH FISCAL 1996
     Operating results for Fiscal 1997 represents 52 weeks of sales and earnings compared to 53 weeks during fiscal 1996. Fiscal 1997 includes the results of operations of Snell Acoustics (Snell) since June 1, 1996 as a result of the acquisition of the business of Snell, a manufacturer of high-end loudspeaker systems.
     Net sales increased 9% from approximately $46.3 million to $50.3 million. New product introductions in both the home and automotive loudspeaker categories contributed to the overall sales increase during the twelve-month period ended March 29, 1997.
     Leading the increase in home sales was the introduction of the Micro Reference (Micro) category of products, replacements for the SubSat series. The models include the Micro80 and Micro90, 3-piece systems with suggested retails of $400 and $800, respectively, and the Micro90t, a 4-piece theater system with a suggested retail of $1,000. The Company also introduced two new THX-certified front speaker systems. The Lynnfield VR35 front tower speaker and the Lynnfield VR14 horizontal center channel, with suggested retails of $650 and $600, respectively, can be used in many combinations to fit a variety of applications.
     The Company continued to extend its offering of automotive products. The ProSeries 6.4(3) system is a premium performance three-way component speaker system with a suggested retail of $700. The Boston Rally-TM- RX47 is a 4-inch two-way coaxial speaker system retailing for $139.95 per pair. During the fourth quarter of fiscal 1997 the Company launched the Boston Rally RM Series of component speakers and four new Boston Rally Balanced Band-Pass Subwoofer Systems. The RM9 and RM6 have suggested retails of $299.95 and $249.95, respectively, and the RS110B, RS112B, RS208B, and RS210B have suggested retails ranging from $299.95 to $499.95 per system.
     The Company's gross margin decreased slightly from 42.9% to 42.6% primarily due to production inefficiencies associated with new product introductions, increased freight costs associated with raw material purchases and lower margins corresponding with products sold by the Company's subsidiary, Snell.
     Total operating expenses increased both in absolute dollars and as a percentage of net sales during fiscal 1997. Selling and marketing expenses have increased from 12.6% of net sales to 14.4% of net sales primarily due to increased advertising and literature expenditures associated with new product introductions and increased international sales related expenses. General and administrative expenses have increased due primarily to costs associated with the acquisition of Snell, and the related amortization of goodwill acquired. Engineering and development expenses have increased primarily due to increased salaries and benefits relating to additional personnel, as well as increases in the cost of materials and supplies relating to new product development.
     Interest income has decreased in both absolute dollars and as a percentage of net sales because of the utilization of certain investments for the construction of the Company's new facility during fiscal 1996, the repurchase of 222,800 shares of the Company's common stock under its Common Stock Repurchase Program and the acquisition of the business of Snell during fiscal 1997.
     The Company's effective income tax rate increased from 32.0% in fiscal 1996 to 35.3% in fiscal 1997 primarily as a result of non-recurring tax credits realized in fiscal 1996 in connection with capital expenditures.
     Net income decreased 17% to $5.5 million from $6.6 million and earnings per share decreased 16% from $1.52 per share to $1.28 per share.

FISCAL 1996 COMPARED WITH FISCAL 1995
     Net sales increased 13% from approximately $41.0 million to $46.3 million. Because the Company works on a 5-4-4 week quarter, there is an extra week every five years. The third quarter fiscal 1996 represents 14 weeks of sales and earnings compared to 13 weeks during the third quarter fiscal 1995. Fiscal 1996, therefore, represents 53 weeks of sales and earnings compared to 52 weeks during fiscal 1995.
     New product introductions throughout fiscal 1996 contributed to the continued growth in sales, both domestically and to international distributors. The Company augmented its automotive speaker categories by completing the introduction of the Boston Rally-TM- Coaxial Series during the first quarter. The RX57, RX67, RX87 and RX97 have suggested retail prices ranging from $140 to $200 per pair. In addition, during the second fiscal quarter the Rally RS subwoofer category of products were introduced. The Rally RS subwoofers are high power handling, low distortion woofers that work in small enclosures. The three models, the RS8, RS10, and RS12, have suggested retail prices ranging from $200 to $260 per pair.
     The Company also expanded its home category of loudspeaker models. The CR2 video-shielded center channel speaker with a suggested retail of $200 and the CR400 powered subwoofer with a suggested retail price of $400 were added to the CR Series of products. The VR2000, a powered subwoofer, the THX-certified VRS Pro diffuse-field surround speakers and the VR10 center channel with suggested retail prices of $1200, $500 and $300, respectively, were added to the highly acclaimed Lynnfield VR Series of products. These products make excellent components of a first class home theater speaker system. Our Designer Series was enhanced with the introduction of the 351, 361, and 381 models featuring improved sound and weather-proofing qualities.
     The Company's gross margin decreased from 43.9% in fiscal 1995 to 42.9% primarily due to a shift in sales mix to products with lower margins, certain raw material price increases absorbed by the Company, and increased expenses relating to new production equipment and tooling. In addition, the Company had increased costs relating to temporary additional offsite warehouse space during the fiscal year, as well as an increased allocation of costs relating to the relocation of the Company's office and manufacturing facilities.
     Total operating expenses remained relatively stable as a percentage of net sales in fiscal 1996 despite an increase in absolute dollars and increases associated with the allocation of facility relocation costs. Selling and marketing expenses have increased slightly due primarily to increased salaries and related payroll expenses along with certain advertising and international sales related expenses. General and administrative expenses as a percentage of net sales decreased slightly from 6.0% in fiscal 1995 to 5.5% in fiscal 1996. Increased salary and related expenses, as well as costs associated with the termination of the lease of the Company's former manufacturing and office facilities were partially offset by non-recurring legal costs expensed during fiscal 1995. Engineering and development expenses have increased primarily due to increased salaries and payroll related expenses, as well as materials and supplies relating to new product development.
     Interest income decreased slightly as a percentage of net sales due primarily to long-term investments maturing and designated for capital expenditures during fiscal 1996.
     The Company's effective income tax rate decreased from 35.3% in fiscal 1995 to 32.0%, primarily due to a lower effective state tax rate resulting from the favorable tax treatment afforded the Company's foreign sales corporation and Massachusetts securities corporation, as well as to tax credits relating to fiscal 1996 capital expenditures.
     Net income increased 11%, from approximately $5.9 million to $6.6 million, while earnings per share increased 10% from $1.38 to $1.52 per share.

LIQUIDITY AND CAPITAL RESOURCES
     During fiscal years 1995, 1996, and 1997, the Company financed its growth with cash generated by operations. As of March 29, 1997, the Company's working capital was approximately $24,681,000. The Company's cash and cash equivalents were approximately $4,937,000, short-term investments were approximately $2,594,000, and long-term investments were approximately $1,022,000. At March 29, 1997 the Company had a $1,500,000 unsecured bank line of credit and had not used any line of credit borrowings since December 1985.
     During fiscal 1995 and 1996 the Company purchased three parcels of land for approximately $1.4 million. This land was used to construct the Company's new manufacturing and office facilities. Construction of these facilities began in June 1995 with occupancy taking place in February 1996. Approximately $6.8 million of cash and investments were used to construct these facilities. As a result of the new facility construction, the Company expects to realize certain cost savings, primarily the difference between rent and depreciation, in future fiscal periods.
     During fiscal 1997, the Company repurchased 222,800 shares of its common stock under its stock repurchase program approved by the Board of Directors on May 17, 1996. The shares were repurchased in open market transactions at a cost of approximately $4.3 million provided from available working capital.
     On June 13, 1997 the Company announced the redemption of an aggregate of 898,201 shares of its common stock from the estates of its co-founder, Francis
L. Reed, and his wife, Dorothea T. Reed. The shares were repurchased at $26 5/8 per share. As a result of this transaction, the number of outstanding shares of Boston Acoustics has been reduced to 3,291,366 shares. Funds to complete the redemption were obtained from an unsecured $25.0 million revolving credit agreement with a bank.
     The Company believes that its current resources are adequate to meet its requirements for working capital and capital expenditures through fiscal 1998.

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

CONSOLIDATED BALANCE SHEETS

ASSETS                                                            MARCH 29, 1997      March 30, 1996
----------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and cash equivalents                                           $  4,937,232        $  4,702,299
Short-term investments                                                 2,594,454           6,678,735
Accounts receivable, net of reserve of approximately
   $411,000 and $307,000, respectively                                 9,328,881           8,401,038
Inventories                                                            9,540,757           8,458,593
Deferred income taxes                                                    791,000             730,000
Prepaid expenses and other current assets                                809,761             343,066
----------------------------------------------------------------------------------------------------
      Total current assets                                            28,002,085          29,313,731
----------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT, AT COST:
Land                                                                   1,433,365           1,433,365
Building                                                               7,012,347           6,762,323
Machinery and equipment                                                7,414,269           6,344,220
Office equipment and furniture                                         1,597,499           1,448,950
Motor vehicles                                                           373,177             373,177
----------------------------------------------------------------------------------------------------
                                                                      17,830,657          16,362,035
Less--Accumulated depreciation and amortization                        6,936,205           5,665,178
----------------------------------------------------------------------------------------------------
                                                                      10,894,452          10,696,857
OTHER ASSETS:
Long-term investments                                                  1,022,164           2,305,992
Other assets                                                           2,311,411             807,012
----------------------------------------------------------------------------------------------------
      Total other assets                                               3,333,575           3,113,004
----------------------------------------------------------------------------------------------------
                                                                    $ 42,230,112        $ 43,123,592
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Accounts payable                                                    $  1,020,146        $  1,167,933
Accrued payroll and payroll-related expenses                           1,210,101           1,078,186
Dividends payable                                                        523,279             551,088
Other accrued expenses                                                   499,446             350,031
Accrued income taxes                                                      68,135              83,617
----------------------------------------------------------------------------------------------------
      Total current liabilities                                        3,321,107           3,230,855
----------------------------------------------------------------------------------------------------

COMMITMENTS (NOTE 8)

SHAREHOLDERS' EQUITY:
Common stock, $.01 par value-
   Authorized - 6,000,000 shares
   Issued - 4,602,954 and 4,602,621 shares in 1997
      and 1996, respectively                                              46,029              46,026
Additional paid-in capital                                             4,973,409           4,966,918
Retained earnings                                                     38,322,082          34,963,583
----------------------------------------------------------------------------------------------------
                                                                      43,341,520          39,976,527
Less--Treasury stock, 416,720 and 193,920 shares in 1997
      and 1996, respectively, at cost                                  4,432,515              83,790
----------------------------------------------------------------------------------------------------
      Total shareholders' equity                                      38,909,005          39,892,737
----------------------------------------------------------------------------------------------------
                                                                     $42,230,112         $43,123,592
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF INCOME

                                                                          For the Years Ended
                                                         ------------------------------------------------------
                                                         March 29, 1997      March 30, 1996      March 25, 1995
---------------------------------------------------------------------------------------------------------------
NET SALES                                                  $50,308,962         $46,324,791         $41,045,703
COST OF GOODS SOLD                                          28,875,471          26,468,207          23,015,685
---------------------------------------------------------------------------------------------------------------
  Gross profit                                              21,433,491          19,856,584          18,030,018
---------------------------------------------------------------------------------------------------------------
SELLING AND MARKETING EXPENSES                               7,219,881           5,833,300           5,080,559
GENERAL AND ADMINISTRATIVE EXPENSES                          2,965,267           2,552,389           2,475,894
ENGINEERING AND DEVELOPMENT EXPENSES                         3,187,131           2,496,523           2,046,087
---------------------------------------------------------------------------------------------------------------
  Total expenses                                            13,372,279          10,882,212           9,602,540
---------------------------------------------------------------------------------------------------------------
  Income from operations                                     8,061,212           8,974,372           8,427,478
INTEREST INCOME, NET                                           416,880             777,204             763,944
---------------------------------------------------------------------------------------------------------------
  Income before provision for income taxes                   8,478,092           9,751,576           9,191,422
PROVISION FOR INCOME TAXES                                   2,993,000           3,121,000           3,242,000
---------------------------------------------------------------------------------------------------------------
  Net income                                               $ 5,485,092         $ 6,630,576          $5,949,422
---------------------------------------------------------------------------------------------------------------
NET INCOME PER COMMON SHARE                                      $1.28               $1.52               $1.38
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING         4,284,974           4,353,032           4,299,196
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------
DIVIDENDS PER SHARE                                               $.50                $.50               $.425
---------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                            COMMON STOCK
                                   --------------------------
                                                                 Additional                                      Total
                                    Number of       $.01 Par      Paid-in       Retained       Treasury     Shareholders'
                                     Shares           Value       Capital       Earnings        Stock          Equity
------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 26, 1994             4,481,624        $44,816     $3,431,005    $27,233,204   $    (83,790)   $30,625,235
  Exercise of stock options            36,700            367        308,096              -              -        308,463
  Dividends                                 -              -              -     (1,829,152)             -     (1,829,152)
  Net income                                -              -              -      5,949,422              -      5,949,422
------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 25, 1995             4,518,324         45,183      3,739,101     31,353,474        (83,790)    35,053,968
  Exercise of stock options           124,400          1,244      1,189,819              -              -      1,191,063
  Purchase and retirement of
     treasury stock                   (40,103)          (401)       (60,818)      (840,485)             -       (901,704)

  Income tax benefits of
     stock options                          -              -         98,816              -              -         98,816
  Dividends                                 -              -              -     (2,179,982)             -     (2,179,982)
  Net income                                -              -              -      6,630,576              -      6,630,576
------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 30, 1996             4,602,621         46,026      4,966,918     34,963,583        (83,790)    39,892,737
  Exercise of stock options               333              3          6,491              -              -          6,494
  Purchase of treasury stock                -              -              -              -     (4,348,725)    (4,348,725)
  Dividends                                 -              -              -     (2,126,593)             -     (2,126,593)
  Net income                                -              -              -      5,485,092              -      5,485,092
------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 29, 1997             4,602,954        $46,029     $4,973,409    $38,322,082    $(4,432,515)   $38,909,005
------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                                          For the Years Ended
                                                         ------------------------------------------------------
                                                         MARCH 29, 1997      March 30, 1996      March 25, 1995
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  $5,485,092          $6,630,576          $5,949,422
Adjustments to reconcile net income to net cash provided
by operating activities-
  Depreciation and amortization                              1,377,766           1,195,993             899,681
  Deferred income taxes                                        (37,000)             18,000            (290,000)
  Changes in assets and liabilities, net of acquisition
  of Snell Acoustics-
     Accounts receivable                                      (585,615)           (641,162)         (1,191,431)
     Inventories                                              (540,047)            268,351          (2,754,323)
     Prepaid expenses and other current assets                (365,693)            131,026            (169,854)
     Accounts payable                                         (373,461)            291,902             196,722
     Accrued payroll and payroll-related expenses              228,070             161,304             341,924
     Accrued income taxes                                      (15,482)           (557,941)            400,400
---------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities               5,173,630           7,498,049           3,382,541
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Snell Acoustics                              (2,818,925)                  -                   -
Purchases of property and equipment, net                    (1,240,356)         (9,062,407)         (2,302,217)
Purchase of held-to-maturity investments                    (2,012,856)         (3,793,876)         (7,180,359)
Purchase of available-for-sale investments                           -            (400,000)                  -
Proceeds from sale of available-for-sale investments         1,274,734           1,202,465             372,379
Proceeds from sale of held-to-maturity investments           6,106,231           7,447,430           5,766,333
Decrease (increase) in other assets                            249,108              21,117            (159,029)
---------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) investing activities     1,557,936          (4,585,271)         (3,502,893)
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Exercise of stock options                                        6,494           1,191,063             308,463
Income tax benefit from stock options                                -              98,816                   -
Purchase of treasury stock                                  (4,348,725)           (901,704)                  -
Dividends paid                                              (2,154,402)         (2,169,444)         (1,716,472)
---------------------------------------------------------------------------------------------------------------
     Net cash used in financing activities                  (6,496,633)         (1,781,269)         (1,408,009)
---------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           234,933           1,131,509          (1,528,361)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                 4,702,299           3,570,790           5,099,151
---------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                      $4,937,232          $4,702,299          $3,570,790
---------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
Dividends payable                                           $  523,279          $  551,088          $  540,550
---------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for income taxes                                  $3,045,742          $3,562,125          $3,198,600
---------------------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  MARCH 29,1997


1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
    Boston Acoustics, Inc. (the Company) engineers, manufactures and markets home loudspeakers and automotive speakers. The Company's products are principally marketed in the United States, Canada, Europe and Asia through selected audio and audio-video specialty dealers and distributors.
    The accompanying consolidated financial statements reflect the operations of the Company and its wholly owned subsidiaries. All significant intercompany amounts have been eliminated in consolidation.
    The accompanying consolidated financial statements reflect the application of the following significant accounting policies.
A. REVENUE RECOGNITION
    Revenue is recognized when products are shipped to customers.
B. CASH AND CASH EQUIVALENTS
    The Company considers all highly liquid investments with remaining maturities of three months or less at the time of acquisition to be cash equivalents.
C. SHORT-TERM AND LONG-TERM INVESTMENTS
    The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Accordingly, at March 29, 1997, the Company's investments are classified as held-to-maturity (recorded at amortized cost) and as available-for-sale (recorded at fair market value).
D. INVENTORIES
    Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

                                           March 29, 1997      March 30, 1996
------------------------------------------------------------------------------
Raw materials and work-in-process            $5,889,305          $4,518,656
Finished goods                                3,651,452           3,939,937
------------------------------------------------------------------------------
                                             $9,540,757          $8,458,593
------------------------------------------------------------------------------

    Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead.
E. DEPRECIATION AND AMORTIZATION
    The Company provides for depreciation and amortization using both straight-line and accelerated methods by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives as follows:

Asset Classification                         Estimated Useful Life
---------------------------------------------------------------------------
Building                                            39 years
Machinery and equipment                            3-5 years
Office equipment and furniture                       5 years
Motor vehicles                                       3 years

F. WARRANTY COSTS
    Warranty costs are recorded when incurred by the Company. During the three-year period ended March 29, 1997, warranty costs were not significant, and future warranty costs are not expected to be significant.
G. INCOME TAXES
    The Company provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.
H. NET INCOME PER COMMON SHARE
    Net income per common share is computed using the weighted average number of shares of common stock and common stock equivalents (stock options) outstanding during each year when dilutive. Fully diluted earnings per share have not been presented, as the amounts would not differ significantly from primary earnings per share.
I. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS
    The Company has no obligation for postretirement or postemployment benefits.
J. USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS
    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

K. CONCENTRATION OF CREDIT RISK
    SFAS No. 105, DISCLOSURE OF INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with three financial institutions. The Company's accounts receivable credit risk is not concentrated within any geographic area and does not represent a significant credit risk to the Company. During fiscal 1997 and 1996, one customer represented 11% of the Company's net sales.
L. FINANCIAL INSTRUMENTS
    SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure about fair value of financial instruments. Financial instruments consist of cash equivalents, marketable securities and accounts receivable. The estimated fair value of these financial instruments approximates their carrying value and, except for accounts receivable, is based primarily on market quotes. The Company's cash equivalents and marketable securities are generally obligations of the federal government or investment-grade corporate or municipal issuers. The Company, by policy, limits the amount of credit exposure to any one financial institution.
M. IMPAIRMENT OF LONG-LIVED ASSETS
    The Company follows the provisions of SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. SFAS No. 121 addresses accounting and reporting requirements for impairment of long-lived assets based on their fair market values. The carrying value of intangible assets, principally goodwill, is periodically reviewed by the Company based on the expected future undiscounted operating cash flows of the related business unit. Based on its most recent analysis, the Company believes that no material impairment of intangible assets exists as of March 29, 1997.
N. NEW ACCOUNTING STANDARD
    On March 31, 1997, the Financial Accounting Standards Board issued SFAS No. 128, EARNINGS PER SHARE. SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. SFAS No. 128 is effective for fiscal years ending after December 15, 1997, and early adoption is not permitted. When adopted by the Company, SFAS No. 128 will require restatement of prior year's earnings per share. The Company believes that the adoption of SFAS No. 128 will not have a material effect on its financial statements.
2. INVESTMENTS
    The Company's portfolio of investments consists of marketable securities classified as available-for-sale and held-to-maturity. Investments held at March 29, 1997 and March 30, 1996 are presented below.

                                                  March 29, 1997                March 30, 1996
                                              ------------------------------------------------------
                                              Amortized       Market        Amortized       Market
                                                Cost           Value          Cost           Value
----------------------------------------------------------------------------------------------------
Short-term investments-
Available-for-sale-
  Money market and equity
  securities                                          -              -     $1,274,734     $1,274,734
Held-to-maturity-
U.S. Treasury Notes and state
  and municipal general
  obligation and revenue bonds                2,594,454      2,595,400      5,404,001      5,421,311
----------------------------------------------------------------------------------------------------
Total short-term investments                 $2,594,454     $2,595,400     $6,678,735     $6,696,045
----------------------------------------------------------------------------------------------------
Long-term investments
  (one- to two-year maturity)-
Held-to-maturity-
  State and municipal general
  obligation and revenue bonds               $1,022,164     $1,021,543     $2,305,992     $2,311,928
----------------------------------------------------------------------------------------------------

    Realized gains and losses on sales of marketable securities for each of the three years in the period ended March 29, 1997 were not material to the Company's results of operations.
3. INCOME TAXES
    The components of deferred tax assets consist of temporary differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance has not been provided, as the Company expects to realize all deferred tax amounts.
    The approximate tax effect of each temporary difference is as follows:

                                           March 29, 1997      March 30, 1996
------------------------------------------------------------------------------
Current deferred tax assets-
  Accruals not currently deductible          $  320,000            $262,000
  Receivable reserves                           286,000             228,000
  Inventory reserves                            185,000             240,000
------------------------------------------------------------------------------
                                                791,000             730,000
Noncurrent deferred tax assets-
  Depreciation                                  243,000             267,000
------------------------------------------------------------------------------
  Total deferred tax assets                  $1,034,000            $997,000
------------------------------------------------------------------------------

    The noncurrent deferred income taxes are included in other assets in the accompanying consolidated balance sheets.
    The components of the provision for income taxes shown in the accompanying consolidated statements of income consist of the following:

                                          March 29,          March 30,           March 25,
                                            1997               1996                1995
------------------------------------------------------------------------------------------
Current-
  Federal                               $2,402,000          $2,800,000          $2,796,000
  State                                    628,000             303,000             736,000
------------------------------------------------------------------------------------------
                                         3,030,000           3,103,000           3,532,000
------------------------------------------------------------------------------------------
Deferred-
  Federal                                  (29,000)             23,000            (231,000)
  State                                     (8,000)             (5,000)            (59,000)
------------------------------------------------------------------------------------------
                                           (37,000)             18,000            (290,000)
------------------------------------------------------------------------------------------
Provision for
  income taxes                          $2,993,000          $3,121,000          $3,242,000
------------------------------------------------------------------------------------------

      The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:

                                            March 29,           March 30,           March 25,
                                              1997                1996                1995
---------------------------------------------------------------------------------------------
Federal statutory rate                        34.0%               34.0%               34.0%
Increase in taxes resulting from
  state income taxes, net of
  federal income tax benefit                   4.9                 2.0                 4.9
Municipal bond interest                       (1.3)               (1.7)               (2.2)
Foreign sales corporation                     (2.7)               (2.2)               (1.7)
Other                                           .4                 (.1)                 .3
---------------------------------------------------------------------------------------------
                                              35.3%               32.0%               35.3%
---------------------------------------------------------------------------------------------

4. SHAREHOLDERS' EQUITY
A. STOCK OPTIONS
    The Company maintained an incentive stock option plan, which expired in October 1996. The Company has 60,667 options outstanding under this plan as of March 29, 1997. In February 1996, the Board of Directors approved a new incentive stock option plan (collectively, the Plan) authorizing 200,000 shares of common stock. The Plan is administered by the Board of Directors, and options are granted at not less than the fair market value of the Company's common stock on the date of grant. In July 1996, the Board of Directors amended the Plan to permit the granting of nonqualified stock options and to allow the purchase of up to 20,000 shares of common stock by a director who is not an officer or employee of the Company.
    The following is a summary of stock option activity:

                                                                                   Weighted
                                         Number of                Price             Average
                                          Options                 Range              Price
-------------------------------------------------------------------------------------------
Outstanding at March 26, 1994              161,100           $8.125 - $9.90          $9.31
  Options granted                           10,000                    17.00          17.00
  Options exercised                        (36,700)           8.125 -  9.00           8.40
-------------------------------------------------------------------------------------------
Outstanding at March 25, 1995              134,400            8.875 - 17.00          10.11
  Options granted                           62,000            18.50 - 19.50          19.32
  Options exercised                       (124,400)           8.875 -  9.90           9.57
-------------------------------------------------------------------------------------------
Outstanding at March 30, 1996               72,000            17.00 - 19.50          19.00
  Options granted                           98,000            17.50 - 19.25          18.21
  Options exercised                           (333)                   19.50          19.50
  Options canceled                         (11,000)           17.00 - 19.50          18.36
-------------------------------------------------------------------------------------------
Outstanding at March 29, 1997              158,667          $17.00 - $19.50         $18.55
-------------------------------------------------------------------------------------------
Exercisable at March 29, 1997               21,658          $17.00 - $19.50         $18.95
-------------------------------------------------------------------------------------------

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation, which requires the measurement of the fair value of stock options and warrants to be included in the statement of income or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25 and elect the disclosure-only alternative under SFAS No. 123 for options granted after January 1, 1996 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions are as follows:


                                         March 29, 1997      March 30, 1996
------------------------------------------------------------------------------
Risk-free interest rate                       6.33%               6.38%
Expected dividend yield                        .50                 .50
Expected lives                                   5                   5
Expected volatility                             42%                 42%


    Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and net income per share would have been reduced to the following pro forma amounts:

                                      March 29, 1997      March 30, 1996
------------------------------------------------------------------------------
Net income-
   As reported                          $5,485,092          $6,630,576
   Pro forma                             5,438,212           6,469,619

Net income per share-
   As reported                               $1.28               $1.52
   Pro forma                                  1.27                1.51

    Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

B. WARRANTS
    In connection with a supply agreement entered into in March 1997, the Company granted a customer warrants to purchase up to 100,000 shares of common stock at an exercise price of $17.50 per share, which are fully exercisable at March 29, 1997. The Company has the right to purchase any unexercised warrants at a price of $7.00 per warrant if at any time after March 1999 the price of the Company's common stock exceeds $25.00 per share. The warrants expire in March 2000. In accordance with SFAS 123, the Company has calculated the value of these warrants at $484,000, which will be charged to operations as product is shipped to the customer.
5. LINE OF CREDIT
    The Company has a $1,500,000 unsecured line of credit with a bank available for letters of credit, bankers' acceptances and direct advances. Interest on letters of credit and bankers' acceptances is based on the prevailing rate (1.5% at March 29, 1997). Direct advances accrue interest at the bank's commercial base rate (8.50% at March 29, 1997). No amounts were outstanding under the line of credit at March 29, 1997 and March 30, 1996.
6. EXPORT SALES
    Export sales (primarily to Europe, Asia and Canada) accounted for approximately 21%, 20% and 22% of net sales during fiscal 1997, 1996 and 1995, respectively.
7. EMPLOYEE BENEFIT PLAN
    On March 1, 1995, the Company established the Boston Acoustics, Inc. 401(k) Retirement Plan (the 401(k) Plan). The 401(k) Plan is a defined contribution plan established under the provisions of Section 401(k) of the Internal Revenue Code. The Company may make a matching contribution of 25% of each participant's contribution, up to a maximum of 5% of a participant's compensation for the plan year. The Company contributed approximately $53,000, $55,000 and $4,000 to the 401(k) Plan during fiscal 1997, 1996 and 1995, respectively.
8. COMMITMENTS
    The Company leases a facility which is occupied by Snell Acoustics under an operating lease agreement that expires in fiscal 1999. The lease requires annual payments of approximately $148,000 through fiscal 1999.
9. ACQUISITION OF SNELL ACOUSTICS, INC.
    Effective June 1, 1996, the Company acquired all of the assets and the business and assumed certain liabilities of Snell Acoustics, Inc. (Snell). Snell manufactures high-end home loudspeaker systems for the audiophile market. The acquisition, which was financed with available cash, was accounted for as a purchase, and accordingly, the results of Snell since June 1, 1996 are included in the accompanying consolidated statements of income.
    The aggregate purchase price of $3,098,000 (which consisted of $720,000 in cash, approximately $2,300,000 of assumed liabilities and $78,000 of direct acquisition costs) was allocated based on the fair value of the tangible and intangible assets acquired as follows:

Current assets                                              $  988,000
Property and equipment                                         228,000
Goodwill                                                     1,882,000
---------------------------------------------------------------------------
                                                            $3,098,000
---------------------------------------------------------------------------

    The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill and will be charged to operations over four years. Unaudited pro forma results of operations to reflect the Snell acquisition have not been presented, as they are not material.
10. SUBSEQUENT EVENT
     On June 13, 1997, the Company entered into an agreement with the estates of its founder and former Chief Executive Officer and his spouse. Under the terms of the agreement, the Company will acquire approximately 898,000 shares of the Company's common stock owned by the estate for approximately $23,915,000. The Company has obtained a $25,000,000 unsecured line of credit with a bank to finance this transaction.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO BOSTON ACOUSTICS, INC.:
    We have audited the accompanying consolidated balance sheets of Boston Acoustics, Inc. (a Massachusetts corporation) and subsidiaries as of March 29, 1997 and March 30, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 29, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Acoustics, Inc. and subsidiaries as of March 29, 1997 and March 30, 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 29, 1997, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Boston, Massachusetts
May 9, 1997 (except with respect to the matter discussed in Note 10, as to which the date is June 13, 1997)

FIVE YEAR SELECTED FINANCIAL DATA  (Amounts In Thousands Except Per Share Data)

-------------------------------------------------------------------------------------------------------------------

                                                   1997           1996           1995           1994           1993
-------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Net Sales                                    $   50,309     $   46,325     $   41,046     $   34,488     $   32,603
Net Income                                        5,485          6,631          5,949          4,682          4,772
Net Income Per Common Share                        1.28           1.52           1.38           1.10           1.10
Weighted Average Number of
   Common Shares Outstanding                      4,285          4,353          4,299          4,250          4,333
Dividends Per Share                          $      .50     $      .50     $     .425     $      .40     $      .30
BALANCE SHEET DATA
Working Capital                              $   24,681     $   26,083     $   25,924     $   22,723     $   19,532
Total Assets                                     42,230         43,124         38,379         32,899         29,430
Shareholders' Equity                             38,909         39,893         35,054         30,625         27,280
QUARTERLY FINANCIAL DATA  (Amounts In Thousands Except Per Share Data)
-------------------------------------------------------------------------------------------------------------------

                                                  First         Second          Third         Fourth
                                                Quarter        Quarter        Quarter        Quarter           Year
-------------------------------------------------------------------------------------------------------------------
YEAR ENDED MARCH 29, 1997
Net Sales                                    $   11,052     $   12,199     $   14,779     $   12,279     $   50,309
Gross Profit                                      4,775          5,027          6,458          5,173         21,433
Net Income                                        1,319          1,203          1,795          1,168          5,485
Net Income per Common Share                         .30            .28            .42            .28           1.28

-------------------------------------------------------------------------------------------------------------------
YEAR ENDED MARCH 30, 1996
Net Sales                                    $    9,862     $   11,648     $   13,558     $   11,257     $   46,325
Gross Profit                                      4,373          5,048          5,807          4,629         19,857
Net Income                                        1,464          1,790          2,120          1,257          6,631
Net Income per Common Share                         .34            .41            .49            .28           1.52

SHAREHOLDER INFORMATION


    Boston Acoustics, Inc. encourages investors to become informed about its business. Additional information, copies of this report and the Company's Form 10-K filed with the Securities and Exchange Commission may be obtained by writing to Debra A. Ricker-Rosato, VICE PRESIDENT - FINANCE.

DIVIDEND POLICY
    In August of 1992 the Company authorized a 50% increase in its annual dividend rate from $.20 to $.30 per share. In February 1993 the Company authorized an increase to $.40 per share and a further increase to $.50 per share was authorized in February 1995. Dividends are declared and paid quarterly. Four quarterly dividends totaling $.50 were declared during fiscal 1997.

STOCK MARKET ACTIVITY
    The common stock of Boston Acoustics, Inc. has been listed on the NASDAQ National Market System under the symbol BOSA since its initial public offering on December 12, 1986. The following table sets forth high and low closing prices by quarter reported by NASDAQ:


Fiscal 1997                                     High                 Low
------------------------------------------------------------------------------
First Quarter                                    26                18 1/4
Second Quarter                                 23 3/4              19 1/2
Third Quarter                                  21 3/4              16 3/4
Fourth Quarter                                 30 3/4              16 3/4

Fiscal 1996                                     High                 Low
------------------------------------------------------------------------------
First Quarter                                  19 1/4                17
Second Quarter                                   21                18 1/4
Third Quarter                                  24 3/4              19 3/4
Fourth Quarter                                   23                18 1/4

    There were 144 shareholders of record as of March 29, 1997. Shareholders who beneficially own common stock held in nominee of street name are not included in the number of shareholders of record.


BOARD OF DIRECTORS

ANDREW G. KOTSATOS
CHAIRMAN, CHIEF EXECUTIVE OFFICER
AND TREASURER
Boston Acoustics,Inc.

FRED E. FAULKNER, JR.
PRESIDENT AND CHIEF OPERATING
OFFICER
Boston Acoustics,Inc.

GEORGE J. MARKOS
SENIOR VICE PRESIDENT
AND GENERAL COUNSEL
Yell-O-Glow Corporation

LISA M. MOONEY

Executive Officers

ANDREW G. KOTSATOS
CHAIRMAN, CHIEF EXECUTIVE OFFICER
AND TREASURER

FRED E. FAULKNER, JR.
PRESIDENT AND CHIEF OPERATING
OFFICER

IRA S. FRIEDMAN
VICE PRESIDENT - MARKETING AND
PRESIDENT Snell Acoustics

MOSES A. GABBAY
VICE PRESIDENT - ENGINEERING

PAUL F. REED
VICE PRESIDENT - ADMINISTRATIVE SERVICES

DEBRA A. RICKER-ROSATO
VICE PRESIDENT - FINANCE

ROBERT L. SPANER
VICE PRESIDENT - SALES

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Boston Acoustics, Inc.
300 Jubilee Drive
Peabody, MA 01960
Telephone: (508) 538-5000
Fax: (508) 538-5091

AUDITORS
Arthur Andersen LLP
Boston, Massachusetts

LEGAL COUNSEL
Peabody & Arnold
Boston, Massachusetts

TRANSFER AGENT
Bank of Boston
c/o Boston EquiServe, LP
Boston, Massachusetts