Form 10-K/A, Exhibit 13
period 1997-03-29
BOSTON ACOUSTICS INC
filed 1997-11-12
CIK 805268

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

GATEWAY CONTRACT
     In January 1997, the Company reached a preliminary agreement, which was finalized in May 1997, to supply the Company's MicroMedia -TRADEMARK- speaker systems to Gateway 2000, Inc. ("Gateway"). (See Letter to Shareholders). The Company has arranged to have initial production of the speaker systems to be supplied to Gateway manufactured and assembled by a third party under the supervision of the Company's engineering and technical staff. The Company believes that its relationship with a third-party manufacturer will allow the Company to fulfill current and future orders under the contract with Gateway. The Company has received initial orders from Gateway pursuant to the contract, and the Company expects to receive, under the minimum purchase terms of the contract, substantial additional orders from Gateway. Since the contract does not contain a schedule with which Gateway must comply in placing orders, orders by Gateway may fluctuate significantly from quarter to quarter over the term of the contract. Assuming Gateway places orders in the quantity required under the contract by March 1998, a substantial portion of the Company's revenues for the current fiscal year is expected to be derived from its contract with Gateway. The terms of the contract with Gateway call for a limited period of exclusivity for OEM sales to other computer manufacturers but do not affect the Company's traditional channels of distribution for these or any of the Company's other products.

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