Form 10-K, Exhibit 13
period 1998-03-28
BOSTON ACOUSTICS INC
filed 1998-06-26
CIK 805268

Boston Acoustics

       1998

       ANNUAL

       REPORT

                            NET SALES
                            (Amounts in Thousands)

                              '94       '95         '96          '97       '98

                            $34,488   $41,046     $46,325      $50,309   $82,399

                            NET INCOME
                            (Amounts in Thousands)

                              '94       '95         '96          '97       '98

                             $4,682    $5,949      $6,631       $5,485    $9,576


[PHOTO OMITTED]
Andrew G. Kotsatos
Chairman and
Chief Executive Officer

[PHOTO OMITTED]
Fred E. Faulkner, Jr.
President and
Chief Operating Officer

--------------------------------------------------------------------------------
TO THE SHAREHOLDERS:
--------------------------------------------------------------------------------

Fiscal 1998 was our nineteenth straight year of record sales, and a year of record earnings as well.

      Net sales for the year increased 64%--from $50.3 million to $82.4 million.

      Net income increased 75%--from $5.5 million to $9.6 million.

      Earnings per diluted share increased by 112%, from $1.23 to $2.61.

      It was a very good year.

      In the face of tough times for the consumer electronics business, we posted modest increases in all our traditional product categories and we did well internationally. The big story, however, was our success in an audio market that didn't even exist a few years ago--multimedia speakers.

PERSONAL DESKTOP AUDIO(TM)

      Two and a half years ago, we set out to develop and implement a strategy that would bring the company to $100 million and beyond.

      Expanding the distribution network for our core products was one possibility, but we felt it would be counter-productive to our long-term growth strategies.

      Finding new markets for new products offered much greater potential.

      Our acquisition of Snell Acoustics was a first step. While it has not yet turned profitable, Snell offers us the opportunity to address a new segment of our core business markets--high-end audiophile systems.

      Computer audio was another possibility. More than 75 million personal computers were sold in 1997; virtually all of them capable of producing high-quality sound--with the right speakers. Computer audio has become a very big, and growing, market.

[GRAPHIC OMITTED]

      By sticking with what we do best--producing high quality audio systems at value-driven prices--we felt we could do well in the multimedia audio market. Our strategic partnership with Gateway was the initial result. Gateway has been unique among computer makers in its commitment to high quality sound.


--
2
--

      The partnership put us in the multimedia audio business and introduced us to the highly competitive and very demanding OEM world.

[PHOTO OMITTED]
[CAPTION: MICROMEDIA]

      We've responded very well to the new set of challenges. Since we began shipments in the first quarter of the fiscal year, we have successfully met Gateway's delivery, reliability and quality goals.

      Our initial OEM product, the MicroMedia(TM), received rave reviews, enhancing Gateway's multimedia leadership. We followed MicroMedia with MediaTheater(TM), the world's first multimedia sound system utilizing Virtual Dolby(R) surround sound technology. MediaTheater creates the effect of a full five-speaker surround sound system--with only two satellite speakers and a subwoofer. The satellites sit by the monitor, and the subwoofer is small enough to fit easily under the desk. The power amplifier and signal processing circuitry are housed in the subwoofer; system controls are located in one of the satellites.

      MediaTheater is a high performance system that takes advantage of new technologies in both digital signal processing and in speaker construction. It is available through Gateway and from retailers, at a suggested retail price of $299.95.

A NEW FLAGSHIP LINE

[PHOTO OMITTED]
[CAPTION: VR2000]

      While we are entering new markets and exploring new ways of selling new products, we have not lost sight of the importance of our home and auto core markets, or of the quality-conscious dealers who sell our products. We will continue to develop new products for these markets and to do all we can to maintain the best of relationships with the dealers who serve them.

      In that context, we introduced a new flagship line of high-performance floor-standing speaker systems in Fiscal 98. Designed to satisfy the most demanding music and video fans, the new Lynnfield VR(R) Series builds on technologies that previously proved their worth in our VR Series. Its features include innovative built-in powered subwoofers, and proprietary features and technologies such as the Lynnfield VR tweeter, MagnaGuard(R) magnetic shielding, DCD(TM) (Deep Channel Design) bass and Active Bass Contour(TM).

      The suggested retail prices for the three models in the series range from $700 to $1,600 a pair.

      The top of the line VR970 received a prestigious Innovations `98 award for outstanding design and engineering at the Consumer Electronics Show in Las Vegas.

THE SOUNDBAR(TM) CINEMA

      The SoundBar Cinema System is another innovation introduced in Fiscal 1998. With digital Dolby Pro Logic(R) decoding and QSound(R) 3D image enhancement technology, it is the first high-performance home theater sound system to eliminate the complexity of conventional systems. It's simple, easy to set up and use, and it takes up little space.

      The SoundBar module sits on top of the TV, housing the left, center and right channels, and the system's electronics. The subwoofer and surround speakers round out the layout. The system also includes a universal remote control that operates the SoundBar as well as virtually all brands of TVs, VCRs and cable boxes. Suggested retail price is $799.95.

[PHOTO OMITTED]
[CAPTION: VR970 WITH INTEGRATED POWERED SUBWOOFER]

MORE AWARDS

      The Innovations `98 award for the VR970 was just one of many we accumulated during the year. Once again, we enjoyed


                                                                              --
                                                                               3
                                                                              --
favorable recognition from reviewers and audio professionals.

      For example, we received more Hi-Fi Grand Prix Awards than any other US speaker maker in AudioVideo International's 19th annual competition.

      Our home audio products were honored in seven categories: Full-Size Floorstanding Speakers; Under 12" Subwoofers; A/V Surround Speaker Systems
(THX); 3-piece Sub/sat Speaker Systems; Surround Satellite Speakers; In-Wall Speakers; and Outdoor Speakers.

      Our auto products took honors in six of AudioVideo International's AutoSound Grand Prix 98 competition categories.

      They included AutoSound Grand Prix awards for 6"x 9" Speakers, Flush Mount Speakers, Tweeters, and Midrange/Midbass Speaker Separates; and special recognition in the Speaker Boxes/Passive Subwoofers, and Component Speaker Systems categories.

PRODUCTS IN THE PIPELINE

      Our long-term success has been based on our ability to replace existing products when they've passed their peak, and to develop new products using new technology to create new capabilities for new as well as existing markets. As communication and entertainment media converge, more and more resources are needed to create innovations. The world is changing, and we are changing with it. Anticipating new realities, electronic engineers are playing increasingly important roles in our product development programs. The unique qualities of the powered MediaTheater, the SoundBar and the Lynnfield VR. Series are examples of the results.

      In Fiscal 1999, we'll be introducing more innovative new products. We've already started with the three-piece BA635 system that sells for only $99.95. It's a computer speaker that offers full range performance not previously possible at such a low price.

      In the first quarter of Fiscal 1999, we plan to introduce a new ProSeries .5 line of component loudspeakers and subwoofers for high-end automotive applications. In their sound quality, ease of installation and looks, they'll break new ground in auto sound component systems.

      We also expect to augment our popular Designer Series in-wall and in-ceiling speakers with models designed to meet growing demands for home theater and multi-room systems. Buyers will be able to configure high performance, decor-friendly sound systems for any application.

OUR ONLINE STORE

      Appropriately, we'll be selling our Personal Desktop Audio(TM) systems on the Worldwide Web. By logging on to our new online store at www.bostondirect.com, shoppers can order MediaTheater, MicroMedia or BA635 systems.

      We'll also be selling these systems by direct mail and by toll-free telephone at 1-877-333-4001.

THE YEAR AHEAD

      While it will be difficult to duplicate this year's growth percentages, we anticipate that Fiscal 1999 will be another excellent year. With new and established products for both our core markets and for personal desktop audio, we should see continued growth.

[PHOTO OMITTED]
                       3
[CAPTION: PROSERIES 6.4   SYSTEM]

Sincerely,


/s/ Andrew G. Kotsatos

Andrew G. Kotsatos
Chairman and
Chief Executive Officer


/s/ Fred E. Faulkner, Jr.

Fred E. Faulkner, Jr.
President and
Chief Operating Officer


--
4
--

--------------------------------------------------------------------------------
MANAGEMENT'S DICUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

      The following table sets forth the results of operations for the years ended March 28, 1998, March 29, 1997, and March 30, 1996 expressed as percentages of sales.


                                       For the Year Ended
                                March 28,   March 29,   March 30,
                                  1998        1997       1996
                                                       (53 wks)
--------------------------------------------------------------------------------
Net Sales                        100.0%     100.0%     100.0%
Cost of goods sold                61.1       57.4       57.1
--------------------------------------------------------------------------------
   Gross profit                   38.9       42.6       42.9
Selling and marketing
   expenses                        9.9       14.4       12.6
General & administrative
   expenses                        4.8        5.9        5.5
Engineering & development
   expenses                        4.3        6.3        5.4
--------------------------------------------------------------------------------
                                  19.0       26.6       23.5
--------------------------------------------------------------------------------
Income from operations            19.9       16.0       19.4
Interest income(expense), net     (1.0)        .8        1.7
--------------------------------------------------------------------------------
   Income before provision for
   income taxes                   18.9       16.8       21.1
Provision for income taxes         7.3        5.9        6.8
--------------------------------------------------------------------------------
   Net income                     11.6%      10.9%      14.3%
--------------------------------------------------------------------------------


FISCAL 1998 COMPARED WITH FISCAL 1997

      Net sales increased 64% from approximately $50.3 million to $82.4 million. The overall sales increase was primarily due to OEM sales of the Company's MicroMedia(TM) and MediaTheater(TM) speaker systems to Gateway. Continued sales growth within our traditional home, Designer Series and automotive speaker business also contributed to the sales increase during the fiscal year ended March 28, 1998.

      During the fiscal year, the Company launched two products in the Personal Desktop Audio(TM) category of speaker systems. The MicroMedia system was the Company's first three-piece powered sub/satellite speaker system capable of reproducing the entire bandwidth of sound for music, games and multimedia applications. The suggested retail price of the MicroMedia is $149.95. The MediaTheater system was the first multimedia sound system utilizing Virtual Dolby(R) surround sound technology. MediaTheater creates the effect of a full five-speaker surround sound system with only two satellite speakers and a subwoofer. The suggested retail price of the MediaTheater is $299.95. Additionally, the Company introduced its new top-of-the-line VR Tower speaker line. The VR950, VR960 and VR970 are floorstanding loudspeakers incorporating technology from the previous VR Series with added features like the powered subwoofers found in the VR960 and VR970 models. Suggested retail prices are $700, $1,000, and $1,600 per pair, respectively. During the fiscal year, the Company introduced the SoundBar(TM) Cinema Home Theater System. It is the first high-performance home theater sound system to eliminate the complexity of conventional systems. The SoundBar uses just three components, connected by three wires, to reproduce the movie soundtrack. It has a suggested retail price of $799.95.

      The Company's gross margin increased in absolute dollars from approximately $21,433,000 to $32,055,000 but decreased from 42.6% to 38.9% as a percentage of net sales due primarily to a shift in the sales mix to loudspeaker models with slightly lower margins, particularly OEM sales of the Company's multimedia speaker systems.

      Total operating expenses increased in absolute dollars from approximately $13,372,000 to $15,645,000 but decreased as a percentage of net sales from 26.6% to 19.0% during Fiscal 1998. Selling and marketing expenses have increased in absolute dollars primarily due to increased salaries and benefits relating to additional personnel. General and administrative expenses increased in absolute dollars due primarily to costs associated with the operating results of the Snell Acoustics subsidiary. Engineering and development expenses increased in absolute dollars primarily due to increased salaries and benefits relating to additional personnel, as well as increased expenses relating to new product development.

      Net interest income of a year ago was replaced by net interest expense during the twelve-month period ended March 28, 1998 primarily due to the utilization of working capital and borrowings under the Company's line of credit in conjunction with the common stock repurchase in June 1997.

      The Company's effective income tax rate increased from 35.3% in Fiscal 1997 to 38.5% in Fiscal 1998 primarily due to (1) the Company being subject to a higher tax rate (35%), (2) a decrease in tax-free instruments held by the Company and (3) a smaller proportion of the Company's income being derived outside the US thereby reducing the tax benefits associated with the Company's foreign sales corporation.

      Net income increased 75% from approximately $5.5 million to $9.6 million, while diluted earnings per share increased 112% from $1.23 to $2.61. The increase in net income is primarily the result of the increased sales growth, which was offset by the decrease in interest income and the operating loss by the Snell Acoustics (Snell) subsidiary included in the consolidated results of operations.

      The Company's financial results for the twelve-month period ended March 28, 1998 includes significant OEM sales of multimedia speaker systems to Gateway. These sales are pursuant to various contracts that currently run through June 1999. Since these contracts do not contain schedules with which Gateway must comply in placing orders, orders by Gateway may fluctuate significantly from quarter to quarter over the terms of the contracts. Assuming Gateway places orders in the quantities required under the terms of the contracts by June 1999, a substantial portion of the Company's revenues for Fiscal 1999 is expected to be derived from its contracts with Gateway.

FISCAL 1997 COMPARED WITH FISCAL 1996

      Operating results for Fiscal 1997 represented 52 weeks of sales and earnings compared to 53 weeks during Fiscal 1996. Fiscal 1997 included the results of operations of Snell since June 1, 1996 as a result of the acquisition of the business of Snell, a manufacturer of high-end loudspeaker systems.


                                                                              --
                                                                               5
                                                                              --

      Net sales increased 9% from approximately $46.3 million to $50.3 million. New product introductions in both the home and automotive loudspeaker categories contributed to the overall sales increase during the twelve-month period ended March 29, 1997.

      Leading the increase in home sales was the introduction of the MicroReference (Micro) category of products, replacements for the SubSat Series. The models include the Micro80 and Micro90, 3-piece systems with suggested retails of $400 and $800, respectively, and the Micro90t, a 4-piece theater system with a suggested retail of $1,000. The Company also introduced two new THX-certified front speaker systems. The Lynnfield VR35 front tower speaker and the Lynnfield VRl4 horizontal center channel, with suggested retails of $650 and $600, respectively, can be used in many combinations to fit a variety of applications.

      The Company continued to extend its offering of automotive products. The ProSeries 6.4^3 system is a premium performance three-way component speaker system with a suggested retail of $700. The Boston Rally(TM) RX47 is a 4-inch two-way coaxial speaker system retailing for $139.95 per pair. During the fourth quarter of Fiscal 1997 the Company launched the Boston Rally RM Series of component speakers and four new Boston Rally Balanced Band-Pass Subwoofer Systems. The RM9 and RM6 have suggested retails of $299.95 and $249.95, respectively, and the RS1l0B, RS112, RS208B, and RS2lOB have suggested retails ranging from $299.95 to $499.95 per system.

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

      The Company's effective income tax rate increased from 32% in Fiscal 1996 to 35.3% in Fiscal 1997 primarily as a result of non-recurring tax credits realized in Fiscal 1996 in connection with capital expenditures.

      Net income decreased 17% to $5.5 million from $6.6 million and earnings per share decreased 19% from $1.52 per share to $1.23 per share.

LIQUIDITY AND CAPITAL RESOURCES

      During Fiscal 1996 and 1997, the Company financed, its growth primarily with cash generated from operations. During Fiscal 1998, the Company financed its growth with cash generated from operations and bank borrowings. As of March 28, 1998, the Company's working capital was approximately $20,319,000, a decrease of approximately $4,362,000 since the end of Fiscal 1997. The decrease in working capital was primarily due to the repurchase of common stock in June 1997 and increased expenses related to increased sales in the Company's OEM business. At March 28, 1998 the Company's accounts receivables and inventory increased by approximately $2,110,000 and $3,076,000, respectively, compared to March 29, 1997 levels. Cash and cash equivalents and short-term investments decreased by approximately $1,067,000 and $2,594,000, respectively, compared to levels at the end of Fiscal 1997. Current indebtedness increased by approximately $5,774,000 to approximately $9,095,000 primarily as a result of increases in accounts payable and outstanding amounts maturing under one of its credit facilities. The Company has two lines of credit with two banking institutions totaling $26,500,000. At March 28, 1998 the Company had borrowings totaling $12,500,000 under one line of credit. At June 24, 1998, the Company had $8,000,000 outstanding under its $25 million revolving credit agreement.

      Net cash increased (decreased) in Fiscal 1998, 1997 and 1996 by ($1,067,000), $235,000 and $1,132,000, respectively. Net cash provided by operating activities in Fiscal 1998, l997 and 1996 was approximately $9,710,000, $5,174,000 and $7,498,000, respectively. Differences in cash flows from operating activities over this three-year period were primarily related to significant year-to-year changes in accounts receivable, inventories and accounts payable. Net cash flows from investing activities for Fiscal 1998, 1997 and 1996 were approximately $2,002,000, $1,558,000 and
($4,585,000), respectively. Net cash provided by investing activities in Fiscal 1998 and 1997 was primarily the result of the sale of investments held to maturity. In Fiscal 1997, net cash provided by investing activities was partially offset by the purchase of Snell Acoustics. In Fiscal 1996, net cash used by investing activities was primarily the result of the construction of the Company's principal executive offices and manufacturing facilities. Net cash used in financing activities in Fiscal 1998, 1997 and 1996 was approximately $12,779,000, $6,497,000 and $1,781,000, respectively, and was primarily the result of the repurchase of common stock and the payment of dividends. In Fiscal 1998, net cash used in financing activities was partially offset by borrowings under one of the Company's credit facilities incurred in connection with the repurchase of common stock, a portion of which was repaid within the fiscal year.

--
6
--

      On June 13, 1997 the Company announced the redemption of an aggregate of 898,201 shares of its common stock from the estates of its co-founder, Francis
L. Reed, and his wife, Dorothea T. Reed. The shares were repurchased at $26 5/8 per share. Funds to complete the redemption were obtained from an unsecured $25.0 million revolving credit agreement with a bank.

      The Company believes that its current resources are adequate to meet its requirements for working capital and capital expenditures through Fiscal 1999.

SIGNIFICANT CUSTOMERS

      A significant portion of the Company's sales are currently to Gateway 2000, Inc. ("Gateway") pursuant to contracts that run through June 1999. Since these contracts do not contain schedules with which Gateway must comply in placing orders, orders by Gateway may fluctuate significantly from quarter to quarter over the terms of the contracts. Assuming Gateway places orders under the terms of the contracts by June 1999, a substantial portion of the Company's revenues for Fiscal 1999 is expected to be derived from its contracts with Gateway. The loss of Gateway as a customer or any significant portion of orders from Gateway could have a material adverse affect on the Company's business, results of operation and financial condition. In addition, the Company also could be materially adversely affected by any substantial work stoppage or interruption of production at Gateway or if Gateway were to reduce or cease conducting operations.

INTERNATIONAL OPERATIONS

      Export sales accounted for approximately 19%, 21% and 20% of the Company's net sales during fiscal 1998, 1997 and 1996, respectively, with sales concentrations in Europe, Asia and Canada. The Company also distributes its products through a foreign subsidiary. The Company obtains a substantial supply of inventory from manufacturers located in foreign countries. The Company has no long-term, fixed price contracts or arrangements for inventory supplied by such foreign manufacturers. The Company could readily obtain such inventory from other sources, but there can be no assurance that it would not be at some delay. Any substantial delay in obtaining inventory from another supplier could have an adverse effect on the Company's business, results of operation and financial condition. A number of factors beyond the control of the Company, including, but not limited to, changes in world politics, unstable governments in foreign customer and manufacturer nations and inflation, may affect the operations or financial condition of the Company's foreign customers and manufacturers, as well as the timing of orders and deliveries of Boston Acoustics' products by such customers and manufacturers. See Note 7 to the Notes to Consolidated Financial Statements.

YEAR 2000 COMPLIANCE

      The Company is in the process of updating its computer systems to ensure that they are Year 2000 compliant and to improve the Company's overall manufacturing, planning and inventory related systems. In Fiscal 1999, the Company plans to invest in its computer systems and applications to ensure that the Company is Year 2000 compliant. The Company believes that the Company's computer system will be Year 2000 compliant. The financial impact to the Company of its Year 2000 compliance programs has not been and is not anticipated to be material to its financial position or results of operations in any given year. While the Company does not believe it will suffer any major effects from the Year 2000 issue, it is possible that such effects could materially impact future financial results, or cause reported financial information not to be necessarily indicative of future operating results or future financial condition. In addition, if any of the Company's significant customers or suppliers do not successfully and timely achieve Year 2000 compliance, the Company's business could be materially affected.

NEW ACCOUNTING STANDARDS

      In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 requires disclosure of all components of comprehensive income on an annual and interim basis. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. SFAS No. 130 is effective for fiscal years beginning after December 15, 1997. The Company will adopt this statement for its fiscal year ending March 1999.

      In July 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997. Unless impracticable, companies would be required to restate prior period information upon adoption. The Company will adopt this statement for its fiscal year ending March 1999.

INFLATION

      Inflation has not had a material adverse impact on the Company's cost of doing business. Management attempts to protect the Company by adjusting prices where market conditions permit and by reviewing and improving production processes where possible. There can be no assurance that the Company's business will not be affected by inflation.

CAUTIONARY STATEMENTS

      The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers, or employees may contain "forward-looking" information which involve risk and uncertainties. Any statements in this report that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of the Company's market and customers, the Company's objectives and plans for future operations, and the Company's expected liquidity and capital resources). Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of the Company's products, the rate of growth in the audio industry; the presence of competitors with greater technical marketing and financial resources; the Company's ability to promptly and effectively respond to technological change to meet evolving consumer demands; capacity and supply constraints or difficulties; and the Company's ability to successfully integrate new operations. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit 99 of the Company's Annual Report on Form 10-K for fiscal year March 30, 1996.

                                                                              --
                                                                               7
                                                                              --

      CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

ASSETS                                                    March 28, 1998  March 29, 1997
----------------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                                    $ 3,870,569     $ 4,937,232
Short-term investments                                                --       2,594,454
Accounts receivable, net of reserve of approximately
   $402,000 and $411,000, respectively                        11,439,178       9,328,881
Inventories                                                   12,617,077       9,540,757
Deferred income taxes                                          1,092,000         791,000
Prepaid expenses and other current assets                        395,087         809,761
----------------------------------------------------------------------------------------
      Total current assets                                    29,413,911      28,002,085
----------------------------------------------------------------------------------------
Property and Equipment, at cost:
Land                                                           1,433,365       1,433,365
Building and improvements                                      7,061,479       7,012,347
Machinery and equipment                                        8,667,671       7,414,269
Office equipment and furniture                                 1,847,326       1,597,499
Motor vehicles                                                   288,948         373,177
----------------------------------------------------------------------------------------
                                                              19,298,789      17,830,657
Less--Accumulated depreciation and amortization                8,005,621       6,936,205
----------------------------------------------------------------------------------------
                                                              11,293,168      10,894,452
Other Assets:
Long-term investments                                                 --       1,022,164
Other assets, net                                              1,792,125       2,311,411
----------------------------------------------------------------------------------------
      Total other assets                                       1,792,125       3,333,575
----------------------------------------------------------------------------------------
                                                             $42,499,204     $42,230,112
========================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
----------------------------------------------------------------------------------------
Current Liabilities:
----------------------------------------------------------------------------------------
                                                             $ 3,224,208     $ 1,020,146
Accrued payroll and payroll-related expenses                   1,392,171       1,210,101
Dividends payable                                                414,287         523,279
Other accrued expenses                                           922,216         499,446
Accrued income taxes                                             142,075          68,135
Current maturity of line of credit                             3,000,000              --
----------------------------------------------------------------------------------------
      Total current liabilities                                9,094,957       3,321,107
----------------------------------------------------------------------------------------
Line of Credit, net of current portion                         9,500,000              --

Commitments (note 9)

Shareholders Equity:
    Common stock, $.01 par value-
    Authorized - 6,000,000 shares
    Issued - 4,624,218 and 4,602,954 shares in 1998
      and 1997, respectively                                      46,242          46,029
Additional paid-in capital                                     5,854,845       4,973,409
Retained earnings                                             46,245,277      38,322,082
----------------------------------------------------------------------------------------
                                                              52,146,364      43,341,520
Less--Treasury stock, 1,309,921 and 416,720 shares in 1998
      and 1997, respectively, at cost                         28,242,117       4,432,515
----------------------------------------------------------------------------------------
      Total shareholders' equity                              23,904,247      38,909,005
----------------------------------------------------------------------------------------
                                                             $42,499,204     $42,230,112
========================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


--
8
--

      CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                For the Years Ended         March 28, 1998    March 29, 1997   March 30, 1996
                                           --------------------------------------------------
Net Sales                                      $82,399,284       $50,308,962      $46,324,791
Cost of Goods Sold                              50,344,605        28,875,471       26,468,207
---------------------------------------------------------------------------------------------
   Gross profit                                 32,054,679        21,433,491       19,856,584
---------------------------------------------------------------------------------------------
Selling and Marketing Expenses                   8,144,786         7,219,881        5,833,300
General and Administrative Expenses              3,986,437         2,965,267        2,552,389
Engineering and Development Expenses             3,513,321         3,187,131        2,496,523
---------------------------------------------------------------------------------------------
   Total expenses                               15,644,544        13,372,279       10,882,212
---------------------------------------------------------------------------------------------
   Income from operations                       16,410,135         8,061,212        8,974,372
Interest Income                                    220,430           438,509          777,204
Interest Expense                                (1,059,330)          (21,629)
---------------------------------------------------------------------------------------------
   Income before provision for income taxes     15,571,235         8,478,092        9,751,576
Provision for Income Taxes                       5,995,000         2,993,000        3,121,000
---------------------------------------------------------------------------------------------
   Net income                                   $9,576,235        $5,485,092       $6,630,576
=============================================================================================
Net Income per Share
   Basic                                             $2.75             $1.28            $1.52
=============================================================================================
   Diluted                                           $2.61             $1.23            $1.52
=============================================================================================
Weighted Average Common Shares Outstanding
   (Note 2): Basic                               3,488,287         4,284,974        4,353,032
=============================================================================================
   (Note 2): Diluted                             3,674,786         4,456,182        4,354,630
=============================================================================================
Dividends per Share                                   $.50              $.50             $.50
=============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                             Common Stock
                                        ----------------------    Additional                                     Total
                                        Number of     $.01 Par     Paid-in       Retained       Treasury     Shareholders'
                                         Shares         Value      Capital       Earnings         Stock          Equity
--------------------------------------------------------------------------------------------------------------------------
Balance, March 25, 1995                 4,518,324     $ 45,183   $ 3,739,101   $ 31,353,474   $    (83,790)  $ 35,053,968
    Exercise of stock options             124,400        1,244     1,189,819             --             --      1,191,063
    Purchase and retirement
     of common stock                      (40,103)        (401)      (60,818)      (840,485)            --       (901,704)
    Income tax benefits
     of stock options                          --           --        98,816             --             --         98,816
    Dividends                                  --           --            --     (2,179,982)            --     (2,179,982)
    Net income                                 --           --            --      6,630,576             --      6,630,576
--------------------------------------------------------------------------------------------------------------------------
Balance, March 30, 1996                 4,602,621       46,026     4,966,918     34,963,583        (83,790)    39,892,737
    Exercise of stock options                 333            3         6,491             --             --          6,494
    Purchase of 222,800 shares
     of common stock                           --           --            --             --     (4,348,725)    (4,348,725)
    Dividends                                  --           --            --     (2,126,593)            --     (2,126,593)
    Net income                                 --           --            --      5,485,092             --      5,485,092
--------------------------------------------------------------------------------------------------------------------------
Balance, March 29, 1997                 4,602,954       46,029     4,973,409     38,322,082     (4,432,515)    38,909,005
    Exercise of stock options              21,264          213       397,436             --             --        397,649
    Purchase of 898,201 shares
      of common stock                          --           --            --             --    (23,914,602)   (23,914,602)
    Issuance of restricted
      common stock                             --           --            --             --        105,000        105,000
    Dividends                                  --           --            --     (1,653,040)            --     (1,653,040)
    Issuance of common
      stock warrants                           --           --       484,000             --             --        484,000
    Net income                                 --           --            --      9,576,235             --      9,576,235
--------------------------------------------------------------------------------------------------------------------------
Balance, March 28, 1998                 4,624,218     $ 46,242   $ 5,854,845   $ 46,245,277   $(28,242,117)  $ 23,904,247
==========================================================================================================================


                                                                              --
                                                                               9
                                                                              --

      CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                     For the Years Ended
                                                                  --------------------------------------------------------
                                                                    March 28,1998       March 29, 1997      March 30, 1996
--------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net income                                                           $  9,576,235        $  5,485,092        $  6,630,576
Adjustments to reconcile net income to net cash provided
by operating activities-
   Depreciation and amortization                                        1,779,143           1,377,766           1,195,993
   Deferred income taxes                                                 (345,000)            (37,000)             18,000
   Compensation expense related to issuance of
      restricted stock and warrants                                       589,000                  --                  --
   Changes in assets and liabilities, net of acquisition
      of Snell Acoustics in 1997--
      Accounts receivable                                              (2,110,297)           (585,615)           (641,162)
      Inventories                                                      (3,076,320)           (540,047)            268,351
      Prepaid expenses and other current assets                           414,674            (365,693)            131,026
      Accounts payable                                                  2,204,062            (373,461)            291,902
      Accrued payroll and other accrued expenses                          604,840             228,070             161,304
      Accrued income taxes                                                 73,940             (15,482)           (557,941)
--------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                         9,710,277           5,173,630           7,498,049
--------------------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
Acquisition of Snell Acoustics                                                 --          (2,818,925)                 --
Purchases of property and equipment, net                               (1,578,291)         (1,240,356)         (9,062,407)
Purchase of held-to-maturity investments                                       --          (2,012,856)         (3,793,876)
Purchase of available-for-sale investments                                     --                  --            (400,OO0)
Proceeds from sale of available-for-sale investments                           --           1,274,734           1,202,465
Proceeds from sale of held-to-maturity investments                      3,616,618           6,106,231           7,447,430
Decrease (increase) in other assets                                       (36,282)            249,108              21,117
--------------------------------------------------------------------------------------------------------------------------
      Net cash provided by (used in) investing activities               2,002,045           1,557,936          (4,585,271)
--------------------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
Proceeds from exercise of stock options                                   397,649               6,494           1,191,063
Income tax benefit from stock options                                          --                  --              98,816
Proceeds from line of credit                                           21,675,000                  --                  --
Repayments of line of credit                                           (9,175,000)                 --                  --
Purchase of treasury stock                                            (23,914,602)         (4,348,725)           (901,704)
Dividends paid                                                         (1,762,032)         (2,154,402)         (2,169,444)
--------------------------------------------------------------------------------------------------------------------------
      Net cash used in financing activities                           (12,778,985)         (6,496,633)         (1,781,269)
--------------------------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents                   (1,066,663)            234,933           1,131,509
Cash and Cash Equivalents, beginning of year                            4,937,232           4,702,299           3,570,790
--------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents, end of year                               $  3,870,569        $  4,937,232        $  4,702,299
==========================================================================================================================
Supplemental Disclosure of NonCash Financing Activities:
Dividends payable                                                    $    414,287        $    523,279        $    551,088
==========================================================================================================================
Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes                                           $  6,265,799        $  3,045,742        $  3,562,125
==========================================================================================================================
Cash paid for interest                                               $  1,059,330        $     21,629        $         --
==========================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.


--
10
--

      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS March 28, 1998
--------------------------------------------------------------------------------

OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

      Boston Acoustics, Inc. and subsidiaries (the Company) engineers, manufactures and markets home loudspeakers, [Illegible] speakers and speakers for multimedia environments. The Company's products are principally marketed in the United States, Canada, Europe and Asia through selected audio and audio-video specialty dealers and distributors.

      The accompanying consolidated financial statements reflect the operations of the Company and its wholly owned subsidiaries, BA Acquisition Corp. d/b/a Snell Acoustics, Boston Acoustics Securities Corporation (a Massachusetts securities corporation), Boston Acoustics Foreign Sales Corporation and Boston Acoustics Italia, SRL (an Italian corporation). All significant intercompany amounts have been [Illegible] in consolidation.

      The accompanying consolidated financial statements reflect the application of the following significant accounting policies.

Revenue Recognition

      Revenue is recognized when products are shipped to customers.

Cash and Cash Equivalents

      The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Short-Term and Long-Term Investments

      The Company accounts for its investments in accordance with Statement of Financial Accounting Standards (SFAS) No. [Illegible] , Accounting for Certain Investments in Debt and Equity Securities. As of March 28, 1998, the Company has no short-term or long-term investments. As of March 29, 1997, the Company's Investments were classified as held-to-maturity (recorded at amortized cost) and as available-for-sale (recorded fair market value).

Inventories

      Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

                                            March 28, 1998       March 29. 1997
--------------------------------------------------------------------------------
Raw materials and work-in-process             $7,473,368           $5,889,305
Finished goods                                 5,143,709            3,651,452
--------------------------------------------------------------------------------
                                             $12,617,077           $9,540,757
================================================================================

      Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead.

Depreciation and Amortization

      The Company provides for depreciation and amortization using both the straight-line and accelerated methods by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives as follows:

Asset Classification               Estimated Useful Life
--------------------------------------------------------------------------------
[Illegible] and improvements                    39 years
Machinery and equipment                        3-5 years
[Illegible]  equipment and furniture           3-5 years

F. Warranty Costs

      Warranty costs are recorded when incurred by the Company. During the three-year period ended March 28, 1998, warranty costs were not significant, and future warranty costs are not expected to be significant.

G. Foreign Currency  Translation

      Boston Acoustics Italia, SRL, the Company's wholly owned subsidiary, is an Italian corporation that distributes product for the Company in Italy. In accordance with SFAS No. 52, Foreign Currency Translation, the Company has determined that the functional currency of this entity is the U.S. dollar. Accordingly, all monetary assets and liabilities for that entity are translated at year-end exchange rates while non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation and cost of product sales, which are translated at historical rates. Gains or losses from changes in exchange rates are recognized in consolidated income in the year of occurrence.

H. Income Taxes

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

K. Concentration of Credit Risk

      SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with three financial institutions. The Company's accounts receivable credit risk is not concentrated within any geographic area and does not represent a significant credit risk to the Company. During Fiscal 1998 and 1997, one customer represented 34% and 11%, respectively, of the Company's net sales. As of March 28, 1998 four customers represented 20%, 15%, 12% and 12% of


                                                                              --
                                                                              11
                                                                              --

L. Financial Instruments

      SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure about fair value of financial instruments. Financial instruments consist of cash equivalents, marketable securities, accounts receivable, accounts payable and debt. The estimated fair value of these financial instruments approximates their carrying value and, except for accounts receivable and accounts payable, is based primarily on market quotes. The Company's cash equivalents and marketable securities are generally obligations of the federal government or investment-grade corporate or municipal issuers. The Company, by policy, limits the amount of credit exposure to any one financial institution.

M. Impairment of Long-Lived Assets

      The Company follows the provisions of SFAS No. 121. Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of
SFAS No. 121 addresses accounting and reporting requirements for impairment of long-lived assets based on their fair market values. The carrying value of intangible assets, principally goodwill, is periodically reviewed by the Company based on the expected future undiscounted operating cash flows of the related business unit. Based on its most recent analysis, the Company believes that no material impairment of intangible assets exists as of March 28, 1998.

N. Recently Issued Accounting Standards

      In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. Both SFAS No. 130 and 131 are effective for Fiscal years beginning after December 15, 1997. The Company believes that the adoption of these new accounting standards will not have a material impact on the Company's financial statements.

2. NET INCOME PER SHARE

      In February 1997, the FASB issued SFAS No. 128, Earnings per Share. This standard is effective for Fiscal periods ending after December 15, 1997 and requires presentation of both basic and diluted earnings per share on the face of the statements of income. These financial statements have been prepared and presented based on the new standard. Prior period amounts have been restated to conform to the current year presentation. For the year ended March 28. 1998, 1,286 antidilutive shares have been excluded from the weighted average number of common and dilutive potential shares outstanding. For the years ended March 29, 1997 and March 30. 1996, no antidilutive shares have been excluded from the weighted average number of common and dilutive potential common shares outstanding.

      Basic and diluted income per share, as required by SFAS No. 128, is as follows:

For The Years Ended                          March 28,     March 29,   March 30,
                                               1998          1997        1996
                                          -------------------------------------
Net Income                                  $9,576,235   $5,485,092   $6,630,57
================================================================================
Basic weighted average common
   shares outstanding                        3,488,287    4,284,974    4,353,03
--------------------------------------------------------------------------------
Dilutive effect of assumed exercise
   of stock options and warrant                186,499      171,208       1,598
--------------------------------------------------------------------------------
Weighted average common shares
   outstanding assuming dilution             3,674,786    4,456,182    4,354,63
================================================================================
Basic net income per share                     $2.75        $1.28        $1.52
================================================================================
Diluted net income per share                   $2.61        $1.23        $1.52
================================================================================

3. INVESTMENTS

      The Company's portfolio of investments at March 29, 1997 consists of marketable securities classified as available for-sale and held-to-maturity. The Company held no investments in debt or equity securities at March 28, 1998. Investments held at March 29, 1997 are presented below.


                                                     March 29, 1997
                                             --------------------------------
                                                Amortized           Market
                                                   Cost              Value
--------------------------------------------------------------------------------
Short-term Investments--
   Available-for-sale--
   Money market and equity securities           $       --      $       --
   Held-to-maturity--
   U.S. Treasury Notes and state
   and municipal general obligation
   and revenue bonds                             2,594,454       2,595,400
--------------------------------------------------------------------------------
Total short-term Investments                    $2,594,454      $2,595,400
================================================================================
Long-term Investments
(one-to-two-year maturity--
    Held-to-maturity--
    State and municipal general
    Obligation and revenue bonds                $1,022,164      $1,021,543
================================================================================

      Realized gains and losses on sales of marketable securities for each of the three years in the period ended March 28, 1998 were not material to the Company's results of operations.

4. INCOME TAXES

      The components of deferred tax assets consist of the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance has not been provided, as the Company expects to realize all deferred tax amounts.

      The approximate tax effect of each temporary difference is as follows:

                                     March 28, 1998      March 29, 1997
--------------------------------------------------------------------------------
Current deferred tax assets-
   Accruals not currently deductible      $ 363,000          $  320,000
   Receivable reserves                      404,000             286,000
   Inventory reserves                       325,000             185,000
--------------------------------------------------------------------------------
                                          1,092,000             791,000
Noncurrent deferred tax assets-
Depreciation                                237,000             243,000
--------------------------------------------------------------------------------
   Total deferred tax assets             $1,379,000          $1,034,000
================================================================================


      The noncurrent deferred income taxes are included in other assets in the accompanying consolidated balance sheet.


--
12
--

      The components of the provision for income taxes shown the accompanying consolidated statements of income consist of the following:


                                  March 28,         March 29,         March 30,
                                    1998              1997              1996
--------------------------------------------------------------------------------
Current
Federa1                          $4,776,000        $2,402,000        $2,800,000
State                             1,564,000           628,000           303,000
--------------------------------------------------------------------------------
                                 $6,340,000        $3,030,000        $3,103,000
================================================================================
Deferred
Federa1                            (297,000)          (29,000)           23,000
State                               (48,000)           (8,000)           (5,000)
--------------------------------------------------------------------------------
                                  (345,000)           (37,000)           18,000
--------------------------------------------------------------------------------
Provision for Income taxes      $5,995,000        $2,993,000        $3,121,000
================================================================================


      The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:


                                         March 28,     March 29,      March 30,
                                           1998          1997           1996
--------------------------------------------------------------------------------
Federal statutory rate                     34.3%         34.0%          34.0%
[Illegible] in taxes resulting from
State income taxes, net of
Federal income tax benefit                  5.0           4.9            2.0
Municipal bond interest                     (.2)         (1.3)          (1.7)
Foreign sales corporation                  (1.5)         (2.7)          (2.2)
[Illegible]                                  .9            .4            (.1)
--------------------------------------------------------------------------------
                                           38.5%         35.3%          32.0%
================================================================================


SHAREHOLDERS' EQUITY

Stock Options

      The Company maintained an incentive stock option plan (the 1986 Plan), which expired in October 1996. The Company has 43,069 options outstanding under the 1986 Plan of March 28, 1998. In February 1996, the Board of Directors approved a new incentive stock option plan (the 1996 Plan) authorizing options for 200,000 shares of common stock. The 1996 Plan is administered by the Board of Directors, and Options are granted at not less than the fair market value of the Company's common stock on the date of grant. In July 1996, the Board of Directors amended the 1996 Plan to permit the granting of nonqualified stock options and to allow the purchase of up to 20,000 shares of common stock by a director who is not an officer or employee of the Company. As of March 28, 1998, the Company has 192,000 options outstanding under the 1996 Plan.

      In May 1997, the Board of Directors approved a new stock option plan (the 1997 Plan) authorizing options for 300,000 shares of common stock. The 1997 Plan permits the granting of nonqualified stock options and incentive stock options. As of March 28, 1998, the Company has 99,500 options outstanding under the 1997 Plan.

      The following is a summary of all stock option activity:


                                                                      Weighted
                                                                       Average
                                      Number of         Price         Exercise
                                       Options          Range          Price
--------------------------------------------------------------------------------
Outstanding at March 25, 1995          134,400     $8.875 - $17.00    $10.11
     Granted                            62,000      18.50 - 19.50      19.32
     Exercised                        (124,400)     8.875 - 9.90        9.57
--------------------------------------------------------------------------------
Outstanding at March 30, 1996           72,000      17.00 - 19.50      19.00
     Granted                            98,000      17.50 - 19.25      18.21
     Exercised                            (333)         19.50          19.50
     Canceled                          (11,000)     17.00 - 19.50      18.36
--------------------------------------------------------------------------------
Outstanding at March 29. 1997          158,667      17.00 - 19.50     $18.55
     Granted                           202,500      22.00 - 29.84      24.73
     Exercised                         (21,264)     17.00 - 19.50      18.70
     Canceled                           (5,334)     17.50 - 19.50      18.50
--------------------------------------------------------------------------------
Outstanding at March 28, 1998          334,569     $17.00 - $29.84    $22.28
--------------------------------------------------------------------------------
Exercisable at March 28, 1998           75,813     $17.00 - $22.00    $19.89
================================================================================


      In October 1995, the FASB issued SFAS No. 123, Accounting for Stock-Based Compensation, which requires the measurement of the fair value of stock options and warrants to be included in the statement of income or disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No.25 and elect the disclosure-only alternative under SFAS No. 123 for options granted after January 1, 1996 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions are as follows:

                               March 28,       March 29,   March 30,
                                 1998           1997         1996
--------------------------------------------------------------------------------
Risk-free interest rate          6.15%         6.33%         6.38%
Expected dividend yield,
   per share                     $.50          $.50          $.50
Expected lives, in years         5-10             5             5
Expected volatility                26%           42%           42%


      The weighted average grant date fair value of options granted during the years ended March 28, 1998, March 29, 1997 and March 30, 1996 under these plans is $8.58, $5.26 and $6.76, respectively.

      As of March 28, 1998, March 29, 1997 and March 30, 1996, the weighted average remaining contractual life of outstanding options under these plans is 7.25, 7.21 and 4.36 years, respectively.


                                                                              --
                                                                              13
                                                                              --

      Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and basic net income per share would have been reduced to the following pro forma amounts:

                                         March 28,      March 29,     March 30,
                                           1998           1997           1996
--------------------------------------------------------------------------------
Net income--
   As reported                          $9,576,235     $5,485,092     $6,630,576
   Pro forma                             9,031,049      5,438,212      6,469,619

Net income per share. as reported--
   Basic                                     $2.75          $1.28          $1.52
   Diluted                                    2.61           1.23           1.52

Net income per share pro formal--
   Basic                                     $2.59          $1.27          $1.49
   Diluted                                    2.46           1.22           1.49


B. Warrant


      In connection with a supply agreement entered into in March 1997, the Company granted a customer a warrant to purchase up to 100,000 shares of common stock at an exercise price of $17.50 per share, which is fully exercisable at March 28. 1998. The Company has the right to purchase any or all of the unexercised warrants at a price of $7.00 per warrant if at any time after March 1999 the price of the Company's common stock exceeds $25.00 per share. The warrants expire in March 2000. In accordance with SFAS 123, the Company has calculated the value of these warrants at $484,000, which was charged to operations during Fiscal 1998 as product was shipped to the customer.

C. Issuance of Restricted Stock

      In July 1997, the Company issued 5,000 shares of restricted stock to an officer at no cost. The shares vested immediately. The Company recorded the issuance of the restricted stock as a charge to operations in Fiscal 1998.

D. Purchase of Common Stock

      On June 13, 1997, the Company entered into an agreement with the estates of its founder and former Chief Executive Officer and his spouse. Under the terms of the agreement, the Company acquired approximately 898,000 shares of the Company's common stock owned by the estate for approximately $23,915,000. The Company has obtained a $25,000,000 unsecured line of credit with a bank to finance this transaction (see Note 6).

6. LINE OF CREDIT

      In June 1997, the Company entered into an unsecured revolving loan agreement with a bank for $25,000,000. The loan matures on July 1, 2002. Interest is charged at the LIBOR rate on the first day of the interest period plus a fixed rate spread based on certain financial ratios (7.38% as of March 28, 1998). As of March 28, 1998, $12,500,000 was outstanding under this revolving loan agreement, of which $3,000,000 has been classified as short-term as the Company expects to repay this amount during Fiscal 1999. In connection with this agreement, the Company must comply with certain of profitability. As of March 28, 1998, the Company was in compliance with all covenants.

      The Company also has a $1,500,000 unsecured line of credit with another bank available for letters of credit, bankers' acceptances and direct advances. Interest on letters of credit and bankers' acceptances is based on the prevailing rate (1.5% at March 28, 1998). Direct advances accrue interest at the bank's commercial base rate (8.5% at March 28, 1998) No amounts were outstanding under the line of credit at March 28, 1998 and March 29, 1997.

7. EXPORT SALES

      Export sales (primarily to Europe, Asia and Canada) accounted for approximately 19%, 21% and 20% of net sales during Fiscal 1998, 1997 and 1996, respectively.

8. EMPLOYEE BENEFIT PLAN

      The Company has a 401(k) Retirement Plan (the 401(k) Plan). The 401(k) Plan is a defined contribution plan established under the provisions of Section 401(k) of the Internal Revenue Code. The Company may make a matching contribution of 25% of each participant's contribution, up to maximum of 5% of a participant's compensation for the plan year. The Company contributed approximately $58,000, $53,000 and $55,000 to the 401(k) Plan during Fiscal 1998, 1997 and 1996, respectively.

9. COMMITMENTS

      The Company leases a facility, which is occupied by a subsidiary, under an operating lease agreement that expires in Fiscal 1999. The lease requires annual payments of approximately $143,000 through 1999. Rent expense for Fiscal 1998, 1997 and 1996 was $142,916, $130,972 and $892,708, respectively.

10. ACQUISITION OF SNELL ACOUSTICS, INC.

      Effective June 1, 1996, the Company acquired all of the assets and the business and assumed certain liabilities of Snell Acoustics, Inc. (Snell). Snell manufactures high-end home loudspeaker systems for the audiophile market. The acquisition, which was financed with available cash, was accounted for as a purchase. Accordingly, the results of Snell since June 1, 1996 are included in the accompanying consolidated statements of income.

    The aggregate purchase price of $3,098,000 (which consisted of $720,000 in cash, approximately $2,300,000 of assumed liabilities and $78,000 of direct acquisition costs) was allocated based on the fair value of the tangible and intangible assets acquired as follows:

Current assets                                   $   988,000
Property and equipment                               228,000
Goodwill                                           1,882,000
--------------------------------------------------------------------------------
                                                 $ 3,098,000
================================================================================


    The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill and will be charged to operations over four years. Pro forma results of operations to reflect the Snell acquisition have not been presented, as they are not materially different from the


--
14
--

    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
--------------------------------------------------------------------------------

To BOSTON ACOUSTICS, INC.:

      We have audited the accompanying consolidated balance sheets of Boston Acoustics, Inc. (a Massachusetts corporation) and subsidiaries as of March 28, 1998 and March 29, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 28, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Acoustics, Inc. and subsidiaries as of March 28, 1998 and March 29, 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 28, 1998, in conformity with generally accepted accounting principles.


                             /s/ Arthur Andersen LLP

Boston Massachusetts
May 12, 1998

  FIVE YEAR SELECTED FINANCIAL DATA (Amounts In Thousands Except Per Share Data)
--------------------------------------------------------------------------------

                                     1998        1997        1996       1995      1994
----------------------------------------------------------------------------------------
Income Statement Data
Net Sales                            $82,399    $50,309    $46,325    $41,046    $34,488
Net Income                             9,576      5,485      6,631      5,949      4,682
Basic Earnings Per Share                2.75       1.28       1.52       1.38       1.10
Diluted Earnings Per Share              2.61       1.23       1.52       1.37       1.09
Weighted Average Shares Outstanding
   Basic                               3,488      4,285      4,353      4,299      4,250
   Diluted                             3,675      4,456      4,355      4,350      4,301
Dividends Per Share                  $   .50    $   .50    $   .50    $  .425    $   .40
Balance Sheet Data
Working Capital                      $20,319    $24,681    $26,083    $25,924    $22,723
Total Assets                          42,499     42,230     43,124     38,379     32,899
Shareholders' Equity                  23,904     38,909     39,893     35,054     30,625

    QUARTERLY FINANCIAL DATA (Amounts In Thousands Except Per Share Data)
--------------------------------------------------------------------------------

                                   First       Second        Third       Fourth
                                 Quarter      Quarter      Quarter      Quarter         Year
--------------------------------------------------------------------------------------------
Year Ended March 28, 1998
Net Sales                      $  12,415    $  18,136    $  27,187    $  24,661    $  82,399
Gross Profit                       5,441        7,227       10,460        8,927       32,055
Net Income                         1,134        1,976        3,613        2,853        9,576
Basic Earnings Per Share             .28          .60         1.09          .86         2.75
Diluted Earnings Per Share           .27          .58         1.05          .82         2.61
--------------------------------------------------------------------------------------------
Year Ended March 29, 1997
--------------------------------------------------------------------------------------------
Net Sales                      $  11,052    $  12,199    $  14,779    $  12,279    $  50,309
Gross Profit                       4.775        5.027        6,458        5,173       21,433
Net Income                         1,319        1,203        1,795        1,168        5,485
Basic Earnings Per Share             .30          .28          .42          .28         1.28
Diluted Earnings Per Share           .30          .28          .42          .27         1.23


                                                                              --
                                                                              15
                                                                              --

      Boston Acoustics, Inc. encourages investors to become informed about its business. Additional information, copies of this report and the Company's Form 10-K filed with the Securities and Exchange Commission may be obtained by writing to Debra A. Ricker-Rosato, Vice President Finance.

      In August of 1992 the Company authorized a 50% increase in its annual dividend rate from $.20 to $.30 per share. In February 1993 the Company authorized an increase to $.40 per share and a further increase to $.50 per share was authorized in February 1995. Dividends are declared and paid quarterly. Four quarterly dividends totaling $.50 were declared during Fiscal 1998.

      The common stock of Boston Acoustics, Inc. has been listed on the NASDAQ National Market System under the symbol BOSA since its initial public offering on December 12, 1986. The following table sets forth high and low closing prices by quarter reported by NASDAQ:


Fiscal 1998                       High                Low
--------------------------------------------------------------------------------
First Quarter                    26 1/2              22 1/4
Second Quarter                   24 1/4                21
Third Quarter                    34 1/4              26 1/4
Fourth Quarter                  31 30/32             25 7/8

Fiscal 1997                       High                Low
--------------------------------------------------------------------------------
First Quarter                      26                18 1/4
Second Quarter                   23 3/4              19 1/2
Third Quarter                    21 3/4              16 3/4
Fourth Quarter                   30 3/4              16 3/4


      There were 126 shareholders of record as of March 28, 1998. Shareholders who beneficially own common stock held in nominee of street name are not included in the number of shareholders of record.

BOARD OF DIRECTORS

Andrew G. Kotsatos
Chairman, Chief Executive Officer
and Treasurer
Boston Acoustics, Inc.

Fred E. Faulkner, Jr.
President and Chief Operating
Officer
Boston Acoustics, Inc.

George J. Markos
Senior Vice President
and General Counsel
Yell-O-Glow Corporation

Lisa M. Mooney

George Walle
Vice President and General Manager
Millipore Corporation,
Microelectronics Divisions

EXECUTIVE OFFICERS

Andrew G. Kotsatos
Chairman, Chief Executive Officer
and Treasurer

Fred E. Faulkner, Jr.
President and Chief Operating
Officer

Moses A. Gabbay
Vice President Engineering

Paul F. Reed
Vice President Administrative
Services

Debra A. Ricker-Rosato
Vice President Finance

Robert L Spaner
Vice President Sales

CORPORATE INFORMATION

Corporate Headquarters
Boston Acoustics, Inc.
300 Jubilee Drive
Peabody, MA 01960
Telephone: (978) 538-5000
Fax: (978) 538-5091
Website: www.bostonacoustics.com

Auditors
Arthur Andersen LLP
Boston, Massachusetts

Legal Counsel
Peabody & Arnold LLP
Boston, Massachusetts

Transfer Agent
Bank of Boston
c/o Boston EquiServe, LP
Boston, Massachusetts