Form 10-K/A, Exhibit 13
period 1999-03-27
BOSTON ACOUSTICS INC
filed 1999-07-21
CIK 805268

                          Boston Acoustics, Inc.
                           1999 Annual Report





                             [Graphic Ex. 13]

At Boston Acoustics, our goal is to build products that people will enjoy and recommend to others. We strive to earn the respect and support of our customers and firmly believe that the best relationships are long term.


Net Sales
(Amounts in thousands)

'95    $41,046
'96    $46,325
'97    $50,309
'98    $82,399
'99    $117,968


Net Income
(Amounts in thousands)

'95    $5,949
'96    $6,631
'97    $5,485
'98    $9,576
'99    $11,264


Net Sales


'80 Company incorporates in 1979 in East Boston. The start of 20 consecutive profitable years of increasing sales.

      Legendary A40 introduced, setting new standard for speakers under $100.

      We introduce our first automotive speaker product.

'85 The first high performance magnetically shielded speaker, the A40V introduced.

      BA goes public December 1986. Introduce first in-wall speaker.

      For the second straight year, we make the "Best Small Companies" lists of both FORBES and BUSINESS WEEK.

                  TWENTY YEARS AND OVER $117,000,000 IN NET SALES



'90 Our first product with electronics, the SW10 powered subwoofer, appears. And we move again, to a 102,000 square foot building in Lynnfield.

      We address yet another market segment with our all-weather Voyager speaker system.

'95 We break ground for a new 150,000 square foot building in Peabody, specifically designed and built for us.

      We acquire Snell Acoustics. We reach agreement to supply speaker systems to Gateway, Inc.

      We enter an entirely new market with the shipment of computer speaker systems.

'99   Sales go over $100M and profits over $10M for the first time.


                                                                      NET SALES

TO OUR SHAREHOLDERS:


Fiscal 1999 was another year of record growth, record sales and record income for Boston Acoustics. Net sales increased by 43%, from $82.4 million to $118 million. Net income increased 18%, to $11.3 million. Diluted earnings per share increased 23% to $2.14.

      It was our twentieth year as a company, and -- by any measure -- our best ever.


A DIFFERENT COMPANY In 1979, we started Boston Acoustics with a family of bookshelf and floor-standing stereo speakers for the home. They all offered high quality audio at reasonable prices. We were quickly recognized as a value-driven company.

[photo]
ANDREW G. KOTSATOS

       Today, we are still value-driven, but we are a much larger and more complex enterprise. Our products are used in home theaters as well as stereo systems, in cars and trucks, in home and office computer systems and in other environments. They are sold around the world.

        Today's products are not only more numerous; they are also very different. In 1979, we were selling two-speaker packages that buyers connected to stereo receivers. Today, more than 50% of our products are electrically powered. They incorporate signal processors, amplifiers, remote controls, subwoofers and other components that we did not have the skills to design when we first went into business.

        We continued to add electronic engineers and other high-tech specialists to our staff in fiscal 1999 in order to create and improve the new types of components and systems that are now at the heart of our business.

[photo]
"WE INTRODUCED THE PROSERIES .5 AUTOMOTIVE
SPEAKERS IN GRAND STYLE, WITH THE CREATION
OF THE BOSTON BUG. COMPLETELY OUTFITTED WITH
A POWERFUL PROSERIES SOUND SYSTEM, THE BUG IS
A MAJOR HIT AS IT TOURS THE COUNTRY FOR TRADE
SHOWS, SOUND COMPETITIONS, AND DEALER EVENTS.

NEW MARKET-FOCUSED ORGANIZATION Our business requirements have also changed a lot in the past twenty years. Our sales have passed the $100 million mark. We need to position ourselves for growth on an ever-increasing scale.

      Last year, our "core" business -- products for homes and cars -- grew by approximately 10%. We want to continue to grow this business. To help stimulate this growth, we've sharpened our market focus.

      We've named managers for each of our business lines. Now we have car people talking to car people, and home theater people dealing with home theater people -- people with passions selling to other people with the same passions.

CONTINUED RECOGNITION Once again, we were recognized for both our business accomplishments and our technical achievements. Here's a sampling:

[photo]
FRED E. FAULKNER, JR.

      -- FORBES again recognized Boston Acoustics as one of the 200 Best Small
         Companies in America. We were nineteenth in the overall ranking and were also highlighted as one of the "Ten to Watch" Companies.

      -- In its October issue, INDIVIDUAL INVESTOR magazine cited us as number
         43 on its list of "America's Fastest Growing Companies."

      -- We moved up to number 23 (from 47 the previous year) on the BOSTON
         GLOBE'S "Globe 100" listing of the top publicly held companies in Massachusetts.

      -- Our new Lynnfield VR940 floor-standing speaker system received an "Innovations '99" award for both new product design and engineering excellence at the International Consumer Electronics Show in Las Vegas.

      -- Nine of our products earned awards in AUDIOVIDEO INTERNATIONAL'S Hi-Fi and AutoSound Grand Prix competitions.

LOOKING AHEAD We expect OEM sales to flatten somewhat in fiscal 2000. At the same time, however, we have exciting new "core" products and the sales and marketing organization to sell them. We should see continued growth in these traditional home and automotive markets.

Sincerely,

/s/ Andrew G. Kotsatos                    /s/ Fred E. Faulkner, Jr.
------------------------------------      -------------------------------------
Andrew G. Kotsatos                        Fred E. Faulkner, Jr.
Chairman and Chief Executive Officer      President and Chief Operating Officer

THE KEYS TO GROWTH Our growth depends on our ability to create and market new products that fill needs and take advantage of opportunities. New product introductions are a measure of our vitality.

      Over the past twenty years, our product lines have grown from a handful of stereo speaker models to a diversity of high performance audio systems for home entertainment, automotive after-market, and computer environments.

      Within each of these markets, today's systems and components are used in many applications that did not exist twenty years ago -- taking advantage of technologies that were not even imagined in 1979. The pace of change is accelerating, and the pressures to successfully anticipate future needs and opportunities are intensifying.

      In Fiscal 1999, as in previous years, we met the challenges of change with new systems for all of our markets.

      In January, at the International Consumer Electronics Show we introduced a variety of new products for home entertainment, desktop multimedia and automotive markets. Here are some of them:

DIGITALTHEATER 6000 The DigitalTheater 6000 system is a home theater sound system with 5.1 channel Dolby Digital-TM- processing (the step beyond
Dolby Prologic-TM- analog processing, which it also incorporates). It includes five sonically matched satellite speakers and a powered subwoofer, all driven by its own powerful six-channel amplifier. It takes up little space and produces great sound.

      While its sound quality is extraordinary, it is also easy to use. DigitalTheater 6000 eliminates the confusion of picking and matching separate electronics and speakers. There's no need for a separate amplifier with hard to understand audio options. The user simply connects the TV audio, DVD or CD player, VCR or any other source device directly to the system and the Boston Acoustics electronics choose the correct settings.

      The system is packaged with color-coded "mistake proof" speaker and hookup cables and a universal remote control that can operate virtually any TV, VCR or cable box.

      It is a state-of-the art electronic audio system, with a suggested retail price of only $599.95 -- less than the price of many mid-range receivers.

DIGITAL MEDIATHEATER Our new Digital MediaTheater is the first home theater system to use Virtual Dolby Digital decoding to create a full 5.1 channel Dolby Digital sound experience from only two satellites! The self-powered system includes Dolby Digital and Virtual Dolby electronics, two satellites and a hideaway subwoofer for $299.95 MSRP. Optional surround sound speakers are available for $50.00 a pair.

DESIGNER SERIES Our new Designer Series DX Pro in-wall diffuse-field surround speaker adds a new dimension to home theater possibilities. Unlike other diffuse-field surround speakers, it can be mounted flush with the wall surface.

      DX Pro duplicates the performance of an array of surround speakers in a movie theater, projecting sound along walls, ceilings, floors and other surfaces to provide a realistic three-dimensional ambient sound field while remaining virtually invisible. In fact, DX Pro grilles and frames can be painted to perfectly match their surroundings.

      Along with the DX Pro, we added three other new speakers to our popular Designer Series in Fiscal 1999. Two of them are flush mounted wall speakers. The third is a ceiling mounted speaker that can be used to bring smooth audio into hallways and small rooms, or to provide rear-channel surround in home theater systems.

THE PROSERIES .5 With four new component systems, we also introduced a completely new generation of flagship ProSeries products for car audio enthusiasts.

      The ProSeries family is known for its ability to handle incredible power without distortion and with dead-accurate frequency response and extremely tight, detailed, clean sound. ProSeries components include woofers and incredibly small tweeters that can be mounted in many different places. They can be installed in most stock factory locations without modifying car interiors, or in custom arrangements virtually anywhere in the vehicle where they can best do their jobs.

      In addition to the ProSeries .5 component speakers, we also introduced completely redesigned 8-inch, 10-inch and 12-inch ProSeries .5 subwoofers for incredibly clean bass in automotive environments.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

RESULTS OF OPERATIONS

The following table sets forth the results of operations as a percentage of sales for the years ended March 27, 1999, March 28, 1998, and March 29, 1997 expressed as percentages of net sales.

                                        For the Years Ended
                           --------------------------------------------------
                           March 27,            March 28,           March 29,
                             1999                 1998                1997
-----------------------------------------------------------------------------
Net sales                   100.0%               100.0%              100.0%
Cost of goods sold           66.8                 61.1                57.4
Gross profit                 33.2                 38.9                42.6
Selling and
  marketing expenses          8.7                  9.9                14.4
General &
  administrative expenses     4.2                  4.8                 5.9
Engineering &
  development expenses        4.3                  4.3                 6.3
                           ---------------------------------------------------
                             17.2                 19.0                26.6
                           ---------------------------------------------------
Income from operations       16.0                 19.9                16.0
Interest income
  (expense), net             (0.6)                (1.0)                0.8
Income before provision
  for income taxes           15.4                 18.9                16.8
Provision for
  income taxes                5.9                  7.3                 5.9
                           ---------------------------------------------------
Net income                    9.5%                11.6%               10.9%
                           ---------------------------------------------------
                           ---------------------------------------------------


FISCAL 1999 COMPARED WITH FISCAL 1998

Net Sales increased 43%, from approximately $82.4 million to $118.0 million. The overall sales increase was primarily due to an increase in the OEM sales of multimedia speaker systems to Gateway, Inc. ("Gateway"), a leading global direct marketer of PC products. These products included the BA635 three-piece system, the Digital MediaTheater-TM- three-piece system, and the DigitalTheater-TM- 6000, a complete Dolby-Registered Trademark- Digital 5.1 Channel Home Theater System.

During the fiscal year, the Company's core business of home, Designer Series and automotive product sales increased approximately 10 percent. Contributing to the overall increase were sales of new products introduced during the fiscal year. The Company added a new model to its successful Lynnfield VR-Registered Trademark- Tower Series of floorstanding speakers. The VR940, with a suggested retail price of $500 per pair, uses an innovative new bass driver designed and built by Boston Acoustics that delivers exceptional performance from a sleek enclosure. The System8000, a complete six-speaker home theater package with a suggested retail price of $699 per system was launched during fiscal 1999. The CR4 and CR5 models, with suggested retails of $100 per pair and $150 per pair, respectively, were added to the line of Compact Reference Series bookshelf speakers.

The Designer Series of products were complimented with the introduction of the DX Pro in-wall diffuse-field surround speaker. The DX Pro has a suggested retail of $500 per pair. In addition to the DX Pro, the Company supplemented the Designer Series with three additional models. The Model 251 and Model 261 are flush mounted wall speakers with suggested retail prices of $200 and $250 per pair, respectively. The third introduction was the Model 315, a ceiling mounted speaker with a suggested retail price of $150 per pair. During the fiscal year, the Company introduced a new generation of the Company's flagship ProSeries automotive speaker systems. The ProSeries .5 component speakers can be installed in most stock factory locations without modifying car interiors and have suggested retail prices ranging from $400 to $750 per system. In addition to the component speakers, the Company introduced its redesigned 8-inch, 10-inch and 12-inch ProSeries .5 subwoofers with suggested retail prices of $220, $270 and $300 each, respectively.

The Company's gross margin increased in absolute dollars but decreased as a percentage of net sales from 38.9% to 33.2% due primarily to a shift in the sales mix to loudspeaker models with lower margins, particularly the Company's OEM Multimedia speaker systems.

Total operating expenses increased in absolute dollars from approximately $15,645,000 to $20,277,000 but decreased as a percentage of net sales from 19.0% to 17.2% during fiscal 1999. Selling and marketing expenses have increased in absolute dollars primarily due to increased salaries and benefits relating to additional personnel, increased licensed royalty fees and the increased marketing expenses associated with the direct-to-consumer program for the Company's multimedia products. General and administrative expenses have increased in absolute dollars primarily due to increased depreciation expenses relating to updated computer systems. As a percentage of net sales, general and administrative expenses decreased slightly during the fiscal year ended March 27, 1999 as compared to the same period a year ago. Engineering and development expenses increased in absolute dollars primarily due to increased salaries and benefits relating to additional personnel and increased expenses associated with new product development.

Net interest expense has decreased during the twelve-month period ended
March 27, 1999. The decrease is primarily due to lower interest expense as a result of the Company's repayments on the Company's line of credit borrowings during the year.

The Company's effective income tax rate decreased slightly during the twelve-month period ended March 27, 1999 from 38.5% to 38.2% primarily due to lower state income taxes offset by a smaller proportion of the Company's income being derived outside the US thereby reducing the tax benefits associated with the Company's foreign sales corporation.

Net income increased 18% to approximately $11.3 million, while diluted earnings per share increased 23% to $2.14 per share for the same period a year ago.

FISCAL 1998 COMPARED WITH FISCAL 1997

Net sales increased 64% from approximately $50.3 million to $82.4 million. The overall sales increase was primarily due to OEM sales of the Company's MicroMedia-TM- and MediaTheater-TM- speaker systems to Gateway.
Continued sales growth in our traditional home, Designer Series and automotive speaker business also contributed to the sales increase during the fiscal year ended March 28, 1998.

During the fiscal year, the Company launched two products in the Multimedia category of speaker systems. The MicroMedia system was the Company's first three-piece powered subwoofer/satellite speaker system capable of reproducing the entire bandwidth of sound for music, games and multimedia applications. The suggested retail price of the MicroMedia is $149.95. The MediaTheater system was the first multimedia sound system utilizing Virtual Dolby-Registered Trademark- surround sound technology. MediaTheater creates the effect of a full five-speaker surround sound system with only two satellite speakers and a subwoofer. The suggested retail price of the MediaTheater is $249.95. Additionally, the Company introduced its new top-of-the line VR Tower speaker line. The VR950, VR960 and VR970 are floorstanding loudspeakers incorporating technology from the previous VR Series with added features like the powered subwoofers found in the VR960 and VR970 models. Suggested retail prices are $700, $1,000, and $1,600 per pair, respectively.

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

The Company's effective income tax rate increased from 35.3% in fiscal 1997 to 38.5% in fiscal 1998 primarily due to (1) the Company being subject to a higher tax rate (35%), (2) a decrease in tax-free instruments held by the Company and (3) a smaller proportion of the Company's income being derived outside the U.S. thereby reducing the tax benefits associated with the Company's foreign sales corporation.

Net income increased 75% from approximately $5.5 million to $9.6 million, while diluted earnings per share increased 112% from $0.82 to $1.74. The increase in net income is primarily the result of the increased sales growth, which was offset by the decrease in interest income and the operating loss by the Snell subsidiary included in the consolidated results of operations.

LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1999 and 1998, the Company financed its growth with cash generated from operations and bank borrowings. During fiscal 1997, the Company financed its growth primarily with cash generated from operations. As of March 27, 1999, the Company's working capital was approximately $29,471,000, an increase of approximately $9,152,000 from March 28, 1998. The increase in working capital was primarily due to increases in inventory and accounts receivable which were partially offset by the borrowings on the Company's line of credit during fiscal 1999. At March 27, 1999 the Company's accounts receivables and inventory increased by approximately $1,148,000 and $9,035,000, respectively, compared to March 28, 1998 levels. Cash and cash equivalents decreased by approximately $1,774,000, compared to levels at the end of fiscal 1998 primarily due to increased inventory levels, increased accounts receivable balances and purchases of property and equipment relating to production tooling and computer equipment. The Company's increased inventory levels at March 27, 1999 compared to the same period a year ago was due to increased levels of both the OEM and Multimedia segment and certain core products during the first nine months of fiscal 1999 which were partially offset by decreases in inventory purchases during the last three months of fiscal 1999. The increase in the Company's accounts receivable balance is principally the result of the 33% increase in net sales for the three-month period ended March 27, 1999. Current liabilities decreased by approximately $228,000 to approximately $8,867,000 primarily as a result of decreases in accounts payable related to lower inventory purchases during the three-month period ended March 27, 1999, offset by increased accrued income taxes. Long-term debt increased by $1,000,000 as a result of borrowings under the Company's line of credit during the first nine months of fiscal 1999. The Company has two lines of credit with two banking institutions totaling $26,500,000. At March 27, 1999 the Company had borrowings totaling $13,500,000 under its $25 million revolving credit agreement.

Net cash increased (decreased) in fiscal years 1999, 1998 and 1997 by ($1,774,000), ($1,067,000) and $235,000, respectively. Net cash provided by operating activities in fiscal years 1999, 1998 and 1997 was approximately $3,282,000, $9,710,000 and $5,174,000, respectively. Differences in cash flows from operating activities over this three-year period were primarily related to significant year-to-year changes in accounts receivable, inventories and accounts payable. Net cash provided by (used in) investing activities for fiscal years 1999, 1998 and 1997 were approximately ($4,439,000), $2,002,000, and $1,558,000, respectively. Net cash used in investing activities in fiscal 1999 was due to purchases of property and equipment relating to production tooling and computer equipment. Net cash provided by investing activities in fiscal 1998 and 1997 was primarily the result of the sale of marketable securities, partially offset by capital equipment purchases. In fiscal 1997, net cash provided by investing activities was partially offset by the purchase of Snell Acoustics. Net cash used in financing activities in fiscal years 1999, 1998 and 1997 were approximately ($617,000), ($12,779,000) and ($6,497,000), respectively. In fiscal 1998, net cash used in financing activities was partially offset by borrowings under one of the Company's credit facilities incurred in connection with the repurchase of common stock, a portion of which was repaid during the fiscal year.

On June 13, 1997 the Company announced the redemption of an aggregate of 1,347,302 shares of its common stock from the estates of its co-founder, Francis L. Reed, and his wife, Dorothea T. Reed. The shares were repurchased at $17.75 per share. Funds to complete the redemption were obtained from an unsecured $25.0 million revolving credit agreement with a bank as discussed above.

The Company believes that its current resources are adequate to meet its requirements for working capital and capital expenditures through fiscal 2000.

NEW ACCOUNTING STANDARDS

In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS and HEDGING ACTIVITIES. The statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting disclosure standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The Company does not expect adoption of this statement to have a material impact on its consolidated financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. DERIVATIVE FINANCIAL INSTRUMENTS, OTHER FINANCIAL INSTRUMENTS, AND DERIVATIVE COMMODITY INSTRUMENTS.

As of March 27, 1999, the Company did not participate in any derivative financial instruments, or other financial and commodity instruments for which fair value disclosure would be required under SFAS No. 107. All of the Company's investments are considered cash equivalents money market accounts that are carried on the Company's books at amortized cost, which approximates fair market value. Accordingly, the Company has no quantitative information concerning the market risk of participating in such investments.

B. PRIMARY MARKET RISK EXPOSURES

The Company's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. The Company's investment portfolio of cash equivalents is subject to interest rate fluctuations, but the Company believes this risk is immaterial due to the short-term nature of these investments.

The Company's exposure to currency exchange rate fluctuations has been and is expected to continue to be modest due to the fact it currently sells its products primarily in United States dollars. At March 27, 1999 the Company had not engaged in any foreign currency hedging activities.

SIGNIFICANT CUSTOMERS

The Company's financial results for the fiscal year ended March 27, 1999 include significant OEM sales of multimedia speaker systems to Gateway, Inc. ("Gateway"). These sales are pursuant to the purchase agreement between Gateway and Boston Acoustics, Inc. that extends to July 2, 1999.

Since this purchase agreement with Gateway does not contain minimum or scheduled purchase requirements, purchase orders by Gateway may fluctuate significantly from quarter to quarter over the terms of the agreement. Although the Company expects Gateway to continue as a significant customer, the Company anticipates a decline in the quantity of products to be sold to Gateway in subsequent quarters beginning in fiscal 2000. The loss of Gateway as a customer or any significant portion of orders from Gateway could have a material adverse affect on the Company's business, results of operations and financial condition. In addition, the Company also could be materially adversely affected by any substantial work stoppage or interruption of production at Gateway or if Gateway were to reduce or cease conducting operations.

INTERNATIONAL OPERATIONS

Export sales accounted for approximately 14%, 19% and 21% of the Company's net sales during fiscal 1999, 1998 and 1997, respectively, with sales concentrations in Europe, Asia and Canada. The Company also distributes its products through two foreign subsidiaries. The Company obtains a substantial supply of inventory from manufacturers located in foreign countries. The Company has no long-term, fixed price contracts or arrangements for inventory supplied by such foreign manufacturers. The Company could readily obtain such inventory from other sources, but there can be no assurance that it would not be at some delay. Any substantial delay in obtaining inventory from another supplier could have an adverse effect on the Company's business, results of operation and financial condition. A number of factors beyond the control of the Company, including, but not limited to, changes in world politics, unstable governments in foreign customer and manufacturer nations and inflation, may affect the operations or financial condition of the Company's foreign customers and manufacturers, as well as the timing of orders and deliveries of Boston Acoustics' products by such customers and manufacturers.

YEAR 2000 COMPLIANCE

The Company has undertaken an internal assessment of its operations, including its information and financial systems and its manufacturing equipment in order to determine the extent to which the Company may be adversely affected by Year 2000 issues. During February 1999, the Company updated its computer systems and applications to improve the scalability and functionality of the Company's overall manufacturing, planning and inventory related systems and to ensure that they are Year 2000 compliant. The Company believes that the Company's updated computer system will be Year 2000 compliant. The financial impact to the Company of its Year 2000 compliance programs has not been and is not anticipated to be material to its financial position or results of operations in any given year. The Company also commenced a self-assessment survey of its suppliers' Year 2000 compliance status during fiscal 1999 and has received responses from approximately 67 percent of these suppliers. While the Company does not believe it will suffer any major effects from the Year 2000 issue, it is possible that such effects could materially impact future financial results, or cause reported financial information not to be necessarily indicative of future operating results or future financial condition. In addition, if any of the Company's significant customers or suppliers do not successfully and in a timely manner achieve Year 2000 compliance, the Company's business could be materially affected. At present, the Company's contingency plans include but is not limited to temporary solutions or work-arounds as part of the Company's Disaster Recovery Plan and continuous review of safety stock levels and shipment schedules from all suppliers.

POSSIBLE ADVERSE EFFECT OF EURO CONVERSION

On January 1, 1999, 11 of the 15 member countries of the European Union established fixed conversion rates between their existing currencies and a new common currency called the "euro." This represented an initial step in a process expected to culminate in the replacement of the existing currencies with the euro. The conversion to the euro will have operational and legal implications for some of our international business activities. The Company has begun evaluating these implications, but the Company has yet to estimate the potential impact on our business, operating results and financial condition. The Company's preliminary judgment, however, is that the nature of the Company's business and customers makes a material impact unlikely.

CAUTIONARY STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers, or employees may contain "forward-looking" information which involve risk and uncertainties. Any statements in this report that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of the Company's market and customers, the Company's objectives and plans for future operations, the Company's expected liquidity and capital resources and the Company's ability and the Company's suppliers' and customers' ability to replace, modify or upgrade computer programs in ways to adequately address the Year 2000 issue). Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of the Company's products, the rate of growth in the audio industry; the presence of competitors with greater technical marketing and financial resources; the Company's ability to promptly and effectively respond to technological change to meet evolving consumer demands; capacity and supply constraints or difficulties; and the Company's ability to successfully integrate new operations. The words "believe," "expect," "anticipate," "intend" and "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit 99 of the Company's Form 8-K filed on July 18, 1996.

                                                    CONSOLIDATED BALANCE SHEETS


                                                            March 27, 1999              March 28, 1998
------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                  $  2,096,246                 $  3,870,569
  Accounts receivable, net of reserve of approximately
    $463,000 and $402,000, respectively                        12,586,919                   11,439,178
  Inventories                                                  21,651,847                   12,617,077
  Deferred income taxes                                         1,524,000                    1,092,000
  Prepaid expenses and other current assets                       478,174                      395,087
                                                             ------------                 ------------
      Total current assets                                     38,337,186                   29,413,911
                                                             ------------                 ------------

PROPERTY AND EQUIPMENT, AT COST:
  Machinery and equipment                                      10,890,563                    8,667,671
  Building and improvements                                     7,113,384                    7,061,479
  Office equipment and furniture                                3,862,578                    1,847,326
  Land                                                          1,433,365                    1,433,365
  Motor vehicles                                                  360,963                      288,948
                                                             ------------                 ------------
                                                               23,660,853                   19,298,789

  Less-Accumulated depreciation and amortization                9,699,448                    8,005,621
                                                             ------------                 ------------
                                                               13,961,405                   11,293,168
                                                             ------------                 ------------
OTHER ASSETS                                                      940,226                    1,792,125
                                                             ------------                 ------------
                                                             $ 53,238,817                 $ 42,499,204
                                                             ------------                 ------------
                                                             ------------                 ------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable                                           $  2,465,201                $  3,224,208
  Accrued payroll and payroll-related expenses                  1,553,933                   1,392,171
  Dividends payable                                               425,967                     414,287
  Other accrued expenses                                          796,795                     922,216
  Accrued income taxes                                            359,689                     142,075
  Current maturity of line of credit                            3,265,018                   3,000,000
                                                             ------------                 -----------
      Total current liabilities                                 8,866,603                   9,094,957
                                                             ------------                 -----------

LINE OF CREDIT, net of current portion                         10,500,000                   9,500,000
                                                             ------------                 -----------

COMMITMENTS (NOTE 8)

SHAREHOLDERS' EQUITY:
  Common stock, $.01 par value--
  Authorized -- 8,000,000 shares
  Issued -- 5,011,700 and 6,936,328 shares in 1999
    and 1998, respectively                                         50,117                       69,363
  Additional paid-in capital                                      636,581                    5,831,724
  Retained earnings                                            33,185,516                   46,245,277
                                                             ------------                 ------------
                                                               33,872,214                   52,146,364
  Less -- Treasury stock, 1,964,882 shares in 1998, at cost            --                   28,242,117
                                                             ------------                 ------------
      Total shareholders' equity                               33,872,214                   23,904,247
                                                             ------------                 ------------
                                                             $ 53,238,817                 $ 42,499,204
                                                             ------------                 ------------
                                                             ------------                 ------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

                                                            For the Years Ended
                                            ---------------------------------------------------------
                                            March 27, 1999       March 28, 1998        March 29, 1997
-----------------------------------------------------------------------------------------------------
NET SALES                                    $117,968,407         $ 82,399,284          $  50,308,962

COST OF GOODS SOLD                             78,787,500           50,344,605             28,875,471
                                             ------------         ------------          -------------
  Gross profit                                 39,180,907           32,054,679             21,433,491
                                             ------------         ------------          -------------

SELLING AND MARKETING EXPENSES                 10,220,020            8,144,786              7,219,881

GENERAL AND ADMINISTRATIVE EXPENSES             4,951,075            3,986,437              2,965,267

ENGINEERING AND DEVELOPMENT EXPENSES            5,106,001            3,513,321              3,187,131
                                             ------------         ------------          -------------
  Total operating expenses                     20,277,096           15,644,544             13,372,279
                                             ------------         ------------          -------------
  Income from operations                       18,903,811           16,410,135              8,061,212

INTEREST INCOME                                    89,012              220,430                438,509

INTEREST EXPENSE                                 (762,397)          (1,059,330)               (21,629)
                                             ------------         ------------          -------------
  Income before provision for income taxes     18,230,426           15,571,235              8,478,092

PROVISION FOR INCOME TAXES                      6,966,000            5,995,000              2,993,000
                                             ------------         ------------          -------------
  Net income                                 $ 11,264,426         $  9,576,235          $   5,485,092
                                             ------------         ------------          -------------

NET INCOME PER SHARE
  Basic                                      $       2.26         $       1.83          $         .85
                                             ------------         ------------          -------------
  Diluted                                    $       2.14         $       1.74          $         .82
                                             ------------         ------------          -------------

WEIGHTED AVERAGE COMMON SHARES
    OUTSTANDING (NOTE 2):
  Basic                                         4,987,730            5,232,341              6,427,461
                                             ------------         ------------          -------------
  Diluted                                       5,254,744            5,512,179              6,684,273
                                             ------------         ------------          -------------

DIVIDENDS PER SHARE                          $        .34         $        .33          $         .33
                                             ------------         ------------          -------------
                                             ------------         ------------          -------------

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                    Common Stock
                              ------------------------       Additional                                                Total
                              Number of       $.01 Par          Paid-in          Retained         Treasury      Shareholders'
                                 Shares          Value          Capital          Earnings            Stock            Equity
-----------------------------------------------------------------------------------------------------------------------------
BALANCE MARCH 30, 1996        6,903,932       $ 69,039      $ 4,943,905      $ 34,963,583       $  (83,790)     $ 39,892,737

  Exercise of stock options         500              5            6,489                --               --             6,494
  Purchase of 334,200 shares
    of common stock                  --             --               --                --       (4,348,725)       (4,348,725)
  Dividends                          --             --               --        (2,126,593)              --        (2,126,593)
  Net income                         --             --               --         5,485,092               --         5,485,092
                              -----------------------------------------------------------------------------------------------
BALANCE MARCH 29, 1997         6,904,432        69,044        4,950,394        38,322,082       (4,432,515)       38,909,005

  Exercise of stock options       31,896           319          397,330               --                --           397,649
  Purchase of 1,347,302 shares
    of common stock                   --            --               --               --       (23,914,602)      (23,914,602)
  Issuance of restricted
    common stock                      --            --               --               --           105,000           105,000
  Dividends                           --            --               --        (1,653,040)               --       (1,653,040)
  Issuance of common
    stock warrants                    --            --          484,000               --                --           484,000
  Net income                          --            --               --         9,576,235               --         9,576,235
                              -----------------------------------------------------------------------------------------------
BALANCE MARCH 28, 1998         6,936,328        69,363        5,831,724        46,245,277      (28,242,117)       23,904,247

  Exercise of stock options       40,254           403          392,126                --               --           392,529
  Dividends                           --            --               --        (1,688,988)              --        (1,688,988)
  Retirement of
    treasury stock            (1,964,882)      (19,649)      (5,587,269)      (22,635,199)      28,242,117                --
  Net income                          --            --               --        11,264,426               --        11,264,426
                              -----------------------------------------------------------------------------------------------
BALANCE MARCH 27, 1999         5,011,700      $ 50,117      $   636,581      $ 33,185,516       $       --     $  33,872,214
                              -----------------------------------------------------------------------------------------------
                              -----------------------------------------------------------------------------------------------




The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                         For the Years Ended
                                                        ------------------------------------------------------
                                                        March 27, 1999      March 28, 1998      March 29, 1997
---------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                             $ 11,264,426        $  9,576,235        $   5,485,092
  Adjustments to reconcile net income
    to net cash provided by operating activities--
      Depreciation and amortization                         2,716,454           1,779,143            1,377,766
      Deferred income taxes                                  (377,000)           (345,000)             (37,000)
      Compensation expense related to issuance
        of restricted stock and warrants--                         --             589,000                   --
      Changes in assets and liabilities,
        net of acquisitions
          Accounts receivable                                (959,199)         (2,110,297)            (585,615)
          Inventories                                      (8,673,052)         (3,076,320)            (540,047)
          Prepaid expenses and other current assets            (6,069)            414,674             (365,693)
          Accounts payable                                   (833,356)          2,204,062             (373,461)
          Accrued payroll and other accrued expenses          (34,825)            604,840              228,070
          Accrued income taxes                                184,526              73,940              (15,482)
                                                          -----------        ------------        -------------
              Net cash provided by operating activities     3,281,905           9,710,277            5,173,630
                                                          -----------        ------------        -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Snell Acoustics                                   --                  --           (2,818,925)
  Purchases of property and equipment, net                 (4,356,459)         (1,578,291)          (1,240,356)
  Purchase of held-to-maturity investments                         --                  --           (2,012,856)
  Proceeds from sale of available-for-sale investments             --                                1,274,734
  Proceeds from sale of held-to-maturity investments               --           3,616,618            6,106,231
  (Increase) decrease in other assets                         (82,384)            (36,282)             249,108
                                                          -----------        ------------        -------------
              Net cash (used in) provided
                by investing activities                    (4,438,843)          2,002,045            1,557,936
                                                          -----------        ------------        -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from exercise of stock options                     392,529             397,649                6,494
  Net proceeds from line of credit                            667,393          12,500,000                   --
  Purchase of treasury stock                                       --         (23,914,602)          (4,348,725)
  Dividends paid                                           (1,677,307)         (1,762,032)          (2,154,402)
                                                          -----------        ------------        -------------
              Net cash used in financing activities          (617,385)        (12,778,985)          (6,496,633)
                                                          -----------        ------------        -------------

NET (DECREASE) INCREASE
  IN CASH AND CASH EQUIVALENTS                             (1,774,323)         (1,066,663)             234,933
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                3,870,569           4,937,232            4,702,299
                                                          -----------        ------------        -------------
CASH AND CASH EQUIVALENTS, END OF YEAR                  $   2,096,246        $  3,870,569        $   4,937,232
                                                          -----------        ------------        -------------

SUPPLEMENTAL DISCLOSURE OF NONCASH
    FINANCING ACTIVITIES:
      Dividends payable                                  $    425,967        $    414,287        $     523,279
                                                          -----------        ------------        -------------
      Retirement of Treasury Stock                       $ 28,242,117        $         --        $          --
                                                          -----------        ------------        -------------

SUPPLEMENTAL DISCLOSURE OF
    CASH FLOW INFORMATION:
      Cash paid for income taxes                          $ 7,127,792        $  6,265,799        $   3,045,742
                                                          -----------        ------------        -------------
      Cash paid for interest                              $   785,763        $  1,059,330        $      21,629
                                                          -----------        ------------        -------------

SUPPLEMENTAL DISCLOSURE OF NONCASH ITEMS
    RELATED TO ACQUISITION
    OF BOSTON ACOUSTICS DEUTSCHLAND:
      Fair value of assets acquired, excluding cash       $   639,750        $         --        $          --
                                                          -----------        ------------        -------------
      Post acquisition adjustment to intangible assets    $   236,477        $         --        $          --
                                                          -----------        ------------        -------------
      Liabilities and debt assumed                        $   876,227        $         --        $          --
                                                          -----------        ------------        -------------
                                                          -----------        ------------        -------------


The accompanying notes are an integral part of these consolidated financial statements.

                                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Boston Acoustics, Inc. and subsidiaries (the Company) engineers, manufactures and markets home loudspeakers, automotive speakers and speakers for multimedia environments. The Company's products are principally marketed in the United States, Canada, Europe and Asia through selected audio and audio-video specialty dealers and distributors.

The accompanying consolidated financial statements reflect the operations of the Company and its wholly owned subsidiaries, BA Acquisition Corp. d/b/a Snell Acoustics, Boston Acoustics Securities Corporation (a Massachusetts securities corporation), Boston Acoustics Foreign Sales Corporation, Boston Acoustics Italia, S.r.l (an Italian corporation) and Boston Acoustics Deutschland, GmbH (a German corporation). All significant intercompany amounts have been eliminated in consolidation.

The accompanying consolidated financial statements reflect the application of the following significant accounting policies.

A. REVENUE RECOGNITION

Revenue is recognized when products are shipped to customers.

B. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

C. INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

                                          March 27,         March 28,
                                               1999              1998
---------------------------------------------------------------------
Raw materials and work-in-process       $ 9,425,814       $ 7,473,368
Finished goods                           12,226,033         5,143,709
                                        -----------       -----------
                                        $21,651,847       $12,617,077
                                        -----------       -----------
                                        -----------       -----------

Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead.

D. DEPRECIATION AND AMORTIZATION

The Company provides for depreciation and amortization using both the straight-line and accelerated methods by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives, as follows:


Asset Classification                   Estimated Useful Life
------------------------------------------------------------
Machinery and equipment                           3--5 years
Building and improvements                           39 years
Office equipment and furniture                    3--5 years
Motor vehicles                                       3 years



E. WARRANTY COSTS

Warranty costs are estimated and recorded by the Company at the time of product shipment. During the years ended March 27, 1999, March 28, 1998 and March 29, 1997, warranty costs recorded by the Company were approximately $241,000, $193,000 and $232,000, respectively.

F. FOREIGN CURRENCY TRANSLATION

Boston Acoustics Italia, S.r.l., the Company's wholly owned subsidiary, is an Italian corporation that distributes product for the Company primarily in Italy. Boston Acoustics Deutschland, GmbH, the Company's wholly owned subsidiary, is a German corporation that distributes product for the Company primarily in Germany. In accordance with SFAS No. 52, FOREIGN CURRENCY TRANSLATION, the Company has determined that the functional currency of these entities is the U.S. dollar. Accordingly, all monetary assets and liabilities for these entities are translated at year-end exchange rates, while non-monetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year. Gains or losses from changes in exchange rates are recognized in consolidated income in the year of occurrence. During the three-year period ended March 27, 1999, foreign currency exchange gains and losses were not significant.

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

I. USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

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

J. CONCENTRATION OF CREDIT RISK

SFAS No. 105, DISCLOSURE OF INFORMATION ABOUT FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FINANCIAL INSTRUMENTS WITH CONCENTRATIONS OF CREDIT RISK, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements. The Company maintains the majority of its cash balances with three financial institutions. The Company's accounts receivable credit risk is not concentrated within any geographic area and does not represent a significant credit risk to the Company. During fiscal 1999, 1998 and 1997, one customer represented 49%, 34% and 11%, respectively, of the Company's sales. As of March 27, 1999, three customers represented 43% of the Company's accounts receivable balance. As of March 28, 1998, four customers represented 59% of the Company's accounts receivable balance.

K. FINANCIAL INSTRUMENTS

SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS, requires disclosure about fair value of financial instruments. Financial instruments consist of cash equivalents, accounts receivable, accounts payable and debt. The estimated fair value of these financial instruments approximates their carrying value and, except for accounts receivable and accounts payable, is based primarily on market quotes. The Company's cash equivalents are generally obligations of the federal government or investment-grade corporate or municipal issuers. The Company, by policy, limits the amount of credit exposure to any one financial institution.

L. IMPAIRMENT OF LONG-LIVED ASSETS

The Company follows the provisions of SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. SFAS No. 121 addresses accounting and reporting requirements for impairment of long-lived assets based on their fair market values. The carrying value of intangible assets, principally goodwill, is periodically reviewed by the Company based on the expected future undiscounted operating cash flows of the related business unit. Based on its most recent analysis, the Company believes that no material impairment of intangible assets exists as of March 27, 1999.

M. COMPREHENSIVE INCOME

In June 1997, the FASB issued SFAS No. 130, REPORTING COMPREHENSIVE INCOME. The Company adopted SFAS No. 130 effective March 29, 1998. There was no impact to the Company as a result of adopting SFAS No. 130, as there were no differences between net income and comprehensive income for all periods presented.

N. RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. The statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting disclosure standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The Company does not expect adoption of this statement to have a material impact on its consolidated financial position or results of operations.

2. NET INCOME PER SHARE

The Company follows the provision of SFAS No. 128, EARNINGS PER SHARE. This standard requires presentation of both basic and diluted earnings per share on the face of the statements of income. These financial statements have been prepared and presented based on this standard. For the year ended March 28, 1998, 1,929 shares have been excluded from the weighted average number of common and dilutive potential shares outstanding, as their effect would be antidilutive. For the years ended March 27, 1999 and March 29, 1997, no antidilutive shares have been excluded from the weighted average number of common and dilutive potential common shares outstanding.

The computation of basic and diluted shares outstanding, as required by SFAS No. 128, is as follows:

                                                   For the Years Ended
                               ----------------------------------------------------------
                                March 27,               March 28,               March 29,
                                     1999                    1998                    1997
-----------------------------------------------------------------------------------------
Basic weighted average
  common shares
  outstanding                   4,987,730               5,232,431               6,427,461
Dilutive effect of assumed
  exercise of stock
  options and warrant             267,014                 279,748                 256,812
                                ---------------------------------------------------------
Weighted average common
  shares outstanding
  assuming dilution             5,254,744               5,512,179               6,684,273
                                ---------------------------------------------------------
                                ---------------------------------------------------------


3. INCOME TAXES

The components of the Company's deferred tax assets consist of the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance has not been provided, as the Company expects to realize all deferred tax amounts.

The approximate tax effect of each temporary difference is as follows:

                                   March 27,        March 28,
                                        1999             1998
-------------------------------------------------------------
Current deferred tax asset
  Accruals not currently
    deductible                   $   803,000      $   363,000
  Receivable reserves                362,000          404,000
  Inventory reserves                 359,000          325,000
                                 -----------      -----------
                                   1,524,000        1,092,000
Noncurrent deferred tax asset
  Depreciation                       232,000          287,000
                                 -----------      -----------
  Total deferred tax assets      $ 1,756,000      $ 1,379,000
                                 -----------      -----------
                                 -----------      -----------

The noncurrent deferred income taxes are included in other assets in the accompanying consolidated balance sheets.

The components of the provision for income taxes shown in the accompanying consolidated statements of income consist of the following:

                                  March 27,        March 28,        March 29,
                                       1999             1998             1997
-----------------------------------------------------------------------------
Current--
  Federal                       $ 6,089,000      $ 4,776,000      $ 2,402,000
  State                           1,254,000        1,564,000          628,000
                                ---------------------------------------------
                                  7,343,000        6,340,000        3,030,000
                                ---------------------------------------------
Deferred--
  Federal                          (348,000)        (297,000)         (29,000)
  State                             (29,000)         (48,000)          (8,000)
                                ---------------------------------------------
                                   (377,000)        (345,000)         (37,000)
                                ---------------------------------------------
Provision for income taxes      $ 6,966,000      $ 5,995,000      $ 2,993,000
                                ---------------------------------------------
                                ---------------------------------------------

The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate, as follows:

                               March 27,      March 28,       March 29,
                                   1999            1998            1997
-----------------------------------------------------------------------
Federal statutory rate             34.4%           34.3%           34.0%
Increase in taxes resulting
  from state income taxes,
  net of federal income
  tax benefit                       4.3             5.0             4.9
Municipal bond interest              --             (.2)           (1.3)
Foreign sales corporation           (.7)           (1.5)           (2.7)
Other                                .2              .9              .4
                               ----------------------------------------
                                   38.2%           38.5%           35.3%
                               ----------------------------------------
                               ----------------------------------------

4. SHAREHOLDERS' EQUITY

A. STOCK SPLIT

On August 17, 1998, the stockholders approved a 3-for-2 split of the Company's common stock. This stock split was effected in the form of a stock dividend. The effect of the stock split has been retroactively reflected in the accompanying consolidated financial statements.

B. STOCK OPTIONS

The Company maintained an incentive stock option plan (the 1986 Plan), which expired in October 1996. The Company has 39,150 options outstanding under the 1986 Plan as of March 27, 1999. In February 1996, the Board of Directors approved a new incentive stock option plan (the 1996 Plan) authorizing the issuance of incentive stock options and nonqualified stock options for the purchase of 300,000 shares of common stock. The 1996 Plan is administered by the Board of Directors, and options are granted at not less than the fair market value of the Company's common stock on the date of grant. As of March 27, 1999, the Company has 276,000 options outstanding under the 1996 Plan.

In May 1997, the Board of Directors approved a new stock option plan (the 1997 Plan) authorizing the issuance of incentive stock options and nonqualified stock options for the purchase of 450,000 shares of common stock. The 1997 Plan permits the granting of nonqualified stock options and incentive stock options. As of March 27, 1999, the Company has 209,100 options outstanding under the 1997 Plan.

The following is a summary of all stock option activity:

                                                                     Weighted
                                    Number                            Average
                                of Options            Price Range       Price
-----------------------------------------------------------------------------
Outstanding at March 30, 1996      108,000     $ 11.33 -- $ 13.00     $ 12.67
  Granted                          147,000       11.67 --   12.83       12.14
  Exercised                           (500)                 13.00       13.00
  Canceled                         (16,500)      11.33 --   13.00       12.24
                                   ------------------------------------------

Outstanding at March 29, 1997      238,000       11.33 --   13.00       12.37
  Granted                          303,750       14.67 --   19.89       16.49
  Exercised                        (31,896)      11.33 --   13.00       12.47
  Canceled                          (8,000)      11.67 --   13.00       12.33
                                   ------------------------------------------

Outstanding at March 28, 1998      501,854       11.33 --   19.89       14.86
  Granted                           63,750                  20.25       20.25
  Exercised                        (40,254)      11.33 --   18.08       13.15
  Canceled                          (1,100)                 18.08       18.08
                                   ------------------------------------------

Outstanding at March 27, 1999      524,250     $ 11.67 -- $ 20.25     $ 15.64
                                   ------------------------------------------
Exercisable at March 27, 1999      211,953     $ 11.67 -- $ 19.89     $ 14.30
                                   ------------------------------------------
                                   ------------------------------------------

The Company follows the provisions of SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, which requires the measurement of the fair value of stock options and warrants to be included in the statement of income or, for options to employees, to be disclosed in the notes to the financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES, and elect the disclosure-only alternative under SFAS No. 123 for options granted after January 1, 1996 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average assumptions used are as follows:

                                March 27,    March 28,     March 29,
                                    1999         1998          1997
--------------------------------------------------------------------
Risk-free interest rate             4.18%        6.15%         6.33%

Expected
    dividend yield (per share)     $ .34       $  .33        $  .33
Expected lives (years)              5--7          510             5
Expected volatility                   52%          26%           42%


The weighted average grant date fair value per share of options granted during the years ended March 27, 1999, March 28, 1998 and March 29, 1997 under these plans is, $9.23 $5.72 and $3.51, respectively.

As of March 27, 1999, March 28, 1998 and March 29, 1997, the weighted average remaining contractual life of outstanding options under these plans is, 6.80 years, 7.25 years and 7.21 years, respectively.

Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and basic and diluted net income per share would have been reduced to the following pro forma amounts:

                             March 27,        March 28,        March 29,
                                  1999             1998             1997
------------------------------------------------------------------------
Net income--
  As reported              $11,264,426      $ 9,576,235      $ 5,485,092
  Pro forma                 10,455,893        9,031,049        5,438,212

Net income per share,
    as reported
  Basic                    $      2.26      $      1.83      $       .85
  Diluted                         2.14             1.74              .82

Net income per share,
    pro forma
  Basic                    $      2.10      $      1.73      $       .85
  Diluted                         1.99             1.64              .81


C. WARRANT

In connection with a supply agreement entered into in March 1997, the Company granted a customer a warrant to purchase up to 150,000 shares of common stock at an exercise price of $11.67 per share, which is fully exercisable at March 27, 1999. The Company has the right to purchase any or all of the unexercised warrants at a price of $4.67 per warrant if at any time after March 31, 1999 the price of the Company's common stock exceeds $16.67 per share. The warrants expire in March 2000. In accordance with SFAS No. 123, the Company has calculated the value of these warrants at $484,000, which was charged to operations during fiscal 1998, as product was shipped to the customer.

D. ISSUANCE OF RESTRICTED COMMON STOCK

In July 1997, the Company issued 7,500 shares of restricted common stock to an officer at no cost. The shares vested immediately. The Company recorded the fair value of the restricted common stock as a charge to operations in fiscal 1998.

E. PURCHASE OF COMMON STOCK

On June 13, 1997, the Company entered into an agreement with the estates of its founder and former Chief Executive Officer and his spouse. Under the terms of the agreement, the Company acquired approximately 1,347,000 shares of the Company's common stock owned by the estate for approximately $23,915,000. The Company obtained a $25,000,000 unsecured line of credit with a bank to finance this transaction (see Note 5).

5. LINE OF CREDIT

In June 1997, the Company entered into a unsecured revolving loan agreement with a bank for $25,000,000. The loan matures on July 1, 2002. Interest is charged at LIBOR on the first day of the interest period plus a fixed rate spread based on certain financial ratios (5.25% as of March 27, 1999). As of March 27, 1999, $13,500,000 was outstanding under this revolving loan agreement, of which $3,000,000 has been classified as short-term, as the Company expects to repay this amount during fiscal 2000. In connection with this agreement, the Company must comply with certain restrictive covenants, including maintaining minimum levels of profitability. As of March 27, 1999, the Company was in compliance with all covenants.

The Company also has a $1,500,000 unsecured line of credit with another bank available for letters of credit, bankers' acceptances and direct advances. Interest on letters of credit and bankers' acceptances is based on the prevailing rate (1.5% at March 27, 1999). Direct advances accrue interest at the banks commercial base rate (7.75% at March 27, 1999). No amounts were outstanding under the line of credit at March 27, 1999 and March 28, 1998.

During fiscal 1999, the Company entered in a line of credit with a German bank denominated in deutschemarks. At March 27, 1999, there was $265,018 outstanding under this line of credit.

6. SEGMENT REPORTING

The Company adopted SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION effective March 27, 1999. SFAS No. 131 requires certain financial and supplementary information to be disclosed on an annual basis for each reportable segment of an enterprise.

The Company has determined it has two reportable segments: Core and original equipment manufacturer (OEM) and Multimedia. Prior to fiscal 1998, the Company operated as a single segment.

The Company's reportable segments are strategic business units that sell the Company's products to distinct distribution channels. Both segments derive their revenues from the sale of audio systems. They are managed separately because each segment requires different selling and marketing strategies as the class of customers within each segment is different. The Company's disclosure of segment performance is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company does not allocate operating expenses between its two reportable segments. Accordingly, the Company's measure of profit for each reportable segment is based on gross profit.


                                            OEM and
1999                            Core     Multimedia             Total
---------------------------------------------------------------------
Net sales                $55,484,371    $62,484,036      $117,968,407
Gross profit              23,968,152     15,212,755        39,180,907
Depreciation
  and amortization       $   753,611    $    58,236      $    811,847
Capital expenditures     $ 4,076,372    $   280,087      $  4,356,459


                                            OEM and
1998                            Core     Multimedia            Total
--------------------------------------------------------------------
Net sales                $51,703,187    $30,696,097      $82,399,284
                         -------------------------------------------
Gross profit              21,141,874     10,912,805       32,054,679
                         -------------------------------------------
Depreciation and
amortization             $   656,342     $   22,818      $   679,160
                         -------------------------------------------
Capital expenditures     $ 1,427,154     $  151,137      $ 1,578,291
                         -------------------------------------------
                         -------------------------------------------


Total assets specifically identifiable within each reportable segment are as follows:

                      March 27,           March 28,
                           1999                1998
---------------------------------------------------
Core               $ 43,974,112        $ 37,829,941
OEM and Multimedia    9,264,705           4,669,263
                   --------------------------------
                   $ 53,238,817        $ 42,499,204
                   --------------------------------
                   --------------------------------


The following table identifies sales by geographic region. Sales are attributed to countries based on location of customer:

                                   For the Years Ended
                   -----------------------------------------------
                      March 27,         March 28,        March 29,
                           1999              1998             1997
------------------------------------------------------------------
United States      $101,452,830      $ 66,743,420     $ 39,744,080
Other                16,515,577        15,655,864       10,564,882
                   -----------------------------------------------
                   $117,968,407      $ 82,399,284     $ 50,308,962
                   -----------------------------------------------
                   -----------------------------------------------


No individual country included in Other accounted for more than 10% of net sales for the fiscal years presented above.

7. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Retirement Plan (the 401(k) Plan). The 401(k) Plan is a defined contribution plan established under the provisions of Section 401(k) of the Internal Revenue Code. The Company may make a matching contribution of 25% of each participant's contribution, up to a maximum of 5% of a participants compensation for the plan year. The Company contributed approximately $73,000, $58,000 and $53,000 to the 401(k) Plan during fiscal 1999, 1998 and 1997, respectively.

8. COMMITMENTS

The Company has facilities under operating lease agreements that expire in fiscal 2000. The leases require payments of approximately $125,000 through 2000. Total rent expense for fiscal 1999, 1998 and 1997 was $217,900, $142,916 and $130,972.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO BOSTON ACOUSTICS, INC.:

We have audited the accompanying consolidated balance sheets of Boston Acoustics, Inc. (a Massachusetts corporation) and subsidiaries as of March
27, 1999 and March 28, 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 27, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Acoustics, Inc. and subsidiaries as of March 27, 1999 and March 28, 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 27, 1999, in conformity with generally accepted accounting principles.

                                       Arthur Andersen LLP


                                       Boston, Massachusetts
                                       May 12, 1999

FIVE YEAR SELECTED FINANCIAL DATA


                                              1999         1998        1997        1996       1995
---------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
  Net Sales                               $117,968     $ 82,399    $ 50,309    $ 46,325    $ 41,046
  Net Income                                11,264        9,576       5,485       6,631       5,949
  Basic Earnings Per Share                    2.26         1.83        0.85        1.01        0.92
  Diluted Earnings Per Share                  2.14         1.74        0.82        1.01        0.91
  Weighted Average Shares Outstanding
    Basic                                    4,988        5,232       6,427       6,530       6,449
    Diluted                                  5,255        5,512       6,684       6,532       6,525
  Dividends Per Share                     $   0.34     $   0.33    $   0.33    $   0.33    $   0.28

BALANCE SHEET DATA
  Working Capital                         $ 29,471     $ 20,319    $ 24,681    $ 26,083    $ 25,924
  Total Assets                              53,239       42,499      42,230      43,124      38,379
  Shareholders' Equity                      33,872       23,904      38,909      39,893      35,054


QUARTERLY FINANCIAL DATE

                                             First       Second       Third      Fourth
                                           Quarter      Quarter     Quarter     Quarter        Year
----------------------------------------------------------------------------------------------------

YEAR ENDED MARCH 27, 1999
  Net Sales                               $ 21,500     $ 26,350    $ 37,306    $ 32,812    $117,968
  Gross Profit                               7,510        8,888      12,235      10,548      39,181
  Net Income                                 2,019        2,563       3,953       2,729      11,264
  Basic Earnings Per Share                    0.41         0.51        0.79        0.55        2.26
  Diluted Earnings Per Share                  0.39         0.48        0.75        0.52        2.14
----------------------------------------------------------------------------------------------------
YEAR ENDED MARCH 28, 1998
  Net Sales                               $ 12,415     $ 18,136    $ 27,187    $ 24,661    $ 82,399
  Gross Profit                               5,441        7,227      10,460       8,927      32,055
  Net Income                                 1,134        1,976       3,613       2,853       9,576
  Basic Earnings Per Share                    0.19         0.40        0.73        0.57        1.83
  Diluted Earnings Per Share                  0.18         0.39        0.70        0.55        1.74



                                                        SHAREHOLDER INFORMATION

Boston Acoustic, Inc. encourages investors to become informed about its business. Additional information, copies of this report and the Company's Form 10-K filed with the Securities and Exchange Commission may be obtained by writing to Debra A. Ricker-Rosato, Vice President-Finance.

DIVIDEND POLICY

In August of 1992 the Company authorized a 50% increase in its annual dividend rate from $.133 to $.20 per share. In February 1993 the Company authorized an increase to $.267 per share and in February 1995 authorized an increase to $.333 per share. In August 1998, after announcing a 3:2 stock split, the Company authorized an increase to $.34 per share. Dividends are declared and paid quarterly. Four quarterly dividends totalling $.34 were declared during fiscal 1999.

STOCK MARKET ACTIVITY

The common stock of Boston Acoustics, Inc. has been listed on the NASDAQ National Market System under the symbol BOSA since its initial public offering on December 12, 1986. The following table sets forth high and low closing prices by quarter reported by NASDAQ:


Fiscal 1999            High       Low
-------------------------------------
First Quarter        27.170    20.000
Second Quarter       31.000    21.000
Third Quarter        26.500    20.250
Fourth Quarter       30.500    18.000


Fiscal 1998            High       Low
-------------------------------------
First Quarter         17.667   14.833
Second Quarter        16.167   14.000
Third Quarter         22.833   17.500
Fourth Quarter        21.292   17.250


There were 139 shareholders of record as of March 27, 1999. Shareholders who beneficially own common stock held in nominee of street name are not included in the number of shareholders of record.

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
Boston Acoustics, Inc.
300 Jubilee Drive
Peabody, MA 01960
Telephone: (978) 538-5000
Fax: (978) 538-5091
Website: www.bostonacoustics.com

AUDITORS
Arthur Anderson LLP
Boston, Massachusetts

LEGAL COUNSEL
Peabody & Arnold LLP
Boston, Massachusetts

TRANSFER AGENT
BankBoston
c/o Boston EquiServe, LP
Boston, Massachusetts

BOARD OF DIRECTORS

ANDREW G. KOTSATOS
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND TREASURER
Boston Acoustics, Inc.

FRED E. FAULKNER, JR.
PRESIDENT AND CHIEF OPERATING OFFICER
Boston Acoustics, Inc.

GEORGE J. MARKOS
SENIOR VICE PRESIDENT
AND GENERAL COUNSEL
Yell-O-Glow Corporation

LISA M. MOONEY

GERALD WALLE
VICE PRESIDENT AND GENERAL MANAGER
Millipore Corporation Microelectronics Divisions

EXECUTIVE OFFICERS

ANDREW G. KOTSATOS
CHAIRMAN, CHIEF EXECUTIVE OFFICER AND TREASURER

FRED E. FAULKNER, JR.
PRESIDENT AND CHIEF OPERATING OFFICER

MOSES A. GABBAY
VICE PRESIDENT -- ENGINEERING

MARTIN J. HARDING
VICE PRESIDENT -- MARKETING

PAUL F. REED
VICE PRESIDENT -- ADMINISTRATIVE SERVICES

DEBRA A. RICKER-ROSATO
VICE PRESIDENT -- FINANCE

ROBERT L. SPANER
VICE PRESIDENT -- SALES

    BOSTON
    BOSTON ACOUSTICS.COM

    The most visible sign
    of our new marketing
    emphasis is the new
    logo that will carry us
    into the 21st Century.
    It focuses attention on
    BOSTON, our highly
    respected brand name
    and features our Internet Web address.

    Boston Acoustics, Inc.
    300 Jubilee Drive
    Peabody, MA 01960
    (978) 538-5000
    www.bostonacoustics.com>