Form 10-K, Exhibit 13
period 2000-03-30
BOSTON ACOUSTICS INC
filed 2000-06-23
CIK 805268

                                                                      Exhibit 13


Boston Acoustics builds world class audio products that people enjoy owning and recommend to others. We strive to earn the respect and support of our customers and firmly believe that the best relationships are long term.

                                                               [GRAPHIC OMITTED]

To our shareholders:

Net sales for Fiscal 2000 were $108 million, 8% less than Fiscal 1999. Net income was $6.6 million, down 41%, and diluted earnings per share decreased 42%, to $1.25 per share.

The Reason

The decline in sales was directly attributable to a $14.4 million decrease in OEM sales to Gateway.

As in previous years, we supplied Gateway with speakers for their "better" and "best" computers - generally priced at $1,500 and up. Computer prices have dropped sharply and Gateway, along with other PC makers, sold more computers priced under $1,500 last year, and fewer of the more expensive models.

The Good News

The good news is that a healthy economy and lower PC prices mean that people have more money to spend on other things, including Boston Acoustics' products. Sales in our core products grew.

Looking forward, we see opportunities. Virtually all computers sold today have the potential to deliver CD quality sound - "with" the right speakers. There is a large potential for aftermarket multimedia speaker system sales.

To capitalize on that market, we are now working with two distributors of computer-related products, D&H Distributing and Tech Data Corporation. We are also now selling products in the stores of two of America's leading computer retailers, CompUSA and MicroCenter, and through retailers in other countries around the world.

We have made changes in our OEM relationship with Gateway. In late June 2000, we began to supply speakers for Gateway's entry level computers. We now expect to supply all of their speakers - at least through January 2001, when a new purchasing cycle will begin. "Stay tuned."

New Products, More Technology

Fiscal 2000 was a very big year for new product introductions. We introduced new systems for home, auto and multimedia applications - all incorporating technologies developed entirely by us.

[GRAPHIC OMITTED]

  o The VR975 and VR965 are new members of our award-winning Lynnfield VR line. These sleek speakers combine the unrivaled performance of a floorstanding speaker with the bass impact of a built-in powered subwoofer. MSRP for the VR975 is $1,600 a pair; $1,000 a pair for the VR965.

  o The VR-M50 and VR-M60 are elegant monitor-quality speakers that look great in any environment. They are the best bookshelf speakers we've ever made. The VR-M50 is priced at $700 a pair; the VR-M60 is $1,000 a pair.

  o The new PowerVent(R) Powered Subwoofer line gives consumers four performance and price options while delivering the dynamic bass foundation that is essential for superior home theater and music sound reproduction. Suggested retail prices range from $300 to $1,200.

  o The System 10k is a set of five high performance satellite speakers that can be combined with a state-of-the-art Boston powered-vent subwoofer to provide all of the performance of top-rated floor standing speakers in a very unobtrusive set of small packages. The 10k MSRP is $1,500.

[GRAPHIC OMITTED]

  o Our new indoor/outdoor Voyager(R) line speakers are designed to withstand immersion in salt water, high wind conditions and freezing temperatures. Shells are high-tech resin and drivers are made from high-tech plastics, rubbers and other synthetics. Bass units and tweeters are rear-mounted for total protection. MSRPs for four models range from $220 to $700 per pair.

  o In December, we unveiled our new SST - Slimline Speaker Technology(R) - flat panel for speakers that require less power and have higher fidelity than those designed with other flat speaker technologies. Efficiency, power handling and sonic performance are on a par with conventional speakers - in a speaker that's less than one inch thick. We have a patent pending.

  o The first SST technology product is the BA 7500, specially designed for all desktop audio applications, including DVDs and PC games. It can reproduce stereo, MP3, Dolby(R) Digital 5.1 surround sound and four-channel gaming

                                                               [GRAPHIC OMITTED]

    surround sound. A three-piece version is being sold through Gateway's direct retail channel, and we are marketing a five-piece system through our own retail channels. MSRP is $300.

  o The digital BA735 is the world's first multimedia stereo system with a digital S/PDIF (Sony/Philips Digital Interface Format) input. It's an ultra compact three-piece system that preserves all of the digital data stream from the computer, so that the signal is converted to analog within the speaker system rather than in the electrically noisy PC. The bottom line is much cleaner audio than with conventional speaker systems - from sources that can include DVD, the Internet or CD-ROM.

                                                               [GRAPHIC OMITTED]

  o The DigitalTheater(TM) 7000 system is a complete Dolby Digital surround sound system that eliminates the confusion of purchasing separate amplifiers, decoders, speakers and connection cables. Like the DigitalTheater 6000 we introduced the previous year, it is designed for extraordinary ease of use: it detects digital input signals and switches to the correct mode automatically. All speaker and hookup cables are included, so there is nothing extra to buy and the hookup cables are color-coded for "mistake-proof" connection. MSRP is $1000.

  o For the automotive market, we introduced two new series of subwoofer systems aimed at the "enthusiast" automotive audio aftermarket. Drawing on patented technology developed for the widely acclaimed ProSeries, the new Competitor Series subwoofers provide unprecedented performance in an unexpectedly small amount of space - allowing them to be placed virtually anywhere in a vehicle. Their MSRPs range from $200 to $280 each.

                                                               [GRAPHIC OMITTED]

  o Our new Generator Series subwoofer systems offer clean, deep bass in very compact enclosures. They can also be placed virtually anywhere in a car and are available in six different configurations, at MSRPs ranging from $120 to $180.

Honors for Design and Engineering

Five of our new products were honored with Innovations 2000 awards for new product design and engineering excellence at the International Winter Consumer Electronics Show in Las Vegas.

The award winners included the Lynnfield VR965 floorstanding speaker, the DigitalTheater(TM) 7000 home theater system, the Competitor Series Automotive Subwoofer System C110, the PowerVent(R) PV1000 powered subwoofer and the new Digital BA7500 multimedia sound system.

Upgrading Facilities

To accommodate our constantly growing technology base, we are expanding the engineering space in our Peabody headquarters by 9,600 square feet. This will allow us to move engineers from an offsite location, and to add to the staff as needed.

To help meet growing demand for core products, we have installed a new state-of-the-art automated woofer manufacturing line. The new line not only allows us to expand production; it will also reduce manufacturing costs.

A New Chief Operating Officer

On April 25, 2000, Moses Gabbay was named Chief Operating Officer. He has been with the company since 1981, most recently serving as Vice President, Engineering.

[GRAPHIC OMITTED]

The aggressive promotion of our automotive speaker lines continued this year with the creation of the SEMA award winning Boston Audi TT

                                                               [GRAPHIC OMITTED]

Looking Ahead

To the best of our knowledge, based on information currently available from our OEM customer, we anticipate that our OEM sales will be slightly higher in Fiscal 2001.

Looking to the longer term, we are in excellent shape. We have a steady stream of exciting new products and even more in the pipeline. We have created new technologies and new applications for existing technologies, and we will continue to come up with innovative solution-oriented products.

We are financially solid - even though our capital expenditures reached $4 million in Fiscal 2000, we were still able to reduce our debt by $7 million, bringing it down to approximately $6.5 million. We repurchased a total of 172,500 shares of common stock during the fiscal year, and we paid quarterly dividends of $ .085 per share.

                                                               [GRAPHIC OMITTED]

The challenges we faced during Fiscal 2000 have spurred us to develop new and better ways to grow. We are looking ahead with optimism.


Sincerely,


/s/ Andy

Andrew G. Kotsatos
Chairman and Chief Executive Officer


                                                               [GRAPHIC OMITTED]

Management's Discussion and Analysis
of Financial Condition and results of Operation

Results of Operations

The following table sets forth the results of operations as a percentage of sales for the years ended March 25, 2000, March 27, 1999, and March 28, 1998 expressed as percentages of net sales.

                                           March 25,     March 27,     March 28,
For the Years Ended                            2000          1999          1998
--------------------------------------------------------------------------------
Net sales                                   100.0%        100.0%        100.0%

Cost of goods sold                           68.8          66.8          61.1
                                         ---------------------------------------
Gross profit                                 31.2          33.2          38.9

Selling and
 marketing expenses                          10.3           8.7           9.9

General and
 administrative expenses                      4.8           4.2           4.8

Engineering and
 development expenses                         5.5           4.3           4.3
                                         ---------------------------------------
                                             20.6          17.2          19.0
                                         ---------------------------------------
Income from operations                       10.6          16.0          19.9

Interest income
 (expense), net                              (0.6)         (0.6)         (1.0)

Income before provision
 for income taxes                            10.0          15.4          18.9

Provision for income taxes                    3.9           5.9           7.3
                                         ---------------------------------------
Net income                                    6.1%          9.5%         11.6%
                                         =======================================


Fiscal 2000 Compared with Fiscal 1999

Net Sales decreased 8%, from approximately $118.0 million to $108.0 million. The overall sales decrease was due to a $14.4 million decrease in the OEM sales of multimedia speaker systems to Gateway, Inc. ("Gateway"), a leading global direct marketer of PC products. This decrease was partially offset by increased sales of our core products and sales that resulted from our entry into the Multimedia retail and distribution channels during the latter part of the fiscal year. OEM sales to Gateway included the Digital BA735 subwoofer/ satellite system introduced in the first quarter of Fiscal 2000, the Digital MediaTheater(TM) three-piece system, the DigitalTheater(TM) 6000, a complete Dolby(R) Digital 5.1 Channel Home Theater System and the BA7500 thin panel audio system designed for desktop theater applications such as DVDs and PC games. These products are available either as a component of certain pre-configured computer systems offered by Gateway, or as an upgrade option on those configurations that do not include Boston Acoustics' products as standard. The quantity of product sold as an upgrade option could fluctuate significantly from quarter to quarter and have an impact on the unit volume of OEM multimedia products.

During the fiscal year, growth in the Company's core business sales was primarily the result of successful new product introductions. The VR-M50 and VR-M60 monitor speaker systems with suggested retail prices per pair of $700 and $1,000 are the Company's first real wood bookshelf speakers. Four new PowerVent,(R) powered subwoofer systems contributed to the overall sales increase by addressing the consumer's desire for physically smaller high performance subwoofers. With suggested retail prices ranging from $300 to $1,200 they replaced three discontinued models.

The new Competitor Series and Generator Series of subwoofers for the automotive audio aftermarket were introduced during Fiscal 2000. The Competitor Series subwoofers are available in 15-inch, 12-inch, 10-inch and 8-inch sizes and are priced between $280 and $200 each MRSP. The Generator Series are high performance units with retail prices from $120 to $180. During the fiscal year, the Company enlarged its offering of audio systems with the DigitalTheater(TM) 7000. Retailing for $1,000, this six-piece Dolby, Digital system provides cinema quality sound and easy setup. The Company also introduced new multimedia products to its retail offerings. The BA4800 is an analog five-piece, 4 channel surround speaker system ideal for 4-channel PC gaming or any enhanced audio application at the desktop. Retailing for $200, the BA4800 provides theater-like thunder at a reasonable price.

The Company's gross margin decreased as a percentage of net sales from 33.2% to 31.2% due to a combination of increased manufacturing overhead expenses associated with new product introductions, additional rent expense associated with temporary offsite warehouse space during the fiscal year, along with planned closeout sales of discontinued models.

Total operating expenses increased as a percentage of net sales from 17.2% to 20.6% during Fiscal 2000. Selling and marketing expenses have increased in absolute dollars primarily due to increased salaries and benefits relating to additional personnel and increased licensed royalty fees. General and administrative expenses have increased in both absolute dollars and as a percentage of net sales primarily due to the $500,000 charge recorded as a result of the resignation of the Company's former President/COO effective April 3, 2000. Engineering and development expenses increased in absolute dollars primarily due to increased salaries and benefits relating to additional personnel and increased expenses associated with new product development.

Net interest expense for the fiscal year remained stable as a percentage of net sales compared to the corresponding period a year ago, primarily due to the utilization of working capital and repayments of a certain portion of the Company's line of credit obligations.

The Company's effective income tax rate increased slightly during the twelve-month period ended March 25, 2000 from 38.2% to 38.6% primarily due to a smaller proportion of the Company's income being derived outside the US thereby reducing the tax benefits associated with the Company's foreign sales corporation.

Net income decreased 41% to approximately $6.6 million, while diluted earnings per share decreased 42% to $1.25 per share for the same period a year ago. The decrease in net income is primarily the result of the decrease in net sales and gross profit and the increase in operating expenses as compared to the same period a year ago.

Fiscal 1999 Compared with Fiscal 1998

Net Sales increased 43%, from approximately $82.4 million to $118.0 million. The overall sales increase was primarily due to an increase in the OEM sales of multimedia speaker systems to Gateway, Inc. ("Gateway"), a leading global direct marketer of PC products. These products included the BA635 three-piece system, the Digital MediaTheater(TM) three-piece system, and the DigitalTheater(TM) 6000, a complete Dolby(R) Digital 5.1 Channel Home Theater System.

During the fiscal year, the Company's core business of home, Designer Series and automotive product sales increased approximately 10 percent. Contributing to the overall increase were sales of new products introduced during the fiscal year. The Company added a new model to its successful Lynnfield VR(R) Tower Series of floorstanding speakers. The VR940 with a suggested retail price of $500 per pair uses an innovative new bass driver designed and built by Boston Acoustics that delivers exceptional performance from a sleek enclosure. The System8000, a complete six-speaker home theater package with a suggested retail price of $699 per system was launched during Fiscal 1999. The CR4 and CR5 models, with suggested retails of $100 per pair and $150 per pair, respectively, were added to the line of Compact Reference Series bookshelf speakers. The Designer Series of products were complimented with the introduction of the DX Pro in-wall diffuse-field surround speaker. The DX Pro has a suggested retail of $500 per pair. In addition to the DX Pro, the Company supplemented the Designer Series with three additional models. The Model 251 and Model 261 are flush mounted wall speakers with suggested retail prices of $200 and $250 per pair, respectively. The third introduction was the Model 315, a ceiling mounted speaker with a suggested retail price of $150 per pair. During the fiscal year, the Company introduced a new generation of the Company's flagship ProSeries automotive speaker systems. The ProSeries .5 component speakers can be installed in most stock factory locations without modifying car interiors and have suggested retail prices ranging from $400 to $750 per system. In addition to the component speakers, the Company introduced its redesigned 8-inch, 10-inch and 12-inch ProSeries .5 subwoofers with suggested retail prices of $220, $270 and $300 each, respectively.

The Company's gross margin increased in absolute dollars but decreased as a percentage of net sales from 38.9% to 33.2% due primarily to a shift in the sales mix to loudspeaker models with lower margins, particularly the Company's OEM multimedia speaker systems.

Management's Discussion and Analysis
of Financial Condition and results of Operation

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

Liquidity and Capital Resources

During Fiscal 2000 and 1999, the Company financed its growth with cash generated from operations and bank borrowings. As of March 25, 2000, the Company's working capital was approximately $24,828,000, a decrease of approximately $4,642,000 from March 27, 1999. The decrease in working capital was primarily due to decreases in inventory and borrowings on the Company's line of credit as well as increases in accounts payable, accrued payroll and other accrued expenses. At March 25, 2000 the Company's inventory decreased by approximately $2,318,000 compared to March 27, 1999 levels primarily as a result of decreased inventory purchases. Cash and cash equivalents decreased by approximately $590,000, compared to levels at the end of Fiscal 1999 primarily due to the purchase of land adjacent to the Company's corporate headquarters facility, tooling expenditures related to new products, costs related to the Company's new state-of-the art automated woofer assembly line, and the repayments made on the Company's line of credit borrowings. Current liabilities increased by approximately $2,475,000 to approximately $11,341,000 primarily as a result of increases in accounts payable related to the timing of payments, increased accrued payroll expenses and other accrued expenses, offset by decreased accrued income taxes and bank borrowings. Long-term debt decreased by $5,650,000 as a result of repayments of the Company's line of credit during Fiscal 2000. The Company has two lines of credit with two banking institutions totaling $26,500,000. At March 25, 2000 the Company had borrowings totaling $6,250,000 under its $25 million revolving credit agreement.

Net cash decreased in Fiscal years 2000, 1999 and 1998 by $590,000, $1,774,000 and $1,067,000 respectively. Net cash provided by operating activities in Fiscal years 2000, 1999 and 1998 was approximately $15,061,000, $3,282,000, and
$9,710,000, respectively. Differences in cash flows from operating activities over this three-year period were primarily related to significant year-to-year changes in accounts receivable, inventories and accounts payable. Net cash provided by (used in) investing activities for Fiscal years 2000, 1999 and 1998 were approximately ($4,483,000), ($4,439,000), and $2,002,000, respectively. Net cash used in investing activities in Fiscal 2000 was for improvements to the existing facility and purchases of property and equipment. Net cash used in investing activities in Fiscal 1999 was due to purchases of property and equipment relating to production tooling and computer equipment. Net cash provided by investing activities in Fiscal 1998 was primarily the result of the sale of marketable securities, partially offset by capital equipment purchases. Net cash used in financing activities in Fiscal years 2000, 1999 and 1998 were approximately $11,167,000, $617,000, and $12,779,000, respectively. In Fiscal 2000, net cash used in financing activities included $7,300,000 of repayments of borrowings under one of the Company's credit facilities. In addition, during Fiscal 2000, the Company repurchased 172,500 shares of common stock for $2,428,344.

The Company believes that its current resources are adequate to meet its requirements for working capital and capital expenditures at least through Fiscal 2001.

New Accounting Standards

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement, as amended by SFAS No. 137, Deferral of the Effective Date of the FASB Statement No. 133, is effective for all Fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting disclosure standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The Company does not expect adoption of this statement to have a material impact on its consolidated financial position or results of operations.

The Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, in December 1999. The Company believes that compliance with the guidance provided in SAB No. 101 will not have a material impact on future operating results.

In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB Opinion No. 25 in certain situations as defined. The interpretation is effective July 1, 2000, but covers certain events during the period after December 15, 1998 but before the effective date. The Company expects that the adoption of this interpretation would not have any effect on the accompanying financial statements.

Quantitative and Qualitative Disclosures about Market Risk

A Derivative Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments.

As of March 25, 2000, the Company did not participate in any derivative financial instruments, or other financial and commodity instruments for which fair value disclosure would be required under SFAS No. 107. All of the Company's investments are considered cash equivalents money market accounts that are carried on the Company's books at amortized cost, which approximates fair market value. Accordingly, the Company has no quantitative information concerning the market risk of participating in such investments.

B Primary Market Risk Exposures

The Company's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. The Company's investment portfolio of cash equivalents is subject to interest rate fluctuations, but the Company believes this risk is immaterial due to the short-term nature of these investments.

The Company's exposure to currency exchange rate fluctuations has been and is expected to continue to be modest due to the fact it currently sells its products primarily in United States dollars. At March 25, 2000 the Company had not engaged in any foreign currency hedging activities.

Significant Customers

The Company's financial results for the fiscal year ended March 25, 2000 include significant OEM sales of multimedia speaker systems to Gateway. The terms of these sales are governed by the Master Supply Agreement between Gateway and the Company. On July 19, 1999, the Company entered into a new three year Master Supply Agreement with Gateway. Since this Master Supply Agreement with Gateway does not contain minimum or scheduled purchase requirements, purchase orders by Gateway may fluctuate significantly from quarter to quarter over the terms of the agreement. Based on information currently available from our OEM customer, the Company anticipates that our OEM sales should reflect a slight increase in sales during the fiscal year ending March 31, 2001. The loss of Gateway as a customer or any significant portion of orders from Gateway could have a material adverse affect on the Company's business, results of operations and financial condition. In addition, the Company also could be materially adversely affected by any substantial work stoppage or interruption of production at Gateway or if Gateway were to reduce or cease conducting operations.

Management's Discussion and Analysis
of Financial Condition and results of Operation

International Operations

Export sales accounted for approximately 17%, 14% and 19% of the Company's net sales during Fiscal 2000, 1999 and 1998, respectively, with sales concentrations in Europe, Asia and Canada. The Company also distributes its products through two foreign subsidiaries. The Company obtains a substantial supply of inventory from manufacturers located in foreign countries. The Company has no long-term, fixed price contracts or arrangements for inventory supplied by such foreign manufacturers. The Company could readily obtain such inventory from other sources, but there can be no assurance that it would not be at some delay. Any substantial delay in obtaining inventory from another supplier could have an adverse effect on the Company's business, results of operation and financial condition. A number of factors beyond the control of the Company, including, but not limited to, changes in world politics, unstable governments in foreign customer and manufacturer nations and inflation, may affect the operations or financial condition of the Company's foreign customers and manufacturers, as well as the timing of orders and deliveries of Boston Acoustics' products by such customers and manufacturers.

Year 2000 Compliance

To date, the Company's internal business systems have experienced no adverse impact from the transition to the Year 2000. In addition, the Company is not aware of any Year 2000 related issues with any of its customers, suppliers or other third parties with whom it has business relationships. The Company does not expect to incur any significant additional costs relating to Year 2000 issues.

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

                                                     Consolidated Balance Sheets

                                                                March 25, 2000   March 27, 1999
-----------------------------------------------------------------------------------------------
Assets
Current Assets:
 Cash and cash equivalents                                        $ 1,506,741      $ 2,096,246
 Accounts receivable, net of allowance for doubtful accounts
  of approximately $345,000 and $463,000, respectively             12,632,632       12,586,919
 Inventories                                                       19,333,515       21,651,847
 Deferred income taxes                                              1,545,000        1,524,000
 Prepaid expenses and other current assets                          1,151,536          478,174
                                                                 ------------------------------
    Total current assets                                           36,169,424       38,337,186
                                                                 ------------------------------

Property and Equipment, at Cost:
 Machinery and equipment                                           13,517,432       10,890,563
 Building and improvements                                          7,925,701        7,113,384
 Office equipment and furniture                                     4,131,718        3,862,578
 Land                                                               1,815,755        1,433,365
 Motor vehicles                                                       259,319          360,963
                                                                 ------------------------------
                                                                   27,649,925       23,660,853

 Less--Accumulated depreciation and amortization                   12,035,891        9,699,448
                                                                 ------------------------------
                                                                   15,614,034       13,961,405
                                                                 ------------------------------
Other Assets, Net                                                   1,080,569          940,226
                                                                 ------------------------------
                                                                  $52,864,027      $53,238,817
                                                                 ==============================

Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable                                                 $ 6,002,158      $ 2,465,201
 Accrued payroll and payroll-related expenses                       2,148,272        1,553,933
 Dividends payable                                                    417,201          425,967
 Other accrued expenses                                             1,171,200          796,795
 Accrued income taxes                                                      --          359,689
 Current maturity of line of credit                                 1,602,287        3,265,018
                                                                 ------------------------------
    Total current liabilities                                      11,341,118        8,866,603
                                                                 ------------------------------

Line of Credit, net of current portion                              4,850,000       10,500,000
                                                                 ------------------------------

Commitments (Note 8)

Shareholders' Equity:
 Common stock, $0.01 par value-
  Authorized--8,000,000 shares
  Issued--5,080,764 and 5,011,700 shares in 2000
   and 1999, respectively                                              50,807           50,117
 Additional paid-in capital                                           918,534          636,581
 Retained earnings                                                 38,131,912       33,185,516
                                                                 ------------------------------
                                                                   39,101,253       33,872,214
Less--Treasury stock, 172,500 shares, at cost                       2,428,344               --
                                                                 ------------------------------
    Total shareholders' equity                                     36,672,909       33,872,214
                                                                 ------------------------------
                                                                  $52,864,027      $53,238,817
                                                                 ==============================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

                                                                   For the Years Ended
                                                --------------------------------------------------------
                                                March 25, 2000       March 27, 1999       March 28, 1998
--------------------------------------------------------------------------------------------------------
Net Sales                                        $107,997,650         $117,968,407         $ 82,399,284

Cost of Goods Sold                                 74,248,866           78,787,500           50,344,605
                                                --------------------------------------------------------
 Gross profit                                      33,748,784           39,180,907           32,054,679
                                                --------------------------------------------------------

Selling and Marketing Expenses                     11,166,266           10,220,020            8,144,786

General and Administrative Expenses                 5,182,270            4,951,075            3,986,437

Engineering and Development Expenses                5,935,690            5,106,001            3,513,321
                                                --------------------------------------------------------
 Total operating expenses                          22,284,226           20,277,096           15,644,544
                                                --------------------------------------------------------
 Income from operations                            11,464,558           18,903,811           16,410,135

Interest Income                                       111,941               89,012              220,430

Interest and Other Expense                           (754,982)            (762,397)          (1,059,330)
                                                --------------------------------------------------------
 Income before provision for income taxes          10,821,517           18,230,426           15,571,235

Provision for Income Taxes                          4,175,000            6,966,000            5,995,000
                                                --------------------------------------------------------
 Net income                                      $  6,646,517         $ 11,264,426         $  9,576,235
                                                ========================================================

Net Income per Share:
  Basic                                          $       1.32         $       2.26         $       1.83
                                                ========================================================
  Diluted                                        $       1.25         $       2.14         $       1.74
                                                ========================================================

Weighted Average Common Shares
 Outstanding (Note 2):
  Basic                                             5,016,954            4,987,730            5,232,341
                                                ========================================================
  Diluted                                           5,302,734            5,254,744            5,512,179
                                                ========================================================

Dividends per Share                              $        .34         $        .34         $        .33
                                                ========================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                 Consolidated Statements of Shareholders' Equity

                                         Common Stock
                                   -----------------------     Additional                                           Total
                                    Number of     $.01 Par        Paid-in        Retained        Treasury    Shareholders'
                                       Shares        Value        Capital        Earnings           Stock          Equity
--------------------------------------------------------------------------------------------------------------------------
Balance March 29, 1997              6,904,432       69,044      4,950,394      38,322,082      (4,432,515)     38,909,005

  Exercise of stock options            31,896          319        397,330              --              --         397,649
  Purchase of 1,347,302 shares
    of common stock                        --           --             --              --     (23,914,602)    (23,914,602)
  Issuance of restricted
    common stock                           --           --             --              --         105,000         105,000
  Dividends                                --           --             --      (1,653,040)             --      (1,653,040)
  Issuance of common
    stock warrants                         --           --        484,000              --              --         484,000
  Net income                               --           --             --       9,576,235              --       9,576,235
                                   ---------------------------------------------------------------------------------------
Balance March 28, 1998              6,936,328       69,363      5,831,724      46,245,277     (28,242,117)     23,904,247

  Exercise of stock options            40,254          403        392,126              --              --         392,529
  Dividends                                --           --             --      (1,688,988)             --      (1,688,988)
  Retirement of
    treasury stock                 (1,964,882)     (19,649)    (5,587,269)    (22,635,199)     28,242,117              --
  Net income                               --           --             --      11,264,426              --      11,264,426
                                   ---------------------------------------------------------------------------------------
Balance March 27, 1999              5,011,700    $  50,117    $   636,581    $ 33,185,516    $         --    $ 33,872,214

  Exercise of stock options
    and warrants                       69,064          690        281,953              --              --         282,643
  Dividends                                --           --             --      (1,700,121)             --      (1,700,121)
  Purchase of 172,500 shares
    of common stock                        --           --             --              --      (2,428,344)     (2,428,344)
  Net income                               --           --             --       6,646,517              --       6,646,517
                                   ---------------------------------------------------------------------------------------
Balance March 25, 2000              5,080,764    $  50,807    $   918,534    $ 38,131,912    $ (2,428,344)   $ 36,672,909
                                   =======================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                    For the Years Ended
                                                      ------------------------------------------------
                                                       March 25, 2000  March 27, 1999  March 28, 1998
------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income                                            $  6,646,517    $ 11,264,426    $  9,576,235
  Adjustments to reconcile net income to net cash
    provided by operating activities-
      Depreciation and amortization                        2,740,763       2,716,454       1,779,143
      Deferred income taxes                                  (72,000)       (377,000)       (345,000)
      Compensation expense related to issuance
       of restricted stock and warrants                           --              --         589,000
      Changes in assets and liabilities,
       net of acquisitions-
         Accounts receivable                                 (45,713)       (959,199)     (2,110,297)
         Inventories                                       2,318,332      (8,673,052)     (3,076,320)
         Prepaid expenses and other current assets          (673,362)         (6,069)        414,674
         Accounts payable                                  3,536,957        (833,356)      2,204,062
         Accrued payroll and other accrued expenses          968,745         (34,825)        604,840
         Accrued income taxes                               (359,689)        184,526          73,940
                                                      ------------------------------------------------
           Net cash provided by operating activities      15,060,550       3,281,905       9,710,277
                                                      ------------------------------------------------

Cash Flows from Investing Activities:
  Purchases of property and equipment, net                (4,090,642)     (4,356,459)     (1,578,291)
  Proceeds from sale of held -to-maturity investments             --              --       3,616,618
  Increase in other assets                                  (392,093)        (82,384)        (36,282)
                                                      ------------------------------------------------
           Net cash (used in)
            provided by investing activities              (4,482,735)     (4,438,843)      2,002,045
                                                      ------------------------------------------------

Cash Flows from Financing Activities:
  Proceeds from exercise of stock options                    282,643         392,529         397,649
  Net (payments) proceeds from line of credit             (7,312,731)        667,393      12,500,000
  Purchases of Treasury stock                             (2,428,344)             --     (23,914,602)
  Dividends paid                                          (1,708,888)     (1,677,307)     (1,762,032)
                                                      ------------------------------------------------
           Net cash used in financing activities         (11,167,320)       (617,385)    (12,778,985)
                                                      ------------------------------------------------

Net Decrease in Cash and Cash Equivalents                   (589,505)     (1,774,323)     (1,066,663)
Cash and Cash Equivalents, beginning of year               2,096,246       3,870,569       4,937,232
                                                      ------------------------------------------------
Cash and Cash Equivalents, end of year                  $  1,506,741    $  2,096,246    $  3,870,569
                                                      ================================================

Supplemental Disclosure of Noncash
  Financing Activities:
    Dividends payable                                   $    417,201    $    425,967    $    414,287
                                                      ================================================
    Retirement of Treasury stock                        $         --    $ 28,242,117    $         --
                                                      ================================================

Supplemental Disclosure of Cash
  Flow Information:
    Cash paid for income taxes                          $  5,446,130    $  7,127,792    $  6,265,799
                                                      ================================================
    Cash paid for interest                              $    768,878    $    785,763    $  1,059,330
                                                      ================================================

Supplemental Disclosure of Noncash
  Items related to Acquisition of
  Boston Acoustics Deutschland:
    Fair value of assets acquired, excluding cash       $         --    $    639,750    $         --
                                                      ================================================
    Post-acquisition adjustment to intangible assets    $         --    $    236,477    $         --
                                                      ================================================
    Liabilities and debt assumed                        $         --    $    876,227    $         --
                                                      ================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                      Notes to Consolidated Financial Statements

1. Operations and Significant Accounting Policies

Boston Acoustics, Inc. and subsidiaries (the Company) engineers, manufactures and markets home loudspeakers, automotive speakers, and speakers for multimedia environments. The Company's products are principally marketed in the United States, Canada, Europe, and Asia through selected audio and audio-video specialty dealers and distributors.

The accompanying consolidated financial statements reflect the operations of the Company and its wholly owned subsidiaries. All significant intercompany amounts have been eliminated in consolidation.

The accompanying consolidated financial statements reflect the application of the following significant accounting policies:

a Revenue Recognition

Revenue is recognized when products are shipped to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable, and collection of the related receivable is probable.

b Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

c Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

                                                     March 25,         March 27,
                                                         2000              1999
--------------------------------------------------------------------------------
Raw materials and work-in-process                 $10,547,363       $ 9,425,814

Finished goods                                      8,786,152        12,226,033
                                                 -------------------------------
                                                  $19,333,515       $21,651,847
                                                 ===============================

Work-in-process and finished goods inventories consist of materials, labor, and manufacturing overhead.

d Depreciation and Amortization

The Company provides for depreciation and amortization using both the straight-line and accelerated methods by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives, as follows:

Asset Classification                                       Estimated Useful Life
--------------------------------------------------------------------------------
Machinery and equipment                                                3-5 years

Building and improvements                                               39 years

Office equipment and furniture                                         3-5 years

Motor vehicles                                                           3 years

e Warranty Costs

Warranty costs are estimated and recorded by the Company at the time of product shipment. During the years ended March 25, 2000, March 27, 1999, and March 28, 1998, warranty costs recorded by the Company were approximately $221,000, $241,000, and $193,000, respectively.

f Foreign Currency Translation

In accordance with SFAS No. 52, Foreign Currency Translation, the Company has determined that the functional currency of its foreign subsidiaries is the U.S. dollar. Accordingly, all monetary assets and liabilities for these entities are translated at year-end exchange rates, while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year. Gains or losses from changes in exchange rates are recognized in consolidated income in the year of occurrence. During the three-year period ended March 25, 2000, foreign currency exchange gains and losses were not significant.

g Income Taxes

The Company provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

h Postretirement and Postemployment Benefits

The Company has no obligation for postretirement or postemployment benefits.

i Use of Estimates

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

j Concentration of Credit Risk

SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign

Notes to Consolidated Financial Statements

exchange contracts, option contracts, or other foreign hedging arrangements. The Company maintains the majority of its cash balances with three financial institutions. The Company's accounts receivable credit risk is not concentrated within any geographic area and does not represent a significant credit risk to the Company. During Fiscal 2000, two customers represented 54% of the Company's net sales. During Fiscal 1999 and 1998, one customer represented 53% and 34%, respectively, of the Company's net sales. As of March 25, 2000, four customers represented 46% of the Company's accounts receivable balance. As of March 27, 1999, three customers represented 43% of the Company's accounts receivable balance. The Company maintains an allowance for potential credit losses, but historically it has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

k Financial Instruments

SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure about fair value of financial instruments. Financial instruments consist of cash equivalents, accounts receivable, accounts payable, and debt. The estimated fair value of these financial instruments approximates their carrying value and, except for accounts receivable and accounts payable, is based primarily on market quotes. The Company's cash equivalents are generally obligations of the federal government or investment-grade corporate or municipal issuers. The Company, by policy, limits the amount of credit exposure to any one financial institution.

l Impairment of Long-Lived Assets

The Company follows the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 121 addresses accounting and reporting requirements for impairment of long-lived assets based on their fair market values. The carrying value of intangible assets, principally goodwill, is periodically reviewed by the Company based on the expected future undiscounted operating cash flows of the related business unit. Based on its most recent analysis, the Company believes that no material impairment of intangible assets exists as of March 25, 2000.

m Comprehensive Income

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. The Company adopted SFAS No. 130 effective March 29, 1998. There was no impact to the Company as a result of adopting SFAS No. 130, as there were no differences between net income and comprehensive income for all periods presented.

n Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting disclosure standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect adoption of this statement to have a material impact on its consolidated financial position or results of operations.

The Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, in December 1999. The Company believes that the guidance provided in SAB No. 101 will not have a material impact on future operating results.

In March 2000, the FASB issued Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation - an Interpretation of APB Opinion No. 25 in certain situations, as defined. The interpretation is effective July 1, 2000, but covers certain events during the period after December 15, 1998 but before the effective date. The Company expects that the adoption of this interpretation will not have any effect on the accompanying financial statements.

2 Net Income per Share

The Company follows the provisions of SFAS No. 128, Earnings per Share. This standard requires presentation of both basic and diluted earnings per share on the face of the statements of income. These financial statements have been prepared and presented based on this standard. For the year ended March 25, 2000 and March 28, 1998, 213,600 and 1,929 shares, respectively, have been excluded from the weighted average number of common and dilutive potential shares outstanding, as their effect would be antidilutive. For the year ended March 27, 1999, no antidilutive shares have been excluded from the weighted average number of common and dilutive potential common shares outstanding.

The computation of basic and diluted shares outstanding, as required by SFAS No. 128, is as follows:


For the Year Ended                     March 25,       March 27,       March 28,
                                           2000            1999            1998
--------------------------------------------------------------------------------
Basic weighted
 average common
 shares outstanding                   5,016,954       4,987,730       5,232,431

Dilutive effect of
 assumed exercise
 of stock options
 and warrant                            285,780         267,014         279,748
                                     -------------------------------------------
Weighted average
 common shares
 outstanding
 assuming dilution                    5,302,734       5,254,744       5,512,179
                                     ===========================================


3 Income Taxes

The components of the Company's deferred tax assets consist of the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance has not been provided, as the Company expects to realize all deferred tax amounts.

The approximate tax effect of each temporary difference is as follows:

                                                      March 25,        March 27,
                                                          2000             1999
--------------------------------------------------------------------------------
Current deferred tax asset-

 Accruals not currently deductible                  $  527,000       $  803,000

 Receivable reserves                                   418,000          362,000

 Inventory reserves                                    600,000          359,000
                                                   -----------------------------
                                                     1,545,000        1,524,000

Noncurrent deferred tax asset-

 Depreciation                                          283,000          232,000
                                                   -----------------------------
 Total deferred tax assets                          $1,828,000       $1,756,000
                                                   =============================


The noncurrent deferred income taxes are included in other assets in the accompanying consolidated balance sheets.

The components of the provision for income taxes shown in the accompanying consolidated statements of income consist of the following:

                                   March 25,         March 27,         March 28,
                                       2000              1999              1998
--------------------------------------------------------------------------------
Current-

Federal                         $ 3,467,000       $ 6,089,000       $ 4,776,000

State                               780,000         1,254,000         1,564,000
                               -------------------------------------------------
                                  4,247,000         7,343,000         6,340,000
                               -------------------------------------------------
Deferred-

Federal                             (60,000)         (348,000)         (297,000)

State                               (12,000)          (29,000)          (48,000)
                               -------------------------------------------------
                                    (72,000)         (377,000)         (345,000)
                               -------------------------------------------------
Provision for
 income taxes                   $ 4,175,000       $ 6,966,000       $ 5,995,000
                               =================================================


The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate, as follows:

                                                March 25,  March 27,  March 28,
                                                    2000       1999       1998
--------------------------------------------------------------------------------
Federal statutory rate                              34.1%      34.4%      34.3%

Increase in taxes resulting
from state income taxes,
net of federal income
tax benefit                                          4.9        4.3        5.0

Municipal bond interest                               --         --        (.2)

Foreign sales corporation                           (1.1)       (.7)      (1.5)

Other                                                 .7         .2         .9
                                                   -----------------------------
                                                    38.6%      38.2%      38.5%
                                                   =============================


4 Shareholders' Equity

a Stock Split

On August 17, 1998, the stockholders approved a 3-for-2 split of the Company's common stock, effected in the form of a stock dividend. The effect of the stock split has been retroactively reflected in the accompanying consolidated financial statements.

b Stock Options

The Company maintained an incentive stock option plan (the 1986 Plan), which expired in October 1996. The Company has 29,650 options outstanding under the 1986 Plan as of March 25, 2000. In February 1996, the Board of Directors approved a new incentive stock option plan (the 1996 Plan) authorizing the issuance of incentive stock options and nonqualified stock options for the purchase of 300,000 shares of common stock. The 1996 Plan is administered by the Board of Directors, and options are granted at not less than the fair market value of the Company's common stock on the date of grant. As of March 25, 2000, the Company has 273,500 options outstanding under the 1996 Plan.

In May 1997, the Board of Directors approved a new stock option plan (the 1997
Plan) authorizing the issuance of incentive stock options and nonqualified stock options for the purchase of 450,000 shares of common stock. The 1997 Plan permits the granting of nonqualified stock options and incentive stock options. As of March 25, 2000, the Company has 332,483 options outstanding under the 1997 Plan.

Notes to Consolidated Financial Statements

The following is a summary of all stock option activity:

                                                                        Weighted
                                              Number                     Average
                                          of Options        Price Range    Price
--------------------------------------------------------------------------------
Outstanding at March 29, 1997                238,000     11.33 -  13.00    12.37

 Granted                                     303,750     14.67 -  19.89    16.49

 Exercised                                   (31,896)    11.33 -  13.00    12.47

 Canceled                                     (8,000)    11.67 -  13.00    12.33
                                            ------------------------------------
Outstanding at March 28, 1998                501,854     11.33 -  19.89    14.86

 Granted                                      63,750              20.25    20.25

 Exercised                                   (40,254)    11.33 -  18.08    13.15

 Canceled                                     (1,100)             18.08    18.08
                                            ------------------------------------
Outstanding at March 27, 1999                524,250     11.67 -  20.25    15.64

 Granted                                     127,375     11.63 -  12.88    11.80

 Exercised                                   (11,500)    11.67 -  13.00    12.71

 Canceled                                     (4,492)    13.00 -  20.25    17.84
                                            ------------------------------------
Outstanding at March 25, 2000                635,633    $11.63 - $20.25   $14.90
                                            ====================================
Exercisable at March 25, 2000                359,164    $11.63 - $20.25   $14.68
                                            ====================================
Exercisable at March 27, 1999                211,953    $11.67 - $19.89   $14.30
                                            ====================================
Options available for future
grants at March 25, 2000                     114,717
                                            =========


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


                                        March 25,       March 27,      March 28,
                                            2000            1999           1998
--------------------------------------------------------------------------------
Risk-free interest rate               6.03%-6.78%           4.18%          6.15%

Expected dividend
 yield (per share)                        $ 0.34          $ 0.34         $ 0.33

Expected lives (years)                      5-10             5-7           5-10

Expected volatility                           48%             52%            26%


The weighted average grant date fair value per share of options granted during the years ended March 25, 2000, March 27, 1999 and March 28, 1998 under these plans is $5.02, $9.23 and $5.72, respectively.

As of March 25, 2000, March 27, 1999, and March 28, 1998, the weighted average remaining contractual life of outstanding options under these plans is 6.09 years, 6.80 years, and 7.25 years, respectively.

Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and basic and diluted net income per share would have been reduced to the following pro forma amounts:


                                         March 25,      March 27,      March 28,
                                             2000           1999           1998
--------------------------------------------------------------------------------
Net income-

  As reported                         $ 6,646,517    $11,264,426    $ 9,576,235

  Pro forma                             5,795,414     10,455,893      9,031,049

Net income per share,
 as reported-

  Basic                               $      1.32    $      2.26    $      1.83

  Diluted                                    1.25           2.14           1.74

Net income per share,
 pro forma-

  Basic                               $      1.16    $      2.10    $      1.73

  Diluted                                    1.09           1.99           1.64


c Warrant

In connection with a supply agreement entered into in March 1997, the Company granted a customer a fully exercisable warrant to purchase up to 150,000 shares of common stock at an exercise price of $11.67 per share. In accordance with SFAS No. 123, the Company calculated the value of these warrants at $484,000, which was charged to operations during Fiscal 1998, as product was shipped to the customer. In July 1999, the customer exercised all outstanding warrants through a cashless exercise, resulting in the issuance of 57,564 shares of common stock.

d Issuance of Restricted Common Stock

In July 1997, the Company issued 7,500 shares of restricted common stock to an officer at no cost. The shares vested immediately. The Company recorded the fair value of the restricted common stock as a charge to operations in Fiscal 1998.

e Purchase of Common Stock

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

5 Line of Credit

In June 1997, the Company entered into a unsecured revolving loan agreement with a bank for $25,000,000. The loan matures on July 1, 2002. Interest is charged at LIBOR on the first day of the interest period plus a fixed-rate spread based on certain financial ratios (6.54% as of March 25,

2000). As of March 25, 2000, $6,250,000 was outstanding under this revolving loan agreement, of which $1,500,000 has been classified as short-term, as the Company expects to repay this amount during Fiscal 2001. In connection with this agreement, the Company must comply with certain restrictive covenants, including maintaining minimum levels of profitability. As of March 25, 2000, the Company was in compliance with all covenants.

The Company also has a $1,500,000 unsecured line of credit with another bank available for letters of credit, bankers' acceptances and direct advances. Interest on letters of credit and bankers' acceptances is based on the prevailing rate (1.5% at March 25, 2000). Direct advances accrue interest at the bank's commercial base rate (9.0% at March 25, 2000). No amounts were outstanding under the line of credit at March 25, 2000 and March 27, 1999.

During Fiscal 1999, the Company entered in a line of credit with a German bank denominated in deutschemarks. At March 25, 2000, there was DM 204,768 outstanding under this line of credit.

6 Segment Reporting

The Company has determined it has two reportable segments: core, and original equipment manufacturer (OEM) and multimedia. The Company's reportable segments are strategic business units that sell the Company's products to distinct distribution channels. Both segments derive their revenues from the sale of audio systems. They are managed separately because each segment requires different selling and marketing strategies as the class of customers within each segment is different. The Company's disclosure of segment performance is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company does not allocate operating expenses between its two reportable segments. Accordingly, the Company's measure of profit for each reportable segment is based on gross profit.


                                                        OEM and
2000                                      Core       Multimedia            Total
--------------------------------------------------------------------------------
Net sales                         $ 58,797,803     $ 49,199,847     $107,997,650
                                  ==============================================
Gross profit                        21,633,212       12,115,572       33,748,784
                                  ==============================================
Depreciation
 and amortization                 $    988,573     $    148,701     $  1,137,274
                                  ==============================================
Capital expenditures              $  3,466,081     $    624,561     $  4,090,642
                                  ==============================================

                                                        OEM and
1999                                      Core       Multimedia            Total
--------------------------------------------------------------------------------
Net sales                         $ 55,484,371     $ 62,484,036     $117,968,407
                                  ==============================================
Gross profit                        23,968,152       15,212,755       39,180,907
                                  ==============================================
Depreciation
 and amortization                 $    753,611     $     58,236     $    811,847
                                  ==============================================
Capital expenditures              $  4,076,372     $    280,087     $  4,356,459
                                  ==============================================

                                                        OEM and
1998                                      Core       Multimedia            Total
--------------------------------------------------------------------------------
Net sales                         $ 51,703,187     $ 30,696,097     $ 82,399,284
                                  ==============================================
Gross profit                        21,141,874       10,912,805       32,054,679
                                  ==============================================
Depreciation and
 amortization                     $    656,342     $     22,818     $    679,160
                                  ==============================================
Capital expenditures              $  1,427,154     $    151,137     $  1,578,291
                                  ==============================================


Total assets specifically identifiable within each reportable segment are as follows:

                                                  March 25,            March 27,
                                                      2000                 1999
--------------------------------------------------------------------------------
Core                                           $45,808,922          $43,974,112

OEM and Multimedia                               7,055,105            9,264,705
                                              ----------------------------------
                                               $52,864,027          $53,238,817
                                              ==================================

The following table identifies sales by geographic region. Sales are attributed to countries based on location of customer:


                                   March 25,         March 27,         March 28,
For the Years Ended                    2000              1999              1998
--------------------------------------------------------------------------------
United States                  $ 89,638,049      $101,452,830      $ 66,743,420

Other                            18,359,601        16,515,577        15,655,864
                              --------------------------------------------------
                               $107,997,650      $117,968,407      $ 82,399,284
                              ==================================================


No individual country included in "Other" accounted for more than 10% of net sales for the fiscal years presented above.

7 Employee Benefit Plan

The Company has a 401(k) Retirement Plan (the 401(k) Plan). The 401(k) Plan is a defined contribution plan established under the provisions of Section 401(k) of the Internal Revenue Code. The Company may make a matching contribution of 25% of each participant's contribution, up to a maximum of 5% of a participant's compensation for the plan year. The Company contributed approximately $84,000, $73,000, and $58,000 to the 401(k) Plan during Fiscal 2000, 1999, and 1998, respectively.

8 Commitments

The Company has leased certain of its facilities under operating lease agreements that expire in Fiscal 2001. The leases require payments of approximately $175,000 through 2001. Total rent expense for Fiscal 2000, 1999, and 1998 was $388,000, $218,000, and $143,000, respectively.

Report of Independent Public Accountants

To Boston Acoustics, Inc.:

We have audited the accompanying consolidated balance sheets of Boston Acoustics, Inc. (a Massachusetts corporation) and subsidiaries as of March 25, 2000 and March 27, 1999 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 25, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Acoustics, Inc. and subsidiaries as of March 25, 2000 and March 27, 1999 and the results of their operations and their cash flows for each of the three years in the period ended March 25, 2000 in conformity with accounting principles generally accepted in the United States.

                                                             Arthur Andersen LLP

                                                           Boston, Massachusetts

                                                                    May 10, 2000

Five Year Selected Financial Data

                                           2000       1999       1998       1997       1996
-------------------------------------------------------------------------------------------
Income Statement Data
 Net Sales                             $107,998   $117,968   $ 82,399   $ 50,309   $ 46,325
 Net Income                               6,647     11,264      9,576      5,485      6,631
 Basic Earnings Per Share                  1.32       2.26       1.83       0.85       1.01
 Diluted Earnings Per Share                1.25       2.14       1.74       0.82       1.01
 Weighted Average Shares Outstanding
  Basic                                   5,017      4,988      5,232      6,427      6,530
  Diluted                                 5,303      5,255      5,512      6,684      6,532
 Dividends Per Share                   $   0.34   $   0.34   $   0.33   $   0.33   $   0.33

Balance Sheet Data
 Working Capital                       $ 24,828   $ 29,471   $ 20,319   $ 24,681   $ 26,083
 Total Assets                            52,864     53,239     42,499     42,230     43,124
 Shareholders' Equity                    36,673     33,872     23,904     38,909     39,893

Quarterly Financial Data

                                 First     Second      Third     Fourth
                               Quarter    Quarter    Quarter    Quarter       Year
----------------------------------------------------------------------------------
Year Ended March 25, 2000
 Net Sales                    $ 21,845   $ 28,680   $ 30,567   $ 26,906   $107,998
 Gross Profit                    7,040      8,638     10,409      7,662     33,749
 Net Income                      1,139      1,673      2,800      1,035      6,647
 Basic Earnings Per Share         0.23       0.33       0.55       0.21       1.32
 Diluted Earnings Per Share       0.21       0.31       0.51       0.19       1.25

----------------------------------------------------------------------------------
Year Ended March 27, 1999
 Net Sales                    $ 21,500   $ 26,350   $ 37,306   $ 32,812   $117,968
 Gross Profit                    7,510      8,888     12,235     10,548     39,181
 Net Income                      2,019      2,563      3,953      2,729     11,264
 Basic Earnings Per Share         0.41       0.51       0.79       0.55       2.26
 Diluted Earnings Per Share       0.39       0.48       0.75       0.52       2.14

                                                         Shareholder Information

Boston Acoustic, Inc. encourages investors to become informed about its business. Additional information, copies of this report and the Company's Form 10-K filed with the Securities and Exchange Commission may be obtained by writing to Debra A. Ricker-Rosato, Vice President - Finance.

Dividend Policy

In August of 1992 the Company authorized a 50% increase in its annual dividend rate from $.133 to $.20 per share. In February 1993 the Company authorized an increase to $.267 per share and in February 1995 authorized an increase to $.333 per share. In August 1998, after announcing a 3:2 stock split, the Company authorized an increase to $.34 per share. Dividends are declared and paid quarterly. Four quarterly dividends totalling $.34 were declared during Fiscal 2000.

Stock Market Activity

The common stock of Boston Acoustics, Inc. has been listed on the NASDAQ National Market System under the symbol BOSA since its initial public offering on December 12, 1986. The following table sets forth high and low closing prices by quarter reported by NASDAQ:

Fiscal 2000                                                High              Low
--------------------------------------------------------------------------------
First Quarter                                            19.313           15.938
Second Quarter                                           23.625           14.750
Third Quarter                                            16.500           11.063
Fourth Quarter                                           15.250           11.875

Fiscal 1999                                                High              Low
--------------------------------------------------------------------------------
First Quarter                                            27.170           20.000
Second Quarter                                           31.000           21.000
Third Quarter                                            26.500           20.250
Fourth Quarter                                           30.500           18.000

There were 141 shareholders of record as of March 25, 2000. Shareholders who beneficially own common stock held in nominee of street name are not included in the number of shareholders of record.

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

Moses A. Gabbay
Chief Operating Officer
Boston Acoustics, Inc.

George J. Markos
Senior Vice President
and General Counsel
Yell-O-Glow Corporation

Lisa M. Mooney

Executive Officers

Andrew G. Kotsatos
Chairman, Chief Executive Officer and Treasurer

Moses A. Gabbay
Chief Operating Officer

Michael B. Chass
Vice President - Multimedia Products Group

Martin J. Harding
Vice President - Marketing

Paul F. Reed
Vice President - Administrative Services

Debra A. Ricker-Rosato
Vice President - Finance

Michael J. Rudd
Vice President - New Technology

Robert L. Spaner
Vice President - Sales

Boston
BostonAcoustics.com

Boston Acoustics, Inc.
300 Jubilee Drive
Peabody, MA 01960
(978) 538-5000
www.bostonacoustics.com