Form 10-K, Exhibit 13
period 2001-03-31
BOSTON ACOUSTICS INC
filed 2001-06-29
CIK 805268

Boston Acoustics

                       ---------------------------------
                            BOSTON ACOUSTICS, INC.
                              2001 ANNUAL REPORT
                       ---------------------------------

                            [Picture Appears Here]

                            [Picture Appears Here]

Boston Acoustics builds world class audio products that people enjoy owning and recommend to others. We strive to earn the respect and support of our customers and firmly believe that the best relationships are long term.

[Picture Appears Here]                      Andrew G. Kotsatos
                                            Chairman and Chief Executive Officer



                                                                 Moses A. Gabbay
                                                                   President and
                                                         Chief Operating Officer

                                                          [Picture appears here]

To Our Shareholders


Net sales for Fiscal 2001 were $117.7 million, nine percent higher than last year. Net income was $3.9 million, 41% less than Fiscal 2000's $6.6 million. Diluted earnings were $.79 per share, 37% less than last year's $1.25 per share.

SOLVING TEMPORARY SYSTEM PROBLEMS
Early in the year, we ran into problems using some elements of a new ERP software system we installed in Fiscal 2000 to handle all our business and manufacturing needs. While restructuring system setups and re-training users to solve these problems, we had to deal with inventory control issues and double-digit increases in product demand at the same time.

The results were transitory inventory imbalances that ultimately led to excessive scrap and rework costs, write-offs, and unusual expenses for overtime and temporary contract labor. These costs, and larger than expected foreign currency translation costs, contributed to our decline in net earnings.

[Picture Appears Here]


NEW PRODUCTS
We continued to introduce new products for home, auto and multimedia applications, strengthening our offerings with a focus on meeting the evolving needs of our markets.

     . We filled out our VR-M reference line of home products with the VR-MC center channel and VR-MX surround channel models. The VR-M line now meets the need for complete, matched home theater speaker systems that deliver high performance in elegantly designed packages.

     . We introduced a completely redesigned CR series of bookshelf speakers.
       Along with a center channel speaker, the series includes four compact speaker models that can be used anywhere in the home as pairs of stereo speakers or as components of complete home theater systems.

     . We launched our first entry-level speaker system for computers. The BA65 is a powered two-piece system that performs nearly as well as our more expensive multimedia products but sells for only $29.95. We now offer a complete line of "good, better and best" multimedia audio products for OEM and retail channels.

     . We introduced two new lines of entry-level automotive speakers. FX coaxials replace our CX line, and FS components make our highly respected component expertise available to a broader range of customers. Both lines deliver sound quality that's far superior to standard factory speakers, in vehicles ranging from compact sports cars to the biggest SUVs.


     . Each year since 1997, Ford Motor Company has sold hundreds of vehicles with factory cutouts for 5x7" loudspeakers. To take advantage of the market created by these cutouts, we introduced four easy to install 5x7" speaker models, the RC820, FS80, RX87 and FX8. We believe we now offer the widest selection of 5x7" automotive speakers in the industry.

                                        Innovation   [Picture Appears Here]


AWARDS
In our industry, awards are a measure of how products are perceived by people who recognize and appreciate excellence. They are third-party endorsements that enhance the confidence in our quality for sales people as well as buyers. We were particularly pleased with the diversity of the Boston products that were Fiscal 2001 award winners. It is a demonstration of the broad base that we've built in the markets we serve.

HERE ARE SOME EXAMPLES:
The Consumer Electronics Show's prestigious Innovations awards are based on value, aesthetics and contribution to user's quality of life, as well as on innovation. The judges are prominent consumer electronics experts, including industrial designers, engineers and members of the trade press.

We had three Innovations winners this year:

     . The Lynnfield VR965 speaker system, three-way, three-driver with integral
       80 watt subwoofer

     . The PowerVent PV1000 high output powered subwoofer

     . The VR-M80 two-way floor standing speaker

AudioVideo International's Grand Prix awards are based on professional assessments of quality, design engineering, craftsmanship, and price/performance relationship. We took six awards in the 22nd annual competition. Our winners and their categories were:

     . VR950 (Mid Size Floor Standing Speakers)

     . CR8 (Bookshelf Speakers)

     . PV600 (Under 12" Subwoofers)

     . System 10k (Surround Satellite Speakers)

     . Grand Voyager (Outdoor Speakers)

     . DT6000 (Home Theater in a Box Systems)

[Picture Appears Here]


Criteria for the Autosound Grand Prix awards include sound reproduction quality, engineering, reliability, craftsmanship, product integrity and price-to-value relationship. Four of the award winners in the 19th annual competition were Boston automotive products. The winners and their categories were:

     . RM9 (6x9" Speakers)

     . RM6 (6.5/5.25" Speakers)

     . Pro 6.5 (Component Speaker Systems)

     . Pro 10.5 (10" Subwoofers)

STRENGTHENING MANAGEMENT
In August, Chief Operating Officer Moses A. Gabbay was elected President of the Company. Moses has been with Boston Acoustics for 20 years and has played a pivotal role in our growth and technological evolution. Since being elected, he has streamlined operations in our core business. Were it not for the slowing economy the results of these changes would be more evident.

MEETING BOTTOM LINE CHALLENGES
We are aggressively pursuing ways to improve our margins and increase profitability. We've sharpened our procurement policies and procedures to cut raw material and parts costs. We've reduced manufacturing costs by increasing efficiencies and offering incentives to minimize scrap and rework.

Because we're able to operate more efficiently, we have been able to trim expenses and increase our effectiveness at the same time. For example:

     . Since January we have reduced our workforce by 25%.

     . We vacated 40,000 square feet of leased warehouse space at the end of March and will vacate another 18,000 square feet of warehouse and office space in July. When that happens, we will have everybody under one roof again, further increasing efficiencies.

                                           Stay Tuned     [Picture Appears Here]

IDENTIFYING AND PURSUING MARKET OPPORTUNITIES
We are also aggressively pursuing market opportunities. For example, the custom installation market is growing and moving upscale. To take better advantage of resulting opportunities, we have created a dedicated custom installation product development team, and we are introducing a range of new products aimed at the growing high end of the market.

We also have a wide range of other new products in the pipeline. We now have skill sets that we didn't have a few years ago. We intend to use them to add new growth, to strengthen our positions in existing markets, and to reach new markets with new kinds of products.

LOOKING AHEAD
Sales ran well ahead of expectations for the first eight months of Fiscal 2001, driven by the robust economy and - in the home entertainment market - by the exploding popularity of DVD players. Then, in December, the slowing economy caught up with us and the rest of our industry.

The slowdown has persisted. The only sure thing about Fiscal 2002 is that it will be a challenge.

As we've discussed in the previous paragraphs, we are doing many things to meet that challenge. We have made notable progress in the past few months and expect to do more in the coming year to cut costs, increase efficiencies and improve our margins. We have significantly enhanced our ability to deliver the right products at the right times - and at the right costs.

Stay tuned.


/s/ Andrew G. Kotsatos                          /s/ Moses A. Gabbay


Andrew G. Kotsatos                              Moses A. Gabbay
Chairman and                                    President and
Chief Executive Officer                         Chief Operating Officer

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS



RESULTS OF OPERATIONS

The following table sets forth the results of operations for the years ended March 31, 2001, March 25, 2000, and March 27, 1999 expressed as percentages of net sales.


                                 ----------
                                 March 31,         March 25,          March 27,
                                    2001              2000               1999
For the Year Ended               (53 weeks)        (52 weeks)         (52 weeks)
--------------------------------------------------------------------------------
Net sales                          100.0%            100.0%             100.0%
Cost of goods sold                  73.5              68.8               66.8
                                 -----------------------------------------------
   Gross profit                     26.5              31.2               33.2
Selling and
  marketing
  expenses                          10.8              10.3                8.7
General and
  administrative
  expenses                           4.6               4.7                4.2
Engineering and
  development
  expenses                           4.5               5.5                4.3
                                 -----------------------------------------------
   Total operating
     expenses                       19.9              20.5               17.2
                                 -----------------------------------------------

   Income from
     operations                      6.6              10.7               16.0
Interest income
  (expense), net                    (0.5)             (0.6)              (0.6)
Other expense                       (0.4)             (0.1)               -
   Income before
     provision for
     income taxes                    5.7              10.0               15.4
Provision for
  income taxes                       2.4               3.9                5.9
                                 -----------------------------------------------
   Net income                        3.3%              6.1%               9.5%
                                 -----------------------------------------------

FISCAL 2001 COMPARED
WITH FISCAL 2000

Net Sales increased 9%, from approximately $108.0 million in Fiscal 2000 to $117.7 million in Fiscal 2001. Because the Company works on a 5-4-4 week quarter, there is an extra week every five years. The second quarter of Fiscal 2001 represents 14 weeks of sales and earnings compared to 13 weeks during the second quarter of Fiscal 2000. Fiscal 2001, therefore, represents 53 weeks of sales and earnings compared to 52 weeks during Fiscal 2000.

The overall sales increase was due to increases in both business segments during the first eight months of the fiscal year offset by the slowing economy and industry-wide decline in U.S. retail sales that began impacting the Core segment in December 2000. Although the OEM and Multimedia segment reflected an increase over the corresponding period a year ago, the increase was lower than originally expected. The overall sales increase in the OEM and Multimedia segment resulted primarily from sales of the BA65, the Company's first entry-level speaker system for computers. The BA65, a powered two-piece speaker system that offers performance similar to Boston's more expensive multimedia products was introduced in June 2000 and was made available through our OEM customer, Gateway, Inc. ("Gateway"), a leading global direct marketer of PC products. In addition, the Company experienced increased sales of its retail range of multimedia speaker systems offered through Multimedia retail and distribution channels.

New product introductions in the Core home entertainment product categories during the second and third quarters of Fiscal 2001 contributed to the overall results of the Core segment. The VR-MC center channel speaker system and the VR-MX surround speaker were introduced to compliment the VR-M50 and VR-M60 Monitor bookshelf speaker systems introduced last fiscal year. The VR-MC with a suggested retail of $600 each and the VR-MX with a suggested retail of $800 per pair are both available in cherry or black ash real wood veneer. The Lynnfield VR910 and VR920 high performance center channel speaker systems with suggested retails of $350 and $600, respectively, have end caps shaped and colored to match the design of our Lynnfield VR900 Series of floorstanding speakers. These models were introduced during the first quarter of Fiscal 2001. Sales of the PowerVent(R) powered subwoofer systems introduced last fiscal year continued to augment the Core business and offer high-quality bass reproduction for home entertainment systems. The CX line of after-market automotive speakers was replaced by the FX Series during the third quarter of Fiscal 2001. The new FX Series includes nine models ranging from $70 per pair to $140 per pair MRSP. In addition, during the last half of the year, the Company introduced a new entry-level line of component automotive systems, the FS Series. The FS50 and FS60 with suggested retails of $220 each and the FS80 with a suggested retail of $230 deliver high quality sound and broaden our product range of after-market automotive speaker systems.

The Company's gross margin decreased as a percentage of net sales from 31.2% in Fiscal 2000 to 26.5% in Fiscal 2001 due to increased production expenses including those associated with the Company's efforts to complete the fulfillment of back orders experienced during the first quarter of Fiscal 2001. These expenses included the hiring of temporary contract labor, increased overtime and rework, as well as higher scrap, freight, and warehousing costs as compared to the same period a year ago. Gross margins were also negatively impacted by the sales mix of the OEM/Multimedia segment of sales, which have lower gross margins and represented a larger portion of total net sales in Fiscal 2001 as compared to Fiscal 2000. During the fourth quarter of Fiscal 2001, the Company's gross margin was affected by the write-offs for obsolete and slow-moving inventory, rework of specific finished goods inventory, and restructuring charges related to the cutbacks of personnel in both January and March of 2001.

During Fiscal 2001, total operating expenses increased in absolute dollars but decreased as a percentage of net sales from 20.5% to 19.9%. Selling and marketing expenses have increased in both absolute dollars and as a percentage of net sales primarily due to increased salaries and benefits relating to additional personnel hired in the beginning of the fiscal year and increased advertising and related expenditures associated with both the Core and Multimedia product categories. General and administrative expenses have increased in absolute dollars while decreasing slightly as a percentage of net sales. The increase is attributable to increases in payroll-related costs, insurance expenses, and the write down of the goodwill associated with the acquisition of the Company's German subsidiary in Fiscal 1999. Engineering and development expenses decreased in both absolute dollars and as a percentage of net sales primarily due to lower consulting fees and lower outside services as compared to the same period a year ago.

Net interest expense for the fiscal year decreased in both absolute dollars and as a percentage of net sales compared to the corresponding period a year ago, due to lower borrowing rates, despite an increase in the Company's line of credit borrowings during the second fiscal quarter of approximately $5 million.

Other expenses for Fiscal 2001 include a charge of approximately $434,000 for foreign currency translation losses related to the strength of the USD and its effect on the Company's foreign subsidiaries.

The Company's effective income tax rate increased during Fiscal 2001 from 38.6% to 42.4% primarily as a result of the inability to benefit losses sustained by the Company's subsidiaries outside the U.S., including the foreign currency translation charge recorded in the fourth quarter and higher state tax liabilities as compared to a year ago.

Net income decreased 41% to approximately $3.9 million, while diluted earnings per share decreased 37% to $0.79 per share as compared to the same period a year ago. The decrease in net income for Fiscal 2001 is primarily the result of the increases in production expenses during the year, inventory rework and write-downs during the fourth quarter, a change in the product mix in the OEM and Multimedia business segment resulting in lower gross margins, and higher foreign currency translation costs as compared to the same period a year ago.

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

FISCAL 2000 COMPARED
WITH FISCAL 1999

Net Sales decreased 8%, from approximately $118.0 million to $108.0 million. The overall sales decrease was due to a $14.4 million decrease in the OEM sales of multimedia speaker systems to Gateway. This decrease was partially offset by increased sales of our core products and sales that resulted from our entry into the Multimedia retail and distribution channels during the latter part of the fiscal year. OEM sales to Gateway included the Digital BA735 subwoofer/satellite system introduced in the first quarter of Fiscal 2000, the Digital MediaTheater(TM) three-piece system, the DigitalTheater(TM) 6000, a complete Dolby(R) Digital 5.1 Channel Home Theater System and the BA7500 thin panel audio system designed for desktop theater applications such as DVDs and PC games. These products are available either as a component of certain pre-configured computer systems offered by Gateway, or as an upgrade option on those configurations that do not include Boston Acoustics' products as standard. The quantity of product sold as an upgrade option could fluctuate significantly from quarter to quarter and have an impact on the unit volume of OEM multimedia products.

During the fiscal year, growth in the Company's core business sales was primarily the result of successful new product introductions. The VR-M50 and VR-M60 Monitor speaker systems with suggested retail prices per pair of $700 and $1,000 are the Company's first real wood bookshelf speakers. Four new PowerVent(R) powered subwoofer systems contributed to the overall sales increase by addressing the consumer's desire for physically smaller high performance subwoofers. With suggested retail prices ranging from $300 to $1,200, they replaced three discontinued models.

The new Competitor Series and Generator Series of subwoofers for the automotive audio aftermarket were introduced during Fiscal 2000. The Competitor Series subwoofers are available in 15-inch, 12-inch, 10-inch and 8-inch sizes and are priced between $280 and $200 each MRSP. The Generator Series are high performance units with retail prices from $120 to $180. During the fiscal year, the Company enlarged its offering of audio systems with the DigitalTheater(TM) 7000. Retailing for $1,000, this six-piece Dolby(R) Digital system provides cinema quality sound and easy setup. The Company also introduced new multimedia products to its retail offerings. The BA4800 is an analog five-piece, 4-channel surround speaker system ideal for 4-channel PC gaming or any enhanced audio application at the desktop. Retailing for $200, the BA4800 provides theater-like thunder at a reasonable price.

The Company's gross margin decreased as a percentage of net sales from 33.2% to 31.2% due to a combination of increased manufacturing overhead expenses associated with new product introductions, additional rent expense associated with temporary offsite warehouse space during the fiscal year, along with planned closeout sales of discontinued models.

Total operating expenses increased as a percentage of net sales from 17.2% to 20.5% during Fiscal 2000. Selling and marketing expenses have increased in absolute dollars primarily due to increased salaries and benefits relating to additional personnel and increased licensed royalty fees. General and administrative expenses have increased in both absolute dollars and as a percentage of net sales primarily due to the $500,000 charge recorded as a result of the resignation of the Company's former President/COO effective April 3, 2000. Engineering and development expenses increased in absolute dollars primarily due to increased salaries and benefits relating to additional personnel and increased expenses associated with new product development.

Net interest expense for the fiscal year remained stable as a percentage of net sales compared to the corresponding period a year ago, primarily due to the utilization of working capital and repayments of a certain portion of the Company's line of credit obligations.

The Company's effective income tax rate increased slightly during the twelve-month period ended March 25, 2000 from 38.2% to 38.6% primarily due to a smaller proportion of the Company's income being derived outside the USA thereby reducing the tax benefits associated with the Company's foreign sales corporation.

Net income decreased 41% to approximately $6.6 million, while diluted earnings per share decreased 42% to $1.25 per share for the same period a year ago. The decrease in net income is primarily the result of the decrease in net sales and gross profit and the increase in operating expenses as compared to the same period a year ago.

LIQUIDITY AND
CAPITAL RESOURCES

During Fiscal 2001 and 2000, the Company financed its growth with cash generated from operations and bank borrowings. As of March 31, 2001, the Company's working capital was approximately $32,502,000, an increase of approximately $7,800,000 from March 25, 2000. The increase in working capital was primarily due to increases in inventory and an increase in cash and cash equivalents, as well as, a decrease in accounts payable and accrued payroll and related expenses. At March 31, 2001, the Company's inventory increased by approximately $5,289,000 compared to March 25, 2000 levels, primarily as a result of disappointing fourth quarter sales in both the Core and OEM segments of the business. Cash and cash equivalents increased by approximately $1,279,000, compared to levels at the end of Fiscal 2000 primarily due to accounts receivable payments during the last week of the fiscal year and increased borrowings on the Company's line of credit during the fiscal year. Current liabilities decreased by approximately $2,216,000 to approximately $9,125,000 primarily as a result of decreases in accounts payable and accrued payroll expenses offset by increases in accrued inventory rework and warranty costs and advertising expenses. Long-term debt increased by $5,150,000 as a result of borrowings against the Company's line of credit during Fiscal 2001. The Company has two lines of credit with two banking institutions totaling $26,500,000. At March 31, 2001, the Company had borrowings totaling $11,500,000 under its $25 million revolving credit agreement.

Net cash increased in Fiscal 2001 by $1,279,000 and decreased in Fiscal 2000 and 1999 by $590,000 and $1,774,000, respectively. Net cash provided by operating activities in fiscal years 2001, 2000 and 1999 was approximately $1,117,000, $15,187,000, and $3,282,000, respectively. Differences in cash flows from operating activities over this three-year period were primarily related to significant year-to-year changes in net income, accounts receivable, inventories and accounts payable. Net cash used in investing activities for fiscal years 2001, 2000 and 1999 was approximately $3,323,000, $4,483,000, and $4,439,000, respectively. Net cash used in investing activities in Fiscal 2001 and Fiscal 2000 were for improvements to the existing facility and purchases of property and equipment. Net cash used in investing activities in Fiscal 1999 was due to purchases of property and equipment relating to production tooling and computer equipment. Net cash provided by (used in) financing activities in fiscal years 2001, 2000 and 1999 was approximately $3,485,000, ($11,294,000), and ($617,000), respectively. In Fiscal 2001, net cash provided by financing was the result of net borrowings under one of the Company's line of credit of approximately $5,048,000. In Fiscal 2000, net cash used in financing activities included $7,313,000 of net repayments of borrowings under one of the Company's credit facilities. In addition, during Fiscal 2000, the Company repurchased 172,500 shares of common stock for $2,428,344.

The Company believes that its current resources are adequate to meet its requirements for working capital and capital expenditures at least through Fiscal 2002.

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. The statement, as amended by SFAS No. 137, Deferral of the Effective Date of the FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Investments and Certain Hedging Activities - An Amendment of FASB Statement No. 133, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting disclosure standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. The Company does not expect adoption of this statement to have a material impact on its consolidated financial position or results of operations.

The Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, in December 1999. The Company adopted the provisions of SAB No. 101 during the fourth quarter of Fiscal 2001. The adoption of SAB No. 101 did not have a material impact on the Company's financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

a. Derivative Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments

As of March 31, 2001, the Company did not participate in any derivative financial instruments, or other financial and commodity instruments for which fair value disclosure would be required under SFAS No. 107. All of the Company's investments are considered cash equivalents money market accounts that are carried on the Company's books at amortized cost, which approximates fair market value. Accordingly, the Company has no quantitative information concerning the market risk of participating in such investments.

b. Primary Market Risk Exposures

The Company's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. The Company's investment portfolio of cash equivalents is subject to interest rate fluctuations, but the Company believes this risk is immaterial due to the short-term nature of these investments.

For the year ended March 31, 2001, foreign currency translation losses were approximately $434,000 and were the result of a strong USD as compared to the foreign currencies of the Company's subsidiaries. As of March 31, 2001 the Company had not engaged in any foreign currency hedging activities.

SIGNIFICANT CUSTOMERS

The Company's financial results for the fiscal year ended March 31, 2001 include significant OEM sales of multimedia speaker systems to Gateway. During Fiscal 2001, Gateway accounted for 46% of the Company's net sales. The terms of these sales are governed by the Master Supply Agreement between Gateway and the Company which defines such issues as ordering and invoicing procedures, shipping charges, warranties, repair service support, product safety requirements, etc. This Master Supply Agreement with Gateway does not contain minimum or scheduled purchase requirements; therefore, purchase orders by Gateway may fluctuate significantly from quarter to quarter. Based on information currently available from our OEM customer, the Company anticipates that our OEM sales should decrease during the fiscal year ending March 30, 2002. The loss of Gateway as a customer or any significant portion of orders from Gateway could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company also could be materially adversely affected by any substantial work stoppage or interruption of production at Gateway or if Gateway were to reduce or cease conducting operations.

INTERNATIONAL OPERATIONS

Export sales accounted for approximately 17% of the Company's net sales during Fiscal 2001 and 2000, respectively, and 14% during Fiscal 1999 with sales concentrations in Europe, Asia and Canada. The Company also distributes its products through its three foreign subsidiaries. The Company obtains a substantial supply of inventory from manufacturers located in foreign countries. The Company has no long-term, fixed price contracts or arrangements for inventory supplied by such foreign manufacturers. The Company could readily obtain such inventory from other sources, but there can be no assurance that it would not be at some delay. Any substantial delay in obtaining inventory from another supplier could have an adverse effect on the Company's business, results of operations and financial condition. A number of factors beyond the control of the Company, including, but not limited to, changes in world politics, unstable governments in foreign customer and manufacturer nations and inflation, may affect the operations or financial condition of the Company's foreign customers and manufacturers, as well as the timing of orders and deliveries of Boston Acoustics' products by such customers and manufacturers.

CAUTIONARY STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers, or employees may contain "forward-looking" information which involve risk and uncertainties. Any statements in this report that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of the Company's market and customers, the Company's objectives and plans for future operations, and the Company's expected liquidity and capital resources). Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of the Company's products, the rate of growth in the audio industry; the presence of competitors with greater technical, marketing and financial resources; the Company's ability to promptly and effectively respond to technological change to meet evolving consumer demands; capacity and supply constraints or difficulties; and the Company's ability to successfully integrate new operations. The words "believe," "expect," "anticipate," "intend" and "plan" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit 99 of the Company's Form 8-K filed on July 18, 1996.

CONSOLIDATED
BALANCE SHEETS

                                                                               ---------
                                                                               March 31,         March 25,
                                                                                    2001              2000
---------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                                                $   2,785,846     $   1,506,741
  Accounts receivable, net of allowance for doubtful accounts
   of approximately $385,000 and $345,000, respectively                       11,426,411        12,632,632
  Inventories                                                                 24,622,417        19,333,515
  Deferred income taxes                                                        2,044,000         1,545,000
  Prepaid expenses and other current assets                                      747,844         1,024,869
                                                                           ------------------------------------
     Total current assets                                                     41,626,518        36,042,757
                                                                           ------------------------------------
Property and Equipment, at Cost:
  Machinery and equipment                                                     15,132,205        13,517,432
  Building and improvements                                                    8,816,515         7,925,701
  Office equipment and furniture                                               4,907,967         4,131,718
  Land                                                                         1,815,755         1,815,755
  Motor vehicles                                                                 253,164           259,319
                                                                           ------------------------------------
                                                                              30,925,606        27,649,925

  Less-Accumulated depreciation and amortization                              15,533,147        12,035,891
                                                                           ------------------------------------
                                                                              15,392,459        15,614,034
                                                                           ------------------------------------
Other Assets, Net                                                              1,012,671         1,080,569
                                                                           ------------------------------------
                                                                           $  58,031,648     $  52,737,360
                                                                           ------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                                                         $   2,743,371     $   6,002,158
  Accrued payroll and payroll-related expenses                                 1,779,942         2,148,272
  Dividends payable                                                              418,990           417,201
  Other accrued expenses                                                       2,682,654         1,171,200
  Current maturity of line of credit                                           1,500,000         1,602,287
                                                                           ------------------------------------
     Total current liabilities                                                 9,124,957        11,341,118
                                                                           ------------------------------------

Line of Credit, Net of Current Maturity                                       10,000,000         4,850,000
                                                                           ------------------------------------
Commitments (Note 9)

Minority Interest in Joint Venture                                                27,325                 -
                                                                           ------------------------------------

Shareholders' Equity:
  Common stock, $0.01 par value-
   Authorized-8,000,000 shares
   Issued-5,101,814 and 5,080,764 shares in 2001
     and 2000, respectively                                                       51,018            50,807
  Additional paid-in capital                                                   1,191,973           918,534
  Subscriptions receivable                                                      (292,417)         (126,667)
  Retained earnings                                                           40,357,136        38,131,912
                                                                           ------------------------------------
                                                                              41,307,710        38,974,586
Less-Treasury stock, 172,500 shares, at cost                                   2,428,344         2,428,344
                                                                           ------------------------------------
     Total shareholders' equity                                               38,879,366        36,546,242
                                                                           ------------------------------------
                                                                           $  58,031,648     $  52,737,360
                                                                           ------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                                    Consolidated
                                                                      Statements
                                                                       of Income
                                                    ----------------------------


                                                              March 31,        March 25,         March 27,
For the Year Ended                                                 2001             2000              1999
----------------------------------------------------------------------------------------------------------
Net Sales                                                 $ 117,712,559    $ 107,997,650     $ 117,968,407

Cost of Goods Sold                                           86,469,935       74,248,866        78,787,500
                                                          ------------------------------------------------
  Gross profit                                               31,242,624       33,748,784        39,180,907
                                                          ------------------------------------------------

Selling and Marketing Expenses                               12,689,399       11,166,266        10,220,020

General and Administrative Expenses                           5,470,738        5,116,648         4,958,064

Engineering and Development Expenses                          5,316,005        5,935,690         5,106,001
                                                          ------------------------------------------------
  Total operating expenses                                   23,476,142       22,218,604        20,284,085
                                                          ------------------------------------------------
  Income from operations                                      7,766,482       11,530,180        18,896,822

Interest Income                                                 120,241          111,941            89,012

Interest Expense                                               (681,624)        (754,982)         (762,397)

Other (Expense), Income                                        (433,782)         (65,622)            6,989
                                                          ------------------------------------------------
  Income before provision for income taxes                    6,771,317       10,821,517        18,230,426

Provision for Income Taxes                                    2,874,000        4,175,000         6,966,000
                                                          ------------------------------------------------
  Net income                                              $   3,897,317    $   6,646,517     $  11,264,426
                                                          ------------------------------------------------

Net Income per Share:
   Basic                                                  $        0.79    $        1.32     $        2.26
                                                          ------------------------------------------------
   Diluted                                                $        0.79    $        1.25     $        2.14
                                                          ------------------------------------------------

Weighted Average Common Shares
  Outstanding (Note 2):
   Basic                                                      4,914,206        5,016,954         4,987,730
                                                          ------------------------------------------------
   Diluted                                                    4,962,027        5,302,734         5,254,744
                                                          ------------------------------------------------

Dividends per Share                                       $        0.34    $        0.34     $        0.34
                                                          ------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated
Statements of Shareholders' Equity
---------------------------------------------


                                      Common Stock
                              ----------------------------    Additional                                                    Total
                                 Number of      $0.01 Par       Paid-in   Subscriptions      Retained      Treasury   Shareholders'
                                    Shares          Value       Capital     Receivable       Earnings         Stock         Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, March 28, 1998          6,936,328       $ 69,363   $ 5,831,724     $        _  $  46,245,277 $ (28,242,117)  $ 23,904,247

  Exercise of stock options         40,254            403       392,126              -              -             -        392,529
  Dividends                              -              -             -              -     (1,688,988)            -     (1,688,988)
  Retirement of treasury stock  (1,964,882)       (19,649)   (5,587,269)             -    (22,635,199)   28,242,117              -
  Net income                             -              -             -              -     11,264,426             -     11,264,426
                               ---------------------------------------------------------------------------------------------------
Balance, March 27, 1999          5,011,700         50,117       636,581              -     33,185,516             -     33,872,214

  Exercise of stock options
   and warrants                     69,064            690       281,953       (126,667)             -             -        155,976
  Dividends                              -              -             -              -     (1,700,121)            -     (1,700,121)
  Purchase of 172,500 shares
   of common stock                       -              -             -              -              -    (2,428,344)    (2,428,344)
  Net income                             -              -             -              -      6,646,517             -      6,646,517
                               -----------------------------------------------------------------------------------------------------
Balance, March 25, 2000          5,080,764         50,807       918,534       (126,667)    38,131,912    (2,428,344)    36,546,242

  Exercise of stock options         21,050            211       273,439       (209,950)             -             -         63,700
  Repayment of
   subscriptions receivable              -              -             -         44,200              -             -         44,200
  Dividends                              -              -             -              -     (1,672,093)            -     (1,672,093)
  Net income                             -              -             -              -      3,897,317             -      3,897,317
                               -----------------------------------------------------------------------------------------------------
Balance, March 31, 2001          5,101,814       $ 51,018   $ 1,191,973     $ (292,417) $  40,357,136 $  (2,428,344)  $ 38,879,366
                               -----------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these consolidated financial statements.

                                                                    Consolidated
                                                                      Statements
                                                                   of Cash Flows
                                                     ---------------------------


                                                              March 31,        March 25,         March 27,
For the Year Ended                                                 2001             2000              1999
---------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net income                                            $     3,897,317   $    6,646,517    $   11,264,426
  Adjustments to reconcile net income to net cash
   provided by operating activities-
     Depreciation and amortization                            3,737,753        2,740,763         2,716,454
     Deferred income taxes                                     (597,000)         (72,000)         (377,000)
     Changes in assets and liabilities,
      net of acquisition-
        Accounts receivable                                   1,206,221          (45,713)         (959,199)
        Inventories                                          (5,288,902)       2,318,332        (8,673,052)
        Prepaid expenses and other current assets               277,025         (546,695)           (6,069)
        Accounts payable                                     (3,258,787)       3,536,957          (833,356)
        Accrued payroll and other accrued expenses            1,143,124          968,745           (34,825)
        Accrued income taxes                                          -         (359,689)          184,526
                                                      --------------------------------------------------------
         Net cash provided by operating activities            1,116,751       15,187,217         3,281,905
                                                      ---------------------------------------------------------
Cash Flows from Investing Activities:
  Purchases of property and equipment                        (3,275,681)      (4,090,642)       (4,356,459)
  Increase in other assets                                      (47,274)        (392,093)          (82,384)
                                                      ---------------------------------------------------------
         Net cash used in investing activities               (3,322,955)      (4,482,735)       (4,438,843)
                                                      ---------------------------------------------------------
Cash Flows from Financing Activities:
  Proceeds from exercise of stock options                        63,700          155,976           392,529
  Net proceeds from (payments on) line of credit              5,047,713       (7,312,731)          667,393
  Purchase of treasury stock                                          -       (2,428,344)                -
  Dividends paid                                             (1,670,304)      (1,708,888)       (1,677,307)
  Repayment of subscriptions receivable                          44,200                -                 -
                                                      ---------------------------------------------------------
         Net cash provided by (used in)
           financing activities                               3,485,309      (11,293,987)         (617,385)
                                                      ---------------------------------------------------------
Net Increase (Decrease) in Cash
  and Cash Equivalents                                        1,279,105         (589,505)       (1,774,323)
Cash and Cash Equivalents, beginning of year                  1,506,741        2,096,246         3,870,569
                                                      ---------------------------------------------------------
Cash and Cash Equivalents, end of year                  $     2,785,846   $    1,506,741    $    2,096,246
                                                      ---------------------------------------------------------
Supplemental Disclosure of Noncash
  Financing and Investing Activities:
   Dividends payable                                    $       418,990   $      417,201    $      425,967
                                                      ---------------------------------------------------------
   Retirement of Treasury stock                         $             -   $            -    $   28,242,117
                                                      ---------------------------------------------------------
   Exercise of stock options through the issuance
     of subscriptions receivable                        $       209,950   $      126,667    $            -
                                                      ---------------------------------------------------------
   Minority interest in foreign subsidiary              $        27,325   $            -    $            -
                                                      ---------------------------------------------------------
Supplemental Disclosure of Cash Flow Information:
  Cash paid for income taxes                            $     3,161,000   $    5,446,130    $    7,127,792
                                                      ---------------------------------------------------------
  Cash paid for interest                                $       658,387   $      768,878    $      785,763
                                                      ---------------------------------------------------------
Supplemental Disclosure of Noncash Items related
  to Acquisition of Boston Acoustics Deutschland:
   Fair value of assets acquired, excluding cash        $             -   $            -    $      639,750
                                                      ---------------------------------------------------------
   Post-acquisition adjustment to intangible assets     $             -   $            -    $      236,477
                                                      ---------------------------------------------------------
   Liabilities and debt assumed                         $             -   $            -    $      876,227
                                                      ---------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

--------------------------------
NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS
--------------------------------

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Boston Acoustics, Inc. and subsidiaries (the Company) engineers, manufactures and markets home loudspeakers, automotive speakers and speakers for multimedia environments. The Company's products are principally marketed in the United States, Canada, Europe and Asia through selected audio and audio-video specialty dealers and distributors.

The accompanying consolidated financial statements reflect the operations of Boston Acoustics, Inc., its wholly-owned subsidiaries: BA Acquisition Corp. d/b/a Snell Acoustics; Boston Acoustics Securities Corporation (a Massachusetts securities corporation); Boston Acoustics Foreign Sales Corporation; Boston Acoustics Italia, S.r.l (an Italian corporation) and Boston Acoustics Deutschland, GmbH (a German corporation) and its majority-owned subsidiary Boston Acoustics UK, Ltd. (a United Kingdom corporation). During Fiscal 2001, the Company contributed approximately $27,000 to become a 51% owner of Boston Acoustics UK, Ltd. The Company has recorded the remaining 49% interest in Boston Acoustics UK, Ltd. (approximately $27,000) as a minority interest on the accompanying balance sheet. All significant intercompany amounts have been eliminated in consolidation.

The accompanying consolidated financial statements reflect the application of the following significant accounting policies:


a. Revenue Recognition
Revenue is recognized when products are shipped to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is probable.

b. Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

c. Inventories
Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

                                                         March 31,    March 25,
                                                              2001         2000
-------------------------------------------------------------------------------
Raw materials
  and work-in-process                                 $  8,374,305 $ 10,547,363
Finished goods                                        $ 16,248,112 $  8,786,152
                                                      -------------------------
                                                      $ 24,622,417 $ 19,333,515
                                                      --------------------------

Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead.

d. Reclassifications
Certain amounts in the prior-period consolidated financial statements have been reclassified to conform to the current period's presentation.

e. Depreciation and Amortization

The Company provides for depreciation and amortization using both the straight-line and accelerated methods by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives, as follows:


Asset                                     Estimated
Classification                          Useful Life
--------------------------------------------------------------------------------
Machinery and equipment                   3-5 years
Building and improvements                  39 years
Office equipment and furniture            3-5 years
Motor vehicles                              3 years

f. Warranty Costs
Warranty costs are estimated and recorded by the Company at the time of product shipment. During the years ended March 31, 2001, March 25, 2000 and March 27, 1999, warranty costs recorded by the Company were approximately $270,000, $221,000 and $241,000, respectively.

g. Foreign Currency Translation
In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, the Company has determined that the functional currency of its foreign subsidiaries is the U.S. dollar. Accordingly, all monetary assets and liabilities for these entities are translated at year-end exchange rates, while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year. Gains or losses from changes in exchange rates are recognized in consolidated income in the year of occurrence. During the years ended March 31, 2001, March 25, 2000 and March 27, 1999, foreign currency translation (losses) gains were approximately ($434,000), ($66,000) and $7,000, respectively, and were included in other expense in the accompanying consolidated statements of income.

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

j. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

k. Concentration of Credit Risk
SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company has no significant off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements. The Company maintains the majority of its cash balances with three financial institutions. The Company's accounts receivable credit risk is not concentrated within any geographic area and does not represent a significant credit risk to the Company. The Company maintains an allowance for potential credit losses, but historically it has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

Significant customers with respect to accounts receivable and net sales are as follows:

                            Net Sales for              Accounts
                           the Year Ended      Receivable as of
         ------------------------------------------------------
          March 31,  March 25,  March 27,  March 31,  March 25,
               2001       2000       1999       2001       2000
---------------------------------------------------------------
Customer A      46%        44%        53%        23%        19%
Customer B      10%        10%         *         12%        13%
Customer C       *          *          *         10%        11%
* Customer does not exceed 10% of net sales.


l. Financial Instruments
SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure about the fair value of financial instruments. Financial instruments consist of cash equivalents, accounts receivable, accounts payable, subscriptions receivable and lines of credit. The estimated fair value of these financial instruments approximates their carrying value. The Company's cash equivalents are generally obligations of the federal government or investment-grade corporate or municipal issuers. The Company, by policy, limits the amount of credit exposure to any one financial institution.

--------------------------------
NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS
--------------------------------

m. Impairment of
Long-Lived Assets
The Company follows the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 121 addresses accounting and reporting requirements for impairment of long-lived assets based on their fair market values. The carrying value of long-lived assets are periodically reviewed by the Company based on the expected future undiscounted operating cash flows of the related business unit. During Fiscal 2001, the Company determined that goodwill of approximately $236,000 related to the acquisition of Boston Acoustics Deutschland, GmbH was impaired and as a result wrote it down to zero. This amount is included in general and administrative expenses in the accompanying consolidated statement of income for Fiscal 2001. Based on its most recent analysis, the Company believes that no other material impairment of long-lived assets exists as of March 31, 2001.

n. Comprehensive Income
The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income. There were no differences between net income and comprehensive income for any of the periods presented.


o. Recent Accounting
Pronouncements
In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting disclosure standards for derivative instruments including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS No. 133, as amended by SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities - An Amendment of FASB Statement No. 133, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect adoption of this statement to have a material impact on its consolidated financial position or results of operations.

The Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition, in December 1999. The Company adopted the provisions of SAB No. 101 during the fourth quarter of Fiscal 2001. The adoption of SAB No. 101 did not have a material impact on the Company's financial position or results of operations.

2. NET INCOME PER SHARE

The Company follows the provisions of SFAS No. 128, Earnings per Share. This standard requires presentation of both basic and diluted earnings per share on the face of the consolidated statements of income. These financial statements have been prepared and presented based on this standard.

The computation of basic and diluted shares outstanding, as required by SFAS No. 128, is as follows:


                             March 31,  March 25,  March 27,
For the Year Ended                2001       2000       1999
------------------------------------------------------------
Basic weighted
  average common
  shares outstanding         4,914,206  5,016,954  4,987,730
Dilutive effect of
  assumed exercise
  of stock options
  and warrant                   47,821    285,780    267,014
                            --------------------------------
Weighted average
  common shares
  outstanding
  assuming dilution          4,962,027  5,302,734  5,254,744
                            ================================

For the years ended March 31, 2001 and March 25, 2000, 296,214 and 213,600 options, respectively, have been excluded from the weighted average number of common and dilutive potential shares outstanding, as their effect would be antidilutive. For the year ended March 27, 1999, no options and warrants have been excluded from the weighted average number of common and dilutive potential common shares outstanding.

3. INCOME TAXES

The components of the Company's deferred tax assets consist of the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and foreign net operating loss carryforwards. A valuation allowance has been provided for the portion of the deferred tax asset related to foreign net operating losses as the realizability of these losses is uncertain. The Company expects to realize the remaining deferred tax amounts.

The components of the Company's net deferred tax assets are as follows:


                                                       March 31,    March 25,
                                                            2001         2000
-----------------------------------------------------------------------------
Current deferred tax asset-
   Accrued expenses not
     currently deductible                            $   905,000  $   527,000
   Receivable reserves                                   462,000      418,000
   Inventory reserves                                    677,000      600,000
   Foreign net
     operating losses                                    450,000      106,000
                                                    -------------------------
                                                       2,494,000    1,651,000
Noncurrent deferred
  tax asset-
   Depreciation                                          381,000      283,000
                                                    -------------------------
     Total deferred
      tax assets                                       2,875,000    1,934,000
Valuation allowance                                     (450,000)    (106,000)
                                                    -------------------------
     Net deferred
      tax assets                                     $ 2,425,000  $ 1,828,000
                                                    =========================

The noncurrent deferred income taxes are included in other assets in the accompanying consolidated balance sheets.

The components of the provision for income taxes shown in the accompanying consolidated statements of income consist of the following:


                                             March 31,   March 25,    March 27,
                                                  2001        2000         1999
--------------------------------------------------------------------------------
Current-
  Federal                                   $2,885,000  $3,467,000   $6,089,000
  State                                        586,000     780,000    1,254,000
                                           -------------------------------------
                                             3,471,000   4,247,000    7,343,000
                                           -------------------------------------
Deferred-
  Federal                                     (499,000)    (60,000)    (348,000)
  State                                        (98,000)    (12,000)     (29,000)
                                           -------------------------------------
                                              (597,000)    (72,000)    (377,000)
                                           -------------------------------------
Provision for
  income taxes                              $2,874,000  $4,175,000   $6,966,000
                                           =====================================

The Company's effective income tax rate varies from the amount computed using the statutory U.S. income tax rate, as follows:


                                                 March 31,  March 25, March 27,
                                                      2001       2000      1999
-------------------------------------------------------------------------------
Federal
  statutory rate                                     34.0%      34.1%     34.4%
Increase in taxes
  resulting from
  state income
  taxes, net of
  federal income
  tax benefit                                         5.7        4.9       4.3
Foreign sales
  corporation                                        (2.0)      (1.1)      (.7)
Increase in
  valuation
  allowance related
  to losses of
  foreign
  subsidiaries                                        4.2         .5         -
Other                                                  .5         .2        .2
                                             ----------------------------------
                                                     42.4%      38.6%     38.2%
                                             ==================================

4. SHAREHOLDERS' EQUITY

a. Stock Split
On August 17, 1998, the stockholders approved a three-for-two split of the Company's common stock, effected in the form of a stock dividend. The effect of the stock split has been retroactively reflected in the accompanying consolidated financial statements.

b. Stock Options
The Company maintained an incentive option plan (the 1986 Plan) that expired in October of 1996. The Company did not have any options outstanding under the 1986 Plan as of March 31, 2001. In February 1996, the Board of Directors approved a new incentive stock option plan (the 1996 Plan) authorizing the issuance of incentive stock options and nonqualified stock options for the purchase of up to 300,000 shares of common stock. The 1996 Plan is administered by the Board of Directors, and options are granted at not less than the fair market value of the Company's common stock on the date of grant. As of March 31, 2001, the Company has 243,250 options outstanding under the 1996 Plan.

---------------------------------
NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS
---------------------------------

In May 1997, the Board of Directors approved a new stock option plan (the 1997
Plan) authorizing the issuance of incentive stock options and nonqualified stock options for the purchase of up to 450,000 shares of common stock. The 1997 Plan permits the granting of nonqualified stock options and incentive stock options. As of March 31, 2001, the Company has 397,350 options outstanding under the 1997 Plan.

The following is a summary of stock option activity under the 1986 Plan, the 1996 Plan and the 1997 Plan.

                                                             Weighted
                                                 Range of     Average
                                     Number      Exercise    Exercise
                                 of Options        Prices       Price
---------------------------------------------------------------------
Outstanding at
  March 28, 1998                    501,854   $11.33 - 19.89  $ 14.86
   Granted                           63,750            20.25    20.25
   Exercised                        (40,254)   11.33 - 18.08    13.15
   Canceled                          (1,100)           18.08    18.08
                                 ------------------------------------
Outstanding at
  March 27, 1999                    524,250    11.67 - 20.25    15.64
   Granted                          127,375    11.63 - 12.88    11.80
   Exercised                        (11,500)   11.67 - 13.00    12.71
   Canceled                          (4,492)   13.00 - 20.25    17.84
                                 ------------------------------------
Outstanding at
  March 25, 2000                    635,633    11.63 - 20.25    14.90
   Granted                          228,000     9.63 - 10.81    10.25
   Exercised                        (21,050)           13.00    13.00
   Canceled                        (201,983)   11.63 - 20.25    14.78
                                 ------------------------------------
Outstanding at
  March 31, 2001                    640,600   $ 9.63 - 20.25    13.35
                                 ------------------------------------
Exercisable at
  March 31, 2001                    277,221   $11.63 - 20.25  $ 15.12
                                 ------------------------------------
Exercisable at
  March 25, 2000                    359,164   $11.63 - 20.25  $ 14.68
                                 ------------------------------------
Options available
  for future grant at
  March 31, 2001                     80,100
                                 --------------

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

                                       March 31,     March 25,     March 27,
                                           2001          2000          1999
--------------------------------------------------------------------------------
Risk-free
 interest rate                       6.17-6.25%    6.03-6.78%         4.18%
Expected dividend
 yield (per share)                       $0.34         $0.34         $0.34
Expected lives                      5-10 years    5-10 years     5-7 years
Expected volatility                         56%           48%           52%


The weighted average grant date fair value per share of options granted during the years ended March 31, 2001, March 25, 2000 and March 27, 1999 under these plans is $4.99, $5.02 and $9.23, respectively.

As of March 31, 2001, March 25, 2000 and March 27, 1999, the weighted average remaining contractual life of outstanding options under these plans is 7.69 years, 6.09 years and 6.80 years, respectively.

Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and basic and diluted net income per share would have been reduced to the following pro forma amounts:


                                       March 31,     March 25,     March 27,
                                           2001          2000          1999
--------------------------------------------------------------------------------
Net income-
   As reported                       $3,897,317    $6,646,517   $11,264,426
   Pro forma                          3,199,827     5,795,414    10,455,893
Net income per
 share, as reported-
   Basic                             $     0.79    $     1.32   $      2.26
   Diluted                                 0.79          1.25          2.14
Net income per
 share, pro forma-
   Basic                             $     0.65    $     1.16   $      2.10
   Diluted                                 0.64          1.09          1.99

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


d. Subscriptions Receivable

During Fiscal 2000 and 2001, the Company allowed certain of its employees to exercise options that were issued under certain stock option plans in exchange for the issuance of full recourse promissory notes. The notes bear interest at rates between 7.0%-7.5% per annum and are due and payable in full on maturity dates between June 18, 2002 and November 20, 2003.

5. LOAN AGREEMENT AND LINES OF CREDIT

In June 1997, the Company entered into an unsecured revolving loan agreement with a bank for $25,000,000. The loan matures on July 1, 2002. Interest is charged at LIBOR on the first day of the interest period plus a fixed-rate spread based on certain financial ratios (ranging from 5.31% to 5.43% as of March 31, 2001). As of March 31, 2001, $11,500,000 was outstanding under this revolving loan agreement, of which $1,500,000 has been classified as short-term, as the Company expects to repay this amount during Fiscal 2002. In connection with this agreement, the Company must comply with certain financial and restrictive covenants, including maintaining minimum levels of profitability. As of March 31, 2001, the Company was in compliance with all covenants.


The Company also has a $1,500,000 unsecured line of credit with another bank available for letters of credit, bankers' acceptances and direct advances. Interest on letters of credit and bankers' acceptances is based on the prevailing rate (1.5% at March 31, 2001). Direct advances accrue interest at the banks' commercial base rate (8.0% at March 31, 2001). No amounts were outstanding under the line of credit at March 31, 2001 and March 25, 2000.

The Company also has a DM 250,000 line of credit with a German bank. At March 31, 2001, there were no amounts outstanding under this line of credit.

6. SEGMENT REPORTING

The Company has determined that it has two reportable segments: core, and original equipment manufacturer (OEM) and multimedia. The Company's reportable segments are strategic business units that sell the Company's products to distinct distribution channels. Both segments derive their revenues from the sale of audio systems. They are managed separately because each segment requires different selling and marketing strategies as the class of customers within each segment is different. The Company's disclosure of segment performance is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company does not allocate operating expenses between its two reportable segments. Accordingly, the Company's measure of profit for each reportable segment is based on gross profit.

---------------------------------
NOTES TO
CONSOLIDATED
FINANCIAL STATEMENTS
---------------------------------

                            ---------------------------------------------
                                                  OEM and
2001                                Core       Multimedia           Total
-------------------------------------------------------------------------
Net sales                   $ 59,495,432     $ 58,217,127    $117,712,559
                           ----------------------------------------------
Gross profit                $ 19,605,868     $ 11,636,756    $ 31,242,624
                           ----------------------------------------------
Depreciation and
  amortization              $  1,232,441     $    871,292    $  2,103,733
                           ----------------------------------------------
Capital
  expenditures              $  3,023,627     $    252,054    $  3,275,681
                           ----------------------------------------------

                                                  OEM and
2000                                Core       Multimedia           Total
-------------------------------------------------------------------------
Net sales                   $ 58,797,803     $ 49,199,847    $107,997,650
                           ----------------------------------------------
Gross profit                $ 21,633,212     $ 12,115,572    $ 33,748,784
                           ----------------------------------------------
Depreciation and
  amortization              $    988,573     $    148,701    $  1,137,274
                           ----------------------------------------------
Capital
  expenditures              $  3,466,081     $    624,561    $  4,090,642
                           ----------------------------------------------

                                                  OEM and
1999                                Core       Multimedia           Total
-------------------------------------------------------------------------
Net sales                   $ 55,484,371     $ 62,484,036    $117,968,407
                           ----------------------------------------------
Gross profit                $ 23,968,152     $ 15,212,755    $ 39,180,907
                           ----------------------------------------------
Depreciation and
  amortization              $    753,611     $     58,236    $    811,847
                           ----------------------------------------------
Capital
  expenditures              $  4,076,372     $    280,087    $  4,356,459
                           ----------------------------------------------

Total assets specifically identifiable within each reportable segment are listed in the table below. Assets included in the OEM and Multimedia segment consist of accounts receivable, inventories and fixed assets.


                                                 March 31,       March 25,
                                                     2001            2000
-------------------------------------------------------------------------
Core                                          $46,822,555     $45,682,255
OEM and Multimedia                             11,209,093       7,055,105
                                             ----------------------------
                                              $58,031,648     $52,737,360
                                             ============================

The following table identifies sales by geographic region. Sales are attributed to countries based on location of customer:


For the                         March 31,        March 25,       March 27,
Year Ended                          2001             2000            1999
                            ---------------------------------------------
United States               $ 97,229,002     $ 89,638,049    $101,452,830
Other                         20,483,557       18,359,601      16,515,577
-------------------------------------------------------------------------
                            $117,712,559     $107,997,650    $117,968,407
                            =============================================

No individual country included in "Other" accounted for more than 10% of net sales for the fiscal years presented above.

7. OTHER ACCRUED EXPENSES

Other accrued expenses consist of the following:

                                                 March 31,       March 25,
                                                     2001            2000
-------------------------------------------------------------------------
Inventory rework
  and warranty                                $ 1,125,705     $   205,971
Advertising                                       774,965         357,993
Other                                             781,984         607,236
                                             ----------------------------
                                              $ 2,682,654     $ 1,171,200
                                             ============================

During Fiscal 2001, the Company recorded an accrued expense of $900,000 that represented the estimated cost of rework for specific finished goods products. The Company expects to complete the rework during Fiscal 2002.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Retirement Plan (the 401(k) Plan). The 401(k) Plan is a defined contribution plan established under the provisions of Section 401(k) of the Internal Revenue Code. The Company may make a matching contribution of 25% of each participant's contribution, up to a maximum of 5% of a participant's compensation for the plan year. The Company contributed approximately $90,000, $84,000 and $73,000 to the 401(k) Plan during fiscal years 2001, 2000 and 1999, respectively.

9. COMMITMENTS

The Company has leased certain of its facilities under operating lease agreements that expire in Fiscal 2002. The leases require payments of approximately $114,000 through 2002. Total rent expense under these leases for Fiscal 2001, 2000 and 1999 was approximately $615,000, $388,000 and $218,000, respectively.

                                         ---------------------------------------
                                                           REPORT OF INDEPENDENT
                                                              PUBLIC ACCOUNTANTS

                                         ---------------------------------------


--------------------------------------------------------------------------------
TO BOSTON ACOUSTICS, INC.
AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of Boston Acoustics, Inc. (a Massachusetts corporation) and subsidiaries (the Company) as of March 31, 2001 and March 25, 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boston Acoustics, Inc. and subsidiaries as of March 31, 2001 and March 25, 2000 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2001 in conformity with accounting principles generally accepted in the United States.



                                                             Arthur Andersen LLP
                                                           Boston, Massachusetts
                                                                    May 11, 2001

--------------------------------------------------------------------------------

--------------------------------------
SELECTED
FINANCIAL DATA
--------------------------------------

FIVE YEAR SELECTED FINANCIAL DATA


(Amounts in Thousands Except Per Share Data)              2001       2000       1999       1998       1997
---------------------------------------------------------------------------------------------------------------
Income Statement Data
  Net Sales                                          $ 117,713  $ 107,998  $ 117,968  $  82,399  $  50,309
  Net Income                                             3,897      6,647     11,264      9,576      5,485
  Basic Earnings Per Share                                0.79       1.32       2.26       1.83       0.85
  Diluted Earnings Per Share                              0.79       1.25       2.14       1.74       0.82
  Weighted Average Shares Outstanding
   Basic                                                 4,914      5,017      4,988      5,232      6,427
   Diluted                                               4,962      5,303      5,255      5,512      6,684
  Dividends Per Share                                $    0.34  $    0.34  $    0.34  $    0.33  $    0.33
Balance Sheet Data
  Working Capital                                    $  32,502  $  24,702  $  29,471  $  20,319  $  24,681
  Total Assets                                          58,032     52,737     53,239     42,499     42,230
  Shareholders' Equity                                  38,879     36,546     33,872     23,904     38,909
                                                     ---------

QUARTERLY FINANCIAL DATA (Unaudited)

                                                         First     Second      Third     Fourth
(Amounts in Thousands Except Per Share Data)           Quarter    Quarter    Quarter    Quarter       Year
---------------------------------------------------------------------------------------------------------------
Year Ended March 31, 2001
                                                   --------------------------------------------------------
  Net Sales                                          $  22,823  $  34,584  $  33,682  $  26,624   $117,713
  Gross Profit                                           7,264      9,711      9,529      4,739     31,243
  Net Income (Loss)                                      1,149      2,238      1,831     (1,321)     3,897
  Basic Earnings (Loss) Per Share                         0.23       0.46       0.37      (0.27)      0.79
  Diluted Earnings (Loss) Per Share                       0.23       0.45       0.36      (0.27)      0.79
                                                   --------------------------------------------------------

Year Ended March 25, 2000
  Net Sales                                          $  21,845  $  28,680  $  30,567  $  26,906  $ 107,998
  Gross Profit                                           7,040      8,638     10,409      7,662     33,749
  Net Income                                             1,139      1,673      2,800      1,035      6,647
  Basic Earnings Per Share                                0.23       0.33       0.55       0.21       1.32
  Diluted Earnings Per Share                              0.21       0.31       0.51       0.19       1.25

                                                 -------------------------------
                                                                     SHAREHOLDER
                                                                     INFORMATION
                                                 -------------------------------


Boston Acoustics, Inc. encourages investors to become informed about its business. Additional information, copies of this report and the Company's Form 10-K filed with the Securities and Exchange Commission may be obtained by writing to Debra A. Ricker-Rosato, Vice President - Finance.

Dividend Policy
In August of 1992 the Company authorized a 50% increase in its annual dividend rate from $.133 to $.20 per share. In February 1993 the Company authorized an increase to $.267 per share and in February 1995 authorized an increase to $.333 per share. In August 1998, after announcing a 3:2 stock split, the Company authorized an increase to $.34 per share. Dividends are declared and paid quarterly. Four quarterly dividends totaling $.34 were declared during Fiscal 2001.

Stock Market Activity
The common stock of Boston Acoustics, Inc. has been listed on the NASDAQ National Market System under the symbol BOSA since its initial public offering on December 12, 1986. The following table sets forth high and low closing prices by quarter reported by NASDAQ:
-----------------------------------------------------
Fiscal 2001                       High          Low
-----------------------------------------------------
First Quarter                   12.438        9.125
Second Quarter                  14.125       10.813
Third Quarter                   15.688       12.375
Fourth Quarter                  15.625       10.766
-----------------------------------------------------

Fiscal 2000                       High          Low
-----------------------------------------------------
First Quarter                   19.313       15.938
Second Quarter                  23.625       14.750
Third Quarter                   16.500       11.063
Fourth Quarter                  15.250       11.875

There were 118 shareholders of record as of March 31, 2001. Shareholders who beneficially own common stock held in nominee of street name are not included in the number of shareholders of record.

Auditors
Arthur Andersen LLP
Boston, Massachusetts

Legal Counsel
Peabody & Arnold LLP
Boston, Massachusetts

Transfer Agent
EquiServe Trust Company
Providence, Rhode Island

Board of Directors
Andrew G. Kotsatos
Chairman, Chief Executive Officer
and Treasurer
Boston Acoustics, Inc.

Moses A. Gabbay
President and Chief Operating Officer
Boston Acoustics, Inc.

Alexander E. Aikens, III
Professor
Brandeis University Graduate School of International Economics and Finance

George J. Markos
Senior Vice President and General Counsel
Yell-O-Glow Corporation

Lisa M. Mooney

Fletcher H. Wiley
President and Chief Operating Officer
PRWT Holdings

Executive Officers
Andrew G. Kotsatos
Chairman, Chief Executive Officer
and Treasurer

Moses A. Gabbay
President and Chief Operating Officer

Michael B. Chass
Vice President - Multimedia Products Group

Martin J. Harding
Vice President - International Sales

Paul F. Reed
Vice President - Administrative Services

Debra A. Ricker-Rosato
Vice President - Finance

Michael J. Rudd
Vice President - New Technology

Robert L. Spaner
Executive Vice President -
Sales and Marketing

BOSTON
Boston Acoustics

Boston Acoustics, Inc.
300 Jubilee Drive
Peabody, MA 01960
fax (978) 538-5091
www.bostonacoustics.com

tel (978) 538-5000