Form 10-K/A, Exhibit 13
period 2002-03-30
BOSTON ACOUSTICS INC
filed 2002-07-23
CIK 805268

BOSTON ACOUSTICS, INC.
ANNUAL REPORT 2002

OUR MISSION is to use our passion for sound to ensure that our customers always get the best performance and value in every product we make.

OUR VISION: Boston Acoustics will become the recognized quality leader in home and car audio.

TO OUR SHAREHOLDERS

Net sales for fiscal 2002 were $85.3 million, compared to $120.4 million for the previous year. Despite the drop in sales, however, net income remained essentially the same as a year ago, at $3.9 million, and diluted earnings per share rose from $0.79 to $0.82. (The 2002 fiscal year covered 52 weeks of sales and earnings compared to 53 weeks for fiscal 2001.)

Approximately $31 million of the year's $35.1 million sales decrease was attributable to the OEM/Multimedia segment of our business. The rest resulted from a decline in International Core sales.

A GOOD YEAR

Although sales declined sharply, fiscal 2002 was a good year. We anticipated the decline, acted decisively to deal with immediate issues and-as always- focused on the long term.

To counterbalance the loss of sales, we executed a pre-planned, multi-pronged strategy to improve core business margins, reduce operating expenses, and convert excess inventory into cash.

We were successful. We remained profitable and strengthened our balance sheet. We reduced our debt by $9 million and repurchased $3.2 million of the company's stock.

We introduced new products for home markets and we took important steps to improve our position in the automotive market-not only in the after-market segment that we entered in 1984 when we introduced the world's first line of automotive component speaker systems but also, for the first time, we will be entering the automotive OEM market.

ENTERING THE AUTOMOTIVE OEM MARKET

There have been shifts in how people make car-buying decisions. Features such as superior sound systems are becoming increasingly important in automotive sales. It's a very big and growing market and we believe we can deliver what others cannot-superior premium sound.

In late October, we signed a development agreement with Visteon Corporation to jointly develop and deliver Boston Acoustics branded audio systems to original equipment automobile manufacturers.

With 79,000 employees and facilities in 25 countries, Visteon is a leading full-service supplier of consumer-driven technology solutions for automotive manufacturers and after-market suppliers around the world.

Under the terms of the agreement, we will offer systems with our high performance products and Visteon's automotive electronics to a select group of vehicle manufacturers. Visteon is also providing us with Tier-1 program management and immediate access to targeted OEM customers.

In June 2002, we announced the first result of the agreement. Through Visteon, we will be providing the Chrysler Group with new premium audio systems for its upcoming vehicle lines.

The lead-time for automotive OEM sales is long and bottom-line results will not be immediate. For example, we do not expect to see any significant impact of the Chrysler Group agreement until fiscal 2005.

We've learned a lot about being an OEM supplier with our multimedia products, and although there are many differences in the automotive world, we can adjust the business models and put much of what we learned to good use. We're putting systems in place and staffing up to meet new needs, building on our expertise in the management, marketing, engineering and manufacturing of automotive sound products.

ADDING AFTER-MARKET STRENGTH

While we are looking forward to becoming a factor in the automotive OEM marketplace, we expect to continue to be a leader in the after-market. In the long run, our activities in each of these markets should help to stimulate sales in the other.

During fiscal 2002, we continued to enhance our position in the automotive after-market:

New 5x7" Speakers: In May 2001, we introduced four 5x7" automotive speaker models. While they are suitable for custom installation in virtually any vehicle, they are easily installed into Ford Expeditions, Mustangs and thousands of other Ford vehicles made every year with factory cutouts for 5x7" loudspeakers. With the addition of these models, the RC820, FS80, RX87 and FX8, we now have the widest selection of 5x7" speakers in the industry, at price points for every budget.

New Z Components: In January 2002, we previewed a new line of high performance Z component speakers that we will begin to ship to dealers in the second quarter of fiscal 2003. The products of significant research and development, we believe that they will be the absolute best systems available on the market, regardless of price. We expect them to enhance our leadership in the premium after-market component speaker business.

Our First Car Audio Amplifiers: In January 2002, we premiered a line of seven high quality Boston GT car audio amplifiers, ranging from a compact two-channel design to a powerful five-channel model. These newly designed amplifiers use efficient cooling and high current components that are conservatively operated to deliver high power and reliability in a low-profile package. Shipments to Europe and Asia are scheduled to begin during the first quarter of fiscal 2003, and to the North American market later in the summer.

NEW HOME PRODUCTS

Home Theater: The new Micro System9000 II is a complete home theater speaker system that combines two best-selling Micro 90x II front satellite speakers, two Micro 80x II surround speakers, a Micro 90c II center channel speaker and a matching subwoofer based on our popular PV600. Reflecting the home theater market trend towards metallic finishes in televisions and electronics, it is available in a new buffed silver-gray finish as well as the traditional black finish of its predecessors.

New Floor-Standing Tower Speakers: Building on our critically acclaimed VR-M series, we introduced two new floor-standing tower speakers. Clad in a hand-rubbed cherry hardwood veneer, the new full size VR-M90 and VR-M80 are now the finest loudspeakers we make. Sonically and aesthetically, they complement our award-winning VR-M bookshelves, center, and surround speakers to create an attractive and exciting reference home theater system.

New Multi-Purpose Speaker: The versatile Boston Bravo(TM) can be used as a surround speaker, a main speaker, or a background music speaker. With technology borrowed from our larger VR systems, its unique, quarter-cylinder shape makes it possible to enjoy great sound with a speaker design that can blend easily and tastefully into virtually any room decor, without the need for built-in or custom-installed speakers.

New Center Channel Speaker: The Boston Bravo was an immediate success. To help make it even more popular, we created a new high performance Boston Bravo center loudspeaker for home theater applications where a specific center speaker is a "must-have."

KENWOOD USA ALLIANCE

During the second quarter, we entered into a strategic alliance with Kenwood USA. Our mutual objective is to create exclusive, truly integrated products instead of simply packaging existing components, allowing independent retailers and regional specialty chains to offer consumers high performance, ease of use and affordability in home theater systems.

The Boston/Kenwood new Unity home theater system is the first result. It is a high-performance integrated receiver/DVD player with an electronic component designed for use with the six-speaker Boston surround sound loudspeaker system.

DESKTOP SYSTEMS

We introduced two new desktop systems during the year:

BA745: With two micro-sized satellites and a sleek subwoofer, the BA745 is a compact, self-powered system for high fidelity playback of CDs and MP3s, computer games or DVD movies. The subwoofer cabinet houses three channels of amplification, one for the subwoofer and two for the satellites. Convenient connections for both headphone and microphone use are located on the right satellite.

BA7800: The BA7800 is a high-powered 4.1 audio system that delivers top-of-the-line sound for desktop applications. It features four high-performance satellite speakers, a potent 8" subwoofer and a powerful onboard 5-channel amplifier that is actively-equalized for optimum sound. It also has both headphone and microphone jacks conveniently located on the right satellite.

A NEW MEASURE OF EXCELLENCE

We think we have good reason to be proud of our quality. We've put a lot of money and effort into building proprietary production lines to exacting high standards that are widely respected as the industry's tightest tolerances. The business and manufacturing systems we installed in recent years are working well; we are an efficient business and a lean, very high quality manufacturing organization.

We're now taking our commitment to quality a step further by pursuing ISO 9001 certification. ISO-the International Organization for Standardization-is the worldwide federation of national standards bodies from 140 countries; ISO 9001 is a universally recognized series of global standards for product and service quality.

ISO 9001 certification is essential for success in the OEM markets we intend to serve and for other markets as well. It will put a new stamp of excellence on everything we do.

AWARDS FOR BUSINESS AND PRODUCT QUALITY

Once again, we collected our share of awards from a diverse collection of sources. Here are just a few examples:

Frost & Sullivan: The potential of our Kenwood USA alliance was recognized by the international marketing firm of Frost & Sullivan. We received a Market Engineering Award for Strategic Alliance Innovation for being "the company that has demonstrated exceptional thought, planning and leadership within their industry through forming strategic alliances." Frost & Sullivan went on to say that Boston "has shown innovation by excelling in all aspects of the strategic alliance process; thereby ensuring continued growth and moving their firm in new and promising directions."

Sound & Vision Reviewers Choice Award: Sound & Vision, the world's largest entertainment equipment magazine, awarded a Reviewers Choice Award-based on innovation, performance, build quality, value, and other criteria-to the Boston VR 6.1 home theater speaker system, recognizing it as one of the outstanding consumer electronics products for the year 2001. Sound & Vision cited the system's "impressively smooth and well-balanced sound with powerful dynamics" that set it ahead of the pack.

Hi-Fi Grand Prix: Our products were winners in two categories. Our VR-M90 took the top prize in the A/V Surround Speaker System ($2,000 and over) category, and our VR950 topped the list of Mid-Size Floorstanding Speaker winners.

AutoSound Grand Prix: In the annual AutoSound Grand Prix competition, we had four winners-in the 12" sub-woofer, 10" subwoofer, 6x9" speaker, and 6.5"/5.5" speaker categories.

The Globe 100: In May 2002, we were once again included in Boston Globe's list of "The Best of Massachusetts Business," the top 100 publicly held companies in the state, based on composite performance for the four quarters ending December 31st.

A NEW MANAGEMENT MIX

As you may recognize by the signatures at the bottom of this letter, there have been some evolutionary changes made. On June 10, 2002, the Board of Directors named Moses Gabbay to be Chief Executive Officer and Allan J. Evelyn as President of Boston Acoustics. Co-founder Andy Kotsatos remains Chairman of the Board.

Since joining the Company in 1981, Moses has served as Vice President of Engineering, Chief Operating Officer and, since April 2000, as President. He has played a pivotal role in the Company's growth over the years, most recently spearheading operations for our multimedia business.

Allan joined the Company in November 2001, as Vice President of Marketing, after more than 25 years in the audio industry. Most recently, he was General Manager of Bose Corporation's Americas Wholesale business, responsible for operations and sales to dealers and distributors in the U.S., Canada, and Latin America.

With these changes, we have strengthened our top management, combining a useful mix of talents, experiences and interests, a shared belief in the importance of excellence and a deep-rooted commitment to making Boston Acoustics better than ever.

A LOOK AHEAD

Fiscal 2003 will be another challenging year. To meet the challenges, we have very solid systems in place throughout the company, a healthy mix of new and proven product lines, a strong sense of direction, and a refreshed senior management team.

We know where we want to go, and we think we know how to get there.

Andrew G. Kotsatos
Chairman of the Board

Moses A. Gabbay
Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth the results of operations for the years ended March 30, 2002, March 31, 2001, and March 25, 2000 expressed as percentages of net sales.

                                            March 30, 2002          March 31, 2001        March 25, 2000
For the Year Ended                              (52 weeks)              (53 weeks)            (52 weeks)
--------------------------------------------------------------------------------------------------------
Net sales                                           100.0%                   100.0%               100.0%
Cost of goods sold                                   69.3                     74.0                 69.4
-------------------------------------------------------------------------------------------------------
    Gross profit                                     30.7                     26.0                 30.6
Selling and marketing expenses                       12.2                     10.6                 10.1
General and administrative expenses                   5.6                      4.5                  4.6
Engineering and development expenses                  6.2                      4.4                  5.4
-------------------------------------------------------------------------------------------------------
      Total operating expenses                       24.0                     19.5                 20.1
      -------------------------------------------------------------------------------------------------

      Income from operations                          6.7                      6.5                 10.5
Interest income (expense), net                       (0.2)                    (0.5)                (0.6)
Other expense                                        (0.1)                    (0.4)                (0.1)
      Income before provision
        for income taxes                              6.4                      5.6                  9.8
Provision for income taxes                            1.8                      2.4                  3.8
-------------------------------------------------------------------------------------------------------
      Net income                                      4.6%                     3.2%                 6.0%
      -------------------------------------------------------------------------------------------------

FISCAL 2002 COMPARED WITH FISCAL 2001

Net sales for the fiscal year decreased 29%, to $85.3 million compared to $120.4 million in fiscal 2001. Fiscal 2002 reflects 52 weeks of sales and earnings compared to 53 weeks during fiscal 2001.

The overall sales decrease was the result of a 53.1% (approximately $31.0 million) decrease in sales of the OEM and multimedia segment accompanied with a 6.5% (approximately $4.0 million) decrease in sales of the Core business segment compared to fiscal 2001. Both business segments were negatively impacted by the downturn in the global economy, particularly the softness in the personal computer business, and International core sales compared to fiscal 2001. Despite the drop in sales, however, net income remained essentially the same as a year ago, at $3.9 million, and diluted earnings per share rose from $0.79 to $0.82.

During fiscal 2002, the Company's OEM and multimedia segment sales were primarily sold through our OEM customer, Gateway, Inc. ("Gateway"), a leading direct marketer of PC products. The Company's sales to Gateway were primarily three-piece speaker systems during fiscal 2002 as compared to both three-piece and two-piece speaker systems in fiscal 2001. During the first nine months of fiscal 2002, products sold to Gateway included the Digital BA735 subwoofer/satellite system and the Digital BA7500 thin panel audio system designed for desktop theater applications such as DVD movies and PC games. During the fourth quarter of fiscal 2002, the Company replaced these two speaker systems with the BA745 and BA7800, models with enhanced feature sets compared to the digital models they replaced.

New product introductions throughout fiscal 2002 in the Core home entertainment product categories contributed to the improvement in our overall operating results despite the difficult uncertainty in the U.S. economy and international markets. During the year, the Company expanded its successful range of VR-M series of loudspeakers with the addition of two floor-standing models. The VR-M80 and the VR-M90 with suggested retails of $2,000 and $2,700 per pair, respectively, are available in cherry real wood veneer. The Company introduced its Boston Bravo(TM), a multi-purpose, compact speaker suitable for use as a surround speaker, a main speaker or a speaker for background music applications. The Boston Bravo, available in white or black, retails for $200. A matching center channel version, the Boston Bravo Center, retailing for $250, is suitable for placement on top of tube televisions. During the third quarter of fiscal 2002, the Company introduced the new Unity DVD Home Theater System. The Unity is a co-branded system featuring a high-performance receiver/DVD player manufactured by Kenwood Corporation and a six-speaker Boston Acoustics' home theater system, including an 8-inch,100-watt powered subwoofer. The Unity has a manufacturer's suggested retail price ("MSRP") of $1,000. The Company also introduced two new home theater six-speaker systems during the fall of 2001. The System 9000II, with a suggested retail of $1,000, is comprised of two Micro 90x II front satellite speakers, two Micro 80x II surround speakers, a Micro 90c II center channel speaker and a matching 10-inch, 120-watt powered subwoofer. The System 9500, with a suggested retail of $1,500, is a 5.1 speaker package consisting of a 12-inch, 300-watt powered subwoofer, four Micro 90x II satellites, and a Micro 90c II center channel. Both the System 9000II and the System 9500 are available in traditional black finish or buffed silver-gray finish.

During the second quarter of fiscal 2002, the Company made initial shipments of its new VRi Series of installed speaker systems consisting of six models of unique in-wall rectangles and ceiling-mount rounds. The VRi Series, with suggested retails ranging from $700 to $2,000 per pair, offer high-end in-home solutions for custom installations. To complement the Designer line of products, the Company introduced a series of installed subwoofers. The series consists of the VriSub82 in-wall subwoofer and the Sub10F in-floor subwoofer, both with suggested retails of $500 each, and the SA1 subwoofer power amplifier which retails for $600.

The Company's gross margin increased as a percentage of net sales from 26.0% in fiscal 2001 to 30.7% in fiscal 2002. The increase was primarily the result of improved manufacturing efficiencies, reduced scrap and rework costs, the elimination of contract labor and off-site warehousing costs, as well as, lower inventory write-offs for obsolete and slow-moving inventory as compared to the same period a year ago. The OEM/Multimedia segment of sales, which has lower gross margins, represented only 32.1% of total net sales during fiscal 2002 as compared to 48.6% of total net sales in fiscal 2001. The combination of the smaller portion of OEM/Multimedia segment sales, the introduction of new core products designed with higher gross margins and the enhanced manufacturing efficiencies resulted in an improvement in our overall gross margin.

Total operating expenses, despite increasing as a percentage of net sales from 19.5% to 24.0% due to the lower overall sales level, decreased in absolute dollars by approximately $3.0 million. Selling and marketing expenses have decreased by approximately $2.2 million primarily due to a decrease in salaries and related expenses (approximately $0.5 million), lower travel expenditures (approximately $0.3 million), and reduced advertising costs associated with both the Core and multimedia product categories (approximately $1.4 million). General and administrative expenses have decreased by approximately $0.7 million. The decrease is attributable to a number of factors, the most significant of which is the write down of the goodwill of Boston Acoustics Deutschland, GmbH during fiscal 2001, along with a reduction in certain administrative expenses pertaining to the subsidiary (in the aggregate, approximately $0.3 million). In addition, the Company had lower expenses during fiscal 2002 relating to personnel recruitment (approximately $0.1 million) and insurance costs (approximately $0.1 million). The decrease of approximately $0.1 million of engineering and development expenses is attributed to lower payroll-related expenses, lower travel expenditures and a decrease in depreciation expenses related to research and development equipment as compared to the same period a year ago.

Interest expense, net for the fiscal year decreased in both absolute dollars and as a percentage of net sales compared to the corresponding period a year ago. The decrease is due to lower borrowing rates and the repayment of $9.0 million of the Company's outstanding line of credit during fiscal 2002.

Other expense, for fiscal 2002 included a charge of approximately $69,000 for foreign currency translation losses related to the strength of the USD and its effect on the Company's foreign subsidiaries.

The Company's effective income tax rate decreased during fiscal 2002 from 42.4% to 28.5% primarily resulting from the U.S. Company's fourth quarter bad debt deduction for intercompany receivables from its wholly-owned German subsidiary. The write-off of this receivable created taxable income in the German subsidiary that will allow the Company to utilize and benefit the net operating loss carryforwards associated with the German subsidiary.

Net income for fiscal 2002 remained consistent with fiscal 2001 at approximately $3.9 million, while diluted earnings per share increased 4% to $0.82 per share as compared to the same period a year ago. Net income remained consistent in spite of the 29% reduction in net sales due to increased gross margin percentages in the Core business, lower percentage of overall sales attributed to the OEM/Multimedia segment, reduced operating expenses, reduced interest charges, and a lower effective income tax rate.

FISCAL 2001 COMPARED WITH FISCAL 2000

Net sales increased 9%, from approximately $110.4 million in fiscal 2000 to $120.4 million in fiscal 2001. Because the Company works on a 5-4-4 week quarter, there is an extra week of sales and operations every five years. The second quarter of fiscal 2001 represents 14 weeks of sales and earnings compared to 13 weeks during the second quarter of fiscal 2000. Fiscal 2001, therefore, represents 53 weeks of sales and earnings compared to 52 weeks during fiscal 2000.

The overall sales increase was due to increases in both business segments during the first eight months of the fiscal year offset by the slowing economy and industry-wide decline in U.S. retail sales that began impacting the Core segment in December 2000. The overall sales increase in fiscal 2001 was the result of an 18.7% (approximately $9.2 million) increase in sales of the OEM and Multimedia business segment and a 1.3% (approximately $0.8 million) increase in sales of the Core segment compared to fiscal 2000. Although the OEM and Multimedia segment reflected an increase over the corresponding period a year ago, the increase was lower than originally expected. The overall sales increase in the OEM and Multimedia segment resulted primarily from sales of the BA65, the Company's first entry-level speaker system for computers. The BA65, a powered two-piece speaker system that offers performance similar to Boston's more expensive multimedia products was introduced in June 2000 and was made available through our OEM customer, Gateway. In addition, the Company experienced increased sales of its retail range of multimedia speaker systems offered through Multimedia retail and distribution channels.

New product introductions in the Core home entertainment product categories during the second and third quarters of fiscal 2001 contributed to the overall results of the Core segment. The VR-MC center channel speaker system and the VR-MX surround speaker were introduced to compliment the VR-M50 and VR-M60 Monitor bookshelf speaker systems introduced last fiscal year. The VR-MC with a suggested retail of $600 and the VR-MX with a suggested retail of $800 per pair are both available in cherry or black ash real wood veneer. The Lynnfield VR910 and VR920 high performance center channel speaker systems with suggested retails of $350 and $600, respectively, have end caps shaped and colored to match the design of our Lynnfield VR900 series of floor standing speakers. These models were introduced during the first quarter of fiscal 2001. Sales of the PowerVent(R) powered subwoofer systems introduced last fiscal year continued to augment the Core business and offer high-quality bass reproduction for home entertainment systems. The CX line of after-market automotive speakers was replaced by the FX Series during the third quarter of fiscal 2001. The new FX Series includes nine models ranging from $70 per pair to $140 per pair U.S.
(MSRP). In addition, during the last half of the year, the Company introduced a new entry-level line of component automotive systems, the FS Series. The FS50 and FS60 with suggested retails of $220 each and the FS80 with a suggested retail of $230 deliver high quality sound and broaden our product range of after-market automotive speaker systems.

The Company's gross margin decreased as a percentage of net sales from 30.6% in fiscal 2000 to 26.0% in fiscal 2001 due to increased production expenses including those associated with the Company's efforts to complete the fulfillment of back orders experienced during the first quarter of fiscal 2001. These expenses included the hiring of temporary contract labor (approximately $0.9 million), increased overtime and rework (approximately $0.5 million), as well as higher scrap, freight, and warehousing costs (approximately $1.6 million) as compared to the same period a year ago. Gross margins were also negatively impacted by the sales mix of the OEM/Multimedia segment of sales, which have lower gross margins and represented a larger portion of total net sales in fiscal 2001 as compared to fiscal 2000. During the fourth quarter of fiscal 2001, the Company's gross margin was affected by write-offs for obsolete and slow-moving inventory (approximately $0.6 million), rework of specific finished goods inventory (approximately $0.9 million), and restructuring charges related to the cutbacks of personnel in both January and March of 2001 (approximately $0.2 million).

During fiscal 2001, total operating expenses increased by approximately $1.3 million but decreased as a percentage of net sales from 20.1% to 19.5%. Selling and marketing expenses increased by approximately $1.5 million, as well as, increased as a percentage of net sales primarily due to increased salaries and benefits relating to additional personnel hired in the beginning of the fiscal year and increased advertising and related expenditures associated with both the Core and Multimedia product categories. General and administrative expenses increased by approximately $354,000 while decreasing slightly as a percentage of net sales. The increase is attributable to increases in payroll-related costs, insurance expenses, and the write down of the goodwill associated with the acquisition of the Company's German subsidiary in fiscal 1999. Engineering and development expenses decreased by approximately $620,000, as well as, decreased as a percentage of net sales primarily due to lower consulting fees and lower outside services as compared to the same period a year ago.

Interest expense, net for the fiscal year decreased by approximately $82,000 and as a percentage of net sales compared to the corresponding period a year ago, due to lower borrowing rates, despite an increase in the Company's line of credit borrowings during the second fiscal quarter of approximately $5 million.

Other expense, for fiscal 2001 include a charge of approximately $434,000 for foreign currency translation losses related to the strength of the USD and its effect on the Company's foreign subsidiaries.

The Company's effective income tax rate increased during fiscal 2001 from 38.6% to 42.4% primarily as a result of the inability to benefit net operating losses sustained by the Company's subsidiaries outside the U.S., including the foreign currency translation charge recorded in the fourth quarter and higher state tax liabilities as compared to a year ago.

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

LIQUIDITY AND CAPITAL RESOURCES

As of March 30, 2002, the Company's working capital was approximately $22,668,000, a decrease of approximately $9,800,000 from March 31, 2001. The decrease in working capital was primarily due to decreases in inventory and accounts receivable, as well as, an increase in the current maturity of the line of credit, partially offset by an increase in cash and cash equivalents. At March 30, 2002, the Company's inventory decreased by approximately $10,252,000 compared to March 31, 2001 levels, primarily as a result of a reduction in purchases pertaining to both the Core and OEM segments of the business. Cash and cash equivalents increased by approximately $2,349,000, compared to levels at the end of fiscal 2001 primarily due to cash provided by operating activities exceeding cash expended for repayments of the line of credit as well as purchases of treasury stock. Current liabilities increased by approximately $1,277,000 to approximately $10,402,000 primarily as a result of an increase in the current maturity of the line of credit. Long-term debt decreased by $10,000,000 as a result of repayments of $9,000,000 and a reclassification of the remaining $1,000,000 to current liabilities during fiscal 2002. The Company has two lines of credit with two banking institutions totaling $26,500,000. At March 30, 2002, the Company had borrowings totaling $2,500,000 under its $25 million revolving credit agreement and $0 outstanding under its $1.5 million revolving credit agreement. On May 1, 2002, the Company renewed its $25 million revolving credit agreement for a term of three years maturing on July 1, 2005.

Net cash increased in fiscal 2002 and fiscal 2001 by $2,349,000 and $1,279,000, respectively. Net cash decreased in fiscal 2000 by $590,000. Net cash provided by operating activities in fiscal years 2002, 2001 and 2000 was approximately $18,138,000, $1,117,000, and $15,187,000, respectively.

Differences in cash flows from operating activities over this three-year period were primarily related to significant year-to-year changes in net income, accounts receivable, inventories and accounts payable. Net cash used in investing activities for fiscal years 2002, 2001 and 2000 was approximately $1,950,000,

$3,323,000, and $4,483,000, respectively. Net cash used in investing activities in fiscal years 2002, 2001 and 2000 were for improvements to the existing facility and purchases of property and equipment. Net cash (used in) provided by financing activities in fiscal years 2002, 2001 and 2000 was approximately ($13,840,000), $3,485,000, and ($11,294,000), respectively. In fiscal 2002, net cash used in financing activities included $9,000,000 of repayments of borrowings under one of the Company's credit facilities. In addition, during fiscal 2002, the Company repurchased 332,200 shares of common stock for approximately $3,192,000. In fiscal 2001, net cash provided by financing was the result of net borrowings under one of the Company's lines of credit of approximately $5,048,000. In fiscal 2000, net cash used in financing activities included $7,313,000 of net repayments of borrowings under one of the Company's credit facilities. In addition, during fiscal 2000, the Company repurchased 172,500 shares of common stock for approximately $2,428,000.

The Company believes that its current resources are adequate to meet its requirements for working capital and capital expenditures at least through fiscal 2003.

CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are described in Note 1 to the consolidated financial statements which are included in this Annual Report. We believe that our most critical accounting policies include revenue recognition, sales returns and other allowances and allowance for bad debts, and inventory related reserves.

Revenue Recognition

We recognize revenue in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin 101 ("SAB 101"), Revenue Recognition.

Revenue is recognized when products are (1) shipped to customers provided that there are no uncertainties regarding customer acceptance, (2) when the sales price is fixed or determinable and (3) collection of the related receivable is probable. At the time of revenue recognition, we provide reserves for sales returns and rebates, timely pay discounts, and freight reserves. The determination of criteria (2) and (3) are based on management's judgements regarding the fixed nature of sales price for the products delivered and the collectibility of those amounts. At the time of revenue recognition, we accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service our warranty obligations is based on historical experience and expectation of future conditions.

Sales Returns and Other Allowances, and Allowance for Bad Debts

Our management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends and changes in customer demand for our products when evaluating the adequacy of the reserve for sales returns and other allowances. Significant management judgements and estimates must be made and used in connection with establishing the sales returns and other allowances in any accounting period. Similarly, our management must make estimates of the uncollectibility of our accounts receivable. Management specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Historically, we have not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of raw material and work-in-process and finished goods. Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead.

We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twelve months. As demonstrated during 2001, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand.

NEW ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. This statement is effective for all business combinations initiated after June 30, 2001.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. This statement applies to goodwill and intangible assets acquired after June 30, 2001, as well as goodwill and intangible assets previously acquired. Under this statement, goodwill as well as certain other intangible assets determined to have an infinite life will no longer be amortized; instead, these assets will be reviewed for impairment on a periodic basis. This statement is effective for the Company for the first quarter in the fiscal year ended March 29, 2003. The Company's adoption of SFAS No.141 and 142 is not expected to have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-lived Assets, which supercedes SFAS No. 121. SFAS No. 144 further refines the requirements of SFAS No. 121 that companies (i) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (ii) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. In addition, SFAS No. 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. This statement is effective for the Company for the first quarter in the fiscal year ended March 29, 2003. The Company does not believe the adoption of this statement will have a material impact on its financial position.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

a. Derivative Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments.

As of March 30, 2002, the Company did not participate in any derivative financial instruments, or other financial and commodity instruments for which fair value disclosure would be required under SFAS No. 107. All of the Company's investments are considered cash equivalents and consist of money market accounts. Accordingly, the Company has no quantitative information concerning the market risk of participating in such investments.

b.   Primary Market Risk Exposures

The Company's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. The Company's investment portfolio of cash equivalents is subject to interest rate fluctuations, but the Company believes this risk is immaterial due to the short-term nature of these investments.

For the year ended March 30, 2002, foreign currency translation losses were approximately $69,000 and were the result of a strong USD as compared to the foreign currencies of the Company's subsidiaries. As of March 30, 2002, the Company had not engaged in any foreign currency hedging activities.

SIGNIFICANT CUSTOMERS

The Company's financial results for the fiscal year ended March 30, 2002 include significant OEM sales of multimedia speaker systems to Gateway. During fiscal 2002, Gateway accounted for 29.7% of the Company's net sales. The terms of these sales are governed by the Master Supply Agreement between Gateway and the Company which defines such issues as ordering and invoicing procedures, shipping charges, warranties, repair service support, product safety requirements, etc. This Master Supply Agreement with Gateway does not contain minimum or scheduled purchase requirements; therefore, purchase orders by Gateway may fluctuate significantly from quarter to quarter. Based on information currently available from our OEM customer, the Company anticipates that our OEM sales should decrease during fiscal 2003 as compared to fiscal 2002. Although the loss of Gateway as a customer or the loss of any significant portion of orders from Gateway could have a material adverse effect on the Company's business, results of operations and financial condition, the Company's management has taken steps (including pursuit of additional OEM customers, expansion of the Company's automotive products offerings and renewed efforts to increase sales of the Company's Core products) which it believes will mitigate the adverse consequences of the expected decline in orders from Gateway.

INTERNATIONAL OPERATIONS

Export sales accounted for approximately 15% of the Company's net sales during fiscal 2002, 17% during fiscal 2001 and 18% during fiscal 2000, with sales concentrations in Europe, Asia and Canada. The Company also distributes its products through its three foreign subsidiaries. The Company obtains a substantial supply of inventory from manufacturers located in foreign countries. The Company has no long-term, fixed price contracts or arrangements for inventory supplied by such foreign manufacturers. The Company could readily obtain such inventory from other sources, but there can be no assurance that it would not be at some delay. Any substantial delay in obtaining inventory from another supplier could have an adverse effect on the Company's business, results of operations and financial condition. A number of factors beyond the control of the Company, including, but not limited to, changes in world politics, unstable governments in foreign customer and manufacturer nations and inflation, may affect the operations or financial condition of the Company's foreign customers and manufacturers, as well as the timing of orders and deliveries of Boston Acoustics' products by such customers and manufacturers.

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

CONSOLIDATED BALANCE SHEETS

                                                                       March 30, 2002    March 31, 2001
-------------------------------------------------------------------------------------------------------
ASSETS

Current Assets:
   Cash and cash equivalents                                           $    5,134,558    $    2,785,846
   Accounts receivable, net of allowance for doubtful accounts of
     approximately $366,000 and $385,000 in 2002 and 2001, respectively    10,830,538        11,426,411
   Inventories                                                             14,370,308        24,622,417
   Deferred income taxes                                                    1,724,000         2,044,000
   Prepaid expenses and other current assets                                1,010,792           747,844
   ----------------------------------------------------------------------------------------------------
       Total current assets                                                33,070,196        41,626,518
       ------------------------------------------------------------------------------------------------
Property and Equipment, at Cost:

   Machinery and equipment                                                 16,833,179        15,132,205
   Building and improvements                                                8,795,567         8,816,515
   Office equipment and furniture                                           5,067,810         4,907,967
   Land                                                                     1,815,755         1,815,755
   Motor vehicles                                                             255,956           253,164
   ----------------------------------------------------------------------------------------------------
                                                                           32,768,267        30,925,606

   Less-Accumulated depreciation and amortization                          18,848,303        15,533,147
   ----------------------------------------------------------------------------------------------------
                                                                           13,919,964        15,392,459
   ----------------------------------------------------------------------------------------------------
Other Assets, Net                                                           1,428,286         1,012,671
-------------------------------------------------------------------------------------------------------
                                                                       $   48,418,446    $   58,031,648
-------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

   Accounts payable                                                    $    5,230,684    $    2,743,371
   Accrued payroll and payroll-related expenses                             1,185,529         1,779,942
   Dividends payable                                                          390,626           418,990
   Other accrued expenses                                                   1,095,369         2,682,654
   Current maturity of line of credit                                       2,500,000         1,500,000
   ----------------------------------------------------------------------------------------------------
       Total current liabilities                                           10,402,208         9,124,957
       ------------------------------------------------------------------------------------------------
Line of Credit, Net of Current Maturity                                             -        10,000,000
-------------------------------------------------------------------------------------------------------
Commitments (Note 9)

Minority Interest in Joint Venture                                             18,265            27,325
-------------------------------------------------------------------------------------------------------
Shareholders' Equity:
   Common stock, $0.01 par value-
     Authorized-8,000,000 shares
     Issued-5,100,314 and 5,101,814 shares in
       2002 and 2001, respectively                                             51,003            51,018
   Additional paid-in capital                                               1,191,988         1,191,973
   Subscriptions receivable                                                  (272,917)         (292,417)
   Retained earnings                                                       42,648,558        40,357,136
   ----------------------------------------------------------------------------------------------------
                                                                           43,618,632        41,307,710
Less-Treasury stock, 504,700 and 172,500
   shares in 2002 and 2001, respectively, at cost                           5,620,659         2,428,344
   ----------------------------------------------------------------------------------------------------
       Total shareholders' equity                                          37,997,973        38,879,366
       ------------------------------------------------------------------------------------------------
                                                                       $   48,418,446    $   58,031,648
       ------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Year Ended                                 March 30, 2002      March 31, 2001     March 25, 2000
--------------------------------------------------------------------------------------------------------
Net Sales                                            $ 85,335,768       $ 120,367,092      $ 110,391,165

Cost of Goods Sold                                     59,135,678          89,124,468         76,642,381
--------------------------------------------------------------------------------------------------------
   Gross profit                                        26,200,090          31,242,624         33,748,784
   -----------------------------------------------------------------------------------------------------

Selling and Marketing Expenses                         10,446,858          12,689,399         11,166,266

General and Administrative Expenses                     4,806,545           5,470,738          5,116,648

Engineering and Development Expenses                    5,252,466           5,316,005          5,935,690
--------------------------------------------------------------------------------------------------------
   Total operating expenses                            20,505,869          23,476,142         22,218,604
   -----------------------------------------------------------------------------------------------------
   Income from operations                               5,694,221           7,766,482         11,530,180

Interest Income                                           155,910             120,241            111,941

Interest Expense                                         (310,773)           (681,624)          (754,982)

Other Expense                                             (68,959)           (433,782)           (65,622)
--------------------------------------------------------------------------------------------------------
   Income before provision for income taxes             5,470,399           6,771,317         10,821,517

Provision for Income Taxes                              1,560,000           2,874,000          4,175,000
--------------------------------------------------------------------------------------------------------
   Net income                                        $  3,910,399       $   3,897,317      $   6,646,517
   -----------------------------------------------------------------------------------------------------

Net Income per Share:
     Basic                                           $       0.82       $        0.79      $        1.32
     ---------------------------------------------------------------------------------------------------
     Diluted                                         $       0.82       $        0.79      $        1.25
     ---------------------------------------------------------------------------------------------------

Weighted Average Common Shares
   Outstanding (Note 2):
     Basic                                              4,774,746           4,914,206          5,016,954
     ---------------------------------------------------------------------------------------------------
     Diluted                                            4,784,926           4,962,027          5,302,734
     ---------------------------------------------------------------------------------------------------

Dividends per Share                                  $       0.34       $        0.34      $        0.34
--------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                      Common Stock
                                 ---------------------   Additional                                                           Total
                                 Number of   $0.01 Par      Paid-in   Subscriptions        Retained       Treasury     Shareholders'
                                    Shares       Value      Capital      Receivable        Earnings          Stock           Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, March 27, 1999         5,011,700     $ 50,117   $  636,581    $          -    $ 33,185,516    $         -     $ 33,872,214

  Exercise of stock
    options and warrants           69,064          690      281,953        (126,667)              -              -          155,976
  Dividends                             -                         -               -      (1,700,121)             -       (1,700,121)
  Purchase of 172,500
    shares of common stock              -                         -               -               -     (2,428,344)      (2,428,344)
  Net income                            -            -            -               -       6,646,517              -        6,646,517
  ---------------------------------------------------------------------------------------------------------------------------------
Balance, March 25, 2000         5,080,764       50,807      918,534        (126,667)     38,131,912     (2,428,344)      36,546,242

  Exercise of stock options        21,050          211      273,439        (209,950)              -              -           63,700
  Repayment of                          -            -            -          44,200               -              -           44,200
    subscriptions receivable
  Dividends                             -            -            -               -      (1,672,093)             -       (1,672,093)
  Net income                            -            -            -               -       3,897,317              -        3,897,317
  ---------------------------------------------------------------------------------------------------------------------------------
Balance, March 31, 2001         5,101,814       51,018    1,191,973        (292,417)     40,357,136     (2,428,344)      38,879,366

  Repurchase of
    common stock and
    forgiveness of
    subscription receivable        (1,500)         (15)          15          19,500               -              -           19,500
  Purchase of 332,200 shares
    of common stock                     -            -            -               -               -     (3,192,315)      (3,192,315)
  Dividends                             -            -            -               -      (1,618,977)             -       (1,618,977)
  Net income                            -            -            -               -       3,910,399              -        3,910,399
  ---------------------------------------------------------------------------------------------------------------------------------
Balance, March 30, 2002         5,100,314     $ 51,003   $1,191,988    $   (272,917)   $ 42,648,558    $(5,620,659)    $ 37,997,973

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          March 30,             March 31,            March 25,
For the Year Ended                                                             2002                  2001                 2000
------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:

   Net income                                                          $  3,910,399          $  3,897,317         $  6,646,517
   Adjustments to reconcile net income to net cash
     provided by operating activities-
       Depreciation and amortization                                      3,317,849             3,737,753            2,740,763
       Deferred income taxes                                                      -              (597,000)             (72,000)
       Changes in assets and liabilities, net of acquisition-
         Accounts receivable                                                595,873             1,206,221              (45,713)
         Inventories                                                     10,252,109            (5,288,902)           2,318,332
         Prepaid expenses and other current assets                         (262,948)              277,025             (546,695)
         Accounts payable                                                 2,487,313            (3,258,787)           3,536,957
         Accrued payroll and other accrued expenses                      (2,162,198)            1,143,124              968,745
         Accrued income taxes                                                     -                     -             (359,689)
         ---------------------------------------------------------------------------------------------------------------------
           Net cash provided by operating activities                     18,138,397             1,116,751           15,187,217
           -------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:

   Purchases of property and equipment                                   (1,842,661)           (3,275,681)          (4,090,642)
   Increase in other assets                                                (107,368)              (47,274)            (392,093)
   ---------------------------------------------------------------------------------------------------------------------------
           Net cash used in investing activities                         (1,950,029)           (3,322,955)          (4,482,735)
           -------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:

   Proceeds from exercise of stock options                                        -                63,700              155,976
   Net proceeds from (payments on) line of credit                        (9,000,000)            5,047,713           (7,312,731)
   Purchase of treasury stock                                            (3,192,315)                    -           (2,428,344)
   Dividends paid                                                        (1,647,341)           (1,670,304)          (1,708,888)
   Repayment of subscriptions receivable                                          -                44,200                    -
   ---------------------------------------------------------------------------------------------------------------------------
           Net cash (used in) provided by financing activities          (13,839,656)            3,485,309          (11,293,987)
           -------------------------------------------------------------------------------------------------------------------

Net Increase (Decrease) in Cash
   and Cash Equivalents                                                   2,348,712             1,279,105             (589,505)

Cash and Cash Equivalents, beginning of fiscal year                       2,785,846             1,506,741            2,096,246
------------------------------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents, end of fiscal year                          $  5,134,558          $  2,785,846         $  1,506,741
------------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Noncash
   Financing and Investing Activities:

     Dividends payable                                                 $    390,626          $    418,990         $    417,201
     -------------------------------------------------------------------------------------------------------------------------
     Forgiveness of subscription receivable                            $     19,500          $          -         $          -
     -------------------------------------------------------------------------------------------------------------------------
     Exercise of stock options through the issuance
       of subscriptions receivable                                     $          -          $    209,950         $    126,667
       -----------------------------------------------------------------------------------------------------------------------
     Minority interest in foreign subsidiary                           $      9,060          $     27,325         $          -
     -------------------------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Information:

     Cash paid for income taxes                                        $  2,339,290          $  3,161,000         $  5,446,130
     -------------------------------------------------------------------------------------------------------------------------
     Cash paid for interest                                            $    348,296          $    658,387         $    768,878
     -------------------------------------------------------------------------------------------------------------------------

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

The accompanying consolidated financial statements reflect the operations of Boston Acoustics Inc., its wholly-owned subsidiaries: BA Acquisition Corp. (also known as Snell Acoustics); Boston Acoustics Securities Corporation (a Massachusetts securities corporation); Boston Acoustics Foreign Sales Corporation; Boston Acoustics Italia, S.r.l (an Italian corporation) and Boston Acoustics Deutschland, GmbH (a German corporation), and its majority-owned subsidiary, Boston Acoustics UK, Ltd. (a United Kingdom corporation). During fiscal 2001, the Company contributed approximately $27,000 to become a 51% owner of Boston Acoustics UK, Ltd. The Company has recorded the remaining 49% interest in Boston Acoustics UK, Ltd. (approximately $27,000) as a minority interest on the accompanying consolidated balance sheets. All significant intercompany amounts have been eliminated in consolidation.

The accompanying consolidated financial statements reflect the application of the following significant accounting policies:

a.  Revenue Recognition
The Company recognizes revenue in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin 101 (SAB 101), Revenue Recognition.

Revenue is recognized when products are shipped to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is probable.

At the time of revenue recognition, the Company provides reserves for sales returns and rebates, timely pay discounts, and freight reserves.

The Company charges many of its customers shipping and freight costs related to the delivery of its products. Accordingly, the Company follows the provisions of Emerging Issues Task Force Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. Amounts charged to customers for shipping and handling costs are included in net sales in the accompanying consolidated statements of income. The related shipping and handling costs are recorded in cost of sales in the accompanying consolidated statements of income.

b.  Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

c.  Inventories
Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

                                             March 30,         March 31,
                                                  2002              2001
------------------------------------------------------------------------
Raw materials and work-in-process       $    5,662,983    $    8,374,305
Finished goods                               8,707,325        16,248,112
------------------------------------------------------------------------
                                        $   14,370,308    $   24,622,417
------------------------------------------------------------------------

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

Asset                                                          Estimated
Classification                                               Useful Life
------------------------------------------------------------------------
Machinery and equipment                                        3-5 years
Building and improvements                                       39 years
Office equipment and furniture                                 3-5 years
Motor vehicles                                                   3 years

f.  Warranty Costs
Warranty costs are estimated and recorded by the Company at the time of product shipment. During the years ended March 30, 2002, March 31, 2001 and March 25, 2000, warranty costs recorded by the Company were approximately $174,000, $270,000 and $221,000, respectively.

g.  Foreign Currency Translation
In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, the Company has determined that the functional currency of its foreign subsidiaries is the U.S. dollar. Accordingly, all monetary assets and liabilities for these entities are translated at year-end exchange rates, while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year. Gains or losses from changes in exchange rates are recognized in consolidated income in the year of occurrence. During the years ended March 30, 2002, March 31, 2001 and March 25, 2000, foreign currency translation losses were approximately $69,000, $434,000 and $66,000, respectively, and were included in other expense in the accompanying consolidated statements of income.

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

k.  Concentration of Credit Risk
SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet risks and credit risk concentrations. The Company has no significant off-balance-sheet credit risks such as those associated with foreign exchange contracts, option contracts, or other foreign hedging arrangements. The Company is subjected to concentration of credit risk with respect to its cash and cash equivalents and accounts receivable balances. The Company maintains the majority of its cash balances with three highly credit worthy financial institutions. The Company's accounts receivable credit risk is not concentrated within any geographic area and does not represent a significant credit risk to the Company. The Company maintains an allowance for potential credit losses, but historically it has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

Significant customers with respect to accounts receivable and sales are as follows:

                                                               Accounts
                   Net Sales for the Years Ended        Receivable as of
               ---------------------------------   ---------------------
               March 30,   March 31,   March 25,   March 30,   March 31,
                    2002        2001        2000        2002        2001
------------------------------------------------------------------------
Customer A           30%         45%         43%         17%         23%
Customer B           15%         10%           *         28%         12%
Customer C             *           *           *         10%         10%
* Customer does not exceed 10% of net sales.

l.  Financial Instruments
SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure about the fair value of financial instruments. Financial instruments consist of cash equivalents, accounts receivable, accounts payable, subscriptions receivable and lines of credit. The estimated fair values of these financial instruments approximate their carrying values. The Company's cash equivalents are generally obligations of the federal government or investment-grade corporate or municipal issuers. The Company, by policy, limits the amount of credit exposure to any one financial institution.

m.  Impairment of Long-Lived Assets
The Company follows the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 121 addresses accounting and reporting requirements for impairment of long-lived assets based on their fair market values. The carrying value of long-lived assets held and used are periodically reviewed by the Company based on the expected future undiscounted operating cash flows of the related business unit. During fiscal 2001, the Company determined that goodwill of approximately $236,000 related to the acquisition of Boston Acoustics Deutschland, GmbH was impaired and as a result wrote it down to zero. This amount is included in general and administrative expenses in the accompanying statement of income for the year ended March 31, 2001. Based on its most recent analysis, the Company believes that no other material impairment of long-lived assets exists as of March 30, 2002.

n.  Comprehensive Income
The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. There were no differences between net income and comprehensive income for any of the periods presented.

o.  Recent Accounting Pronouncements
In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. This statement is effective for all business combinations initiated after June 30, 2001.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. This statement applies to goodwill and intangible assets acquired after June 30, 2001, as well as goodwill and intangible assets previously acquired. Under this statement, goodwill, as well as certain other intangible assets determined to have infinite lives will no longer be amortized; instead, these assets will be reviewed for impairment on a periodic basis, at least annually. This statement is effective for the Company for the first quarter in the fiscal year ended March 29, 2003. The Company's adoption of SFAS No. 141 and No. 142 is not expected to have a material impact on the Company's consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supercedes SFAS No. 121. SFAS No. 144 further refines the requirements of SFAS No. 121 that companies (i) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (ii) measure an impairment loss as the difference between the carrying amount and the fair value of the asset. In addition, SFAS No. 144 provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. This statement is effective for the Company for the first quarter in the fiscal year ended March 29, 2003. The Company does not believe the adoption of this statement will have a material impact on its financial position.

The Company adopted the provisions of Emerging Issues Task Force Issue No. 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products, (EITF 00-25), as codified by EITF 01-09 beginning January 1, 2002. EITF 00-25 addresses whether consideration given to a customer from a vendor should be classified as an adjustment to the selling price of the product sold or as a cost of the product sold. The task force reached a consensus that cash consideration given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor's products or services and therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement. This guidance in this issue should be applied no later than in financial statements for annual or interim periods beginning after December 15, 2001. The Company offers cooperative advertising programs to its largest customers whereby the customers can earn sales credits for approved advertisements involving the Company's products. The Company has historically recorded these credits as an adjustment to the selling price of its products. As a result, the adoption of EITF 00-25 did not have a significant impact on the Company's financial statements. During the years ended March 30, 2002, March 31, 2001 and March

25, 2000, cooperative advertising credits included as sales adjustments were approximately $2,135,000, $1,970,000 and $1,610,000, respectively.

2.  NET INCOME PER SHARE
The Company follows the provisions of SFAS No. 128, Earnings per Share. This standard requires presentation of both basic and diluted earnings per share on the face of the consolidated statements of income. These financial statements have been prepared and presented based on this standard.

The computation of basic and diluted shares outstanding, as required by SFAS No. 128, is as follows:

                                  March 30,      March 31,     March 25,
For the Year Ended                     2002           2001          2000
------------------------------------------------------------------------
Basic weighted average
   common shares outstanding      4,774,746      4,914,206     5,016,954
Dilutive effect of assumed
   exercise of stock options         10,180         47,821       285,780
   ---------------------------------------------------------------------
Weighted average common
   shares outstanding
   assuming dilution              4,784,926      4,962,027     5,302,734
   ---------------------------------------------------------------------

For the years ended March 30, 2002, March 31, 2001 and March 25, 2000, 518,738, 296,214 and 213,600 options, respectively, have been excluded from the weighted average number of common and dilutive potential shares outstanding, as their effect would be antidilutive.

3.  INCOME TAXES
The components of the Company's net deferred tax assets consist of the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. A valuation allowance has been provided for the portion of the deferred tax assets related to net operating loss carryforwards of the Company's Italian and UK subsidiaries, as the realizability of this asset is uncertain. The Company expects to realize the remaining deferred tax amounts.

The approximate income tax effect of each temporary difference is as follows:

                                              March 30,        March 31,
                                                   2002             2001
------------------------------------------------------------------------
Current deferred tax asset-
   Accrued expenses not
     currently deductible                $      342,000   $      905,000
   Receivable reserves                          600,000          462,000
   Inventory reserves                           782,000          677,000
   Foreign net operating losses                 212,000          450,000
   ---------------------------------------------------------------------
                                              1,936,000        2,494,000
Noncurrent deferred
   tax asset-
     Depreciation                               701,000          381,000
     -------------------------------------------------------------------
       Total deferred tax assets              2,637,000        2,875,000
Valuation allowance                            (212,000)        (450,000)
------------------------------------------------------------------------
       Net deferred tax assets           $    2,425,000   $    2,425,000
       -----------------------------------------------------------------

The noncurrent deferred income taxes are included in other assets in the accompanying consolidated balance sheets.

The components of the provision for income taxes shown in the accompanying consolidated statements of income consist of the following:

                              March 30,       March 31,        March 25,
                                   2002            2001             2000
------------------------------------------------------------------------
Current-
   Federal               $    1,302,000  $    2,885,000   $    3,467,000
   State                        258,000         586,000          780,000
   ---------------------------------------------------------------------
                              1,560,000       3,471,000        4,247,000
   ---------------------------------------------------------------------
Deferred-
   Federal                            -        (499,000)         (60,000)
   State                              -         (98,000)         (12,000)
   ---------------------------------------------------------------------
                                      -        (597,000)         (72,000)
   ---------------------------------------------------------------------
Provision for
   income taxes          $    1,560,000  $    2,874,000   $    4,175,000
   ---------------------------------------------------------------------

The Company's effective income tax rate varies from the amount computed, using the statutory U.S. income tax rate, as follows:

                                 March 30,       March 31,     March 25,
                                      2002            2001          2000
------------------------------------------------------------------------
Federal statutory rate                34.0%          34.0%          34.1%
Increase in taxes resulting from
   state income taxes, net
   of federal income tax benefit       4.7            5.7            4.9
Foreign sales corporation/Extra
   territorial income exclusion       (0.9)          (2.0)          (1.1)
Change in valuation allowance
   related to foreign subsidiaries    (9.0)           4.2            0.5
Other                                 (0.3)           0.5            0.2
------------------------------------------------------------------------
                                      28.5%          42.4%          38.6%
------------------------------------------------------------------------

4.  SHAREHOLDERS' EQUITY
a.  Stock Options
The Company maintained an incentive option plan (the 1986 Plan) that expired in October of 1996. The Company did not have any options outstanding under the 1986 Plan as of March 31, 2001. In February 1996, the Board of Directors approved a new incentive stock option plan (the 1996 Plan) authorizing the issuance of incentive stock options and nonqualified stock options for the purchase of up to 300,000 shares of common stock. The 1996 Plan is administered by the Board of Directors, and options are granted at not less than the fair market value of the Company's common stock on the date of grant. As of March 30, 2002, the Company has 238,000 options outstanding under the 1996 Plan.

In May 1997, the Board of Directors approved a new stock option plan (the 1997
Plan) authorizing the issuance of incentive stock options and nonqualified stock options for the purchase of up to 950,000 shares of common stock. The 1997 Plan permits the granting of nonqualified stock options and incentive stock options. As of March 30, 2002, the Company has 464,300 options outstanding under the 1997 Plan.

The following is a summary of stock option activity under the 1986 Plan, the 1996 Plan and the 1997 Plan:

                                                               Weighted
                                                Range of        Average
                                 Number         Exercise       Exercise
                             of Options           Prices          Price
-----------------------------------------------------------------------
Outstanding at
   March 27, 1999               524,250    $  11.67 - 20.25    $  15.64
     Granted                    127,375       11.63 - 12.88       11.80
     Exercised                  (11,500)      11.67 - 13.00       12.71
     Canceled                    (4,492)      13.00 - 20.25       17.84
     ------------------------------------------------------------------
Outstanding at
   March 25, 2000               635,633       11.63 - 20.25       14.90
     Granted                    228,000        9.63 - 10.81       10.25
     Exercised                  (21,050)              13.00       13.00
     Canceled                  (201,983)      11.63 - 20.25       14.78
     ------------------------------------------------------------------
Outstanding at
   March 31, 2001               640,600        9.63 - 20.25       13.35
     Granted                    206,250        9.26 - 10.37        9.74
     Canceled                  (144,550)       9.63 - 20.25       12.51
     ------------------------------------------------------------------
Outstanding at
   March 30, 2002               702,300    $   9.26 - 20.25    $  12.46
   --------------------------------------------------------------------
Exercisable at
   March 30, 2002               372,583    $   9.26 - 20.25    $  13.67
   --------------------------------------------------------------------
Exercisable at
   March 31, 2001               277,221    $  11.63 - 20.25    $  15.12
   --------------------------------------------------------------------
Options available for future
   grant at March 30, 2002      518,400
   ------------------------------------

The Company has determined that it will continue to account for stock-based compensation for employees under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and elect the disclosure-only alternative under SFAS No. 123 Accounting for Stock-Based Compensation (SFAS No.
123) for options granted after January 1, 1996 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The Company follows the provisions of SFAS No. 123, which requires the measurement of the fair value of stock options and warrants issued to other than employees to be included in the statement of income. The weighted average assumptions used for proforma purposes are as follows:

                              March 30,       March 31,        March 25,
                                   2002            2001             2000
------------------------------------------------------------------------
Risk-free interest rate      4.74-5.01%      6.17-6.25%       6.03-6.78%
Expected dividend
   yield (per share)             $0.34           $0.34            $0.34
Expected lives               5-10 years      5-10 years       5-10 years
Expected volatility                 60%             56%              48%

The weighted average grant date fair value per share of options granted during the years ended March 30, 2002, March 31, 2001 and March 25, 2000 under these plans is $4.46, $4.99 and $5.02, respectively. As of March 30, 2002, March 31, 2001 and March 25, 2000, the weighted average remaining contractual life of outstanding options under these plans is 6.19 years, 7.69 years and 6.09 years, respectively.

Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and basic and diluted net income per share would have been reduced to the following pro forma amounts:

                                March 30,      March 31,       March 25,
                                     2002           2001            2000
------------------------------------------------------------------------
Net income-

   As reported               $  3,910,399   $  3,897,317    $  6,646,517
   Pro forma                    2,752,299      3,199,827       5,795,414
Net income
   per share, as reported-
     Basic                   $       0.82   $       0.79    $       1.32
     Diluted                         0.82           0.79            1.25
Net income per share,
   pro forma-
     Basic                   $       0.58   $       0.65    $       1.16
     Diluted                         0.58           0.64            1.09

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

c.   Subscriptions Receivable

During fiscal 2000 and 2001, the Company allowed certain of its employees to exercise options that were issued under certain stock option plans in exchange for the issuance of full recourse promissory notes. The notes bear interest at rates between 7.0%-7.5% per annum and are due and payable in full on maturity dates between June 18, 2002 and November 20, 2003.

5.   LOAN AGREEMENT AND LINES OF CREDIT

In June 1997, the Company entered into an unsecured revolving loan agreement with a bank for $25,000,000. The loan matures on June 1, 2005. Interest is charged at LIBOR on the first day of the interest period plus a fixed-rate spread based on certain financial ratios (ranging from 2.38% to 2.40% as of March 30, 2002). As of March 30, 2002, $2,500,000 was outstanding under this revolving loan agreement, of which all of this amount has been classified as short-term, as the Company expects to repay this amount during fiscal 2003. In connection with this agreement, the Company must comply with certain financial and restrictive covenants, including maintaining minimum levels of profitability. As of March 30, 2002, the Company was in compliance with all covenants.

The Company also has a $1,500,000 unsecured line of credit with another bank available for letters of credit, bankers' acceptances and direct advances. Interest on letters of credit and bankers' acceptances is based on the prevailing rate (1.5% at March 30, 2002). Direct advances accrue interest at the bank's commercial base rate (4.75% at March 30, 2002). No amounts were outstanding under this line of credit at March 30, 2002 and March 31, 2001.

The Company also has a DM 250,000 line of credit with a German bank. At March 30, 2002, there were no amounts outstanding under this line of credit.

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

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company does not allocate operating expenses between its two reportable segments. Accordingly, the Company's measure of profit for each reportable segment is based on gross profit.
                                                OEM and
2002                               Core      Multimedia            Total
------------------------------------------------------------------------
Net sales                 $  57,900,666   $  27,435,102    $  85,335,768
------------------------------------------------------------------------
Gross profit              $  21,769,311   $   4,430,779    $  26,200,090
------------------------------------------------------------------------
Depreciation and
   amortization           $   1,887,845   $     241,768    $   2,129,613
   ---------------------------------------------------------------------
Capital expenditures      $   1,605,973   $     236,688    $   1,842,661
------------------------------------------------------------------------

                                                OEM and
2001                               Core      Multimedia            Total
------------------------------------------------------------------------
Net sales                 $  61,909,826   $  58,457,266    $ 120,367,092
------------------------------------------------------------------------
Gross profit              $  19,605,868   $  11,636,756    $  31,242,624
------------------------------------------------------------------------
Depreciation and
   amortization           $   1,232,441   $     871,292    $   2,103,733
   ---------------------------------------------------------------------
Capital expenditures      $   3,023,627   $     252,054    $   3,275,681
------------------------------------------------------------------------

                                                OEM and
2000                               Core      Multimedia            Total
------------------------------------------------------------------------
Net sales                 $  61,131,316   $  49,259,849    $ 110,391,165
------------------------------------------------------------------------
Gross profit              $  21,633,212   $  12,115,572    $  33,748,784
------------------------------------------------------------------------
Depreciation and
   amortization           $     988,573   $     148,701    $   1,137,274
   ---------------------------------------------------------------------
Capital expenditures      $   3,466,081   $     624,561    $   4,090,642
------------------------------------------------------------------------

Total assets specifically identifiable within each reportable segment are listed in the table below. Assets included in the OEM and Multimedia segment consist of accounts receivable, inventories and fixed assets.

                                            March 30,          March 31,
                                                 2002              2001
------------------------------------------------------------------------
Core                                    $   44,180,158    $   46,822,555
OEM and Multimedia                           4,238,288        11,209,093
------------------------------------------------------------------------
                                        $   48,418,446    $   58,031,648
------------------------------------------------------------------------

The following table identifies sales by geographic region. Sales are attributed to countries based on location of customer:

For the                     March 30,        March 31,         March 25,
Year Ended                       2002             2001              2000
------------------------------------------------------------------------
United States         $    72,569,873   $   99,400,198    $   90,527,474
Other                      12,765,895       20,966,894        19,863,691
------------------------------------------------------------------------
                      $    85,335,768   $  120,367,092    $  110,391,165
------------------------------------------------------------------------

No individual country included in "Other" accounted for more than 10% of net sales for the fiscal years presented above.

7. OTHER ACCRUED EXPENSES

Other accrued expenses consist of the following:

                                            March 30,          March 31,
                                                 2002               2001
------------------------------------------------------------------------
Inventory rework and warranty           $      200,000    $    1,125,705
Advertising                                    449,064           774,965
Other                                          446,305           781,984
------------------------------------------------------------------------
                                        $    1,095,369    $    2,682,654
------------------------------------------------------------------------

During fiscal 2001, the Company recorded an accrued expense of $900,000 that represented the estimated cost of rework for one of its finished goods products. The Company completed the rework during fiscal 2002.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Retirement Plan (the 401(k) Plan). The 401(k) Plan is a defined contribution plan established under the provisions of Section 401(k) of the Internal Revenue Code. The Company may make a matching contribution of 25% of each participant's contribution, up to a maximum of 5% of a participant's compensation for the plan year. The Company contributed approximately $59,000, $90,000 and $84,000 to the 401(k) Plan during fiscal years 2002, 2001 and 2000, respectively.

9. COMMITMENTS

The Company has leased certain of its facilities under operating lease agreements that expire in fiscal 2003. The leases require payments of approximately $48,000 through 2003. Total rent expense for fiscal 2002, 2001 and 2000 was approximately $247,000, $615,000 and $388,000, respectively.

10. ACCOUNTS RECEIVABLE RESERVES

                                  Allowance for Doubtful Accounts
                       ---------------------------------------------------
                       Balance,    Charged to
                       Beginning    Costs and                   Balance,
(In Thousands)           of Year     Expenses    Deductions/1/ End of Year
--------------------------------------------------------------------------
For the fiscal year ended-
     March 30, 2002      $   385      $    41      $   (60)     $    366
     March 31, 2001      $   345      $    61      $   (21)     $    385
     -------------------------------------------------------------------
     March 25, 2000      $   463      $     7      $  (125)     $    345
     -------------------------------------------------------------------

/1/Amounts deemed uncollectible net of recoveries of previously reserved amounts.



                                 Reserve for Off-Invoice Allowances/2/
                          ----------------------------------------------
                           Balance,
                          Beginning   Charged to                Balance,
(In Thousands)              of Year     Revenues  Deductions End of Year
------------------------------------------------------------------------
For the fiscal year ended-
   March 30, 2002         $   2,711   $   12,771  $ (12,477)  $    3,005
   March 31, 2001         $   2,563   $   13,581  $ (13,433)  $    2,711
   ---------------------------------------------------------------------
   March 25, 2000         $   2,102   $   11,715  $ (11,254)  $    2,563
   ---------------------------------------------------------------------

/2/Amounts are net against accounts receivable and include allowances for sales rebates, timely pay discounts and freight rebates.

TO BOSTON ACOUSTICS, INC. AND SUBSIDIARIES:
We have audited the accompanying consolidated balance sheets of Boston Acoustics, Inc. (a Massachusetts corporation) and subsidiaries (the Company) as of March 30, 2002 and March 31, 2001 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boston Acoustics, Inc. and subsidiaries as of March 30, 2002 and March 31, 2001 and the results of their operations and their cash flows for each of the three years in the period ended March 30, 2002 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Boston, Massachusetts
May 13, 2002

FIVE YEAR SELECTED DATA

(Amounts In Thousands
Except per Share Data)                         2002         2001         2000         1999          1998
--------------------------------------------------------------------------------------------------------
Income Statement Data
   Net Sales                               $ 85,336     $120,367     $110,391     $117,968      $ 82,399
   Net Income                                 3,910        3,897        6,647       11,264         9,576
   Basic Earnings Per Share                    0.82         0.79         1.32         2.26          1.83
   Diluted Earnings Per Share                  0.82         0.79         1.25         2.14          1.74
   Weighted Average Shares Outstanding
     Basic                                    4,775        4,914        5,017        4,988         5,232
     Diluted                                  4,785        4,962        5,303        5,255         5,512
   Dividends Per Share                     $   0.34     $   0.34     $   0.34     $   0.34      $   0.33
Balance Sheet Data
   Working Capital                         $ 22,668     $ 32,502     $ 24,702     $ 29,471      $ 20,319
   Total Assets                              48,418       58,032       52,737       53,239        42,499
   Shareholders' Equity                      37,998       38,879       36,546       33,872        23,904

QUARTERLY FINANCIAL DATA (UNAUDITED)

(Amounts In Thousands                         First       Second        Third       Fourth
Except per Share Data)                      Quarter      Quarter      Quarter      Quarter          Year
--------------------------------------------------------------------------------------------------------
Year Ended March 30, 2002
   Net Sales                               $ 20,443     $ 21,067     $ 23,205     $ 20,621      $ 85,336
   Gross Profit                               5,510        6,399        7,883        6,408      $ 26,200
   Net Income                                   171          736        1,516        1,487      $  3,910
   Basic Earnings Per Share                    0.03         0.15         0.32         0.32          0.82
   Diluted Earnings Per Share                  0.03         0.15         0.32         0.32          0.82

Year Ended March 31, 2001
   Net Sales                               $ 23,420     $ 35,340     $ 34,383     $ 27,224      $120,367
   Gross Profit                               7,264        9,711        9,529        4,739      $ 31,243
   Net Income (Loss)                          1,149        2,238        1,831       (1,321)     $  3,897
   Basic Earnings (Loss) Per Share             0.23         0.46         0.37        (0.27)         0.79
   Diluted Earnings (Loss) Per Share           0.23         0.45         0.36        (0.27)         0.79

SHAREHOLDER INFORMATION
Boston Acoustic, Inc. encourages investors to become informed about its business. Additional information, copies of this report and the Company's Form 10-K filed with the Securities and Exchange Commission may be obtained by writing to Debra A. Ricker-Rosato, Vice President - Finance.

Dividend Policy
In August of 1992, the Company authorized a 50% increase in its annual dividend rate from $.133 to $.20 per share. In February 1993, the Company authorized an increase to $.267 per share and in February 1995 authorized an increase to $.333 per share. In August 1998, after announcing a 3:2 stock split, the Company authorized an increase to $.34 per share. Dividends are declared and paid quarterly. Four quarterly dividends totaling $.34 were declared during fiscal 2002.

Stock Market Activity
The common stock of Boston Acoustics, Inc. has been listed on the NASDAQ National Market System under the symbol BOSA since its initial public offering on December 12, 1986. The following table sets forth high and low closing prices by quarter reported by NASDAQ:

Fiscal 2002                                        High              Low
------------------------------------------------------------------------
First Quarter                                    11.750           10.100
Second Quarter                                   12.050            8.530
Third Quarter                                    12.150            8.750
Fourth Quarter                                   12.000            9.260


Fiscal 2001                                        High              Low
------------------------------------------------------------------------
First Quarter                                    12.438            9.125
Second Quarter                                   14.125           10.813
Third Quarter                                    15.688           12.375
Fourth Quarter                                   15.625           10.766

There were 107 shareholders of record as of March 30, 2002. Shareholders who beneficially own common stock held in nominee of street name are not included in the number of shareholders of record.

Auditors
Arthur Andersen LLP
Boston, Massachusetts

Legal Counsel
Peabody & Arnold LLP
Boston, Massachusetts

Transfer Agent
EquiServe Trust Company, N.A.
Providence, Rhode Island

BOARD OF DIRECTORS
Andrew G. Kotsatos
Chairman and Treasurer
Boston Acoustics, Inc.

Moses A. Gabbay
Chief Executive Officer
Boston Acoustics, Inc.

Allan J. Evelyn
President
Boston Acoustics, Inc.

Alexander E. Aikens, III
Professor
Brandeis University Graduate School of International Economics and Finance

George J. Markos
Senior Vice President and General Counsel
Yell-O-Glow Corporation

Lisa M. Mooney

Fletcher H. Wiley
President and Chief Operating Officer
PRWT Holdings

EXECUTIVE OFFICERS
Andrew G. Kotsatos
Chairman and Treasurer

Moses A. Gabbay
Chief Executive Officer

Allan J. Evelyn
President

Michael B. Chass
Vice President - Automotive and Multimedia OEM

Debra A. Ricker-Rosato
Vice President - Finance

Michael J. Rudd
Vice President - New Technology

Robert L. Spaner
Executive Vice President - Sales

Boston Acoustics, Inc.
300 Jubilee Drive
Peabody, MA 01960
Fax (978) 538-5091
www.bostonacoustics.com
Tel (978) 538-5000

880-AR-02