Form 10-K, Exhibit 13
period 2003-03-29
BOSTON ACOUSTICS INC
filed 2003-06-27
CIK 805268

                                                                      Exhibit 13

[LOGO] Boston Acoustics

Boston Acoustics, Inc.
300 Jubilee Drive
Peabody. MA 01960
Fax (978) 538-5091
www.bostonacoustics.com

Tel (978) 538-5000


                                    [GRAPHIC]

                                                                              03
                                                                          ANNUAL
                                                                          REPORT

                                    [GRAPHIC]

--------------------------------------------------------------------------------

OUR MISSION is to use our passion for sound to ensure that our customers always get the best performance and value in every product we make.

--------------------------------------------------------------------------------

                                    [GRAPHIC]

--------------------------------------------------------------------------------

OUR VISION

Boston Acoustics will become the recognized quality leader in home and car audio.
--------------------------------------------------------------------------------

                                    [GRAPHIC]

                                                      --------------------------
                                                                              03
                                                             FELLOW SHAREHOLDERS
                                                      --------------------------

Net sales for fiscal 2003 were $70.6 million, compared to $85.3 million for fiscal 2002. OEM/Multimedia sales declined by $6.9 million and core product sales were down by $7.8 million.

Net income was $1.8 million compared to $3.9 million a year ago, and diluted earnings per share decreased to $.41 per share, compared to $.82 last year.

The continuing decline in the OEM/Multimedia segment - primarily Gateway - was anticipated. We expect the Gateway business to continue to shrink in fiscal 2004.

Our core business was impacted by the continuing weak economy, exacerbated by the pre-war jitters that kept people out of stores. We did better than industry averages, however, and we moved up from 97th to 76th in the Boston Globe's annual ranking of the 100 top Massachusetts companies.

                                    [GRAPHIC]

DEVELOPING MORE NEW PRODUCTS

We spent significant amounts on product development throughout fiscal 2003 - especially on automotive systems for the OEM program described below, and on products that will integrate our high performance speakers with electronics of comparable quality to create new kinds of Boston-branded systems.

These programs should lead to enhanced levels of profitability when the economy returns to more normal levels; when the Company begins shipping automotive OEM product in fiscal 2005; and when the new integrated products contribute to sales.

                                    [GRAPHIC]

---------------------
BUILDING THE FUTURE
WITH NEW AND IMPROVED
PRODUCTS FOR BROADER
MARKETS
---------------------

--------------------------------------------------------------------------------

GOOD NEWS

Despite the decline in sales our fiscal foundation is solid. Cash flow remained positive; inventories were reduced in line with sales; cash and cash equivalents increased from approximately $5.1 million at the end of fiscal 2002 to approximately $6.9 million at the end of fiscal 2003; and we have no debt. Reflecting continuing confidence in the fundamental strength of the Company and its future prospects, the Board of Directors has continued to declare and authorize the payment of the regular quarterly dividend of $.085 per common share.

                                    [GRAPHIC]

OUR STRATEGY

We took steps in fiscal 2002 in anticipation of continuing market weaknesses. We then implemented additional plans late in fiscal 2003 to help assure that we are continuing in the right direction. We anticipate that operational changes and headcount reductions will result in annual savings of approximately $5.2 million in fiscal 2004.

Our strategy remains focused on minimizing costs and maximizing efficiencies so that we can produce more with less - and on building the future with new and improved products for broader markets.

The process is ongoing. We will continue to assess our needs to anticipate and respond to fluctuations in market demand. At the same time, we will stay focused on developing products that will enable us to grow revenue at increasing margins as the market improves.

NEW PRODUCTS

The new products we introduced in fiscal 2003 reflect our ability to innovate and grow our markets while maintaining the high quality levels that people expect from us.

We introduced our first radio - The Boston Acoustics Recepter(TM). It is a very compact, high-performance AM/FM instrument, with our new BassTrac(R) circuitry that enables it to deliver bass performance out of

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    [GRAPHIC]

proportion to its size. Its high fidelity sound compares favorably to the finest radios ever made.

It also has tuner performance that's previously been found only in the most advanced component receivers costing many times its price. It has an extraordinary ability to pull in weak FM stations and to separate closely spaced stations clearly.

It's a very sophisticated clock/radio with two alarms that's remarkably simple to use - the first of a new generation of Boston products.

We introduced the VRi595, a groundbreaking in-ceiling three-way home theater speaker system with a unique baffle that can be rotated to direct the sonic image towards the listeners. When it's ceiling mounted directly in front of the screen, the sound appears to come from the screen itself.

We added a rugged new subwoofer to our Voyager All-Weather Line. It's designed so that it can be mounted discreetly between the joists on the underside of a deck, or buried vertically in a garden or yard. It is meant to be driven by our powerful SA1 subwoofer amplifier that's sold separately.

We also added two revolutionary in-ceiling speaker systems to our Designer(TM) speaker line.

In "whole-house" applications, both models can deliver full-range, two-channel stereo sound from a single location - ideal for hallways, bathrooms, and other small to midsize rooms. As home theater components, each of them can be used as a single surround channel, or as both a side and rear channel from a single ceiling location.

                                    [GRAPHIC]

We introduced the Z6 and Z5 premium component-speakers. Boston Z(TM) represents an enormous engineering effort--and accomplishment. The goal was to create an automotive component loudspeaker with outstanding bass extension and the smoothest, most accurate octave-to-octave tonal balance possible--all in a highly stylized design that minimizes installation effort and cost.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Our new NX car speaker line includes four lightweight, low profile models that deliver superior sound quality at popular price points. Their "drop-in" installation features mean that installation is quick and inexpensive - in virtually all vehicles. We expect them to be seen as "best-of-breed" for affordable quality.

                                   [GRAPHIC]

OUR FIRST AUTOMOTIVE OEM

Last year, we announced a multi-year joint development agreement between Boston Acoustics and Visteon Corporation to deliver high performance audio systems as factory-installed options for selected automakers.

We now have our first OEM contract - we will be providing Chrysler Group with new premium Boston-branded audio systems for upcoming vehicle lines.

Although there are no minimum purchase requirements, we expect that revenue based on the new business will have a material impact for several years, beginning in our 2005 fiscal year.

                                   [GRAPHIC]

KUDOS

We are pleased to report that our products continued to win awards for innovation and quality in fiscal 2003. At the same time, we're also proud of the recognition we get for our customer service. Here are excerpts from just a few of the notes we received last year:

"Wow, thanks. If I wasn't a fan of Boston Acoustics before, this kind of customer service would completely win me over."

"You did a great job and I thank you. I will continue to buy Boston products. Also I have already told all my friends about my good luck with Boston. Once again thanks, and keep up the good work."

--------------------------------------------------------------------------------

                                                      --------------------------
                                                                    OUR PRODUCTS
                                                         CONTINUED TO WIN AWARDS
                                                                  FOR INNOVATION
                                                      --------------------------

--------------------------------------------------------------------------------

                                   [GRAPHIC]

"What more could I ask for? Thanks for really great service in an age of incompetence!! Really appreciate the service!!"

"I want to thank you very much. I will be looking for a home entertainment system and will have a difficult time choosing anything other than Boston. Your assistance has left me with a good feeling and faith in your company."

"Thank you so very much for your magnificent service, which clearly and without doubt went way, way beyond the expected."

"All my dealings with Boston I get superior service. Quick reply back, quick on everything. It's nice to have a company that has the best of both worlds: excellent products, excellent staff." [From an installer of auto systems.]

RECOGNIZING EXCELLENCE

In last year's letter to the shareholders, we noted that we were pursuing ISO 9001 Certification. Certification is based on a detailed investigation of operations, products and facilities to determine if they measure up to the global standards for product and service quality. ISO is the International Organization for Standardization, the worldwide federation of national standards bodies. We're pleased to report that we earned ISO 9001 certification in May 2003.

                                   [GRAPHIC]

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

THE COMING YEAR

Next year, we will celebrate our 25th anniversary.

We have earned an enviable reputation as a leader in innovation, performance and value. With the Recepter Radio and other innovations that we introduced in fiscal 2003, we've reached out to new possibilities.

In the coming year, we expect to reach even farther, with new products that "can touch" more consumers - including products that will simplify complex technologies to integrate the delivery of sound and images in new ways.

                                    [GRAPHIC]

                                     [PHOTOS]

Our intent is to build long-term sales potential with broader product offerings that will generate significant margins and increase awareness of the Boston brand. New and improved products will be supported by more aggressive marketing programs that will bring our messages to wider audiences.

In short, we will be working to make "Boston" more visible and to get more of the "Boston" sound into home and auto systems.


/s/ Andrew G. Kotsatos                  /s/ Moses A. Gabbay
-----------------------------------     ----------------------------------------
Andrew G. Kotsatos                      Moses A. Gabbay
Chairman of the Board                   Chief Executive Officer and President

--------------------------------------------------------------------------------

                                                      --------------------------
                                                                    MANAGEMENT'S
                                                         DISCUSSION AND ANALYSIS
                                                          OF FINANCIAL CONDITION
                                                                  AND RESULTS OF
                                                                      OPERATIONS
                                                      --------------------------

--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

The following table sets forth the results of operations for the years ended March 29, 2003, March 30, 2002, and March 31, 2001 expressed as percentages of net sales.

                                            March 29,    March 30,    March 31,
                                               2003         2002         2001
For the Year Ended                          (52 weeks)   (52 weeks)   (53 weeks)
-----------------------------------------   ----------   ----------   ----------
Net sales                                     100.0%       100.0%       100.0%
Cost of goods sold                             69.2         69.3         74.0
                                              -----        -----        -----
   Gross profit                                30.8         30.7         26.0
Selling and marketing expenses                 15.1         12.2         10.6
General and administrative expenses             7.3          5.6          4.5
Engineering and development expenses            9.6          6.2          4.4
                                              -----        -----        -----
   Total operating expenses                    32.0         24.0         19.5
                                              -----        -----        -----

   Income (loss) from operations               (1.2)         6.7          6.5
Interest income (expense), net                  0.2         (0.2)        (0.5)
Other income (expense)                          0.4         (0.1)        (0.4)
   Income (loss) before provision (benefit)
      for income taxes                         (0.6)         6.4          5.6
Provision (benefit) for income taxes           (3.2)         1.8          2.4
                                              -----        -----        -----
   Net income                                   2.6%         4.6%         3.2%
                                              =====        =====        =====

FISCAL 2003 COMPARED WITH FISCAL 2002

Net sales for the fiscal year decreased 17.2% to $70.6 million as compared to $85.3 million in fiscal 2002. The overall sales decrease was the result of a 25.2% (approximately $6.9 million) decrease in sales of the OEM and multimedia segment accompanied with a 13.5% (approximately $7.8 million) decrease in sales of the Core business segment compared to fiscal 2002. Although the Company had anticipated the decline in the OEM/Multimedia business segment, the continued weak U.S. economy impacted the Core business segment more significantly than expected, particularly during the third and fourth quarters. Net income for the year was $1.8 million compared to $3.9 million a year ago, while diluted earnings per share decreased to $.41 per share compared to $.82 per share last year. During the three months ended March 29, 2003, the Company incurred an operating loss of approximately $2.6 million. The operating loss during the quarter was attributed in part to severance related costs of approximately $600,000 related to headcount reductions and the transfer of manufacturing operations of Snell Acoustics, a wholly-owned subsidiary, to the Company's Peabody, Massachusetts facility. During the same quarter, the Company recorded an income tax benefit to recognize a deferred tax asset related to the current year operating loss and recently identified research tax credits for prior fiscal years.

Throughout the fiscal year, the Company introduced new products in its Core business segment. During the first quarter of fiscal 2003, the Company introduced upgraded versions of its in-wall/in-ceiling speaker systems. The DSi(R) Series of speaker systems consist of nine models; 4 in-wall models and 5 in-wall/in-ceiling round speakers which can be used for stereo, home theater or, whole-house music applications and range in price from $150 to $600 per pair.

The Company launched its new high performance automotive after-market component speakers during the second quarter of fiscal 2003. The Z5 and Z6 have a suggested retail of $1,000 per pair and have a highly stylized design that minimizes installation effort and cost. The Boston Z(TM) component speakers are expected to enhance the Company's leadership in the premium automotive after-market component speaker business. The Company also introduced the NX Car Coaxial Series of high performance after-market component speakers during the second quarter of fiscal 2003, replacing the RX Series. The NX Series consists of four models, with suggested retails ranging from $150 to $200 per pair, offers maximum performance while maintaining a low profile design. During the fourth quarter, the Company introduced its first-ever line of car audio amplifiers, the Boston GT(TM) line. The amplifier line features seven models, ranging from a compact two-channel design to a powerful five-

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

channel amplifier, designed to complement the Boston-branded line of car speakers or to improve the sound quality of other after-market and factory automotive speakers. The manufacturer's suggested retail prices ("MSRP") range from $300 for the GT-20 to $1000 for the GT-28.

The Company's Core segment sales also included initial shipments of the Company's PV500 10-inch, 100-watt, powered subwoofer. The PV500, with a suggested retail of $350, achieves output levels essential for lifelike reproduction of movie soundtracks and music while delivering a smooth, detailed response.

During the third quarter of fiscal 2003, the Company launched the new Recepter(TM) Radio. The Recepter is a high-performance AM/FM radio that has been designed to deliver smooth, natural response and room-filling sound despite its compact size. The outstanding audio performance is coupled with a highly sensitive AM/FM tuner with a 20 preset-station memory for clear, distortion-free reception sound. The Recepter Radio, with a retail of $159, is available in three finishes - platinum, charcoal and polar white.

The OEM/Multimedia segment included sales of the BA745 three-piece system and the BA7800 five-piece system, as well as, initial shipments of the BA7900(TM) high performance 6-piece 5.1 channel powered speaker system which was introduced in the fall of 2002. These three speaker systems are all designed for use with personal computers and are offered via the Company's OEM customer, Gateway, Inc. ("Gateway"), a leading direct marketer of PC products.

Revenue from these new product introductions partially offset the loss of revenue from discontinued product lines. Introductions of upgraded versions of existing product offerings, while permitting the Company to remain competitive, are not likely to result in significant increases in revenue over the long term.

Expenses included in the cost of goods sold line item are raw material, direct labor, freight, and indirect costs associated with the Company's manufacturing operations.

The Company's gross margin as a percentage of net sales increased slightly to 30.8% in fiscal 2003 compared to 30.7% in fiscal 2002. The gross margin percentage reflects certain lower margin closeout sales during the 2003 fiscal year. However, the Company was able to maintain its gross margin despite fourth quarter severance related costs of approximately $0.2 million, because of improved manufacturing efficiencies and a decrease in costs related to overhead salaries, depreciation, scrap and rework costs and warehousing costs compared to the same period a year ago. In addition, the OEM/Multimedia segment of sales, which has lower gross margins, represented a smaller portion of total net sales during fiscal 2003 (29.1%) as compared to fiscal 2002 (32.1%).

Selling and marketing expenses include payroll and payroll-related costs as well as corporate advertising and literature costs associated with the sale and marketing of the Company's products. Expenses included in the general and administrative expenses line item are management and administrative payroll and other expenses associated with the Company's operations outside of manufacturing, research and development and sales and marketing, and include professional services, consulting arrangements, and investor relations expenditures. Engineering and development expenses include payroll and payroll-related expenses attributed to the design and enhancement of existing products along with the creation of new products; associated expenses include supplies, samples, test equipment, and inventory consumed.

--------------------------------------------------------------------------------

                                                      --------------------------
                                                                    MANAGEMENT'S
                                                         DISCUSSION AND ANALYSIS
                                                          OF FINANCIAL CONDITION
                                                                  AND RESULTS OF
                                                                      OPERATIONS
                                                      --------------------------

--------------------------------------------------------------------------------

Total operating expenses increased both as a percentage of net sales from 24.0% to 32.0% and in absolute dollars by approximately $2.1 million. Selling and marketing expenses increased by approximately $0.2 million primarily due to increased salaries (approximately $0.4 million including approximately $0.2 million of severance related costs), increased expenditures on marketing literature (approximately $0.3 million), and expenses of approximately $0.2 million related to the launch of new products including the Recepter Radio, offset by a decrease in advertisement of approximately $0.7 million. General and administrative expenses have increased by approximately $0.4 million. The increase is primarily attributable to the value of donations contributed to charitable organizations (approximately $0.2 million) and increased consulting fees and outside services related to tax and auditing services (approximately $0.2 million). Research and development expenses increased by approximately $1.5 million because significant product development expenditures (approximately $1.3 million) were incurred throughout fiscal 2003 in conjunction with new business opportunities, including the OEM automotive program and the "integrated" development program which combines our high performance speakers with electronics of comparable quality. Fourth quarter severance related costs accounted for approximately $0.2 million of the increase.

For fiscal 2003, the Company reported interest income, net for the fiscal year, of approximately $163,000 compared to interest expense, net of approximately $155,000 last fiscal year. The turnaround is due to the Company's repayment of its outstanding line of credit and an increase in cash and cash equivalents during fiscal 2003 which were invested in interest bearing low risk financial instruments.

Other income for fiscal 2003 includes approximately $211,000 for foreign currency gains related to the translation and consolidation of the foreign subsidiaries and approximately $98,000 related to the gain on the sale of property and equipment. The gain on sale of property was primarily from the sale of a fully depreciated automated production line. In fiscal 2002, other expense included losses on foreign currency exchange.

The Company recorded an income tax benefit of approximately $2.2 million for fiscal 2003 in order to recognize a deferred tax asset related to the current year operating loss and certain research tax credits identified for prior fiscal years. The tax credits identified were both federal and Massachusetts research tax credits and will result in significant federal and state tax cash savings.

During fiscal 2003, the Company undertook a project to identify historical research and development tax credits that had not been previously identified or claimed in prior year tax returns. The Company identified approximately $1.5 million of historical federal and state research and development tax credits related to fiscal years 1999, 2000, 2001 and 2002. The Company is in the process of filing amended returns for these fiscal years in order to claim the appropriate refund as a result of the identified credits. Accordingly, the Company has recorded an income tax benefit during fiscal 2003 in order to recognize the deferred tax asset related to these historical credits. The Company expects to complete the filing of all amended returns and receive the related refunds during fiscal 2004. The Company also expects its effective tax rate to return to a normalized level in fiscal 2004.

The Company posted a net income for fiscal 2003 of $1.8 million compared to $3.9 million for fiscal 2002, while diluted earnings per share were $0.41 per share compared to $0.82 for the same period a year ago. Although the company had net income for the year, it incurred an operating loss of approximately $0.9 million. The operating loss is attributed in part to severance related costs of approximately $0.6 million related to certain headcount reductions and a corporate reorganization and rationalization plan implemented during the fourth quarter.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

FISCAL 2002 COMPARED WITH FISCAL 2001

Net sales for the fiscal year decreased 29%, to $85.3 million compared to $120.4 million in fiscal 2001. Fiscal 2002 reflects 52 weeks of sales and earnings compared to 53 weeks during fiscal 2001.

The overall sales decrease was the result of a 53.1% (approximately $31.0 million) decrease in sales of the OEM and multimedia segment accompanied with a 6.5% (approximately $4.0 million) decrease in sales of the Core business segment compared to fiscal 2001. Both business segments were negatively impacted by the downturn in the global economy, particularly the softness in the personal computer business, and International core sales compared to fiscal 2001. Despite the drop in sales, however, net income remained essentially the same as a year ago, at $3.9 million, and diluted earnings per share rose from $.79 to $.82.

During fiscal 2002, the Company's OEM and multimedia segment sales were primarily sold through our OEM customer, Gateway. The Company's sales to Gateway were primarily three-piece speaker systems during fiscal 2002 as compared to both three-piece and two-piece speaker systems in fiscal 2001. During the first nine months of fiscal 2002, products sold to Gateway included the Digital BA735 subwoofer/satellite system and the Digital BA7500 thin panel audio system designed for desktop theater applications such as DVD movies and PC games. During the fourth quarter of fiscal 2002, the Company replaced these two speaker systems with the BA745 and BA7800, models with enhanced feature sets compared to the digital models they replaced.

New product introductions throughout fiscal 2002 in the Core home entertainment product categories contributed to the improvement in our overall operating results despite the difficult uncertainty in the U.S. economy and international markets. During the year, the Company expanded its successful range of VR-M series of loudspeakers with the addition of two floor-standing models. The VR-M80 and the VR-M90 with suggested retails of $2,000 and $2,700 per pair, respectively, are available in cherry real wood veneer. The Company introduced its Boston Bravo,(R) a multi-purpose, compact speaker suitable for use as a surround speaker, a main speaker or a speaker for background music applications. The Boston Bravo, available in white or black, retails for $200. A matching center channel version, the Boston Bravo Center, retailing for $250, is suitable for placement on top of tube televisions. During the third quarter of fiscal 2002, the Company introduced the new Unity DVD Home Theater System. The Unity is a co-branded system featuring a high-performance receiver/DVD player manufactured by Kenwood Corporation and a six-speaker Boston Acoustics' home theater system, including an 8-inch, 100-watt powered subwoofer. The Unity has a MSRP of $1,000. The Company also introduced two new home theater six-speaker systems during the fall of 2001. The System 9000II, with a suggested retail of $1,000, is comprised of two Micro 90x II front satellite speakers, two Micro 80x II surround speakers, a Micro 90c II center channel speaker and a matching 10-inch, 120-watt powered subwoofer. The System 9500, with a suggested retail of $1,500, is a 5.1 speaker package consisting of a 12-inch, 300-watt powered subwoofer, four Micro 90x II satellites, and a Micro 90c II center channel. Both the System 9000II and the System 9500 are available in traditional black finish or buffed silver-gray finish.

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

--------------------------------------------------------------------------------

                                                      --------------------------
                                                                    MANAGEMENT'S
                                                         DISCUSSION AND ANALYSIS
                                                          OF FINANCIAL CONDITION
                                                                  AND RESULTS OF
                                                                      OPERATIONS
                                                      --------------------------

--------------------------------------------------------------------------------

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

Total operating expenses, despite increasing as a percentage of net sales from 19.5% to 24.0% due to the lower overall sales level, decreased in absolute dollars by approximately $3.0 million. Selling and marketing expenses have decreased by approximately $2.2 million primarily due to a decrease in salaries and related expenses (approximately $0.5 million), lower travel expenditures (approximately $0.3 million), and reduced advertising costs associated with both the Core and multimedia product categories (approximately $1.4 million). General and administrative expenses have decreased by approximately $0.7 million. The decrease is primarily attributable to a number of factors, the most significant of which is the write down of the goodwill of Boston Acoustics Deutschland, GmbH during fiscal 2001, along with a reduction in certain administrative expenses pertaining to the subsidiary (in the aggregate, approximately $0.3 million). In addition, the Company had lower expenses during fiscal 2002 relating to personnel recruitment (approximately $0.1 million) and insurance costs (approximately $0.1 million). The decrease of approximately $0.1 million of engineering and development expenses is attributed to lower payroll-related expenses, lower travel expenditures and a decrease in depreciation expenses related to research and development equipment as compared to the same period a year ago.

Interest expense, net for the fiscal year decreased in both absolute dollars and as a percentage of net sales compared to the corresponding period a year ago. The decrease is due to lower borrowing rates and the repayment of $9.0 million of the Company's outstanding line of credit during fiscal 2002.

Other expense for fiscal 2002 included a charge of approximately $69,000 for foreign currency translation losses related to the strength of the USD and its effect on the Company's foreign subsidiaries.

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

LIQUIDITY AND CAPITAL RESOURCES

As of March 29, 2003, the Company's working capital was approximately $22,792,000, an increase of $124,000 from March 30, 2002. Decreases in inventory and accounts receivable were offset by increases in deferred taxes, prepaid expenses and the repayment of the current maturity of the line of credit. At March 29, 2003, the Company's inventory decreased by approximately $2,451,000 compared to March 30, 2002 levels, primarily as a result of a reduction in purchases pertaining to both the Core and OEM

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

segments of the business. Cash and cash equivalents increased by approximately $1,807,000, compared to levels at the end of fiscal 2002 primarily due to cash provided from accounts receivable less cash expended for repayments of the line of credit as well as purchases of treasury stock. Current liabilities decreased by approximately $1,716,000 to approximately $8,686,000 primarily as a result of a decrease in the current maturity of the line of credit. The Company has two lines of credit with two U.S. banking institutions totaling $26,500,000. At March 29, 2003, the Company did not have any borrowings under either of these lines of credit.

Cash increased in fiscal 2003, 2002 and 2001 by $1,807,000,$2,349,000 and
$1,279,000, respectively. Net cash provided by operating activities in fiscal years 2003, 2002 and 2001 was approximately $9,388,000,$18,138,000 and
$1,117,000, respectively. Differences in cash flows from operating activities over this three-year period were primarily related to significant year-to-year changes in net income, accounts receivable, inventories and accounts payable. Net cash used in investing activities for fiscal years 2003, 2002 and 2001 was approximately $1,123,000, $1,950,000 and $3,323,000, respectively. Net cash used in investing activities during this period were for improvements to the existing facility and purchases of property and equipment. Net cash (used in) provided by financing activities in fiscal years 2003, 2002 and 2001 was approximately ($6,458,000), ($13,840,000) and $3,485,000, respectively. In fiscal 2003, net cash used in financing activities included $2,500,000 of repayments of borrowings under one of the Company's credit facilities. In addition, during fiscal 2003, the Company repurchased 194,000 shares of common stock for approximately $2,429,000. During fiscal 2002, the Company repaid $9,000,000 of its borrowings under one of the Company's credit facilities and repurchased 332,200 shares of common stock for approximately $3,192,000. In fiscal 2001, net cash provided by financing was the result of net borrowings under one of the Company's lines of credit of approximately $5,048,000.

Given the Company's historical profitability and its ability to manage expenses, the Company believes that its current resources are adequate to meet its requirements for working capital expenditures through the foreseeable future.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe that our most critical accounting policies include revenue recognition, reserve for bad debts and other allowances, and inventory related reserves.

A.   Revenue Recognition

We recognize revenue in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin 101 ("SAB 101"), Revenue Recognition.

Revenue is recognized when products are (1) shipped to customers provided that there are no uncertainties regarding customer acceptance, (2) there is persuasive evidence of an agreement, (3) the sales price is fixed or determinable and (4) collection of the related receivable is probable. At the time of revenue recognition, we provide reserves for sales rebates, timely pay discounts, and freight reserves. The determination of criteria (3) and (4) are based on management's judgements regarding the fixed nature of sales price for the products delivered and the collectibility of those amounts. At the time of revenue recognition, we accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service our warranty obligations is based on historical experience and expectation of future conditions.

--------------------------------------------------------------------------------

                                                      --------------------------
                                                                    MANAGEMENT'S
                                                         DISCUSSION AND ANALYSIS
                                                          OF FINANCIAL CONDITION
                                                                  AND RESULTS OF
                                                                       OPERATION
                                                      --------------------------

--------------------------------------------------------------------------------

B.   Reserve for bad debts and other allowances

Significant management judgements and estimates must be made and used in connection with establishing the allowances for rebates and timely pay discounts in any accounting period. Similarly, our management must make estimates of the uncollectibility of our accounts receivable. Management specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. Historically, we have not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

C.   Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of raw material, work-in-process and finished goods. Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead.

We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twelve months. As demonstrated during the last three years, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt and eliminates the requirement that gains and losses from the extinguishment of debt be classified as an extraordinary item, net of related income tax effects, unless the criteria in Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions are met. Adoption of this statement is generally required in fiscal years beginning after May 15, 2002. The Company does not expect the adoption of this statement to have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated With Exit or Disposal Activities. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3 (EITF 94-3), Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF 94-3. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company has adopted the provisions of SFAS No. 146 for all exit activities initiated after December 31, 2002. Additionally, the adoption of SFAS No. 146 did not have a material impact on the Company's consolidated financial statements.

--------------------------------------------------------------------------------

In December 2002, the EITF reached conclusion on EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This consensus provides guidance in determining when a revenue arrangement with multiple deliverables should be divided into separate units of accounting, and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The provisions of EITF No. 00-21 are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company currently does not have revenue arrangements with multiple deliverables but will evaluate any multiple element arrangements in accordance with this EITF upon its effective date for new arrangements into which the Company enters.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46) to clarify the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. FIN 46 requires the consolidation of a variable interest entity by a company that bears the majority of the risk of loss from the variable interest entity's activities, is entitled to receive a majority of the variable interest entity's residual returns, or both. The adoption of FIN 46 is not expected to have a material impact on the Company's financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Derivative Financial Instruments, Other Financial Instruments, and Derivative Commodity Instruments

As of March 29, 2003, the Company did not participate in any derivative financial instruments, or other financial and commodity instruments for which fair value disclosure would be required under SFAS No. 107. All of the Company's investments are considered cash equivalents and consist of money market accounts. Accordingly, the Company has no quantitative information concerning the market risk of participating in such investments.

B.   Primary Market Risk Exposures

The Company's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. The Company's investment portfolio of cash equivalents is subject to interest rate fluctuations, but the Company believes this risk is immaterial due to the short-term nature of these investments.

For the year ended March 29, 2003, foreign currency translation gains were approximately $211,000 as a result of consolidating the foreign currencies of the Company's subsidiaries. During March 29, 2003, the Company had not engaged in any foreign currency hedging activities.

SIGNIFICANT CUSTOMERS

The Company's financial results for the fiscal year ended March 29, 2003 include significant OEM sales of multimedia speaker systems to Gateway. During fiscal 2003, Gateway accounted for 28.7% of the Company's net sales. The terms of these sales are governed by the Master Supply Agreement between Gateway and the Company which defines such issues as ordering and invoicing procedures, shipping charges, warranties, repair service support, product safety requirements, etc. This Master Supply Agreement with Gateway does not contain minimum or scheduled purchase requirements; therefore, purchase orders by Gateway may fluctuate significantly from quarter to quarter. Based on information currently available from our OEM customer, the Company anticipates that our OEM sales should decrease during fiscal 2004 as compared to fiscal 2003. Although the loss of Gateway as a customer or the loss of any significant portion of orders from Gateway could have a material adverse effect on the Company's business, results of operations and financial condition, the Company's management has taken steps (including pursuit of additional OEM customers, expansion of the Company's automotive products offerings and renewed efforts to increase sales of the Company's Core products) which it believes will mitigate the adverse consequences of the expected decline in orders from Gateway.

--------------------------------------------------------------------------------

                                                      --------------------------
                                                                    MANAGEMENT'S
                                                         DISCUSSION AND ANALYSIS
                                                          OF FINANCIAL CONDITION
                                                                  AND RESULTS OF
                                                                      OPERATIONS
                                                      --------------------------

--------------------------------------------------------------------------------

INTERNATIONAL OPERATIONS

Export sales accounted for approximately 15% of the Company's net sales during fiscal 2003, 15% during fiscal 2002 and 17% during fiscal 2001, with sales concentrations in Europe, Asia and Canada. The Company also distributes its products through its three foreign subsidiaries. The Company obtains a substantial supply of inventory from manufacturers located in foreign countries. The Company has no long-term, fixed price contracts or arrangements for inventory supplied by such foreign manufacturers. The Company could readily obtain such inventory from other sources, but there can be no assurance that it would not be at some delay. Any substantial delay in obtaining inventory from another supplier could have an adverse effect on the Company's business, results of operations and financial condition. A number of factors beyond the control of the Company, including, but not limited to, changes in world politics, unstable governments in foreign customer and manufacturer nations and inflation, may affect the operations or financial condition of the Company's foreign customers and manufacturers, as well as the timing of orders and deliveries of Boston Acoustics' products by such customers and manufacturers.

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

--------------------------------------------------------------------------------

---------------------
CONSOLIDATED
BALANCE SHEETS
---------------------

--------------------------------------------------------------------------------

                                                        March 29, 2003   March 30, 2002
-----------------------------------------------------   --------------   --------------
ASSETS
Current assets:
   Cash and cash equivalents                              $ 6,941,222      $ 5,134,558
   Accounts receivable, net of allowance for doubtful
      accounts of approximately $312,000 and $366,000
      in 2003 and 2002, respectively                        6,582,033       10,830,538
   Inventories                                             11,919,039       14,370,308
   Deferred income taxes                                    3,577,000        1,724,000
   Prepaid income taxes                                     1,449,000          441,860
   Prepaid expenses and other current assets                1,009,369          568,932
                                                          -----------      -----------
      Total current assets                                 31,477,663       33,070,196
                                                          -----------      -----------
Property and equipment at cost:
   Machinery and equipment                                 16,449,563       16,833,179
   Building and improvements                                8,795,567        8,795,567
   Office equipment and furniture                           5,473,707        5,067,810
   Land                                                     1,815,755        1,815,755
   Motor vehicles                                             264,969          255,956
                                                          -----------      -----------
                                                           32,799,561       32,768,267
Less-Accumulated depreciation and amortization             20,609,012       18,848,303
                                                          -----------      -----------
                                                           12,190,549       13,919,964
                                                          -----------      -----------
Other assets, net                                             996,172        1,428,286
                                                          -----------      -----------
                                                          $44,664,384      $48,418,446
                                                          -----------      -----------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                       $ 5,630,246      $ 5,230,684
   Accrued payroll and payroll-related expenses               602,589        1,185,529
   Dividends payable                                          374,136          390,626
   Other accrued expenses                                   2,079,095        1,095,369
   Current maturity of line of credit                              --        2,500,000
                                                          -----------      -----------
      Total current liabilities                             8,686,066       10,402,208
                                                          -----------      -----------
Commitments (Note 9)
Minority interest in joint venture                             37,344          18,265
                                                          -----------      -----------
Stockholders' equity:
   Common stock, $0.01 par value
      Authorized-8,000,000 shares
         Issued-5,100,314 shares in 2003 and 2002              51,003           51,003
   Additional paid-in capital                               1,191,988        1,191,988
   Subscriptions receivable                                  (230,917)        (272,917)
   Retained earnings                                       42,978,409       42,648,558
                                                          -----------      -----------
                                                           43,990,483       43,618,632
   Less-Treasury stock, 698,700 and 504,700 shares in
      2003 and 2002, respectively, at cost                  8,049,509        5,620,659
                                                          -----------      -----------
      Total stockholders' equity                           35,940,974       37,997,973
                                                          -----------      -----------
                                                          $44,664,384      $48,418,446
                                                          -----------      -----------

--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                      --------------------------
                                                                    CONSOLIDATED
                                                                   STATEMENTS OF
                                                                      OPERATIONS
                                                      --------------------------

--------------------------------------------------------------------------------

Years ended                                March 29, 2003   March 30, 2002   March 31, 2001
----------------------------------------   --------------   --------------   --------------
Net sales                                   $70,629,162      $85,335,768      $120,367,092
Cost of goods sold                           48,867,166       59,135,678        89,124,468
                                            -----------      -----------      ------------
Gross profit                                 21,761,996       26,200,090        31,242,624
                                            -----------      -----------      ------------

Selling and marketing expenses               10,690,311       10,446,858        12,689,399
General and administrative expenses           5,174,316        4,806,545         5,470,738
Engineering and development expenses          6,772,875        5,252,466         5,316,005
                                            -----------      -----------      ------------
Total operating expenses                     22,637,502       20,505,869        23,476,142
                                            -----------      -----------      ------------

Income (loss) from operations                  (875,506)       5,694,221         7,766,482
Interest income                                 188,959          155,910           120,241
Interest expense                                (25,861)        (310,773)         (681,624)
Other income (expense), net                     309,292          (68,959)         (433,782)
                                            -----------      -----------      ------------
Income (loss) before provision (benefit)
   for income taxes                            (403,116)       5,470,399         6,771,317

Provision (benefit) for income taxes         (2,246,000)       1,560 000         2,874,000
                                            -----------      -----------      ------------
Net income                                  $ 1,842,884      $ 3,910,399      $  3,897,317
                                            -----------      -----------      ------------
Net income per share:
   Basic                                    $      0.41      $      0.82      $       0.79
                                            -----------      -----------      ------------
   Diluted                                  $      0.41      $      0.82      $       0.79
                                            -----------      -----------      ------------
Weighted-average common shares
   outstanding (Note 2):
   Basic                                      4,487,908        4,774,746         4,914,206
                                            -----------      -----------      ------------
   Diluted                                    4,552,100        4,784,926         4,962,027
                                            -----------      -----------      ------------
Dividends per share                         $      0.34      $      0.34      $       0.34
                                            -----------      -----------      ------------

--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

---------------------
CONSOLIDATED
STATEMENTS OF
STOCKHOLDERS' EQUITY
---------------------

--------------------------------------------------------------------------------

                               Common Stock
                           ---------------------   Additional                                                   Total
                           Number of     $0.01      Paid-in     Subscriptions    Retained      Treasury     Stockholders'
                             Shares    Par Value    Capital       Receivable     Earnings        Stock         Equity
                           ---------   ---------   ----------   -------------   -----------   -----------   -------------
Balance,
   March 25, 2000          5,080,764    $50,807    $  918,534     $(126,667)    $38,131,912   $(2,428,344)   $36,546,242

      Exercise of
         stock options        21,050        211       273,439      (209,950)             --            --         63,700
      Repayment of
         subscriptions
         receivable               --         --            --        44,200              --            --         44,200
      Dividends                   --         --            --            --      (1,672,093)           --     (1,672,093)
      Net income                  --         --            --            --       3,897,317            --      3,897,317
                           ---------    -------    ----------     ---------     -----------   -----------    -----------
Balance,
   March 31, 2001          5,101,814     51,018     1,191,973      (292,417)     40,357,136    (2,428,344)    38,879,366

      Repurchase of
         common stock
         and forgiveness
         of subscription
         receivable           (1,500)       (15)           15        19,500              --            --         19,500
      Purchase of
         332,200 shares
         of common stock          --         --            --            --              --    (3,192,315)    (3,192,315)
      Dividends                   --         --            --            --      (1,618,977)           --     (1,618,977)
      Net income                  --         --            --            --       3,910,399            --      3,910,399
                           ---------    -------    ----------     ---------     -----------   -----------    -----------
Balance,
   March 30, 2002          5,100,314     51,003     1,191,988      (272,917)     42,648,558    (5,620,659)    37,997,973

      Reserve against
         subscriptions
         receivable               --         --            --        42,000              --            --         42,000
      Purchase of
         194,000 shares
         of common stock          --         --            --            --              --    (2,428,850)    (2,428,850)
      Dividends                   --         --            --            --      (1,513,033)           --     (1,513,033)
      Net income                  --         --            --            --       1,842,884            --      1,842,884
                           ---------    -------    ----------     ---------     -----------   -----------    -----------
Balance,
   March 29, 2003          5,100,314    $51,003    $1,191,988     $(230,917)    $42,978,409   $(8,049,509)   $35,940,974

--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                                      --------------------------
                                                                    CONSOLIDATED
                                                                   STATEMENTS OF
                                                                      CASH FLOWS
                                                      --------------------------

--------------------------------------------------------------------------------

Years ended                                                    March 29, 2003   March 30, 2002   March 31, 2001
------------------------------------------------------------   --------------   --------------   --------------
Operating Activities
   Net income                                                    $ 1,842,884     $  3,910,399     $ 3,897,317
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                                2,971,320        3,317,849       3,737,753
      Gain on sale of property and equipment                         (98,360)              --              --
      Deferred income taxes                                       (1,422,000)              --        (597,000)
      Reserve against subscriptions receivable                        42,000               --              --
      Changes in assets and liabilities, net of acquisition:
         Accounts receivable                                       4,248,505          595,873       1,206,221
         Inventories                                               2,451,269       10,252,109      (5,288,902)
         Prepaid expenses and other current assets                (1,447,577)        (262,948)        277,025
         Accounts payable                                            399,562        2,487,313      (3,258,787)
         Accrued payroll and other accrued expenses                  400,786       (2,162,198)      1,143,124
                                                                 -----------     ------------     -----------
            Net cash provided by operating activities              9,388,389       18,138,397       1,116,751

Investing Activities
   Purchases of property and equipment                            (1,268,318)      (1,842,661)     (3,275,681)
   Proceeds from sale of property and equipment                      124,773               --              --
   Decrease (increase) in other assets                                20,193         (107,368)        (47,274)
                                                                 -----------     ------------     -----------
            Net cash used in investing activities                 (1,123,352)      (1,950,029)     (3,322,955)

Financing Activities
   Proceeds from exercise of stock options                                --               --          63,700
   Net proceeds from (payments on) line of credit                 (2,500,000)      (9,000,000)      5,047,713
   Purchase of treasury stock                                     (2,428,850)      (3,192,315)             --
   Dividends paid                                                 (1,529,523)      (1,647,341)     (1,670,304)
   Repayment of subscriptions receivable                                  --               --          44,200
                                                                 -----------     ------------     -----------
         Net cash (used in) provided by financing activities      (6,458,373)     (13,839,656)      3,485,309

Net increase in cash and cash equivalents                          1,806,664        2,348,712       1,279,105
Cash and cash equivalents, beginning of fiscal year                5,134,558        2,785,846       1,506,741
                                                                 -----------     ------------     -----------
Cash and cash equivalents, end of fiscal year                    $ 6,941,222     $  5,134,558     $ 2,785,846
                                                                 -----------     ------------     -----------

Supplemental Disclosure of Noncash Financing and
   Investing Activities
      Dividends payable                                          $   374,136     $    390,626     $   418,990
                                                                 -----------     ------------     -----------
      Forgiveness of subscription receivable                     $        --     $     19,500     $        --
                                                                 -----------     ------------     -----------
      Exercise of stock options through the issuance
         of subscriptions receivable                             $        --               --     $   209,950
                                                                 -----------     ------------     -----------
      Decrease (increase) in minority interest
         in foreign subsidiary                                   $   (19,079)    $      9,060     $    27,325
                                                                 -----------     ------------     -----------
Supplemental Disclosure of Cash Flow Information
      Cash paid for income taxes                                 $   403,000     $  2,339,290     $ 3,161,000
                                                                 -----------     ------------     -----------
      Cash paid for interest                                     $    49,418     $    348,296     $   658,387
                                                                 -----------     ------------     -----------

--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

---------------------
NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
---------------------

--------------------------------------------------------------------------------

1.   OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Boston Acoustics, Inc. and subsidiaries (the Company) engineers, manufactures and markets home loudspeakers, automotive speakers and speakers for multimedia environments. The Company's products are principally marketed in the United States, Canada, Europe and Asia through selected audio and audio-video specialty dealers and distributors.

The accompanying consolidated financial statements reflect the operations of Boston Acoustics, Inc., its wholly-owned subsidiaries: BA Acquisition Corp. (also known as Snell Acoustics); Boston Acoustics Securities Corporation (a Massachusetts securities corporation); Boston Acoustics Foreign Sales Corporation; Boston Acoustics Italia, S.r.1 (an Italian corporation) and Boston Acoustics Deutschland, GmbH (a German corporation), and its majorityowned subsidiary, Boston Acoustics UK, Ltd. (a United Kingdom corporation). All significant intercompany amounts have been eliminated in consolidation.

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

At the time of revenue recognition, the Company provides reserves for sales rebates, timely pay discounts, and freight reserves.

The Company charges many of its customers shipping and freight costs related to the delivery of its products. Accordingly, the Company follows the provisions of Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. Amounts charged to customers are included in net sales in the accompanying consolidated statements of operations. The related shipping and handling costs are recorded in the cost of sales in the accompanying consolidated statements of operations.

The Company follows the provisions of EITF Issue No.01-09 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products). The Company offers cooperative advertising programs to its largest customers whereby the customers can earn sales credits for approved advertisements involving the Company's products. The Company records these credits as an adjustment to the selling price of its products. During the years ended March 29, 2003, March 30, 2002, and March 31, 2001, cooperative advertising credits included as sales adjustments were approximately $2,650,000, $2,135,000 and $1,970,000.

B.   Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. As of March 29, 2003 and March 30, 2002, all of the Company's cash equivalents were held in money market accounts.

C.   Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

                                                        March 29,     March 30,
                                                          2003          2002
                                                       -----------   -----------
Raw materials                                          $ 3,404,077   $ 4,345,760
Work-in-process                                          1,181,683     1,317,223
Finished goods                                           7,333,279     8,707,325
                                                       -----------   -----------
                                                       $11,919,039   $14,370,308
                                                       ===========   ===========

Work-in-process and finished goods inventories consist of materials, labor and manufacturing overhead.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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

E.   Depreciation and Amortization

The Company provides for depreciation and amortization using both the straight-line and accelerated methods by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives, as follows:

Asset Classification                                       Estimated Useful Life
--------------------------------------------------------   ---------------------
Machinery and equipment                                          3-5 years
Building and improvements                                         39 years
Office equipment and furniture                                   3-5 years
Motor vehicles                                                     3 years

F.   Warranty Costs

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (the Interpretation) which expands on the accounting guidance of Statements No. 5, 57 and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation will significantly change current practice in the accounting for and disclosure of guarantees. Guarantees meeting the characteristics described in the Interpretation are to be recognized at fair value and significant disclosure rules have been implemented even if the likelihood of the guarantor making payments is remote. Certain guarantees, such as warranty liabilities, are excluded from the initial recognition provisions of the Interpretation, however specific disclosures are still required. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002, while the initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

The Company's products generally carry a one to five-year warranty. The Company establishes a warranty reserve based on anticipated warranty claims at the time product revenue is recognized. Factors that affect the Company's warranty reserve level include the number of sold units, the anticipated cost of warranty repairs and historical and anticipated rates of warranty claims.

The following table provides the detail of the change in the Company's product warranty reserve, which is a component of other accrued expenses on the consolidated balance sheets.

                                                                        Total
                                                                      ---------
Warranty reserve as of March 30, 2002                                 $ 200,000
Plus: amounts accrued related to new sales                              167,000
Less: amounts charged against warranty reserve                         (134,000)
                                                                      ---------
Warranty reserve as of March 29, 2003                                 $ 233,000
                                                                      ---------

During the years ended March 29, 2003, March 30, 2002 and March 31, 2001, warranty costs recorded by the Company were approximately $134,000, $174,000 and $270,000, respectively.

G.   Foreign Currency Translation

In accordance with Statement of Financial Accounting Standards (SFAS) No. 52, Foreign Currency Translation, the Company has determined that the functional currency of its foreign subsidiaries is the U.S. dollar. Accordingly, all monetary assets and liabilities for these entities are translated at year-end exchange rates, while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year. Gains or losses from changes in exchange rates are recognized in consolidated income in the year of occurrence. During the years ended March 29, 2003, March 30, 2002 and March 31, 2001, foreign currency remeasurement gains (losses) were approximately $211,000, ($69,000) and ($434,000), respectively, and were included in other income (expense) in the accompanying consolidated statements of operations.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

H.   Income Taxes

The Company provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

I.   Stock-based Compensation

In January 2003, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123, Accounting for StockBased Compensation to require more prominent disclosures, in both the annual and interim financial statements, regarding the pro-forma effects of using the fair value method of accounting for stock-based compensation. The provisions of this statement are effective for fiscal years ending after December 15, 2002. As of December 31, 2002, the Company has elected to continue to apply the provisions of Accounting Principles Board Opinion No. 25 for stock-based employee compensation.

The assumptions used and the weighted-average information are as follows:

                                              March 29,   March 30,   March 31,
                                                2003        2002        2001
                                              ---------   ---------   ---------
Risk-free interest rate                       4.47-6.53%  4.74-5.01%  6.17-6.25%
Expected dividend per share                       $0.34       $0.34       $0.34
Expected lives                                 5-10 yrs    5-10 yrs    5-10 yrs
Expected volatility                                  45%         60%         56%

The weighted-average grant date fair value per share of options granted during the years ended March 29, 2003, March 30, 2002 and March 31, 2001 under these plans is $3.51, $4.46, and $4.99, respectively.

As of March 29, 2003, March 30, 2002 and March 31, 2001, the weighted-average remaining contractual life of outstanding options under these plans is 6.86 years, 6.19 years, and 7.69 years, respectively.

Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and basic and diluted net income per share would have been reduced to the following pro forma amounts:

                                          March 29,     March 30,     March 31,
                                            2003          2002          2001
                                         -----------   -----------   ----------
Net income:
   Net income as reported                $ 1,842,884   $ 3,910,399   $3,897,317
   Add: employee stock-based
      compensation included in the
      determination of net income                 --            --           --
   Less: fair value of all employee
      stock-based compensation
      awards                              (1,226,735)   (1,158,100)    (697,490)
                                         -----------   -----------   ----------
   Pro forma net income                  $   616,149     2,752,299    3,199,827
                                         -----------   -----------   ----------

Net income per share, as reported:
   Basic                                 $      0.41   $      0.82   $     0.79
   Diluted                                      0.41          0.82         0.79
Net income per share, pro forma:
   Basic                                 $      0.14   $      0.58   $     0.65
   Diluted                                      0.14          0.58         0.64

J.   Postretirement and Postemployment Benefits

The Company has no obligation for postretirement or postemployment benefits.

K.   Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

--------------------------------------------------------------------------------

                                                      --------------------------
                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS
                                                      --------------------------

--------------------------------------------------------------------------------

L.   Concentration of Credit Risk

SFAS No. 105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of any significant off-balance-sheet risks and credit risk concentrations. The Company has no significant off-balance-sheet credit risks such as those associated with foreign exchange contracts, option contracts, or other foreign hedging arrangements. The Company is subject to concentration of credit risk with respect to its cash and cash equivalents and accounts receivable balances. The Company maintains the majority of its cash balances with three highly credit-worthy financial institutions. The Company's accounts receivable credit risk is not concentrated within any geographic area and does not represent a significant credit risk to the Company. The Company maintains an allowance for potential credit losses, but historically, it has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

Significant customers with respect to accounts receivable and net sales are as follows:

                                               March 29,   March 30,   March 31,
Net Sales for the Year Ended                     2003        2002        2001
--------------------------------------------   ---------   ---------   ---------
Customer A                                        29%         30%         45%
Customer B                                        17%         15%         10%
Customer C                                         *           *           *

                                                           March 29,   March 30,
Accounts Receivable as of                                    2003        2002
--------------------------------------------------------   ---------   ---------
Customer A                                                    11%         17%
Customer B                                                    28%         28%
Customer C                                                     *          10%

* Customer does not exceed 10% of net sales or accounts receivable.

M.   Financial Instruments

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

N.   Impairment of Long-lived Assets

The Company follows the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long Lived Assets. SFAS No. 144 addresses accounting and reporting requirements for impairment of long-lived assets based on their fair market values. The carrying value of long-lived assets held and used are periodically reviewed by the Company based on the expected future undiscounted operating cash flows of the related business unit. Based on its most recent analysis, the Company believes that no impairment of long-lived assets exists as of March 29, 2003.

0.   Comprehensive Income

The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. There were no differences between net income and comprehensive income for any of the periods presented.

P.   Recent Accounting Pronouncements

In May 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other things, SFAS No. 145 rescinds SFAS 4, Reporting Gains and Losses from Extinguishment of Debt and eliminates the requirement that gains and losses from the extinguishment of debt be classified as an extraordinary item, net of related income tax effects, unless the criteria in Accounting Principles Board Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions are met. Adoption of this statement is generally required in fiscal years beginning after May 15, 2002. The Company does not expect the adoption of this statement to have a

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated With Exit or Disposal Activities. SFAS No. 146 nullifies EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company has adopted the provisions of SFAS No. 146 for all exit activities initiated after December 31, 2002. Additionally, the adoption of SFAS No. 146 did not have a material impact on the Company's consolidated financial statements.

In December 2002, the EITF reached conclusion on EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This consensus provides guidance in determining when a revenue arrangement with multiple deliverables should be divided into separate units of accounting, and, if separation is appropriate, how the arrangement consideration should be allocated to the identified accounting units. The provisions of EITF No. 00-21 are effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company currently does not have revenue arrangements with multiple deliverables but will evaluate any multiple element arrangements in accordance with this EITF upon its effective date for new arrangements into which the Company enters.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46) to clarify the conditions under which assets, liabilities and activities of another entity should be consolidated into the financial statements of a company. FIN 46 requires the consolidation of a variable interest entity by a company that bears the majority of the risk of loss from the variable interest entity's activities, is entitled to receive a majority of the variable interest entity's residual returns, or both. The adoption of FIN 46 is not expected to have a material impact on the Company's financial position or results of operations.

2.   Net Income Per Share

The Company follows the provisions of SFAS No. 128, Earnings per Share. This standard requires presentation of both basic and diluted earnings per share on the face of the consolidated statements of operations. These consolidated financial statements have been prepared and presented based on this standard.

The computation of basic and diluted shares outstanding, as required by SFAS No. 128, is as follows:

                                               March 29,   March 30,   March 31,
Years ended                                      2003        2002        2001
--------------------------------------------   ---------   ---------   ---------
Basic weighted-average common
  shares outstanding                           4,487,908   4,774,746   4,914,206
Dilutive effect of assumed exercise of
   stock options                                  64,192      10,180      47,821
                                               ---------   ---------   ---------
Weighted-average common shares
   outstanding assuming dilution               4,552,100   4,784,926   4,962 027
                                               ---------   ---------   ---------

For the years ended March 29, 2003, March 30, 2002 and March 31, 2001, 188,550, 518,738 and 296,214 options, respectively, have been excluded from the weighted-average number of common and dilutive potential shares outstanding, as their effect would be antidilutive.

3.   Income Taxes

The components of the Company's net deferred tax assets consist of the tax effects of temporary differences between the financial reporting and tax basis of assets and liabilities. A valuation allowance has been provided for the portion of the deferred tax assets related to net operating loss carryforwards of the Company's Italian and UK subsidiaries, as the realizability of this asset is uncertain. The Company expects to fully realize the remaining deferred tax amounts.

--------------------------------------------------------------------------------

                                                      --------------------------
                                                           NOTES TO CONSOLIDATED
                                                             FINANCIAL STATEMENT
                                                      --------------------------

--------------------------------------------------------------------------------

During fiscal 2003, the Company undertook a project to identify historical research and development tax credits that had not been previously identified or claimed in prior year tax returns. The Company identified approximately $1.5 million of historical federal and state research and development tax credits related to fiscal years 1999, 2000, 2001 and 2002. The Company is in the process of filing amended returns for these fiscal years in order to claim the appropriate refund as a result of the identified credits. Accordingly, the Company has recorded an income tax benefit during fiscal 2003 in order to recognize the deferred tax asset related to these historical credits. The Company expects to complete the filing of all amended returns and receive the related refunds during fiscal 2004.

The approximate income tax effect of the Company's deferred tax assets are as follows:

                                                        March 29,    March 30,
                                                           2003         2002
                                                        ----------   ----------
Current deferred tax asset-Accrued expenses
   not currently deductible                             $  331,000   $  342,000
   Net operating loss                                      541,000           --
   Receivable and related reserves                         471,000      600,000
   Inventory reserves                                      855,000      782,000
   Research and development tax credits                  1,379,000           --
   Foreign net operating losses                            204,000      212,000
                                                        ----------   ----------
                                                         3,781,000     1,936,00

Noncurrent deferred tax asset-Depreciation                 270,000      701,000
                                                        ----------   ----------
      Total deferred tax assets                          4,051,000    2,637,000
   Valuation  allowance                                   (204,000)    (212,000)
                                                        ----------   ----------
      Net deferred tax assets                           $3,847,000   $2,425,000
                                                        ----------   ----------

The noncurrent deferred income taxes are included in other assets in the accompanying consolidated balance sheets.

The components of the provision (benefit) for income taxes shown in the accompanying consolidated statements of operations consist of the following:

                                           March 29,    March 30,    March 31,
Years ended                                  2003         2002         2001
---------------------------------------   -----------   ----------   ----------
Current:
   Federal                                $  (439,000)  $1,302,000   $2,885,000
   State                                     (385,000)     258,000      586,000
                                          -----------   ----------   ----------
                                             (824,000)   1,560,000    3,471,000

Deferred:
   Federal                                   (939,000)          --     (499,000)
   State                                     (483,000)          --      (98,000)
                                          -----------   ----------   ----------
                                           (1,422,000)          --     (597,000)
                                          -----------   ----------   ----------

Provision(benefit)
   for income taxes                       $(2,246,000)  $1,560,000   $2,874,000
                                          -----------   ----------   ----------

The Company's effective income tax rate varies from the amount computed, using the statutory U.S. income tax rate as follows:

                                               March 29,   March 30,   March 31,
                                                 2003        2002        2001
                                               ---------   ---------   ---------
Federal statutory rate                             34.0%     34.0%       34.0%
Increase (decrease)
   in taxes resulting from state income
   taxes, net of federal income tax benefit       (95.5)      4.7         5.7

Foreign sales
   corporation/extra territorial income
   exclusion                                      (23.8)     (0.9)       (2.0)

Research and
   development tax credits and net
   operating loss                                (476.4)       --          --

Change in valuation
   allowance related to foreign subsidiaries       (1.5)     (9.0)        4.2
Other                                               6.0      (0.3)        0.5
                                                -------      ----        ----
                                                 (557.2)%    28.5%       42.4%
                                                =======      ====        ====

4.   STOCKHOLDERS' EQUITY

A.   Stock Options

In February 1996, the Board of Directors approved an incentive stock option plan (the 1996 Plan) authorizing the issuance of incentive stock options and nonqualified stock options for the purchase of up to 300,000 shares of common stock. The 1996 Plan is administered by the Board of Directors, and options are granted at not less than the fair market value of the Company's common stock on the date of grant. As of March 29, 2003, the Company has 247,000 options outstanding under the 1996 Plan.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

In May 1997, the Board of Directors approved a new stock option plan (the 1997
Plan) authorizing the issuance of incentive stock options and nonqualified stock options for the purchase of up to 950,000 shares of common stock. The 1997 Plan permits the granting of nonqualified stock options and incentive stock options. As of March 29, 2003, the Company has 443,400 options outstanding under the 1997 Plan.

The following is a summary of stock option activity under all of the Company's incentive stock plans:

                                                                        Weighted
                                                          Range of      Average
                                            Number        Exercise      Exercise
                                          of options       Prices        Price
                                          ----------   --------------   --------
Outstanding at
   March 25, 2000                           635,633    $11.63 - 20.25    $14.90
      Granted                               228,000      9.63 - 10.81     10.25
      Exercised                             (21,050)            13.00     13.00
      Canceled                             (201,983)    11.63 - 20.25     14.78
                                           --------    --------------    ------
Outstanding at
   March 31, 2001                           640,600      9.63 - 20.25     13.35
      Granted                               206,250      9.26 - 10.37      9.74
      Canceled                             (144,550)     9.63 - 20.25     12.51
                                           --------    --------------    ------
Outstanding at
   March 30, 2002                           702,300      9.26 - 20.25     12.46
      Granted                                20,000     10.25 - 11.25     10.58
      Canceled                              (31,900)     9.63 - 20.25     15.39
                                           --------    --------------    ------
Outstanding at
   March 29, 2003                           690,400    $ 9.26 - 20.25    $12.26
                                           --------    --------------    ------
Exercisable at
   March 29, 2003                           442,050    $ 9.26 - 20.25    $13.16
                                           --------    --------------    ------
Exercisable at
   March 30, 2002                           372,583    $ 9.26 - 20.25    $13.67
                                           --------    --------------    ------
Options available
   for future grant at
   March 29,2003                            535,300

The following table summarizes information about the Company's stock option at March 29, 2003:

                                              Options Outstanding
                                 -----------------------------------------------
                                                   Weighted           Weighted
                                                   Average            Average
                                   Number         Remaining       Exercise Price
As of March 29, 2003             outstanding   Contractual Life      Per Share
------------------------------   -----------   ----------------   --------------
$9.26-$12.88                       536,500            7.37             $10.34
$17.33-$20.25                      153,900            5.09             $18.97
                                   -------            ----             ------
                                   690,400            6.86             $12.26

                                                         Options Exercisable
                                                    ----------------------------
                                                                     Weighted
                                                                     Average
                                                       Number     Exercise Price
As of March 29, 2003                                Outstanding     Per Share
------------------------------------------------    -----------   --------------
$9.26-$12.88                                          296,317         $10.26
$17.33-$20.25                                         145,733         $19.05
                                                      -------         ------
                                                      442,050         $13.16

B.   Subscriptions Receivable

During fiscal 2000 and 2001, the Company allowed certain of its employees to exercise options that were issued under certain stock option plans in exchange for the issuance of full recourse promissory notes. The notes bear interest at rates between 7.0%-7.5% per annum and are due and payable in full on maturity dates in November 2003. During fiscal 2003, the Company determined that certain of these promissory notes may not be repaid in full and has established a reserve of approximately $42,000 against these amounts as of March 29, 2003.

5.   LOAN AGREEMENT AND LINES OF CREDIT

In June 1997, the Company entered into an unsecured revolving loan agreement with a bank for $25,000,000. The loan matures on June 1, 2005. Interest is charged at LIBOR on the first day of the interest period plus a fixed-rate spread based on certain financial ratios (2.35% as of March 29, 2003). As of March 29, 2003, there were no amounts outstanding under the loan agreement.

--------------------------------------------------------------------------------

                                                      --------------------------
                                                           NOTES TO CONSOLIDATED
                                                            FINANCIAL STATEMENTS
                                                      --------------------------

--------------------------------------------------------------------------------

The Company also has a $1,500,000 unsecured line of credit with another bank available for letters of credit, bankers' acceptances and direct advances. Interest on letters of credit and bankers' acceptances is based on the prevailing rate (1.88% at March 29, 2003). Direct advances accrue interest at the bank's commercial base rate (4.28% at March 29, 2003). No amounts were outstanding under this line of credit at March 29, 2003 and March 30, 2002.

The Company also has a DM 250,000 line of credit with a German bank. At March 29, 2003, there were no amounts outstanding under this line of credit.

The Company was in compliance with all covenants under these lines as of March 29, 2003.

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

                                                        OEM and
2003                                        Core       Multimedia      Total
-------------------------------------   -----------   -----------   -----------
Net sales                               $50,107,244   $20,521,918   $70,629,162
Gross profit                            $18,765,164   $ 2,996,832   $21,761,996
Depreciation and amortization           $ 1,719,810   $   181,818   $ 1,901,628
Capital expenditures                    $ 1,268,318   $        --   $ 1,268,318

                                                        OEM and
2002                                        Core      Multimedia       Total
-------------------------------------   -----------   -----------   -----------
Net sales                               $57,900,666   $27,435,102   $85,335,768
Gross profit                            $21,769,311   $ 4,430,779   $26,200,090
Depreciation and amortization           $ 1,887,845   $   241,768   $ 2,129,613
Capital expenditures                    $ 1,605,973   $   236,688   $ 1,842,661

                                                        OEM and
2001                                        Core      Multimedia        Total
-------------------------------------   -----------   -----------   ------------
Net sales                               $61,909,826   $58,457,266   $120,367,092
Gross profit                            $19,605,868   $11,636,756   $ 31,242,624
Depreciation and amortization           $ 1,232,441   $   871,292   $  2,103,733
Capital expenditures                    $ 3,023,627   $   252,054   $  3,275,681

Total assets specifically identifiable within each reportable segment are listed in the table below. Assets included in the OEM and Multimedia segment consist of accounts receivable, inventories and fixed assets.

                                                        March 29,     March 30,
                                                          2003          2002
----------------------------------------------------   -----------   -----------
Core                                                   $42,099,291   $44,180,158
OEM and Multimedia                                       2,565,093     4,238,288
                                                       -----------   -----------
                                                       $44,664,384   $48,418,446
                                                       -----------   -----------

The following table identifies net sales by geographic region. Net sales are attributed to countries based on location of customer:

                                         March 29,     March 30,      March 31,
Year Ended                                 2003          2002           2001
-------------------------------------   -----------   -----------   ------------
United States                           $60,040,015   $72,569,873   $ 99,400,198
Other                                    10,589,147    12,765,895     20,966,894
                                        -----------   -----------   ------------
                                        $70,629,162   $85,335,768   $120,367,092
                                        -----------   -----------   ------------

No individual country included in "Other" accounted for more than 10% of net sales for the fiscal years presented above.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

7.   OTHER ACCRUED EXPENSES

Other accrued expenses consist of the following:

                                                          March 29,    March 30,
                                                            2003         2002
------------------------------------------------------   ----------   ----------
Warranty reserve                                         $  233,000   $  200,000
Severance costs                                             235,097           --
Advertising                                                 440,324      449,064
Accrued income taxes                                        532,000           --
Other                                                       638,674      446,305
                                                         ----------   ----------
                                                         $2,079,095   $1,095,369
                                                         ----------   ----------

During the fourth quarter of fiscal 2003, the Company incurred termination costs related to various employee terminations. Employee termination costs occurred across all segments from senior executives to line personnel. The number of employees the Company expects to terminate is 52. As of March 29, 2003, 50 terminations had occurred with the remainder occurring during the first quarter of fiscal 2004. The total termination related costs incurred by the Company during the year ended March 29, 2003 was $574,735 and is allocated based on the employees' role at the Company between cost of goods sold, selling and marketing, engineering and development, and general and administrative expenses in the consolidated statement of operations. As of March 29, 2003, severance costs accrued and unpaid amounted to $235,097.

8.   EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Retirement Plan (the 401(k) Plan). The 401(k) Plan is a defined contribution plan established under the provisions of Section 401(k) of the Internal Revenue Code. The Company may make a matching contribution of 25% of each participant's contribution, up to a maximum of 5% of a participant's compensation for the plan year. The Company contributed approximately $63,000, $64,000 and $95,000 to the 401(k) Plan during fiscal years 2003, 2002 and 2001, respectively.

9.   COMMITMENTS

The Company has leased certain of its facilities under operating lease agreements that expire in fiscal 2004. The leases require payments of approximately $44,000 through 2004. Total rent expense for fiscal 2003, 2002 and 2001 was approximately $181,000, $247,000 and $615,000, respectively.

As of March 29, 2003, one lawsuit and two claims were outstanding against the Company. These matters relate to an employee termination, product warranty claim and a dispute with a vendor. The Company believes these claims are without merit and intends to defend itself vigorously. No amounts are accrued related to these claims at year-end because the Company is not able to determine the likelihood of a negative outcome nor a reasonable estimate of the loss associated with such an outcome. The Company believes, however, that the outcome of these claims will not have a material impact on its financial position or results of operations.

10.  ACCOUNTS RECEIVABLE RESERVES

                                         Allowance for Doubtful Accounts
                                ------------------------------------------------
                                 Balance    Charged to                   Balance
                                Beginning    Costs and                   End of
(in thousands)                   of Year     Expenses    Deductions/1/    Year
-----------------------------   ---------   ----------   -------------   -------
For the fiscal year ended:
March 29, 2003                    $366         $ 5            $(59)        $312
                                  ----         ---            ----         ----
March 30, 2002                    $385         $41            $(60)        $366
                                  ----         ---            ----         ----
March 31, 2001                    $345         $61            $(21)        $385
                                  ----         ---            ----         ----

/1/  Amounts deemed uncollectible net of recoveries of previously reserved amounts.
                                       Reserve for Off-Invoice Allowances/2/
                                   ---------------------------------------------
                                    Balance                              Balance
                                   Beginning   Charged to                End of
(in thousands)                      of Year     Revenues    Deductions    Year
--------------------------------   ---------   ----------   ----------   -------
For the fiscal year ended:
March 29, 2003                       $3,005      $10,522     $(11,297)    $2,230
                                     ------      -------     --------     ------
March 30, 2002                       $2,711      $12,771     $(12,477)    $3,005
                                     ------      -------     --------     ------
March 31, 2001                       $2,563      $13,581     $(13,433)    $2,711
                                     ------      -------     --------     ------

/2/ Amounts are net against accounts receivable and include allowances for sales rebates, timely pay discounts and freight rebates.

--------------------------------------------------------------------------------

                                                      --------------------------
                                                                       REPORT OF
                                                               ERNST & YOUNG LLP
                                                            INDEPENDENT AUDITORS
                                                      --------------------------

--------------------------------------------------------------------------------

The Board of Directors and Shareholders of Boston Acoustics, Inc. and
Subsidiaries

We have audited the accompanying consolidated balance sheet of Boston Acoustics, Inc. (a Massachusetts corporation) and subsidiaries (the Company) as of March 29, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. The consolidated financial statements of Boston Acoustics, Inc. and subsidiaries as of March 30, 2002 and for each of the two years in the period ended March 30, 2002 were audited by other auditors who have ceased operations and whose report, dated May 13, 2002, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2003 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boston Acoustics, Inc. and subsidiaries as of March 29, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Boston, Massachusetts
May 30, 2003

--------------------------------------------------------------------------------

---------------------
REPORT OF
ARTHUR ANDERSEN LLP
INDEPENDENT AUDITORS
---------------------

--------------------------------------------------------------------------------

This is a copy of a report previously issued by Arthur Andersen and Arthur Andersen has not reissued this report.

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

Arthur Andersen LLP
Boston, Massachusetts

May 13, 2002

--------------------------------------------------------------------------------

                                                      --------------------------
                                                                        SELECTED
                                                                  FINANCIAL DATA
                                                      --------------------------

--------------------------------------------------------------------------------

FIVE YEAR SELECTED FINANCIAL DATA

(Amounts in Thousands Except Per Share Data)     2003     2002       2001       2000      1999
--------------------------------------------   -------   -------   --------   --------   --------
Income Statement Data
Net Sales                                      $70,629   $85,336   $120,367   $110,391   $117,968
Net Income                                       1,843     3,910      3,897      6,647     11,264
Basic Earnings Per Share                          0.41      0.82       0.79       1.32       2.26
Diluted Earnings Per Share                        0.41      0.82       0.79       1.25       2.14

Weighted-Average Shares Outstanding
   Basic                                         4,488     4,775      4,914      5,017      4,988
   Diluted                                       4,552     4,785      4,962      5,303      5,255
Dividends Per Share                            $  0.34   $  0.34   $   0.34   $   0.34   $   0.34

Balance Sheet Data
Working Capital                                $22,792   $22,668   $ 32,502   $ 24,702   $ 29,471
Total Assets                                    44,664    48,418     58,032     52,737     53,239
Shareholders' Equity                            35,941    37,998     38,879     36,546     33,872

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                First     Second    Third     Fourth
(Amounts in Thousands Except Per Share Data)   Quarter   Quarter   Quarter   Quarter     Year
--------------------------------------------   -------   -------   -------   -------   -------
Year Ended March 29, 2003
Net Sales                                      $18,257   $18,528   $20,464   $13,380   $70,629
Gross Profit                                     5,809     5,701     6,595     3,657   $21,762
Net Income                                         277       358       789       419   $ 1,843
Basic Earnings Per Share                          0.06      0.08      0.18      0.10      0.41
Diluted Earnings Per Share                        0.06      0.08      0.18      0.10      0.41

Year Ended March 30, 2002
Net Sales                                      $20,443   $21,067   $23,205   $20,621   $85,336
Gross Profit                                     5,510     6,399     7,883     6,408   $26,200
Net Income                                         171       736     1,516     1,487   $ 3,910
Basic Earnings Per Share                          0.03      0.15      0.32      0.32      0.82
Diluted Earnings Per Share                        0.03      0.15      0.32      0.32      0.82

--------------------------------------------------------------------------------

---------------------
DIRECTORS AND
OFFICERS
---------------------

--------------------------------------------------------------------------------

Board of Directors

Andrew G. Kotsatos
Chairman and Treasurer
Boston Acoustics, Inc.

Moses A. Gabbay
Chief Executive Officer and President
Boston Acoustics, Inc.

Alexander E. Aikens, III
Professor
Brandeis University Graduate School of
International Economics and Finance

George J. Markos
Senior Vice President and General Counsel
Yell-O-Glow Corporation

Lisa M. Mooney

Fletcher H. Wiley
President and Chief Operating Officer
PRWT Holdings

Executive Officers

Andrew G. Kotsatos
Chairman and Treasurer

Moses A. Gabbay
Chief Executive Officer and President

Robert R. Ain
Senior Vice President - Marketing

Michael B. Chass
Vice President - Automotive and Multimedia OEM

Debra A. Ricker-Rosato
Vice President - Finance

Robert L. Spaner
Executive Vice President - Sales

--------------------------------------------------------------------------------

                                                      --------------------------
                                                                     SHAREHOLDER
                                                                     INFORMATION
                                                      --------------------------

--------------------------------------------------------------------------------

Boston Acoustics, Inc. encourages investors to become informed about its business. Additional information, copies of this report and the Company's Form 10-K filed with the Securities and Exchange Commission may be obtained by writing to Debra A. Ricker-Rosato, Vice President - Finance.

Dividend Policy

In August of 1992, the Company authorized a 50% increase in its annual dividend rate from $.133 to $.20 per share. In February 1993, the Company authorized an increase to $.267 per share and, in February 1995, authorized an increase to $.333 per share. In August 1998, after announcing a 3:2 stock split, the Company authorized an increase to $.34 per share. Dividends are declared and paid quarterly. Four quarterly dividends totaling $.34 were declared during fiscal 2003.

Stock Market Activity

The common stock of Boston Acoustics, Inc. has been listed on the NASDAQ National Market System under the symbol BOSA since its initial public offering on December 12, 1986. The following table sets forth high and low closing prices by quarter reported by NASDAQ:

Fiscal 2003                                                       High     Low
--------------------------------------------------------------   ------   ------
First Quarter                                                    13.970   10.050
Second Quarter                                                   13.822   11.030
Third Quarter                                                    13.000   11.100
Fourth Quarter                                                   12.530    8.820

Fiscal 2002                                                       High     Low
--------------------------------------------------------------   ------   ------
First Quarter                                                    11.750   10.100
Second Quarter                                                   12.050    8.530
Third Quarter                                                    12.150    8.750
Fourth Quarter                                                   12.000    9.260

There were 105 shareholders of record as of March 29, 2003. Shareholders who beneficially own common stock held in nominee of street name are not included in the number of shareholders of record.

Auditors
Ernst & Young LLP
Boston, Massachusetts

Legal Counsel
Nixon Peabody LLP
Boston, Massachusetts

Transfer Agent
EquiServe Trust Company, N.A.
Providence, Rhode Island

--------------------------------------------------------------------------------

[LOGO] Boston Acoustics

Boston Acoustics, Inc.
300 Jubilee Drive
Peabody. MA 01960
Fax (978) 538-5091
www.bostonacoustics.com

Tel (978) 538-5000

                                    [GRAPHIC]