Form 10-K, Exhibit 13
period 2004-03-27
BOSTON ACOUSTICS INC
filed 2004-07-12
CIK 805268

Exhibit 13

BOSTON ACOUSTICS

2004 ANNUAL REPORT

FELLOW SHAREHOLDERS

We are dealing well with the challenges of managing a business that is changing.

As anticipated, sales declined significantly in fiscal 2004. To counteract the decline, we are working to add new sources of revenue – new sales and distribution channels as well as new types of products. At the same time, we are continuing to cut costs, increase efficiencies, and maintain our profitability.

Net sales decreased approximately 26%, to $52.6 million, compared to $70.6 million in the same period a year ago. Net income, however, increased slightly to approximately $1.9 million from approximately $1.8 million in the prior year, and diluted earnings per share also increased, to $.43 compared to $.41 for the previous year.

The decrease in sales was primarily attributable to the continuing decline in the OEM/Multimedia segment. It was anticipated and incorporated in our 2004 fiscal year business plan.

Our cost cutting and efficiency programs have been very successful. Gross margins improved. For the year, operating expenses increased as a percentage of sales but decreased in absolute dollars. In the fourth quarter, expenses decreased both as a percentage of sales and in absolute dollars.

BOSTON ACOUSTICS	2004 ANNUAL REPORT

GOOD NEWS

We announced our joint development agreement with Visteon two years ago. It led to our first OEM contract with the Chrysler Group, in 2002, for the development of premium audio systems as standard equipment or factory-installed upgrade options in the Chrysler 300, and Dodge Magnum vehicles. We started shipments for the Chrysler 300 in January 2004 and for the Dodge Magnum in April 2004.

In February, we were awarded additional business to provide systems for other Chrysler Group vehicles, to be specified at a later date. We expect shipments for these vehicles to begin in our 2006 fiscal year.

In April, we announced that Boston Acoustics audio systems would also be factory-installed or upgrade options across the 2005 Jeep Grand Cherokee family of vehicles. We anticipate that shipments will begin mid-July 2004.

The Chrysler Group’s decision to offer Boston speaker systems in a growing number of vehicles is a significant vote of confidence for the quality and value of our products.

While it is too early to accurately predict how much revenue the Visteon partnership will ultimately generate, we expect a ramping up of shipments during the first and second quarters of fiscal 2005.

A GROWING CUSTOM MARKET

The custom installation market is becoming increasingly important, and we are a leader in the field. According to NPD Techworld, the custom market grew 21.6% during our fiscal year, from approximately $71.5 million to $87.0 million. In addition, NPD sales reports indicate that – Boston has the best selling individual model and three of the top ten.

Above: DSi455 is a high performance in-ceiling speaker with a 6-inch woofer in a 5 1/4-inch size. It delivers superb detail and bass response from a small cutout size.

Bottom left: SL95 is a premier high performance 2-way car coaxial speaker. Boston SL speakers deliver component-level performance in a chassis designed to fit most factory locations.

BOSTON ACOUSTICS	2004 ANNUAL REPORT

DESIGN FOR CONVENIENCE

We are highly respected for the quality of the sound that our products deliver. The Boston Sound is a standard of excellence that we maintain with great pride.

As our product lines have evolved, from relatively simple stand-alone speakers to more complex, highly engineered audio systems, we have added design features that make them easy to install and to use.

For example, the revolutionary in-ceiling speakers that we announced in last year’s annual report are multi-purpose products that can be used as one or two channel speakers, depending on the user’s needs and wishes.

Each one of our BT – Big Theater – models has been designed for simple installation. Die-cast “finger pulls” at the front of each speaker enclosure make it easy to get in and out of tight cabinet spaces; neoprene pads prevent scratching and allow for smooth slide-in speaker positioning; all cable input terminals are recessed; and subwoofer controls are front-mounted for easy access after installation.

Rotating baffles are another design feature that helps to increase utility. Many of our custom speakers can be “aimed” for the best sonic alignment and more accurate imaging.

Our increasingly successful Recepter Radio is yet another example of how we design in convenience and utility. It not only delivers amazing sound, it is also small enough to fit virtually anywhere, and its controls are very easy to understand and use.

As our systems become increasingly complex on the inside, we will continue to keep them simple on the outside.

BOSTON ACOUSTICS	2004 ANNUAL REPORT

NEW PRODUCTS

With a focus on convenience and utility, as well as on pure Boston sound, we introduced a number of new and innovative products during the fiscal year. Following our long-established policy of keeping our product lines fresh and new, we also continued to upgrade and replace existing products.

•	In the first quarter, we added new powered subwoofers to our acclaimed PV series of products, replacing discontinued models. The PV700 and PV900 have suggested retails of $500 and $700 respectively.

•	Later in the year, we introduced upgraded series of our Micro Reference high performance satellite speaker systems. These compact satellites can fit anywhere, including bookshelves or floor stands or they can be mounted to fit particular needs more precisely. There are four models – Micro110x, Micro120x, Micro130x, and the MicroCenter – with suggested retails ranging from $100 to $250 each.

Micro is big performance in a small speaker. Micro provides sound solutions for your home theater, stereo and whole-house systems.

The Bravo® is a two-way multipurpose speaker with unique wedge-shaped design that allows for placement in corners, ceilings and other tight locations.

•	We also added to our line of high output, high performance Video Reference (VR) floor-standing speaker systems. The VR® Series has suggested retails ranging from $300 to $625 each.

•	We enhanced our custom product offerings with the introduction of several new models. The VRi595, with a suggested retail of $800 per speaker, is a high-end, three-way ceiling-based speaker used in Hidden Theater™ systems. Styled to blend into any décor, it is skillfully engineered with a unique, rotating baffle so that the sound may be directed towards virtually any listening position.

•	The VRi585T2 and the DSi465T2, with suggested retails of $500 and $350 each respectively, are dipole in-ceiling speaker systems. As a “whole-house” product, either model has the ability to deliver full-range, two-channel stereo sound from a single installation location, or to be used as a surround speaker in Hidden Theater systems.

•	We added a new line of after-market car speaker systems. The SL line initially includes three models to fit the broadest range of vehicles. With suggested retails ranging from $249.95 to $299.95, all models share the same technology and sound quality, and are engineered to be ideal for factory mounting locations.

BOSTON ACOUSTICS

BROADENING OUR SALES BASE

As we announced in March, one of our major customers notified us that it intended to reduce its annual purchases by approximately 50%, beginning in May 2004. We expect that this lost business will be offset in significant part by increases in sales to other customers.

CONTINUING STRENGTHS

We remain focused and will continue to invest in engineering, sales and marketing, to ensure that our products and brand continue to be cutting edge.

Our balance sheet remains strong. Except for a small working capital line of credit utilized by one of our foreign subsidiaries, we have no debt. We are using our resources effectively.

We are taking steps to diversify our traditional distribution base and address new channel opportunities, and we are continuing to stress operational efficiencies.

We expect to remain profitable in fiscal 2005.

Andrew G. Kotsatos

Chairman of the Board

Moses A. Gabbay

President and Chief Executive Officer

The Recepter Radio is a compact, easy-to-use, high performance AM/FM radio, with alarm clock features, that delivers full-blown system sound.

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table sets forth the results of operations for the years ended March 27, 2004, March 29, 2003, and March 30, 2002 expressed as percentages of net sales.

For the Year Ended	March 27, 2004	March 29, 2003	March 30, 2002

Net sales	100.0%	100.0%	100.0%
Cost of goods sold	59.7	69.2	69.3

Gross profit	40.3	30.8	30.7
Selling and marketing expenses	19.1	15.1	12.2
General and administrative expenses	8.7	7.3	5.6
Engineering and development expenses	8.5	9.6	6.2

Total operating expenses	36.3	32.0	24.0

Income (loss) from operations	4.0	(1.2)	6.7
Interest income (expense), net	0.2	0.2	(0.2)
Other income (expense)	0.9	0.4	(0.1)
Income (loss) before provision (benefit) for income taxes	5.1	(0.6)	6.4
Provision (benefit) for income taxes	1.6	(3.2)	1.8

Net income	3.5%	2.6%	4.6%

Net sales are net after deductions from revenue for various sales rebates, timely pay discounts, and freight reserves.

Cost of goods sold consists of purchased components and finished products purchased from third party suppliers and raw materials, direct labor, freight, and indirect costs associated with the Company’s manufacturing operations.

Selling and marketing expenses include payroll and payroll-related costs, sales commissions, as well as corporate advertising and literature costs associated with the sale and marketing of the Company’s products.

General and administrative expenses include management and administrative payroll and all other expenses associated with the Company’s operations outside of manufacturing, research and development, and sales and marketing, and include professional services, consulting arrangements, and investor relations expenditures.

Engineering and development expenses include payroll and payroll-related expenses attributed to the design and enhancement of existing products along with the creation of new products; associated expenses include supplies, samples, test equipment, and inventory consumed.

FISCAL 2004 COMPARED WITH FISCAL 2003

Net sales for the fiscal year decreased 25.5% to $52.6 million as compared to $70.6 million in fiscal 2003. The overall sales decrease was the result of a 70.8% (approximately $14.5 million) decrease in sales of the OEM and multimedia segment accompanied with a 6.9% (approximately $3.5 million) decrease in sales of the Core business segment compared to fiscal 2003. The decrease in the OEM/Multimedia segment for the year ended March 27, 2004 had been anticipated and was the result of the decrease in sales of multimedia products to Gateway, Inc. The overall decrease in the Core business segment was the result of decreases in the gross sales of the home and aftermarket car product categories offset by increases in the custom and integrated product categories during the fiscal year.

During the three-month period ended March 27, 2004, the Core segment reflected an overall increase in gross sales of approximately 8%, primarily the result of new product introductions and increased sales of the Recepter Radio® during this quarter. Net income for the year was approximately $1.9 million compared to approximately $1.8 million a year ago, while diluted earnings per share increased to $.43 per share compared to $.41 per share last year. During January 2004, the Company, in partnership with Visteon Corporation, began initial shipments of its premium audio systems for the Chrysler Group for upcoming vehicles. The Company recorded net sales of approximately $0.9 million to Visteon Corporation during the three-months ended March 27, 2004. The Company anticipates a continued ramping up of these shipments during the first quarter of fiscal 2005. There is not at this time, however, sufficient historical information to predict with any certainty the volume of revenue the Company will experience during this initial stage.

BOSTON ACOUSTICS

During the fiscal year, the Company focused on introducing new and innovative products, particularly within its Core business segment. Revenue from these new product introductions partially offset the loss of revenue from discontinued product lines. Introductions of upgraded versions of existing product offerings, while permitting the Company to remain competitive, are not likely to result in significant increases in revenue over the long term.

During the first quarter of fiscal 2004, the Company introduced new powered subwoofers to the Company’s acclaimed PV series of products replacing discontinued models. The PV700 and PV900, have suggested retails of $500 and $700 each respectively. During the third quarter of fiscal 2004, the Company introduced an upgraded series of its Micro high performance satellite speaker systems. These compact satellites are small enough to fit anywhere. There are four models, Micro110x, Micro120x, Micro130x, and the MicroCenter, with suggested retails ranging from $100 to $250 each. Also contributing to gross sales during the latter half of fiscal 2004, were sales of VR® floorstanding speaker systems. The VR Series have suggested retails ranging from $300 to $625 each. In addition, sales of the Company’s high performance AM/FM Recepter Radio increased during the fiscal year as compared to the previous fiscal year.

The custom product category of speakers was enhanced with the introduction of several models during the fiscal year. The VRi595, with a suggested retail of $800 per speaker, is a high-end, three-way in-ceiling speaker used in Hidden Theater™ applications and is styled to blend into any décor and skillfully engineered with a unique, rotating baffle so that the sound may be directed towards the listening position. The VRi585T2 and the DSi465T2, with suggested retails of $500 and $350 each respectively, are versatile in-ceiling speaker systems; either model has the ability to deliver full-range, two-channel stereo sound from a single installation location, or can be used as a diffuse surround speaker in Hidden Theater systems.

The SL line of after-market car speaker systems was introduced during the second fiscal quarter and is currently composed of 3 models to fit the broadest range of vehicles. With suggested retails ranging from $250 to $300, all models share the same technology and sound quality, and are engineered to make them ideal for factory mounting locations.

The OEM/Multimedia segment included sales of the BA745 three-piece system and the BA7900™ high performance 6-piece 5.1 channel powered speaker system, which was introduced in the fall of 2002. These three-speaker systems are designed for use with personal computers and were offered via the Company’s OEM customer, Gateway, Inc. (“Gateway”).

The Company’s gross margin as a percentage of net sales increased to 40.3% in fiscal 2004 compared to 30.8% in fiscal 2003. This increase was due to the higher proportion of higher margin Core business sales, a reduction in payroll and payroll-related costs, and the continued improvements in manufacturing efficiencies that were implemented at the end of the fourth quarter of fiscal 2003. The lower margin OEM/Multimedia segment represented a smaller proportion of total net sales during fiscal 2004 (11.4%) as compared to fiscal 2003 (29.1%), contributing to the Company’s overall gross margin increase.

Total operating expenses although increasing as a percentage of net sales from 32.0% to 36.3%, have decreased in absolute dollars by approximately $3.6 million. This decrease is the result of the corporate reorganization and rationalization plan implemented in the fourth quarter of fiscal 2003, which resulted in reduced payroll costs and expenses across all departments during fiscal 2004. Selling and marketing expenses have decreased in absolute dollars (approximately $633,000) as compared to the same period a year ago. The decrease was due to decreases in payroll and payroll-related expenses (approximately $466,000) and corporate advertising and literature expenses (approximately $891,000) partially offset increases in sales promotions and commissions (approximately $144,000), trade show and travel expenses (approximately $329,000) and consulting services (approximately $238,000) as compared to the same periods a year ago. General and administrative expenses have decreased in absolute dollars (approximately $617,000) as compared to

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

the same period a year ago. The decrease in general and administrative expenses was the result of decreases in payroll and payroll-related expenses (approximately $478,000), the decrease in value of donations contributed to charitable organizations (approximately $217,000), decrease in depreciation related to the corporate ERP system software and hardware implemented in 1999 (approximately $143,000) were partially offset by increases in corporate tax and general consulting fees (approximately $251,000). Engineering and development expenses have decreased in absolute dollars (approximately $2,313,000), due to a reduction in payroll and payroll-related expenses (approximately $1,104,000) and consulting fees, which vary from year to year, (approximately $1,164,000), as compared to the corresponding periods in fiscal 2003.

For fiscal 2004, the Company reported interest income, net for the fiscal year, of approximately $102,000 compared to interest income, net of approximately $163,000 last fiscal year. The decrease is primarily the result of lower interest rates during the year.

Other income for fiscal 2004 includes approximately $480,000 for foreign currency gains related to the translation and consolidation of the foreign subsidiaries and approximately $3,000 related to the gain on the sale of property and equipment. In fiscal 2003, approximately $211,000 for foreign currency gains related to the translation and consolidation of the foreign subsidiaries and approximately $98,000 related to the gain on the sale of property and equipment. The gain on sale of property in fiscal 2003 was primarily from the sale of a fully depreciated automated production line.

The Company’s effective tax rate returned to a normalized level of 31.2% in fiscal 2004. The Company recorded an income tax benefit of approximately $2.2 million for fiscal 2003 in order to recognize a deferred tax asset related to the fiscal 2003 net operating loss and certain research tax credits identified for prior fiscal years. The tax credits identified were both federal and Massachusetts research tax credits and resulted in significant federal and state tax cash savings.

The Company posted net income for fiscal 2004 of approximately $1.9 million compared to approximately $1.8 million for fiscal 2003, while diluted earnings per share were $0.43 per share compared to $0.41 for the same period a year ago. The change is primarily attributable to the reduction in net sales partially offset by the increase in gross profit and the decrease in operating expenses resulting from the corporate reorganization and rationalization plan implemented during the fourth quarter of fiscal year 2003.

FISCAL 2003 COMPARED WITH FISCAL 2002

Net sales for the fiscal year decreased 17.2% to $70.6 million as compared to $85.3 million in fiscal 2002. The overall sales decrease was the result of a 25.2% (approximately $6.9 million) decrease in sales of the OEM and multimedia segment accompanied with a 13.5% (approximately $7.8 million) decrease in sales of the Core business segment compared to fiscal 2002. Although the Company had anticipated the decline in the OEM/Multimedia business segment, the continued weak U.S. economy impacted the Core business segment more significantly than expected, particularly during the third and fourth quarters. Net income for the year was $1.8 million compared to $3.9 million a year ago, while diluted earnings per share decreased to $.41 per share compared to $.82 per share last year. During the three months ended March 29, 2003, the Company incurred an operating loss of approximately $2.6 million. The operating loss during the quarter was attributed in part to severance related costs of approximately $600,000 related to headcount reductions and the transfer of manufacturing operations of Snell Acoustics, a wholly-owned subsidiary, to the Company’s Peabody, Massachusetts facility. During the same quarter, the Company recorded an income tax benefit to recognize a deferred tax asset related to the current year operating loss and recently identified research tax credits for prior fiscal years.

Throughout the fiscal year, the Company introduced new products in its Core business segment. During the first quarter of fiscal 2003, the Company introduced upgraded versions of its in-wall/in-ceiling speaker systems. The DSi–Series of speaker systems consist of nine models; 4 in-wall models and 5 in-wall/in-ceiling round speakers which can be used for stereo, home theater or, whole-house music applications and range in price from $150 to $600 per pair.

BOSTON ACOUSTICS

The Company launched its new high performance automotive after-market component speakers during the second quarter of fiscal 2003. The Z5 and Z6 have a suggested retail of $1,000 per pair and have a highly stylized design that minimizes installation effort and cost. The Boston Z™ component speakers are expected to enhance the Company’s leadership in the premium automotive after-market component speaker business. The Company also introduced the NX Car Coaxial Series of high performance after-market component speakers during the second quarter of fiscal 2003, replacing the RX Series. The NX Series consists of four models, with suggested retails ranging from $150 to $200 per pair, offers maximum performance while maintaining a low profile design. During the fourth quarter, the Company introduced its first-ever line of car audio amplifiers, the Boston GT™ line. The amplifier line features seven models, ranging from a compact two-channel design to a powerful five-channel amplifier, designed to complement the Boston-branded line of car speakers or to improve the sound quality of other after-market and factory automotive speakers. The manufacturer’s suggested retail prices (“MSRP”) range from $300 for the GT-20 to $1,000 for the GT-28.

The Company’s Core segment sales also included initial shipments of the Company’s PV500 10-inch, 100-watt, powered subwoofer. The PV500, with a suggested retail of $350, achieves output levels essential for lifelike reproduction of movie soundtracks and music while delivering a smooth, detailed response.

During the third quarter of fiscal 2003, the Company launched the new Recepter Radio. The Recepter is a high-performance AM/FM radio that has been designed to deliver smooth, natural response and room-filling sound despite its compact size. The outstanding audio performance is coupled with a highly sensitive AM/FM tuner with a 20 preset-station memory for clear, distortion-free reception sound. The Recepter Radio, with a retail of $159, is available in three finishes – platinum, charcoal and polar white.

The OEM/Multimedia segment included sales of the BA745 three-piece system and the BA7800 five-piece system, as well as, initial shipments of the BA7900™ high performance 6-piece 5.1 channel powered speaker system which was introduced in the fall of 2002. These three speaker systems are all designed for use with personal computers and are offered via the Company’s OEM customer, Gateway, a leading direct marketer of PC products.

Revenue from these new product introductions partially offset the loss of revenue from discontinued product lines. Introductions of upgraded versions of existing product offerings, while permitting the Company to remain competitive, are not likely to result in significant increases in revenue over the long term.

The Company’s gross margin as a percentage of net sales increased slightly to 30.8% in fiscal 2003 compared to 30.7% in fiscal 2002. The gross margin percentage reflects certain lower margin closeout sales during the 2003 fiscal year. However, the Company was able to maintain its gross margin despite fourth quarter severance related costs of approximately $0.2 million, because of improved manufacturing efficiencies and a decrease in costs related to overhead salaries, depreciation, scrap and rework costs and warehousing costs compared to the same period a year ago. In addition, the OEM/Multimedia segment of sales, which has lower gross margins, represented a smaller portion of total net sales during fiscal 2003 (29.1%) as compared to fiscal 2002 (32.1%).

Total operating expenses increased both as a percentage of net sales from 24.0% to 32.0% and in absolute dollars by approximately $2.1 million. Selling and marketing expenses increased by approximately $0.2 million primarily due to increased salaries (approximately $0.4 million including approximately $0.2 million of severance related costs), increased expenditures on marketing literature (approximately $0.3 million), and expenses of approximately $0.2 million related to the launch of new products including the Recepter Radio, offset by a decrease in advertisement of approximately $0.7 million. General and administrative expenses have increased by approximately $0.4 million. The increase is primarily attributable to the value of donations contributed to charitable organizations (approximately $0.2 million) and increased consulting fees

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and outside services related to tax and auditing services (approximately $0.2 million). Research and development expenses increased by approximately $1.5 million because significant product development expenditures (approximately $1.3 million) were incurred throughout fiscal 2003 in conjunction with new business opportunities, including the OEM automotive program and the “integrated” development program which combines our high performance speakers with electronics of comparable quality. Fourth quarter severance related costs accounted for approximately $0.2 million of the increase.

For fiscal 2003, the Company reported interest income, net for the fiscal year, of approximately $163,000 compared to interest expense, net of approximately $155,000 last fiscal year. The turnaround is due to the Company’s repayment of its outstanding line of credit and an increase in cash and cash equivalents during fiscal 2003 which were invested in interest bearing low risk financial instruments.

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

LIQUIDITY AND CAPITAL RESOURCES

As of March 27, 2004, the Company’s working capital was approximately $21,683,000, a decrease of $1,109,000 from March 29, 2003. Increases in inventory, accounts receivable and accounts payable were offset by decreases in deferred taxes and prepaid expenses. Cash and cash equivalents increased by approximately $611,000, compared to levels at the end of fiscal 2003. Current liabilities increased by approximately $1,554,000 to approximately $10,240,000 primarily as a result of an increase in accounts payable and current maturities of a line of credit. The Company has two lines of credit with two U.S. banking institutions totaling $26,500,000. At March 27, 2004, the Company did not have any borrowings under either of these USD lines of credit. One foreign subsidiary, who has a Euro denominated working capital line of credit had approximately $309,000 outstanding at March 27, 2004.

Cash increased in fiscal 2004, 2003 and 2002 by $611,000, $1,807,000 and $2,349,000, respectively. Net cash provided by operating activities in fiscal years 2004, 2003 and 2002 was approximately $5,919,000, $9,388,000 and $18,138,000, respectively. Differences in cash flows from operating activities over this three-year period were primarily related to significant year-to-year changes in net income, accounts receivable, inventories and accounts payable. Net cash used in investing activities for fiscal years 2004, 2003 and 2002 was approximately $1,488,000, $1,123,000 and $1,950,000, respectively.

BOSTON ACOUSTICS

Net cash used in investing activities during these periods were for improvements to the existing facility and purchases of property and equipment. Net cash used in financing activities in fiscal years 2004, 2003 and 2002 was approximately ($3,820,000), ($6,458,000) and ($13,840,000), respectively. In fiscal 2004 net cash used in financing activities included the repurchase of 274,700 shares of common stock for approximately $3,281,000. In fiscal 2003, net cash used in financing activities included $2,500,000 of repayments of borrowings under one of the Company’s USD credit facilities. In addition, during fiscal 2003, the Company repurchased 194,000 shares of common stock for approximately $2,429,000. During fiscal 2002, the Company repaid $9,000,000 of its borrowings under one of the Company’s USD credit facilities and repurchased 332,200 shares of common stock for approximately $3,192,000.

Given the Company’s historical profitability and its ability to manage expenses, the Company believes that its current resources are adequate to meet its requirements for working capital expenditures through the foreseeable future.

CONTRACTUAL OBLIGATIONS

The Company had certain obligations as of March 27, 2004 due as follows:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term debt	$309,394	$309,394	$—	$—	$—
Operating leases	117,825	81,080	27,085	9,660	—

Total	$427,219	$390,474	$27,085	$9,660	$—

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are described in Note 1 to the consolidated financial statements. We believe that our most critical accounting policies include revenue recognition, reserve for bad debts and other allowances, and inventory related reserves.

A. REVENUE RECOGNITION

We recognize revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin 104, Revenue Recognition (“SAB 104”).

Revenue is generally recognized when products are (1) delivered to customers provided that there are no uncertainties regarding customer acceptance, (2) there is persuasive evidence of an arrangement, (3) the sales price is fixed or determinable and (4) collection of the related receivable is probable. At the time of revenue recognition, we provide reserves for various sales rebates, timely pay discounts, and freight reserves. The determination of criteria (3) and (4) are based on management’s judgements regarding the fixed nature of sales price for the products delivered and the collectibility of those amounts. At the time of revenue recognition, we also accrue a warranty reserve for estimated costs to provide warranty services. Our estimate of costs to service our warranty obligations is based on historical experience and expectation of future conditions.

B. RESERVE FOR BAD DEBTS AND OTHER ALLOWANCES

Significant management judgements and estimates must be made and used in connection with establishing the allowances for rebates and timely pay discounts in any accounting period. Similarly, our management must make estimates of the uncollectibility of our accounts receivable. Management specifically analyzes accounts receivable and historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. The increase in amounts charged to expense during fiscal 2004 is the result of management review regarding a specific account which was deemed uncollectible during the fourth quarter and an increase in the general reserve amount due to the increase in the accounts receivable balance at March 27, 2004. Historically, we have not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area.

	March 27, 2004	March 29, 2003	March 30, 2002
Doubtful accounts reserve beginning of year	$312,000	$366,000	$385,000
Plus: amounts charged to costs and expenses	313,000	5,000	41,000
Less: deductions charged against doubtful accounts reserve	(43,000)	(59,000)	(60,000)

Doubtful accounts reserve end of year	$582,000	$312,000	$366,000

2004 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

	March 27, 2004	March 29, 2003	March 30, 2002
Reserve for off-invoice allowances beginning of year	$2,230,000	$3,005,000	$2,711,000
Plus: amounts charged against revenues	8,286,000	10,522,000	12,771,000
Less: deductions charged against reserve for off-invoice allowances	(8,163,000)	(11,297,000)	(12,477,000)

Reserve for off-invoice allowances end of year	$2,353,000	$2,230,000	$3,005,000

C. INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of raw material, work-in-process and finished goods. Work-in-process and finished goods inventories consist of purchased components and finished products purchased from third party suppliers and raw materials, labor and manufacturing overhead.

We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory or the current estimated market value of the inventory. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twelve months. As demonstrated during the last three years, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. The increase in the provision for excess and obsolete inventory at March 27, 2004 is primarily attributable to discontinued products that may not be saleable.

Total
Inventory reserve as of March 29, 2003	$1,980,000
Plus: provision for excess and obsolete inventory	712,000
Less: amounts charged against reserve for excess and obsolete inventory	(92,000)

Inventory reserve as of March 27, 2004	$2,600,000

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2003, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 provides guidance on how to classify and measure certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company’s adoption of SFAS No. 150 had no impact on the Company’s consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. DERIVATIVE FINANCIAL INSTRUMENTS, OTHER FINANCIAL INSTRUMENTS, AND DERIVATIVE COMMODITY INSTRUMENTS.

As of March 27, 2004, the Company did not participate in any derivative financial instruments, or other financial and commodity instruments for which fair value disclosure would be required under SFAS No. 107. All of the Company’s investments are considered cash equivalents and consist of money market accounts. Accordingly, the Company has no quantitative information concerning the market risk of participating in such investments.

B. PRIMARY MARKET RISK EXPOSURES

The Company’s primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. The Company’s investment portfolio of cash equivalents is subject to interest rate fluctuations, but the Company believes this risk is immaterial due to the short-term nature of these investments.

For the year ended March 27, 2004, foreign currency translation gains were approximately $480,000 as a result of consolidating the foreign currencies of the Company’s subsidiaries. During fiscal 2004, the Company had not engaged in any foreign currency hedging activities.

BOSTON ACOUSTICS

SIGNIFICANT CUSTOMERS

One OEM/Multimedia customer accounted for approximately 9% of the Company’s net sales for the fiscal year ended March 27, 2004 as compared to approximately 29%, for the corresponding period a year ago. The Company had anticipated that OEM sales would decrease during fiscal 2004 as compared to fiscal 2003. The Company’s management has taken steps (including expansion of the Company’s aftermarket automotive products offerings, renewed efforts to increase sales of the Company’s Core products and pursuit of additional OEM automotive customers), which it believes will mitigate the consequences of the expected decline in orders from this customer.

One Core customer accounted for approximately 31% of the Company’s net sales for fiscal year ended March 27, 2004 as compared to approximately 17%, for the corresponding period a year ago. In March 2004 the Company announced that this particular customer would be reducing its annual purchases by approximately 50% beginning in May 2004. In addition to its strategy of expanding the Company’s product offerings, management expects that its continued efforts to enlarge and diversify its customer base for all products will offset the decrease in business with this one customer and reduce dependence on any single customer.

INTERNATIONAL OPERATIONS

Export sales accounted for approximately 19% of the Company’s net sales during fiscal 2004, 15% during fiscal 2003 and 15% during fiscal 2002, with sales concentrations in Europe, Canada and Asia/Pacific Rim. The Company also distributes its products through its three foreign subsidiaries. The Company obtains most of its supply of inventory from manufacturers located in foreign countries. The Company has no long-term, fixed price contracts or arrangements for inventory supplied by such foreign manufacturers. The Company could readily obtain such inventory from other sources, but there can be no assurance that it would not be at some delay. Any substantial delay in obtaining inventory from another supplier could have an adverse effect on the Company’s business, results of operations and financial condition. A number of factors beyond the control of the Company, including, but not limited to, changes in world politics, unstable governments in foreign customer and manufacturer nations and inflation, may affect the operations or financial condition of the Company’s foreign customers and manufacturers, as well as the timing of orders and deliveries of Boston Acoustics’ products by such customers and manufacturers.

CAUTIONARY STATEMENTS

The Private Securities Litigation Reform Act of 1995 contains certain safe harbors regarding forward-looking statements. From time to time, information provided by the Company or statements made by its directors, officers, or employees may contain “forward-looking” information which involve risk and uncertainties. Any statements in this report that are not statements of historical fact are forward-looking statements (including, but not limited to, statements concerning the characteristics and growth of the Company’s market and customers, the Company’s objectives and plans for future operations, and the Company’s expected liquidity and capital resources). Such forward-looking statements are based on a number of assumptions and involve a number of risks and uncertainties, and accordingly, actual results could differ materially. Factors that may cause such differences include, but are not limited to: the continued and future acceptance of the Company’s products, the rate of growth in the audio industry; the presence of competitors with greater technical, marketing and financial resources; the Company’s ability to promptly and effectively respond to technological change to meet evolving consumer demands; capacity and supply constraints or difficulties; and the Company’s ability to successfully integrate new operations. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. For a further discussion of these and other significant factors to consider in connection with forward-looking statements concerning the Company, reference is made to Exhibit 99 of the Company’s Form 8-K filed on July 18, 1996.

2004 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

	March 27, 2004	March 29, 2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,552,054	$6,941,222
Accounts receivable, net of allowance for doubtful accounts of approximately $582,000 and $312,000 in 2004 and 2003, respectively	8,202,044	6,582,033
Inventories	12,240,838	11,919,039
Deferred income taxes	2,492,000	3,577,000
Prepaid income taxes	480,000	1,449,000
Prepaid expenses and other current assets	956,142	1,009,369

Total current assets	31,923,078	31,477,663

PROPERTY AND EQUIPMENT, AT COST:
Machinery and equipment	17,429,279	16,449,563
Building and improvements	8,795,567	8,795,567
Office equipment and furniture	5,902,487	5,473,707
Land	1,815,755	1,815,755
Motor vehicles	209,950	264,969

	34,153,038	32,799,561
Less—Accumulated depreciation and amortization	23,278,695	20,609,012

	10,874,343	12,190,549

OTHER ASSETS, NET
Other assets, net	754,710	726,172
Deferred income taxes	406,000	270,000

	$43,958,131	$44,664,384

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$7,322,535	$5,630,246
Accrued payroll and payroll-related expenses	523,234	602,589
Accrued income taxes	649,512	532,000
Dividends payable	354,182	374,136
Other accrued expenses	1,081,361	1,547,095
Current maturity of line of credit	309,394	—

Total current liabilities	10,240,218	8,686,066

COMMITMENTS (NOTE 9)

MINORITY INTEREST IN JOINT VENTURE	—	37,344

STOCKHOLDERS’ EQUITY:
Common stock, $0.01 par value – Authorized – 8,000,000 shares Issued – 5,161,514 and 5,100,314 shares in 2004 and 2003, respectively	51,615	51,003
Additional paid-in capital	1,789,689	1,191,988
Subscriptions receivable	—	(230,917)
Retained earnings	43,409,158	42,978,409

	45,250,462	43,990,483
Less – Treasury stock, 994,650 and 698,700 shares in 2004 and 2003, respectively, at cost	11,532,549	8,049,509

Total stockholders’ equity	33,717,913	35,940,974

	$43,958,131	$44,664,384

The accompanying notes are an integral part of these consolidated financial statements.

BOSTON ACOUSTICS

CONSOLIDATED STATEMENTS OF INCOME

Years ended	March 27, 2004	March 29, 2003	March 30, 2002
NET SALES	$52,627,938	$70,629,162	$85,335,768
Cost of goods sold	31,437,264	48,867,166	59,135,678

Gross profit	21,190,674	21,761,996	26,200,090

Selling and marketing expenses	10,057,112	10,690,311	10,446,858
General and administrative expenses	4,557,078	5,174,316	4,806,545
Engineering and development expenses	4,460,341	6,772,875	5,252,466

TOTAL OPERATING EXPENSES	19,074,531	22,637,502	20,505,869

Income (loss) from operations	2,116,143	(875,506)	5,694,221
Interest income	134,856	188,959	155,910
Interest expense	(33,201)	(25,861)	(310,773)
Other income (expense), net	483,335	309,292	(68,959)

Income (loss) before provision (benefit) for income taxes	2,701,133	(403,116)	5,470,399
Provision (benefit) for income taxes	844,000	(2,246,000)	1,560,000

NET INCOME	$1,857,133	$1,842,884	$3,910,399

NET INCOME PER SHARE:
Basic	$0.44	$0.41	$0.82

Diluted	$0.43	$0.41	$0.82

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING (NOTE 2):
Basic	4,238,796	4,487,908	4,774,746

Diluted	4,277,397	4,552,100	4,784,926

DIVIDENDS PER SHARE	$0.34	$0.34	$0.34

The accompanying notes are an integral part of these consolidated financial statements.

2004 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock						Total Stockholders’ Equity
	Number of Shares	$0.01 Par Value	Additional Paid-in Capital	Subscriptions Receivable	Retained Earnings	Treasury Stock

BALANCE, MARCH 31, 2001	5,101,814	$51,018	$1,191,973	$(292,417)	$40,357,136	$(2,428,344)	$38,879,366
Repurchase of common stock and forgiveness of subscription receivable	(1,500)	(15)	15	19,500	—	—	19,500
Purchase of 332,200 shares of common stock	—	—	—	—	—	(3,192,315)	(3,192,315)
Dividends	—	—	—	—	(1,618,977)	—	(1,618,977)
Net income	—	—	—	—	3,910,399	—	3,910,399

BALANCE, MARCH 30, 2002	5,100,314	51,003	1,191,988	(272,917)	42,648,558	(5,620,659)	37,997,973
Reserve against subscription receivable	—	—	—	42,000	—	—	42,000
Purchase of 194,000 shares of common stock	—	—	—	—	—	(2,428,850)	(2,428,850)
Dividends	—	—	—	—	(1,513,033)	—	(1,513,033)
Net income	—	—	—	—	1,842,884	—	1,842,884

BALANCE, MARCH 29, 2003	5,100,314	51,003	1,191,988	(230,917)	42,978,409	(8,049,509)	35,940,974
Exercise of stock options	61,200	612	597,701	—	—	—	598,313
Purchase of 274,700 shares of common stock	—	—	—	—	—	(3,281,165)	(3,281,165)
Charge related to conversion of full recourse notes and forgiveness of subscription receivable	—	—	—	230,917	—	(201,875)	29,042
Dividends	—	—	—	—	(1,426,384)	—	(1,426,384)
Net income	—	—	—	—	1,857,133	—	1,857,133

BALANCE, MARCH 27, 2004	5,161,514	$51,615	$1,789,689	$—	$43,409,158	$(11,532,549)	$33,717,913

The accompanying notes are an integral part of these consolidated financial statements.

BOSTON ACOUSTICS

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended	March 27, 2004	March 29, 2003	March 30, 2002
OPERATING ACTIVITIES
Net income	$1,857,133	$1,842,884	$3,910,399
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,741,425	2,971,320	3,317,849
Gain on sale of property and equipment	(3,076)	(98,360)	—
Deferred income taxes	949,000	(1,422,000)	—
Charge related to conversion of full recourse notes and forgiveness of subscription receivable	29,042	42,000	—
Provision for bad debt Changes in assets and liabilities:	313,000	5,000	41,000
Accounts receivable	(1,933,011)	4,243,505	554,873
Inventories	(321,799)	2,451,269	10,252,109
Prepaid expenses and other current assets	1,022,227	(1,447,577)	(262,948)
Accounts payable	1,692,289	399,562	2,487,313
Accrued payroll and other accrued expenses	(427,577)	400,786	(2,162,198)

Net cash provided by operating activities	5,918,653	9,388,389	18,138,397

INVESTING ACTIVITIES
Purchases of property and equipment	(1,425,786)	(1,268,318)	(1,842,661)
Proceeds from sale of property and equipment	3,643	124,773	—
Decrease (increase) in other assets	(65,882)	20,193	(107,368)

Net cash used in investing activities	(1,488,025)	(1,123,352)	(1,950,029)

FINANCING ACTIVITIES
Proceeds from exercise of stock options	598,313	—	—
Net proceeds from (payments on) line of credit	309,394	(2,500,000)	(9,000,000)
Purchase of treasury stock	(3,281,165)	(2,428,850)	(3,192,315)
Dividends paid	(1,446,338)	(1,529,523)	(1,647,341)

Net cash used in financing activities	(3,819,796)	(6,458,373)	(13,839,656)

Net increase in cash and cash equivalents	610,832	1,806,664	2,348,712
Cash and cash equivalents, beginning of fiscal year	6,941,222	5,134,558	2,785,846

Cash and cash equivalents, end of fiscal year	$7,552,054	$6,941,222	$5,134,558

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING AND INVESTING ACTIVITIES
Dividends payable	$354,182	$374,136	$390,626

Forgiveness of subscription receivable	$—	$—	$19,500

Partial forgiveness of recourse notes	$90,443	$—	$—

Conversion of recourse notes into non-recourse notes	$140,474	$—	$—

Decrease (increase) in minority interest in foreign subsidiary	$(37,344)	$(19,079)	$9,060

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$455,912	$403,000	$2,339,290

Cash paid for interest	$33,201	$49,418	$348,296

The accompanying notes are an integral part of these consolidated financial statements.

2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Boston Acoustics, Inc. and subsidiaries (the Company) engineers, manufactures and markets home loudspeakers, automotive speakers and speakers for multimedia environments. The Company’s products are principally marketed in the United States, Canada, Europe and Asia/Pacific Rim through selected audio and audio-video specialty dealers and distributors.

The accompanying consolidated financial statements reflect the operations of Boston Acoustics Inc. and its wholly-owned subsidiaries: BA Acquisition Corp. (also known as Snell Acoustics); Boston Acoustics Securities Corporation (a Massachusetts securities corporation); Boston Acoustics Foreign Sales Corporation; Boston Acoustics Asia Pacific; Boston Acoustics Italia, S.r.l (an Italian corporation) and Boston Acoustics Deutschland, GmbH (a German corporation); and its majority-owned subsidiary, Boston Acoustics UK, Ltd. (a United Kingdom corporation). All significant intercompany amounts have been eliminated in consolidation.

The accompanying consolidated financial statements reflect the application of the following significant accounting policies:

A. REVENUE RECOGNITION

The Company recognizes revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin 104, Revenue Recognition (SAB 104).

Revenue is recognized when products are delivered to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is probable.

At the time of revenue recognition, the Company provides reserves for various sales rebates, timely pay discounts, and freight reserves.

The Company charges many of its customers shipping and freight costs related to the delivery of its products. Accordingly, the Company follows the provisions of Emerging Issues Task Force (EITF) Issue No. 00-10, Accounting for Shipping and Handling Fees and Costs. Amounts charged to customers are included in net sales in the accompanying consolidated statements of income. The related shipping and handling costs are recorded in the cost of sales in the accompanying consolidated statements of income.

The Company also follows the provisions of EITF Issue No. 01-09 Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products). The Company offers cooperative advertising and other similar programs to its largest customers whereby the customers can earn sales credits for approved advertisements involving the Company’s products. The Company records these credits as an adjustment to the selling price of its products. During the years ended March 27, 2004, March 29, 2003, and March 30, 2002, cooperative advertising and other similar credits included as sales adjustments were approximately $1,870,000, $2,650,000 and $2,135,000, respectively.

B. USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

C. CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. As of March 27, 2004 and March 29, 2003, all of the Company’s cash equivalents were held in money market accounts.

BOSTON ACOUSTICS

D. INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:

	March 27, 2004	March 29, 2003
Raw materials	$2,017,295	$3,404,077
Work-in-process	1,244,599	1,181,683
Finished goods	8,978,944	7,333,279

	$12,240,838	$11,919,039

Work-in-process and finished goods inventories consist of purchased components and finished products purchased from third party suppliers and raw materials, labor and manufacturing overhead.

E. RECLASSIFICATIONS

Certain amounts in the prior-period consolidated financial statements have been reclassified to conform to the current period’s presentation.

F. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and are depreciated over their estimated useful lives. The Company provides for depreciation and amortization using both the straight-line and accelerated methods by charges to operations in amounts estimated to allocate the cost of the assets over their estimated useful lives, as follows:

Asset Classification	Estimated Useful Life
Machinery and equipment	3–5 years
Building and improvements	39 years
Office equipment and furniture	3–5 years
Motor vehicles	3 years

The Company’s policy is to capitalize expenditures for major improvements and expense repairs and maintenance expenditures that do not extend the life of the related assets.

G. WARRANTY COSTS

The Company’s products generally carry a one to five-year warranty. The Company establishes a warranty reserve based on anticipated warranty claims at the time product revenue is recognized. Factors that affect the Company’s warranty reserve level include the number of sold units, the anticipated cost of warranty repairs and historical and anticipated rates of warranty claims.

The following table provides the detail of the change in the Company’s product warranty reserve, which is a component of other accrued expenses on the consolidated balance sheets:

Total
Warranty reserve as of March 29, 2003	$233,000
Plus: amounts accrued related to new sales	125,000
Less: amounts charged against warranty reserve	(108,000)

Warranty reserve as of March 27, 2004	$250,000

During the years ended March 27, 2004, March 29, 2003 and March 30, 2002, warranty costs recorded by the Company were approximately $108,000, $134,000 and $174,000, respectively.

H. FOREIGN CURRENCY TRANSLATION

In accordance with Statement of Financial Accounting Standards (SFAS) No.52, Foreign Currency Translation, the Company has determined that the functional currency of its foreign subsidiaries is the U.S. dollar. Accordingly, all monetary assets and liabilities for these entities are translated at year-end exchange rates, while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year. Gains or losses from changes in exchange rates are recognized in consolidated income in the year of occurrence. During the years ended March 27, 2004, March 29, 2003 and March 30, 2002, foreign currency translation gains (losses) were approximately $480,000, $211,000 and ($69,000), respectively, and were included in other income (expense) in the accompanying consolidated statements of income.

I. INCOME TAXES

The Company provides for income taxes under the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The Company is required to record a valuation allowance when it is more likely than not that some portion or all of deferred tax assets will not be realized.

2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

J. STOCK-BASED COMPENSATION

The Company accounts for its stock-based compensation under SFAS No. 123 Accounting for Stock-Based Compensation. The Company continues to apply APB No. 25 for employee stock option awards and elected the disclosure-only alternative for the same under SFAS No. 123. The Company follows the disclosure provisions of Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation - Transition and Disclosure, and amendment of FASB Statement No. 123. SFAS 148 requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used to report results.

The Company has computed the pro forma disclosures required under SFAS Nos. 123 and 148 for all stock options granted to employees using the Black-Scholes option-pricing model prescribed by SFAS No. 123. The assumptions used and the weighted-average information for the years ended March 27, 2004, March 29, 2003 and March 30, 2002 are as follows:

	March 27, 2004	March 29, 2003	March 30, 2002
Risk-free interest rate	4.47 – 6.53%	4.47 – 6.53%	4.74 – 5.01%
Expected dividend yield (per share)	$0.34	$0.34	$0.34
Expected lives	5 – 10 years	5 – 10 years	5 – 10 years
Expected volatility	40%	45%	60%

The weighted-average grant date fair value per share of options granted during the years ended March 27, 2004, March 29, 2003 and March 30, 2002 under these plans is $7.93, $3.51 and $4.46, respectively.

As of March 27, 2004, March 29, 2003 and March 30, 2002, the weighted-average remaining contractual life of outstanding options under these plans is 6.90 years, 6.86 years, and 6.19 years, respectively.

Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company’s pro forma net income and basic and diluted net income per share would have been as follows:

	March 27, 2004	March 29, 2003	March 30, 2002
Net income as reported	$1,857,133	$1,842,884	$3,910,399
Add: employee stock - based compensation included in the determination of net income	—	—	—
Less: fair value of all employee stock - based compensation awards	(1,233,599)	(1,226,735)	(1,158,100)

Pro forma net income	$623,534	$616,149	$2,752,299

Net income per share, as reported:
Basic	$0.44	$0.41	$0.82
Diluted	0.43	0.41	0.82
Net income per share, pro forma:
Basic	$0.15	$0.14	$0.58
Diluted	0.15	0.14	0.58

K. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

The Company has no obligation for postretirement or postemployment benefits.

L. CONCENTRATION OF CREDIT RISK

SFAS No.105, Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, requires disclosure of financial instruments that subject the Company to significant concentration of credit risk with respect to its cash and cash equivalents and accounts receivable balances. The Company maintains the majority of its cash balances with three highly credit-worthy financial institutions. The Company’s accounts receivable credit risk is not concentrated within any geographic area and does not represent a significant credit risk to the Company. The Company maintains an allowance for potential credit losses, but historically it has not experienced any significant losses related to individual customers or groups of customers in any particular industry or geographic area. To control credit risk, the Company performs regular credit evaluations of its customers’ financial condition.

BOSTON ACOUSTICS

Significant customers with respect to accounts receivable and net sales are as follows:

Net Sales for the Year Ended	March 27, 2004	March 29, 2003	March 30, 2002

Customer A	*	29%	30%
Customer B	31%	17%	15%
Customer C	*	*	*

Accounts Receivable as of	March 27, 2004	March 29, 2003

Customer A	*	11%
Customer B	30%	28%
Customer C	15%	*

*	Customer does not exceed 10% of net sales or accounts receivable.

M. FINANCIAL INSTRUMENTS

Financial instruments consist of cash equivalents, accounts receivable, accounts payable, subscriptions receivable and lines of credit. The estimated fair values of these financial instruments approximate their carrying values. The Company’s cash equivalents are generally financial institution money market accounts. The Company, by policy, limits the amount of credit exposure to any one financial institution.

N. IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the recoverability of the carrying value of its long-lived assets, other than goodwill and other intangible assets, for impairment whenever facts and circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, impairment would be recognized, resulting in a write-down of the assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets. The Company determined that there was no impairment of its long-lived assets during the years ended March 27, 2004, March 29, 2003 and March 30, 2002.

O. COMPREHENSIVE INCOME

The Company follows the provisions of SFAS No. 130, Reporting Comprehensive Income. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. There were no differences between net income and comprehensive income for any of the periods presented.

P. RECENT ACCOUNTING PRONOUNCEMENTS

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 provides guidance on how to classify and measure certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company’s adoption of SFAS No. 150 had no impact on the Company’s consolidated financial statements.

2. NET INCOME PER SHARE

Net income per share is based upon the weighted-average number of shares and share equivalents outstanding each year.

The computation of basic and diluted shares outstanding is as follows:

Years ended	March 27, 2004	March 29, 2003	March 30, 2002
Basic weighted-average common shares outstanding	4,238,796	4,487,908	4,774,746
Dilutive effect of assumed exercise of stock options	38,601	64,192	10,180

Weighted-average common shares outstanding assuming dilution	4,277,397	4,552,100	4,784,926

For the years ended March 27, 2004, March 29, 2003 and March 30, 2002, 241,595, 188,550 and 518,738 options, respectively, have been excluded from the weighted-average number of common and dilutive potential shares outstanding, as their effect would be antidilutive.

2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INCOME TAXES

The components of the Company’s net deferred tax asset consists of the tax effects of foreign net operating loss carryforwards, research tax credits and temporary differences between the financial reporting and tax basis of assets and liabilities. A valuation allowance has been provided for the portion of the deferred tax assets related to net operating loss carryforwards of the Company’s Italian and UK subsidiaries, as the realizability of this asset is uncertain. The Company expects to fully realize the remaining deferred tax amounts.

During fiscal 2003, the Company undertook a project to identify historical research and development tax credits that had not been previously identified or claimed in prior year tax returns. The Company identified approximately $1.5 million of historical federal and state research and development tax credits related to fiscal years 1999, 2000, 2001 and 2002. Accordingly, the Company has recorded an income tax benefit during fiscal 2003 in order to recognize the deferred tax asset related to these historical credits. The Company has received refunds totaling $676,565 during fiscal 2004 and expects to receive any remaining refunds during fiscal 2005.

The approximate income tax effect of the Company’s deferred tax assets are as follows:

	March 27, 2004	March 29, 2003
Current deferred tax asset–
Accrued expenses not currently deductible	$431,000	$331,000
U.S. net operating loss carryforwards	380,000	541,000
Receivable and related reserves	618,000	471,000
Inventory reserves	1,076,000	855,000
Research and development tax credits	91,000	1,379,000
Foreign net operating loss carryforwards	224,000	204,000

	2,820,000	3,781,000
Noncurrent deferred tax asset–
Depreciation	406,000	270,000

Total deferred tax assets	3,226,000	4,051,000
Valuation allowance	(224,000)	(204,000)

	3,002,000	3,847,000
Deferred tax liability–
Prepaid expenses	(104,000)	—

Net deferred tax assets	$2,898,000	$3,847,000

The noncurrent deferred income taxes are included in other assets in the accompanying consolidated balance sheets.

The components of the provision (benefit) for income taxes shown in the accompanying consolidated statements of income consist of the following:

Years ended	March 27, 2004	March 29, 2003	March 30, 2002

Current:
Federal	$921,000	$(439,000)	$1,302,000
State	82,000	(385,000)	258,000

	1,003,000	(824,000)	1,560,000
Deferred:
Federal	(77,000)	(939,000)	—
State	(82,000)	(483,000)	—

	(159,000)	(1,422,000)	—

Provision (benefit) for income taxes	$844,000	$(2,246,000)	$1,560,000

The Company’s net deferred tax asset decreased $949,000 during fiscal 2004. This decrease consisted of a deferred benefit of $(159,000) and a reclassification to prepaid income taxes of $790,000.

The Company’s effective income tax rate varies from the amount computed, using the statutory U.S. income tax rate, as follows:

	March 27, 2004	March 29, 2003	March 30, 2002
Federal statutory rate	34.0%	34.0%	34.0%
Increase (decrease) in taxes resulting from state income taxes, net of federal income tax benefit	—	(95.5)	4.7
Foreign sales corporation/extra territorial income exclusion	—	(23.8)	(0.9)
Research and development tax credits and net operating loss	(9.3)	(476.4)	—
Change in valuation allowance related to deferred taxes of foreign subsidiaries	.7	(1.5)	(9.0)
Other	5.8	6.0	(0.3)

	31.2%	(557.2)%	28.5%

BOSTON ACOUSTICS

4. STOCKHOLDERS’ EQUITY

A. STOCK OPTIONS

In February 1996, the Board of Directors approved an incentive stock option plan (the 1996 Plan) authorizing the issuance of incentive stock options and nonqualified stock options for the purchase of up to 300,000 shares of common stock. The 1996 Plan is administered by the Board of Directors, and options are granted at not less than the fair market value of the Company’s common stock on the date of grant. As of March 27, 2004, the Company has 183,000 options outstanding under the 1996 Plan.

In May 1997, the Board of Directors approved a new stock option plan (the 1997 Plan) authorizing the issuance of incentive stock options and nonqualified stock options for the purchase of up to 950,000 shares of common stock. The 1997 Plan permits the granting of nonqualified stock options and incentive stock options. As of March 27, 2004, the Company has 302,750 options outstanding under the 1997 Plan.

The following is a summary of stock option activity under all of the Company’s incentive stock plans:

	Number of Options	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding at March 31, 2001	640,600	$9.63 – 20.25	$13.35
Granted	206,250	9.26 – 10.37	9.74
Canceled	(144,550)	9.63 – 20.25	12.51

Outstanding at March 30, 2002	702,300	9.26 – 20.25	12.46
Granted	20,000	10.25 – 11.25	10.58
Canceled	(31,900)	9.63 – 20.25	15.39

Outstanding at March 29, 2003	690,400	9.26 – 20.25	12.26
Granted	65,000	10.99	10.99
Exercised	(61,200)	9.26 – 11.625	9.78
Canceled	(208,450)	9.43 – 18.083	15.58

Outstanding at March 27, 2004	485,750	$9.43 – 20.25	$10.98

Exercisable at March 27, 2004	311,584	$9.26 – 20.25	$17.11

Exercisable at March 29, 2003	442,050	$9.26 – 20.25	$13.16

Options available for future grant at March 27, 2004	673,750

The following table summarizes information about the Company’s stock options at March 27, 2004:

	Options Outstanding
As of March 27, 2004	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price Per Share
$9.26-$ 12.88	457,750	1.94	$10.50
$17.33-$20.25	28,000.89		$18.86

	485,750	1.42	$10.98

		Options Exercisable
As of March 27, 2004		Number Outstanding	Weighted Average Exercise Price Per Share
$9.26-$ 12.88		289,584	$10.45
$17.33-$20.25		22,000	$19.07

		311,584	$17.11

B. SUBSCRIPTIONS RECEIVABLE

During fiscal 2000 and 2001, the Company allowed certain of its employees to exercise options that were issued under certain stock option plans in exchange for the issuance of full recourse promissory notes. During fiscal 2004, in connection with the termination of one employee, the Company determined that these promissory notes would not be repaid in full. The Company elected to exchange the 21,250 shares for the forgiveness of all amounts due under the notes, and recorded the shares as treasury stock at their fair value on the date of forgiveness.

5. LOAN AGREEMENT AND LINES OF CREDIT

In June 1997, the Company entered into an unsecured revolving loan agreement with a bank for $25,000,000. The agreement expires on June 1, 2005. Interest on outstanding borrowings is charged at LIBOR on the first day of the interest period plus a fixed-rate spread based on certain financial ratios (2.35% as of March 27, 2004). As of March 27, 2004 and March 29, 2003, there were no amounts outstanding under the loan agreement.

The Company also has a $1,500,000 unsecured line of credit with another bank available for letters of credit, bankers’ acceptances and direct advances. Interest on letters of credit and bankers’ acceptances is based on the prevailing rate (1.88% at March 27, 2004). Direct advances accrue interest at the bank’s commercial base rate (4.28% at March 27, 2004). No amounts were outstanding under this line of credit at March 27, 2004 and March 29, 2003.

2004 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company also has a 250,000 euro line of credit with an Italian bank. At March 27, 2004, the Company had $309,394 equivalent outstanding under this line of credit.

The Company was in compliance with all covenants under these lines as of March 27, 2004.

6. SEGMENT REPORTING

The Company has determined that it has two reportable segments: core, and original equipment manufacturer (OEM) and multimedia. The Company’s reportable segments are strategic business units that sell the Company’s products to distinct distribution channels. Both segments derive their revenues from the sale of audio systems. They are managed separately because each segment requires different selling and marketing strategies as the class of customers within each segment is different. The Company’s disclosure of segment performance is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company does not allocate operating expenses between its two reportable segments. Accordingly, the Company’s measure of profit for each reportable segment is based on gross profit.

2004	Core	OEM and Multimedia	Total
Net sales	$46,633,345	$5,994,593	$52,627,938

Gross profit	$20,887,493	$303,181	$21,190,674

Depreciation and amortization	$1,747,148	$143,733	$1,890,881

Capital expenditures	$1,294,243	$131,543	$1,425,786

2003	Core	OEM and Multimedia	Total
Net sales	$50,107,244	$20,521,918	$70,629,162

Gross profit	$18,765,164	$2,996,832	$21,761,996

Depreciation and amortization	$1,719,810	$181,818	$1,901,628

Capital expenditures	$1,268,318	$—	$1,268,318

2002	Core	OEM and Multimedia	Total
Net sales	$57,900,666	$27,435,102	$85,335,768

Gross profit	$21,769,311	$4,430,779	$26,200,090

Depreciation and amortization	$1,887,845	$241,768	$2,129,613

Capital expenditures	$1,605,973	$236,688	$1,842,661

Total assets specifically identifiable within each reportable segment are listed in the table below. Assets included in the OEM and Multimedia segment consist of accounts receivable, inventories and fixed assets.

	March 27, 2004	March 29, 2003
Core	$42,237,576	$42,099,291
OEM and Multimedia	1,720,555	2,565,093

	$43,958,131	$44,664,384

The following table identifies net sales by geographic region. Net sales are attributed to countries based on location of customer:

Year Ended	March 27, 2004	March 29, 2003	March 30, 2002
United States	$42,614,510	$60,040,015	$72,569,873
Other	10,013,428	10,589,147	12,765,895

	$52,627,938	$70,629,162	$85,335,768

No individual country included in “Other” accounted for more than 10% of net sales for the fiscal years presented above.

7. OTHER ACCRUED EXPENSES

Other accrued expenses consist of the following:

	March 27, 2004	March 29, 2003
Warranty reserve	$250,000	$233,000
Severance costs	120,000	235,097
Advertising	405,652	440,324
Other	305,709	638,674

	$1,081,361	$1,547,095

BOSTON ACOUSTICS

During the fourth quarter of fiscal 2003, the Company incurred termination costs related to various employee terminations. Employee termination costs occurred across all segments from senior executives to line personnel. The number of employees the Company expected to terminate was 52. As of March 29, 2003, 50 terminations had occurred with the remainder occurring during the first quarter of fiscal 2004. The total termination related costs incurred by the Company during the year ended March 29, 2003 was $574,735 and was allocated based on the employees’ role at the Company between cost of goods sold, selling and marketing, engineering and development, and general and administrative expenses in the consolidated statement of income. As of March 27, 2004 and March 29, 2003, severance costs accrued and unpaid amounted to $120,000 and $235,097, respectively.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Retirement Plan (the 401(k) Plan). The 401(k) Plan is a defined contribution plan established under the provisions of Section 401(k) of the Internal Revenue Code. The Company may make a matching contribution of 25% of each participant’s contribution, up to a maximum of 5% of a participant’s compensation for the plan year. The Company contributed approximately $73,000, $63,000 and $64,000 to the 401(k) Plan during fiscal years 2004, 2003 and 2002, respectively.

9. COMMITMENTS

The Company has leased certain of its facilities under operating lease agreements that expire in fiscal 2005. The leases require payments of approximately $63,000 through fiscal 2005. Total rent expense for fiscal 2004, 2003 and 2002 was approximately $124,000, $181,000 and $247,000, respectively.

As of March 27, 2004, there was one lawsuit outstanding against the Company. The lawsuit relates to an employee termination. The Company believes this lawsuit is without merit and intends to defend itself vigorously. No amounts are accrued related to the lawsuit because the Company is not able to determine the likelihood of a negative outcome nor a reasonable estimate of the loss associated with such an outcome. The Company believes, however, that the outcome of the lawsuit will not have a material impact on its financial position or results of operations.

10. ACCOUNTS RECEIVABLE RESERVES

	Allowance for Doubtful Accounts
(in thousands)	Balance, Beginning of Year	Charged to Costs and Expenses	Deductions(1)	Balance, End of Year
For the fiscal year ended:
March 27, 2004	$312	$313	$(43)	$582
March 29, 2003	$366	$5	$(59)	$312
March 30, 2002	$385	$41	$(60)	$366

(1)	Amounts deemed uncollectible net of recoveries of previously reserved amounts.

	Reserve for Off-Invoice Allowances(2)
(in thousands)	Balance, Beginning of Year	Charged to Revenues	Deductions	Balance, End of Year
For the fiscal year ended:
March 27, 2004	$2,230	$8,286	$(8,163)	$2,353
March 29, 2003	$3,005	$10,522	$(11,297)	$2,230
March 30, 2002	$2,711	$12,771	$(12,477)	$3,005

(2)	Amounts are netted against accounts receivable and include allowances for various sales rebates, timely pay discounts and freight rebates.

2004 ANNUAL REPORT

REPORT OF ERNST & YOUNG LLP INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND STOCKHOLDERS BOSTON ACOUSTICS, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Boston Acoustics, Inc. (a Massachusetts corporation) and subsidiaries (the “Company”) as of March 27, 2004 and March 29, 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for the years then ended. The consolidated statements of income, stockholders’ equity and cash flows of Boston Acoustics, Inc. and subsidiaries as of March 30, 2002, were audited by other auditors who have ceased operations and whose report, dated May 13, 2002, expressed an unqualified opinion on those statements. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2004 and 2003 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Boston Acoustics, Inc. and subsidiaries as of March 27, 2004 and March 29, 2003 and the consolidated results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Boston, Massachusetts

June 9, 2004

REPORT OF ARTHUR ANDERSEN LLP

INDEPENDENT AUDITORS

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

Arthur Andersen LLP

Boston, Massachusetts

May 13, 2002

SELECTED FINANCIAL DATA

FIVE YEAR SELECTED FINANCIAL DATA

(Amounts in Thousands Except Per Share Data)	2004	2003	2002	2001	2000
INCOME STATEMENT DATA
Net Sales	$52,628	$70,629	$85,336	$120,367	$110,391
Net Income	1,857	1,843	3,910	3,897	6,647
Basic Earnings Per Share	0.44	0.41	0.82	0.79	1.32
Diluted Earnings Per Share	0.43	0.41	0.82	0.79	1.25

Weighted-Average Shares Outstanding
Basic	4,239	4,488	4,775	4,914	5,017
Diluted	4,277	4,552	4,785	4,962	5,303
Dividends Per Share	$0.34	$0.34	$0.34	$0.34	$0.34

BALANCE SHEET DATA
Working Capital	$21,683	$22,792	$22,668	$32,502	$24,702
Total Assets	43,958	44,664	48,418	58,032	52,737
Shareholders’ Equity	33,718	35,941	37,998	38,879	36,546

QUARTERLY FINANCIAL DATA

(Unaudited) (Amounts in Thousands Except Per Share Data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
YEAR ENDED MARCH 27, 2004
Net Sales	$12,597	$13,111	$15,377	$11,543	$52,628
Gross Profit	4,580	4,841	6,549	5,221	$21,191
Net Income	216	137	1,016	488	$1,857
Basic Earnings Per Share	0.05	0.03	0.25	0.12	0.44
Diluted Earnings Per Share	0.05	0.03	0.25	0.12	0.43

YEAR ENDED MARCH 29, 2003
Net Sales	$18,257	$18,528	$20,464	$13,380	$70,629
Gross Profit	5,809	5,701	6,595	3,657	$21,762
Net Income	277	358	789	419	$1,843
Basic Earnings Per Share	0.06	0.08	0.18	0.10	0.41
Diluted Earnings Per Share	0.06	0.08	0.18	0.10	0.41

SHAREHOLDER INFORMATION

BOARD OF DIRECTORS

Andrew G. Kotsatos

Chairman and Treasurer

Boston Acoustics, Inc.

Moses A. Gabbay

President and Chief Executive Officer

Boston Acoustics, Inc.

David E. Bell

Professor - Harvard Business School

E. William Boehmler

Financial Consultant

George J. Markos

Senior Vice President and General Counsel

Yell-O-Glow Corporation

EXECUTIVE OFFICERS

Andrew G. Kotsatos

Chairman and Treasurer

Moses A. Gabbay

President and Chief Executive Officer

Michael B. Chass

Vice President - OEM

Debra A. Ricker-Rosato

Vice President - Finance

AUDITORS

Ernst & Young LLP

Boston, Massachusetts 02116-5072

LEGAL COUNSEL

Nixon Peabody LLP

Boston, Massachusetts 02110-2131

TRANSFER AGENT

EquiServe Trust Company, N.A.

Kansas City, MO 64121-9045

Boston Acoustics, Inc. encourages investors to become informed about its business. Additional information, copies of this report and the Company’s Form 10-K filed with the Securities and Exchange Commission may be obtained by writing to Debra A. Ricker-Rosato, Vice President – Finance.

DIVIDEND POLICY

In August of 1992, the Company authorized a 50% increase in its annual dividend rate from $.133 to $.20 per share. In February 1993, the Company authorized an increase to $.267 per share and, in February 1995, authorized an increase to $.333 per share. In August 1998, after announcing a 3:2 stock split, the Company authorized an increase to $.34 per share. Dividends are declared and paid quarterly. Four quarterly dividends totaling $.34 were declared during fiscal 2004.

STOCK MARKET ACTIVITY

The common stock of Boston Acoustics, Inc. has been listed on the NASDAQ National Market System under the symbol BOSA since its initial public offering on December 12, 1986. The following table sets forth high and low closing prices by quarter reported by NASDAQ:

Fiscal 2004	High	Low
First Quarter	10.000	8.810
Second Quarter	12.250	9.661
Third Quarter	11.900	10.300
Fourth Quarter	14.250	10.100

Fiscal 2003	High	Low
First Quarter	13.970	10.050
Second Quarter	13.822	11.030
Third Quarter	13.000	11.100
Fourth Quarter	12.530	8.820

There were 93 shareholders of record as of March 27, 2004. Shareholders who benefically own common stock held in nominee of street name are not included in the number of shareholders of record.

Boston
Boston Acoustics

Boston Acoustics, Inc.
300 Jubilee Drive
Peabody, MA 01960
Fax (978) 538-5091
www.bostonacoustics.com

Tel (978) 538-5000